As filed with the Securities and Exchange Commission on June 7, 2004
Registration No. 333-

UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form S-1

REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933

Macquarie Infrastructure Assets Trust

(Exact name of registrant as specified in its charter)

Delaware	4700	20-6196808
(State or other jurisdiction of incorporation or organization)	(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification Number)

Macquarie Infrastructure Assets LLC

(Exact name of registrant as specified in its charter)

Delaware	4700	43-2052503
(State or other jurisdiction of incorporation or organization)	(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification Number)

600 Fifth Avenue, 21st Floor

New York, New York 10020
(212) 548-6538
(Address, Including Zip Code, and Telephone Number, Including Area Code, of Registrant’s Principal Executive Offices)

Peter Stokes

600 Fifth Avenue, 21st Floor
New York, New York 10020
(212) 548-6538
(Name, Address, Including Zip Code, and Telephone Number, Including Area Code, of Agent for Service)

Copies to:

Antonia E. Stolper Shearman & Sterling LLP 599 Lexington Avenue New York, New York 10022 (212) 848-4000	Norman D. Slonaker Jack I. Kantrowitz Sidley Austin Brown & Wood LLP 787 Seventh Avenue New York, New York 10019 (212) 839-5300

     Approximate date of commencement of proposed sale to the public: As soon as practicable after the effective date hereof.

     If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act, check the following box.    ☐

     If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.    ☐

     If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration number of the earlier effective registration statement for the same offering.    ☐

     If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration number of the earlier effective registration statement for the same offering.    ☐

     If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box.    ☐

CALCULATION OF REGISTRATION FEE

		Proposed Maximum	Proposed Maximum
Title of Each Class of	Amount to Be	Offering Price Per	Aggregate Offering	Amount of
Securities to Be Registered	Registered(1)	Share	Price (2)	Registration Fee

Shares representing beneficial interests in Macquarie Infrastructure Assets Trust			$355,900,000	$45,093

LLC interests of Macquarie Infrastructure Assets LLC			(3)	(4)

(1)	Includes shares representing beneficial interests in Macquarie Infrastructure Assets Trust that may be issued upon exercise of the underwriters’ overallotment option.

(2)	Estimated solely for the purpose of calculating the amount of the registration fee pursuant to Rule 457(o) under the Securities Act of 1933, as amended.

(3)	The number of LLC interests of Macquarie Infrastructure Assets LLC registered hereunder is equal to the number of shares representing beneficial interests in Macquarie Infrastructure Assets Trust that are registered hereby. Each share representing one beneficial interest in Macquarie Infrastructure Assets Trust corresponds to one underlying LLC interest of Macquarie Infrastructure Assets LLC. If the trust is dissolved, each share representing a beneficial interest in Macquarie Infrastructure Assets Trust will be exchanged for an LLC interest of Macquarie Infrastructure Assets LLC.

(4)	Pursuant to Rule 457(i) under the Securities Act, no registration fee is payable with respect to the LLC interests of Macquarie Infrastructure Assets LLC because no additional consideration will be received by Macquarie Infrastructure Assets Trust upon exchange of the shares representing beneficial interests in Macquarie Infrastructure Assets Trust.

     The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the Registration Statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

The information in this prospectus is not complete and may be changed. We may not sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This prospectus is not an offer to sell these securities and it is not soliciting an offer to buy these securities in any state where the offer or sale is not permitted.

Subject to Completion

Preliminary Prospectus dated June 7, 2004

PROSPECTUS

                           Shares

Macquarie Infrastructure Assets Trust

Each Share Represents One Beneficial Interest in the Trust

          This is Macquarie Infrastructure Assets Trust’s initial public offering. We are selling                shares, each representing one beneficial interest in the trust. The purpose of the trust is to hold 100% of the interests of Macquarie Infrastructure Assets LLC. Each beneficial interest in the trust corresponds to one interest of Macquarie Infrastructure Assets LLC. In addition, Macquarie Infrastructure Management (USA) Inc., our Manager, has agreed to purchase                shares (assuming the offering price is at the midpoint of the range) in a separate private transaction concurrently with this offering.

          We expect the public offering price to be between $              and $              per share. Currently, no public market exists for the shares. We intend to apply to list the shares on the New York Stock Exchange or to have the shares quoted on the Nasdaq National Market.

          Investing in the shares involves risks that are described in the “Risk Factors” section beginning on page 8 of this prospectus.

	Per Share	Total

Public offering price	$	$
Underwriting discount	$	$
Proceeds, before expenses, to us	$	$

          The underwriters may also purchase up to an additional                shares from us at the public offering price, less the underwriting discount, within 30 days from the date of this prospectus to cover overallotments.

          Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

          The shares will be ready for delivery on or about               , 2004.

Merrill Lynch & Co.

The date of this prospectus is               , 2004.

          You should rely only on the information contained in this prospectus. We have not, and the underwriters have not, authorized anyone to provide you with different information. If anyone provides you with different information, you should not rely on it. We are not, and the underwriters are not, making an offer to sell these securities in any jurisdiction where the offer or sale is not permitted. You should assume that the information appearing in this prospectus is accurate only as of the date on the front of this prospectus. Our business, financial conditions, results of operations and prospects may have changed since that date.

          In this prospectus, we rely on and refer to information and statistics regarding market data and the industries of our initial businesses and investments obtained from internal surveys, market research, independent industry publications and other publicly available information, including publicly available information regarding listed stock. Although we believe these sources are reliable, we cannot guarantee the accuracy or completeness of the information and have not independently verified it.

          Australian banking regulations that govern the operations of Macquarie Bank Limited and all of its subsidiaries, including our Manager, require the following statements. Investments in Macquarie Infrastructure Assets Trust are not deposits with or other liabilities of Macquarie Bank Limited or of any Macquarie Group company and are subject to investment risk, including possible delays in repayment and loss of income and principal invested. Neither Macquarie Bank Limited nor any other member company of the Macquarie Group guarantees the performance of Macquarie Infrastructure Assets Trust or the repayment of capital from Macquarie Infrastructure Assets Trust.

i

Our Proposed Organizational Structure

* Voting interest

ii

PROSPECTUS SUMMARY

          This summary highlights certain information appearing elsewhere in this prospectus. This summary does not contain all of the information you should consider before buying our shares. For a more complete understanding of this offering, you should read the entire prospectus carefully, including the “Risk Factors” section and the pro forma condensed combined financial statements, the financial statements of our initial businesses and the related notes included in this prospectus.

          Macquarie Infrastructure Assets Trust, which we refer to as the trust, will acquire and own its initial businesses and investments through a Delaware limited liability company, Macquarie Infrastructure Assets LLC, which we refer to as the company. Except as otherwise specified, “we,” “us” and “our” refer to both the trust and the company and its subsidiaries together. The company will own the businesses located in the United States through a Delaware corporation and those located outside of the United States through a series of Delaware limited liability companies. Our structure is set forth in the diagram on the facing page. Macquarie Infrastructure Management (USA) Inc., which we refer to as our Manager, is part of the Macquarie Group of companies, which we refer to as the Macquarie Group, which comprises Macquarie Bank Limited and its subsidiaries and affiliates worldwide.

Overview

          We have been formed to own, operate and invest in a diversified group of infrastructure businesses in the United States and other developed countries. We offer investors an opportunity to participate directly in the ownership of infrastructure businesses, which traditionally have been owned by governments or private investors, or have formed part of vertically integrated companies. Our infrastructure businesses provide basic, everyday services, such as parking, roads and water, through long-life physical assets and operate in sectors with limited competition and high barriers to entry. As a result, they have sustainable and growing long-term cash flows. We intend to operate our businesses to maximize these cash flows by optimizing their operations and financing structure. We also intend to make acquisitions complementary to our initial businesses and acquisitions in other attractive infrastructure sectors. Consequently, we expect to be able both to pay regular dividends, most of which we expect will qualify for the lower U.S. federal tax rate currently applicable to qualifying dividends, and to increase the value of our company.

          We will use the proceeds of this offering to acquire our initial businesses and investments. Our initial businesses consist of an airport services business, an airport parking business and a 50% interest in a toll road. Our initial investments are in a regulated water utility and a communications infrastructure investment fund. We will acquire our initial businesses and investments for approximately $340 million in cash from the Macquarie Group or from infrastructure investment vehicles managed by the Macquarie Group. We believe that the scale and scope of these initial businesses and investments give us a significant and diversified presence in the infrastructure sector. Going forward, we intend to focus principally on owning, operating and acquiring infrastructure businesses in the United States.

          We will engage our Manager to manage our day-to-day operations and affairs. Our Manager is part of the Macquarie Group, a global leader in the acquisition, financing and management of infrastructure businesses. As of March 31, 2004, the Macquarie Group managed over $9 billion worth of equity investments in 60 infrastructure assets in 14 countries. The Macquarie Group has over 330 professionals dedicated to the infrastructure sector around the world, including over 40 in North America.

          A summary of our initial businesses and investments is as follows:

          Airport Services Business. Our wholly owned airport services business, Atlantic, operates fixed base operations, or FBOs, at ten airports. Atlantic is one of the leading FBO operators in the United States, measured by number of FBOs. FBO operations primarily serve the corporate jet segment of the general aviation industry, providing refueling, de-icing, aircraft parking, hangarage and other services. Approximately 74% of Atlantic’s revenues in 2003 were generated by fuel sales. According to the Federal Aviation Administration, or FAA, the consumption of jet fuel by the U.S. general aviation fleet is projected to grow on average at 5.1% per year through 2015. We believe the quality of Atlantic’s operations, strong marketing programs and experienced management team provide it with a competitive advantage. In addition, Atlantic’s operations enjoy limited competition and significant barriers to entry, including a lack of space at the airports for new competitors. Atlantic operates its FBOs under leases granted by the relevant local authority at each airport that have an average of 17 years to expiration.

          Airport Parking Business. Our airport parking business, Macquarie Parking, is the largest provider of off-airport parking services in the United States, measured by number of locations. Macquarie Parking’s 21 facilities comprise over 30,000 parking spaces and over 260 acres at 14 major airports across the United States. Macquarie Parking provides customers with secure 24-hour parking close to airport terminals, as well as transport via shuttle bus to and from their vehicles and the terminal. We expect overall occupancy at airport parking facilities to grow in line with passenger enplanements, which the FAA has projected will grow at an average rate of 3.8% per year through 2015. We believe that Macquarie Parking’s size and nationwide coverage, sophisticated marketing programs and experienced management team provide it with a competitive advantage over other airport parking operators and will allow it to increase market share. In addition, Macquarie Parking’s business enjoys significant barriers to entry, primarily due to a lack of suitable land near airports and zoning requirements. Following our purchase, we will exercise voting control over Macquarie Parking.

          Toll Road Business. Our toll road business consists of our 50% ownership of the company that operates Yorkshire Link, a 19-mile highway in the United Kingdom, pursuant to a concession agreement with the U.K. government that terminates in 2026. Under the concession, Yorkshire Link generates revenues from a “shadow” tolling system, under which road users pay no tolls. Instead, the U.K. government pays fees or “shadow tolls” based on the volume and type of user traffic. During the five years in which it has operated, Yorkshire Link’s traffic volumes have fulfilled expectations and have produced stable and predictable revenues. The day-to-day operations of Yorkshire Link are supervised by a small operations team seconded from Balfour Beatty plc, which will be our 50% partner in the toll road business.

          Macquarie Communications Infrastructure Group. We will purchase approximately 17% of Macquarie Communications Infrastructure Group, or MCG, a public investment vehicle managed by an affiliate of our Manager. MCG’s only investment at present is its 100% ownership of Broadcast Australia Pty Limited, which operates approximately 600 transmission tower sites, the largest broadcasting tower network in Australia. Most of Broadcast Australia’s revenues are earned under long-term contracts with government-owned broadcasters. These contracts accounted for 87% of MCG’s total revenues in its fiscal year ended June 30, 2003. MCG seeks to provide its investors with sustainable dividend yields and to grow through investments in communications infrastructure businesses globally.

          South East Water. We will purchase 17.5% of the holding company that owns South East Water, or SEW, a utility in southeastern England that is the sole provider of water to almost 600,000 households and industrial customers. A U.K. government agency regulates the prices that SEW is allowed to charge for its services. These prices are designed to enable SEW to earn sufficient revenues to recover operating costs, capital infrastructure renewal and taxes, and to generate a return on invested capital, while creating incentives for SEW to operate efficiently. Prices are set every five years for the upcoming five-year period. Under this regulatory system, SEW has stable and predictable profits. A controlling interest in SEW is held by the Macquarie European Infrastructure Fund, which is managed by an affiliate of our Manager.

Industry

          We intend to focus on the ownership and operation of infrastructure businesses with the following types of long-life physical assets:

•	“user pays” assets, such as airport-related infrastructure and roads, whose revenues are derived from a per use charge;

•	contracted assets, such as communications towers and district energy systems, whose revenues are derived from long-term contracts with governments or other businesses; and

•	regulated assets, such as water, gas and electric utilities, that are the sole or predominant providers of an essential service and whose prices are typically regulated by the government.

By their nature, these businesses have sustainable and growing long-term cash flows due to consistent customer demand for their basic, everyday services and the businesses’ strong competitive position. The strong competitive position of these businesses results from high barriers to entry, including:

•	high initial development and construction costs;

•	difficulty in obtaining suitable land;

•	required government approvals, which may be difficult and time consuming to obtain; and

•	long-term exclusive concessions and customer contracts.

We will not seek to acquire infrastructure businesses that face significant competition, such as merchant electricity generation facilities.

Strategy

          We have two primary strategic objectives: to improve and expand the operations of our initial businesses; and to acquire businesses in other attractive infrastructure sectors. A key component of our strategy is our association with the Macquarie Group, a leader in the management, acquisition and financing of infrastructure businesses worldwide.

Operational Strategy

          We will rely on the Macquarie Group’s demonstrated expertise and experience in the management of infrastructure businesses to execute our operational strategy. In managing infrastructure businesses, the Macquarie Group (1) leverages talented operational management teams, (2) instills financial management discipline, (3) sources and executes complementary acquisitions and (4) optimizes capital structures.

          We plan to increase the cash generated in our initial business through initiatives to grow revenues and improve profit margins, by:

•	enhancing client services and marketing programs;

•	making capital expenditures to expand capacity and improve facilities;

•	strengthening our competitive position through complementary acquisitions in the fragmented airport services and airport parking sectors; and

•	selectively refinancing existing debt.

Acquisition Strategy

          We will rely on the Macquarie Group’s acquisition and financing expertise to identify and make attractive acquisitions in the infrastructure sector, in which opportunities often are not widely offered, well understood or properly valued.

          We intend to acquire infrastructure businesses and investments in sectors other than those sectors in which our initial businesses operate and where we expect attractive returns. While we intend to focus on the United States, we will also consider opportunities in other developed countries. Generally, we will seek to acquire controlling interests, but we may acquire minority positions in businesses in attractive sectors where those acquisitions generate immediate dividends and where our partners have similar objectives to our own.

          We believe that opportunities to acquire these types of infrastructure businesses from private sector owners will increase as vertically integrated owners of infrastructure restructure for competitive, financial or regulatory reasons. We also believe that the continuation of the trend toward the privatization of infrastructure assets will lead to acquisition opportunities.

Our Manager

          Management. The company will enter into a management services agreement with our Manager, which will manage our day-to-day operations and affairs and will oversee the management teams of our operating businesses. Neither the trust nor the company will have any employees. Our Manager will second to the company our chief executive officer and chief financial officer and will make other personnel available as required. The services performed for the company will be provided at our Manager’s cost and our Manager will pay the compensation of our seconded officers out of its management fee. Each of our initial businesses has seasoned management teams who have day-to-day responsibility for enhancing the operations of their respective businesses and will be responsible for profitability and internal growth.

          Compensation. We will pay our Manager a management fee based primarily on our market capitalization. In addition, to incentivize our Manager to maximize shareholder returns, we will pay performance fees to our Manager equal to 20% of the outperformance, if any, of semiannual total returns to our shareholders compared to a benchmark index, provided that total shareholder returns for the semiannual period are positive.

          Our Manager’s Investment. Our Manager has agreed to purchase from us, at the closing of this offering in a separate private placement, up to 10% of the number of shares offered hereby at a per share price equal to the initial public offering price, with a total price not to exceed $35 million. The Manager has agreed with us that it will not sell any of these shares until one year after the closing of this offering. Thereafter, it may sell up to 50% of these shares beginning on the first anniversary of the closing of this offering and the balance beginning on the third anniversary of the closing of this offering. We have agreed to file a shelf registration statement as promptly as practicable following the first anniversary of the closing of this offering to cover these shares, as well as any additional shares purchased by the Manager upon the reinvestment of any of its management fees.

Corporate Structure

      The board of directors of the company will include three independent directors and one director appointed by our Manager. The company, directly or through its wholly owned subsidiaries, will own:

•	North America Capital Holding Company, or North America Capital, the holding company that indirectly owns Atlantic;

•	Macquarie Americas Parking Corporation, or MAPC, the holding company that owns a controlling interest in Macquarie Parking;

•	50% of Connect M1-A1 Holdings Limited, or CHL, the holding company that owns all the capital stock of the holder of the government concession to operate Yorkshire Link;

•	approximately 17% of MCG; and

•	17.5% of Macquarie Luxembourg Water SarL, the holding company for SEW.

Corporate Information

          Macquarie Infrastructure Assets Trust is a Delaware statutory trust formed in April 2004. Macquarie Infrastructure Assets LLC is a Delaware limited liability company formed in April 2004. Our principal executive offices are located at 600 Fifth Avenue, 21st Floor, New York, New York 10020, and our telephone number is (212) 548-6538.

The Offering

Shares Offered by Us	shares

Shares Outstanding after the Offering	shares

Use of Proceeds	We estimate that our net proceeds from this offering without exercise of the overallotment option will be approximately $ million. We intend to use these net proceeds and the $35 million of proceeds from the private placement to our Manager to

• pay the purchase price and related costs of our acquisitions of our initial businesses and investments, and

• pay the transaction costs related to this offering.

Dividend Policy	We intend to declare and pay regular quarterly cash dividends on all outstanding shares and expect the initial quarterly dividend to be approximately $ per share. The declaration and payment of this and any other dividends and, if declared, the amount of any such dividend will be subject to the discretion of the company’s board of directors.

Risk Factors	See “Risk Factors” and other information included in this prospectus for a discussion of factors you should carefully consider before deciding to invest in the shares.

          The number of shares outstanding after the offering assumes that our Manager purchases               shares and that the underwriters’ overallotment option is not exercised. If the overallotment option is exercised in full, we will issue and sell an additional               shares.

Summary Financial Data

          The summary financial data for Atlantic at December 31, 2002 and 2003 and for the years then ended were derived from Executive Air Support, Inc.’s audited consolidated financial statements included elsewhere in this prospectus. The summary financial data of Atlantic at March 31, 2004 and for the three months ended March 31, 2003 and 2004 were derived from Executive Air Support, Inc.’s unaudited consolidated condensed financial statements included elsewhere in this prospectus.

          The summary financial data for Macquarie Parking for the year ended December 31, 2001 and for the period from January 1, 2002 to December 18, 2002 are derived from the audited consolidated statements of operations of Off-Airport Parking Operations of PCA Parking Company of America, LLC, or the predecessor, included elsewhere in this prospectus. The summary financial data for Macquarie Parking for the period from July 23, 2002 to December 31, 2002 and for the year ended December 31, 2003 and at December 31, 2002 and 2003 are derived from the audited consolidated financial statements of Macquarie Parking, included elsewhere in this prospectus. The summary financial data for Macquarie Parking at March 31, 2004 and for the three months ended March 31, 2003 and 2004 are derived from unaudited condensed consolidated financial statements included elsewhere in this prospectus.

          The summary financial data for CHL at March 31, 2003 and December 31, 2003 and for the years ended March 31, 2002 and 2003 were derived from the audited financial statements included elsewhere in this prospectus. The summary financial data of CHL at March 31, 2004 were derived from the unaudited consolidated financial statements, which are not included in this prospectus. The summary financial data of CHL for the combined twelve month period represents an aggregation of financial data for nine months ended December 31, 2003, which was derived from the audited financial statements included elsewhere herein, and financial data for the three months ended March 31, 2004, which was derived from the unaudited financial statements, which are not included in this prospectus. We own indirectly 50% of CHL and accordingly will account for this business under the equity method of accounting.

          The summary financial data presented below represent the historical financial information for Atlantic, Macquarie Parking and CHL and do not reflect the accounting for these businesses upon completion of the acquisitions and the operation of the businesses as a consolidated entity. You should read this information with the financial statements and related notes, the unaudited condensed combined pro forma financial statements and related notes and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” included elsewhere in this prospectus.

	Year Ended		Three Months Ended
	December 31,		March 31,

Atlantic	2002	2003	2003	2004

	($ in thousands)
Statements of Operations Data:
Revenue	$68,591	$78,417	$18,736	$24,704
Operating income	13,380	16,205	3,084	4,482
Income (loss) from continuing operations	4,942	6,045	1,102	(1,097)

	At December 31,		At March 31,

	2002	2003	2004

Balance Sheet Data:
Total assets	$128,836	$135,210	$135,877
Total liabilities	74,968	75,369	77,120
Preferred stock	64,099	64,099	64,099
Stockholders’ deficit	(10,231)	(4,258)	(5,342)

			Macquarie
		Predecessor	Parking	Macquarie	Macquarie Parking
	Predecessor	Period from	from July 23,	Parking	Three Months
	Year Ended	January 1 to	2002 to	Year Ended	Ended March 31,
	December 31,	December 18,	December 31,	December 31,
Macquarie Parking	2001	2002	2002(1)	2003(2)	2003	2004(2)

	($ in thousands)
Statement of Operations Data:
Revenue	$20,541	$20,524	$525	$26,291	$4,226	$12,156
Operating income	3,200	4,184	(556)	1,730	114	2,059
Net income (loss)	(4,042)	(6,727)	(636)	(5,000)	(556)	61

			At
	At December 31,		March 31,

	2002	2003(2)	2004(2)

Balance Sheet Data:
Total assets	$85,502	$155,143	$154,478
Total liabilities	62,644	136,372	135,988
Shareholders’ equity	22,307	12,421	12,114

(1) Established on July 23, 2002, operations began December 19, 2002 with the acquisition of the predecessor.

(2)	Includes Avistar, which was acquired on October 1, 2003.

			Combined 12
	Year Ended March 31,		Months Ended
			March 31,
CHL	2002	2003	2004

	(£ in thousands)
Statement of Operations Data:
Revenue	£46,051	£45,267	£46,205
Operating income	33,895	32,618	32,311
Net income (loss)	4,549	(2,113)	11,025

	At March 31,	At December 31,	At March 31,
	2003	2003	2004

Balance Sheet Data:
Total assets	£297,799	£297,814	£286,711
Total liabilities	348,742	341,454	329,294
Shareholders’ deficit	(50,943)	(43,640)	(42,583)

RISK FACTORS

          An investment in the shares involves a number of risks. You should carefully consider the following information about these risks, together with the other information contained in this prospectus, before investing in our shares. The risks and uncertainties described below are not the only ones we face. However, these are the risks our management believes are material. Additional risks not presently known to us or that we currently deem immaterial may also impair our business or results of operations. Any of the risks described below could result in a significant or material adverse effect on our results of operations or financial condition and a corresponding decline in the market price of the shares. You could lose all or part of your investment.

          This prospectus also contains forward-looking statements that involve risks and uncertainties. Our actual results could differ materially from those forward-looking statements discussed under the heading “Forward-Looking Statements” as a result of certain factors, including the risks described below and elsewhere in this prospectus.

Risks Related to Our Business

We have no previous operating history and we may not be able to successfully manage our initial businesses on a combined basis.

          We were formed in April 2004 and have conducted no operations and have generated no revenues to date. We will use the proceeds of this offering to acquire our initial businesses and investments for cash from the Macquarie Group or infrastructure investment vehicles managed by the Macquarie Group. While all of our initial businesses and investments have historical operations, our initial businesses have not been operated as a combined company. As a result, if we do not develop effective systems and procedures, including accounting and financial reporting systems, to manage our operations, we may not be able to manage the combined enterprise on a profitable basis. In addition, the pro forma condensed combined financial statements of our initial businesses cover periods during which most of our initial businesses were not under common control or management and, therefore, may not be indicative of our future financial condition or operating results.

In the event of the underperformance of our Manager, we may be unable to remove our Manager.

          Under the terms of the management services agreement, our Manager must significantly underperform in order for the management services agreement to be terminated. The company’s board of directors cannot remove our Manager unless:

•	our Manager materially breaches the terms of the management services agreement and such breach continues unremedied for 60 days after notice;

•	our Manager acts with gross negligence, willful misconduct, bad faith or reckless disregard in carrying out its obligations under the management services agreement, or engages in fraud;

•	our Manager experiences certain bankruptcy events; or

•	our shares underperform a benchmark index by more than the greater of 30% in relative terms or 5% in absolute terms in eight out of ten semiannual periods on a rolling basis, and the holders of a minimum of 66 2/3% of the outstanding trust stock (excluding any shares owned by our Manager or any of its affiliates) vote to remove our Manager.

          Our Manager’s performance will be measured not only based upon the market price of our shares but also based upon the market performance of our shares against the benchmark index. As a result, even if the absolute performance of the market price of our shares does not meet expectations, the company’s board of directors cannot remove our Manager unless the market performance of our shares also significantly underperforms the benchmark index.

The terms of the acquisition agreements with respect to our initial businesses and investments, the management services agreement and the registration rights agreement with respect to our Manager’s investment were negotiated without independent assessment on our behalf, and may be less advantageous to us than if they had been the subject of arm’s-length negotiations.

          The terms and pricing of the agreements with respect to our acquisitions of our initial businesses and investments from the Macquarie Group and investment vehicles managed by the Macquarie Group and the terms of the management services agreement and registration rights agreement which we intend to enter into were negotiated among Macquarie Group affiliated entities in the overall context of this offering. There was no review by unaffiliated third parties, including the company’s independent board members, on our behalf of the pricing or the terms of the agreements which we have entered into or intend to enter into. As a result, provisions of these agreements may be less favorable to the company than they might have been had they been produced by arm’s-length transactions between unaffiliated third parties.

Our Manager can resign on 90 days’ notice and we may not be able to find a suitable replacement within that time.

          Our Manager has the right, under the management services agreement, to resign at any time on 90 days’ notice, whether we have found a replacement or not. Australian banking regulations that govern the operations of Macquarie Bank Limited and all of its subsidiaries, including our Manager, require that subsidiaries of Australian banks providing management services have these resignation rights.

          If our Manager resigns, we may not be able to find a new external manager or hire internal management with similar expertise within 90 days to provide the same or equivalent services on acceptable terms, or at all. If we are unable to do so quickly, our operations are likely to experience a disruption, our financial results will be adversely affected, perhaps materially, and the market price of our shares may decline. In addition, the coordination of our internal management, acquisition activities and supervision of our businesses and investments are likely to suffer if we were unable to identify and reach an agreement with a single institution or group of executives having the expertise possessed by our Manager and its affiliates.

          Furthermore, if our Manager resigns, the trust and the company, as well as each of their direct and indirect subsidiaries, will be required to change their names to remove any reference to “Macquarie.” This may cause the value of the company and the market price of the trust stock to decline.

We intend to pay regular dividends to our shareholders, but our holding company structure may limit our ability to do so because we will rely on distributions both from our subsidiaries and the companies in which we hold investments.

          We are a holding company with no operations. Therefore, we will be dependent upon the ability of our initial businesses and investments to generate earnings and cash flows and distribute them to us in the form of dividends and upstream debt payments to pay our expenses and to pay dividends to our shareholders. The ability of our operating subsidiaries and the businesses in which we will hold investments to make distributions to us is subject to limitations under the terms of certain of their debt agreements and the applicable laws of their respective jurisdictions. If, as a consequence of these various limitations and restrictions, we are unable to generate sufficient distributions from our businesses and investments, we may not be able to make or may have to delay or cancel payment of distributions on our shares.

Our initial businesses and the businesses in which we will initially invest have substantial indebtedness, which could inhibit their operating flexibility.

          The company will initially have no debt. As of March 31, 2004, on a consolidated pro forma basis, we had total long-term debt of $279 million. All of this debt is at the subsidiary level and has recourse only to the relevant subsidiary. The companies in which we will have initial investments also have debt. The ability of each of our initial businesses and investments to meet their respective debt service obligations and to repay their outstanding indebtedness will depend primarily upon cash produced by that business.

          This indebtedness could have important consequences, including:

•	limiting the payment of dividends and distributions to us;

•	increasing the risk that our subsidiaries and the companies in which we will hold investments might not generate sufficient cash to service their indebtedness;

•	limiting our ability to use operating cash flow in other areas of our businesses because our subsidiaries or the companies in which we will hold investments must dedicate a substantial portion of their operating cash flow to service their debt;

•	limiting our and our subsidiaries’ ability to borrow additional amounts for working capital, capital expenditures, debt services requirements, execution of our internal growth strategy, acquisitions or other purposes; and

•	limiting our ability to capitalize on business opportunities and to react to competitive pressures or adverse changes in government regulation.

          If any of our subsidiaries or the companies in which we will hold initial investments is unable to comply with the terms of its respective debt agreements, it may be required to refinance a portion or all of its debt or to obtain additional financing. It may be unable to refinance or obtain additional financing because of its high levels of debt and the debt incurrence restrictions under its debt agreements. It may be forced to default on its debt obligations if cash flow is insufficient and refinancing or additional financing is unavailable, and, as a result, the relevant debt holders may accelerate the maturity of their obligations.

We own a minority interest in our initial investments and may acquire similar minority interests, and consequently cannot exercise significant influence over their business or the level of their distributions to us.

          We will own minority positions in the investments in MCG and SEW and have limited legal rights to influence the management of those businesses or any other businesses in which we make minority investments. MCG is managed by an affiliate of our Manager and SEW is majority owned by an entity that is managed by an affiliate of our Manager. These entities may develop different objectives than we have and may not make distributions to us at levels that we anticipate. Our inability to exercise significant influence over the operations, strategies and policies of the businesses in which we will have, or may acquire following this offering, a minority interest means that decisions could be made that could adversely affect our results and our ability to generate cash and distribute dividends.

Our cash flows may be negatively affected by our failure to consummate the acquisitions of our initial businesses and investments as anticipated.

          We have entered into agreements to acquire our initial businesses and investments. The closings of these acquisitions are subject to the receipt of third party consents and the satisfaction of various conditions precedent described under “The Acquisition of Our Initial Businesses and Investments.” Accordingly, we may not be able to consummate the acquisition of some or all of our initial businesses or investments in a timely manner or at all. In the event our acquisitions of some or all of our initial businesses or investments is delayed or does not occur at all, we intend to use the funds that were intended for those acquisitions to buy or invest in other infrastructure businesses in accordance with our acquisition strategy. Pending application of the funds, we plan to invest them in cash or U.S. government obligations. As a consequence, we may not be able to earn a sufficient return on the funds reserved for any such acquisition to replace the anticipated cash flows of those businesses or investments.

We may not be able to successfully acquire new infrastructure businesses.

          A major component of our strategy is to acquire additional infrastructure businesses both within the sectors in which we will initially operate and in sectors where we will initially have no presence.

Acquisitions involve a number of special risks, including failure of the acquired business to achieve expected results, failure to identify material risks or liabilities associated with the acquired business prior to its acquisition, diversion of our management’s attention, and the failure to retain key personnel of the acquired business, some or all of which could have a material adverse effect on our business, cash flow and ability to pay dividends. We expect to face competition for acquisition opportunities, and some of our competitors may have greater financial resources or access to financing on more favorable terms than we will. This competition may limit our acquisition opportunities, may lead to higher acquisition prices or both. While we expect that our relationship with the Macquarie Group will help us in making acquisitions, we cannot assure you that anticipated benefits will be realized.

There is no assurance that we will be able to successfully fund future acquisitions of new infrastructure businesses, a significant element of our business strategy, due to the unavailability of debt or equity financing.

          In order to make acquisitions, we will generally require funding from external sources. Since the timing and size of acquisitions cannot be readily predicted, we may need to be able to obtain funding on short notice to benefit fully from attractive opportunities. Debt to fund an acquisition may not be available on short notice or may not be available on terms acceptable to us. In addition, the level of our subsidiary indebtedness will impact our ability to borrow at the holding company level. We intend to fund the balance of the consideration for future acquisitions through the issuance of additional shares. If our shares do not maintain a sufficient market value, issuance of new shares may result in dilution of our then-existing shareholders. Alternatively, we may not be able to complete the issuance of the required amount of shares on short notice or at all due to a lack of investor demand for the shares at prices that we consider to be in the interests of then-existing shareholders. As a result of a lack of funding, we may not be able to pursue our acquisition strategy successfully.

Many of our initial businesses and investments are, and our future businesses and investments may be, operated pursuant to government licenses, leases, concessions or contracts which are generally very complex and may result in a dispute over interpretation or enforceability. Our failure to comply with regulations or concessions could subject us to monetary penalties or result in a revocation of our rights to operate the affected business.

          Many of our initial businesses and initial investments (such as our airport services business, our toll road business and SEW) are, and our future businesses and investments may be, subject to substantial regulation by governmental agencies. In addition, their operations do and may rely on government licenses, concessions, leases or contracts that are generally very complex and may result in a dispute over interpretation or enforceability. In addition, if we fail to comply with these regulations or contractual obligations, we could be subject to monetary penalties or we may lose our rights to operate the affected business, or both. Where our ability to operate an infrastructure business is subject to a concession or lease from the government, the concession or lease may restrict our ability to operate the business in a way that maximizes cash flows and profitability. The lease or concession may also contain clauses more favorable to the government counterparty than a typical commercial contract. For instance, the lease or concession may enable the government to terminate the lease or concession in certain circumstances without requiring them to pay adequate compensation. In addition, government counterparties also may have the discretion to change or increase regulation of our operations, or implement laws or regulations affecting our operations, separate from any contractual rights they may have. Governments have considerable discretion in implementing regulations that could impact these businesses, and because our businesses provide basic, everyday services, and face limited competition, governments may be influenced by political considerations and may make decisions that adversely affect our businesses.

Governmental agencies may determine the prices we charge and may be able to restrict our ability to operate our business to maximize profitability.

          Where our business is the sole or predominant service provider in its service area and provides services that are essential to the community, such as SEW, it is subject to rate regulation that will determine the prices it may charge. We may be subject to unfavorable price determinations that may be final with no right of appeal or which, despite a right of appeal, as in the case of SEW, could result in our profits being negatively affected. Businesses and investments we acquire in the future may also be subject to rate regulation.

The ownership of businesses and investments located outside of the United States exposes us to currency exchange risks that may result in a decrease in the carrying value of our investments and a decrease in the amount of distributions we receive from our businesses and investments.

          Our interests in CHL, MCG and SEW will be subject to risk from fluctuations in currency exchange rates, as the reporting currencies of CHL and SEW are Pounds Sterling, and the reporting currency of MCG is Australian dollars. We expect to receive distributions from CHL, MCG and SEW denominated in these currencies. Fluctuations in the currency exchange rates for Pounds Sterling and Australian dollars against the U.S. dollar resulting in losses from any such fluctuations will be reflected in our results. A strengthening of the U.S. dollar against these currencies would reduce the U.S. dollar amount of the distributions we receive from these foreign operations.

Certain provisions of the management services agreement and the operating agreement of the company make it difficult for third parties to acquire control of the trust and the company and could deprive you of the opportunity to obtain a takeover premium for your shares.

          In addition to the limited circumstances in which our Manager can be terminated under the terms of the management services agreement, the management services agreement provides for a substantial termination fee to be paid upon the Manager’s resignation where the trust stock ceases to be listed on a recognized U.S. exchange and an alternate method of calculating the Manager’s fees has not been agreed.

          The operating agreement of the company, which we refer to as the LLC agreement, contains a number of provisions that could have the effect of making it more difficult for a third party to acquire, or discourage a third party from acquiring, control of the trust and the company. These provisions include:

•	restrictions on the company’s ability to enter into certain transactions with our major shareholders, based on the limitation contained in Section 203 of the Delaware General Corporation Law;

•	allowing only the company’s board of directors to fill vacancies, including newly created directorships and requiring that directors may be removed only for cause and a shareholder vote of 66 2/3%;

•	requiring that only the company’s board of directors may call a special meeting of our shareholders;

•	prohibiting shareholders from taking any action by written consent;

•	establishing advance notice requirements for nominations of candidates for election to the company’s board of directors or for proposing matters that can be acted upon by our shareholders at a shareholders meeting;

•	having a substantial number of additional shares of authorized but unissued trust stock; and

•	providing the company’s board of directors with broad authority to amend the LLC agreement.

Our initial businesses and investments have environmental risks that may impact our future profitability.

          The operations of our initial businesses and investments are subject to numerous statutes, rules and regulations relating to environmental protection. The operations of our initial businesses involve the handling of a significant amount of hazardous material. There is the possibility of prior or future environmental contamination, including soil and groundwater contamination, as a result of the spillage of hazardous materials or other pollutants.

          Under various federal, state, local and foreign environmental statutes, rules and regulations, a current or previous owner or operator of real property may be liable for noncompliance with applicable environmental and health and safety requirements and for the costs of investigation, monitoring, removal or remediation of hazardous materials. These laws often impose liability whether or not the owner or operator knew of, or was responsible for, the presence of hazardous materials. The presence of these hazardous materials on a property could also result in personal injury or property damage or similar claims by private parties.

          Persons who arrange for the disposal or treatment of hazardous materials may also be liable for the costs of removal or remediation of those materials at the disposal or treatment facility, whether or not that facility is or ever was owned or operated by that person.

          Any liability resulting from noncompliance or other claims relating to environmental matters could have a material adverse effect on our results of operations, financial condition, liquidity and prospects.

We are dependent on certain key personnel, and the loss of key personnel, or the inability to retain or replace qualified employees, could have an adverse effect on our business, financial condition and results of operations.

          We intend to operate our initial businesses on a stand-alone basis, relying on existing management teams for day-to-day operations. Consequently, our operational success, as well as the success of our internal growth strategy, will be dependent on the continued efforts of the management teams of our initial businesses, who have extensive experience in the day-to-day operations of these businesses. Furthermore, we will likely be dependent on the operating management teams of businesses that we may acquire in the future. The loss of key personnel, or the inability to retain or replace qualified employees, could have an adverse effect on our business, financial condition and results of operations.

Risks Related to Taxation

Shareholders will be required to pay tax on their share of our taxable income, whether or not they receive cash distributions from us.

          Shareholders will be required to pay U.S. federal income taxes and, in some cases, state, local, and foreign income taxes on their share of our taxable income, whether or not they receive cash distributions from us. Shareholders may not receive cash distributions equal to their share of our taxable income or even the tax liability that results from that income. In addition, if we invest in the stock of a controlled foreign corporation (or if one of the corporations in which we invest becomes a controlled foreign corporation, an event which we cannot control), we may recognize taxable income, which shareholders will be required to take into account in determining their taxable income, without a corresponding receipt of cash to distribute to them.

If we fail to satisfy the “qualifying income” exception or are required to register under the Investment Company Act of 1940, we will be subject to an entity-level tax in the United States.

          The company will be treated as a partnership for U.S. federal income tax purposes provided that it is not characterized as a corporation by virtue of being a “publicly-traded partnership” within the meaning of Section 7704(b) of the Internal Revenue Code of 1986, as amended, or the Code. The company will not be characterized as a corporation under that provision so long as 90% or more of the company’s gross income in each of its taxable years constitutes “qualifying income,” within the meaning of

Section 7704(d) of the Code, and the company is not required to be registered under the Investment Company Act. We anticipate that (1) the company will not be required to be registered under the Investment Company Act and (2) more than 90% of the income recognized by the company during each of its taxable years will consist of dividends, interest and capital gains from stocks or bonds, each of which generally constitutes “qualifying income” within the meaning of Section 7704(d) of the Code. If we fail to satisfy the “qualifying income” exception described above or are required to register under the Investment Company Act, items of income and deduction would not pass through to shareholders and shareholders would be treated for U.S. federal (and certain state and local) income tax purposes as shareholders in a corporation. In addition, the company would likely be liable for state and local income and/or franchise taxes. We would be required to pay income tax at regular corporate rates on its net income. Distributions to shareholders would constitute ordinary dividend income taxable to such shareholders to the extent of the company’s earnings and profits, and the payment of these dividends would not be deductible by the company. Taxation of the company as a corporation would result in a material reduction in a shareholder’s cash flow and after-tax return and thus would likely result in a substantial reduction of the value of the shares.

The current treatment of qualified dividend income and long-term capital gains under current U.S. federal income tax law may be adversely affected, changed or repealed in the future. Further, there is no assurance that the dividends we receive from CHL, MCG and SEW will continue to be treated as qualified dividend income.

          Under current law, qualified dividend income and long-term capital gains are taxed to non-corporate investors at a maximum U.S. federal income tax rate of 15%. This tax treatment may be adversely affected, changed or repealed by future changes in tax laws at any time and is currently scheduled to expire for tax years beginning after December 31, 2008. In addition, although we currently believe that a shareholder’s distributive share of dividends we receive from SEW should constitute qualified dividend income, such treatment is not certain and it is possible that the Internal Revenue Service, or the IRS, may take a contrary view under existing law or that regulations or other administrative guidance interpreting the qualified income dividend provisions will prevent dividends received by the company from SEW as constituting qualified dividends. Further, because the ownership and activities of CHL, MCG and SEW will not be within our control, each of such entities could experience a change of ownership or activities that could result in dividends we receive from such corporations no longer being considered qualified dividend income, and we will be unable to stop such a change from occurring.

Risks Related to Our Initial Businesses and Investments

Pending litigation that may not be adequately covered by insurance or indemnity agreements could have a material adverse effect on our liquidity and financial condition.

          Two Atlantic companies, which are part of our airport services business, and one former Atlantic company are defendants in a claim brought by the families of two pilots killed in a plane crash in 2000. The plaintiffs are each seeking $100 million in punitive damages, $100 million for wrongful death and $5 million for pain and suffering. The defendant FBO operating company carries liability insurance for an amount of up to $50 million and the other two defendant companies, the current parent of the Atlantic operating company and its former subsidiary, each hold policies for coverage of up to $1 million. In addition, the sale and purchase agreement for the Atlantic business provides for a $20 million indemnity which would apply in the event of a judgment for damages against the defendant Atlantic companies. However, there is no assurance the selling shareholders of Atlantic will have sufficient resources to meet their indemnity obligation in the event we seek to claim an amount pursuant to this indemnification provision. We are unable at this time to estimate what the ultimate liability may be, and it is possible that we may be required to pay judgments or settlements, and incur expenses, in excess of the insurance coverage or available indemnity in aggregate amounts that would have a material adverse effect on our financial condition, results of operations or liquidity.

Any adverse development in the general aviation industry that results in less air traffic at airports serviced by Atlantic will have a material adverse impact on its FBO business.

          A large part of the revenue at FBOs is generated from fuel sales and other services provided to general aviation customers. Air travel and air traffic volume of general aviation customers can be affected by airport-specific occurrences as well as events that have nationwide and industry-wide implications. The events of September 11, 2001 had a significant adverse impact on the aviation industry, particularly in terms of traffic volume due to forced closures, revenue and employment. Immediately following September 11, 2001, thousands of general aviation aircraft were grounded for weeks due to the FAA’s “no-fly zone” restrictions imposed on the operation of aircraft. Airport specific circumstances include situations in which Atlantic’s major customers relocate their home base or preferred fueling stop to alternative locations. Additionally, the general economic conditions of the area where the airport is located will impact the ability of Atlantic’s FBOs to attract general aviation customers. Significant increases in fuel prices also may decrease the demand for services provided by Atlantic, including refueling services, leading to lower operating income and profits.

          Changes in the general aviation market as a whole may adversely affect our airport services business. General aviation travel is more expensive than alternative modes of travel. Consequently, during periods of economic downturn, FBO customers may choose to travel by less expensive means, which could impact the earnings of Atlantic’s FBO business. Travel by commercial airlines may become more attractive for general aviation travelers if the cost of commercial airline travel decreases or if the service level improves. Under these circumstances, Atlantic’s FBOs may lose customers to the commercial air travel market, which may decrease our earnings.

Atlantic’s FBO business is subject to a variety of competitive pressures, and the actions of competitors may have a material adverse effect on the revenues of its FBO business.

          FBO operators at a particular airport compete based on a number of factors, including location of the facility relative to runways and street access, service, value-added features and reliability and, to a lesser extent, price. Eight of Atlantic’s FBOs compete with one or more FBOs at their respective airports, and, to a much lesser extent, some of Atlantic’s FBOs compete with FBOs at nearby airports. We cannot predict the actions of competitors who may seek to increase local market share. Some present and potential competitors have or may obtain greater financial and marketing resources than we do, which may negatively impact our ability to compete at each airport.

          Atlantic’s two sole provider FBOs do not generally have the right to be the sole provider of FBO services at any of Atlantic’s FBO locations. The authority responsible for each airport has the ability to grant other FBO leases at the airport and new competitors could be established at those FBO locations. The addition of new competitors is particularly likely if Atlantic is seen to be earning significant profits from its FBO operations. Any such actions, if successful, may reduce, or impair our ability to increase, the revenues of the FBO business.

The termination for cause or convenience of one or more of the leases for Atlantic’s FBOs would damage our airport services business significantly.

          Atlantic’s revenues are derived from long-term FBO leases at airports. If Atlantic defaults on the terms and conditions of its leases, the relevant airport authority may terminate the lease without compensation, and Atlantic would then lose the income from that lease, and would be in default under its loan agreements and be obliged to repay its lenders a portion of its outstanding loan amount. Atlantic’s FBOs at Chicago Midway, Philadelphia, North East Philadelphia and New Orleans International allow the airport authority to terminate the lease for convenience, and may require the airport authority to use reasonable efforts to secure an alternative site for the FBO, or the payment of compensation equal to the net book value of the facility. If the airport authority were to terminate any of those leases for convenience, Atlantic would then lose the income from that lease and be obliged to repay lenders a portion of the then outstanding loan amount.

Occupancy of Macquarie Parking’s parking facilities is dependent on the level of passenger traffic at the airports at which Macquarie Parking operates.

          Macquarie Parking’s parking facilities are dependent upon parking traffic primarily generated by commercial airline passengers and are susceptible to competition from other airports and to disruptions in passenger traffic at the airports at which Macquarie Parking operates. For example, the events of September 11, 2001 had a significant impact on the aviation industry and, as a result, negatively impacted occupancy levels at parking facilities. In the first few days following September 11, 2001, revenue from Macquarie Parking’s parking facilities was negligible and did not fully recover until some months after the event. Other events such as wars, outbreaks of disease, such as SARS, and terrorist activities in the United States or overseas may reduce airport traffic and therefore occupancy rates. In addition, traffic at an airport at which Macquarie Parking has facilities may be reduced if airlines reduce the number of flights at that airport.

Our airport parking business is exposed to competition from both on-airport and off-airport parking.

          At each of the locations at which Macquarie Parking operates, it competes with both on-airport parking facilities, many of which are located closer to passenger terminals, and other off-airport parking facilities. If an airport expands its parking facilities or if off-airport parking facilities are opened or expanded, customers may be drawn away from Macquarie Parking’s sites or Macquarie Parking may have to reduce its parking rates, or both.

          Parking rates charged by Macquarie Parking at each of its locations are set with reference to a number of factors, including prices charged by competitors and quality of service by on-airport and off-airport competitors, the location and quality of the facility and the level of service provided. Additional sources of competition to Macquarie Parking’s operations may come from new or improved transportation to the airports where Macquarie Parking’s parking facilities are located. Improved rail, bus or other services may encourage Macquarie Parking’s customers not to drive to the airport and therefore negatively impact revenue.

Macquarie Parking has a substantial amount of senior debt due to mature in 2006. The inability to extend, refinance or repay this senior debt when due would have a material adverse effect on that business. In addition, if interest rates increase, the cost of servicing any debt that Macquarie Parking raises to refinance the maturing debt will increase, reducing its profitability and its ability to distribute dividends to us.

          Macquarie Parking has approximately $126 million of senior debt due in 2006. This loan will have to be extended, refinanced on that date or repaid. We cannot assure you that a replacement loan will be available. If available, a replacement loan may only be available at a substantially higher interest rate or margin or with substantially more restrictive covenants. Either event may limit the operational flexibility of Macquarie Parking and its ability to upstream dividends and distributions. We also cannot assure you that we or the other owners of the business will be able to make capital contributions to repay some or all of the debt if required. If Macquarie Parking is unable to repay its debt when due, it would become insolvent. If interest rates increase, Macquarie Parking will pay higher rates of interest on any debt that it raises to refinance the senior debt, thereby reducing its profitability and, consequently, having an adverse impact on its ability to distribute dividends to us.

Changes in regulation by airport authorities or other governmental bodies governing the transportation of customers to and from the airports at which Macquarie Parking operates may negatively affect our operating results.

          Macquarie Parking’s shuttle operations transport customers between the airport terminals and its parking facilities and are regulated by, and are subject to, the rules and policies of the relevant local airport authority, which may be changed at their discretion. Some airport authorities levy fees on off-airport parking operators for the right to transport customers to the terminals. There is a risk that airport authorities may restrict Macquarie Parking’s access to terminals, impede its ability to manage its shuttle operations efficiently, impose new fees or increase the fees currently levied.

          Further, the FAA and the Transportation Security Administration, or TSA, regulate the operations of all the airports at which our airport parking business has locations. The TSA has the authority to restrict access to airports as well as to impose parking and other restrictions around the airports. The TSA could impose more stringent restrictions in the future that would inhibit the ability of customers to use Macquarie Parking’s facilities.

Our toll road business’ revenues may be adversely affected if traffic volumes decline.

          Since the shadow toll revenues payable by the U.K. government’s Secretary of State for Transport, or the Transport Secretary, are linked to the volume of traffic using Yorkshire Link, our toll road business’ revenues will be adversely affected if traffic volumes decline. A decline in traffic volume could result from a number of factors, including recession, increases in fuel prices, attractive alternative transport routes or improvements in public transportation.

          In addition, the concession provides for a significant reduction in the shadow toll revenues payable by the Transport Secretary from 2014.

The Transport Secretary may terminate the concession without compensation to our toll road business or with insufficient compensation.

          If our toll road business defaults on its obligations set out in the concession, the Transport Secretary may terminate the concession without compensation to our toll road business. Even if our toll road business does not default on its obligations under the concession, the Transport Secretary may terminate the concession in the event that:

•	the performance of the concession becomes impossible without the exercise of a statutory power by the Transport Secretary;

•	the Transport Secretary chooses not to exercise that power following a request from our toll road business; and

•	our toll road business and the Transport Secretary fail to agree on an alternative means of performance within a period of 90 days.

          We are unable to predict if or when such circumstances might occur. The concession also may be terminated by the Transport Secretary in certain other circumstances, including an event of force majeure. While our toll road business is required to be compensated in such circumstances, the compensation paid may be insufficient for us to recover our full investment in our toll road business. Failure to compensate our toll road business in the event of termination may result in the value of our investment in our toll road business being reduced to nothing since our toll road business would likely default on its debt obligations in these circumstances.

We share control of our toll road business equally with our partner Balfour Beatty and as a result are not in a position to control operations, strategies or financial decisions without the concurrence of Balfour Beatty.

          We will hold a 50% interest in our toll road business and the remaining 50% is held by Balfour Beatty. We are not in a position to control operations, strategies or financial decisions without the agreement of Balfour Beatty. Conflicts may arise in the future between our business objectives and those of Balfour Beatty. If this were to occur, decisions to take action necessary, in our view, for the proper management of the business might not be made.

MCG’s sole investment presently relies upon two key customers. If contracts with these customers were terminated and Broadcast Australia was not adequately compensated, or if the contracts were not renewed, MCG’s revenues would be significantly reduced.

          MCG’s only investment at present is 100% ownership of Broadcast Australia. Broadcast Australia’s two key customers are the government-owned national broadcasters, the Australian Broadcasting Corporation, or the ABC, and Special Broadcasting Service, or SBS, which together accounted for approximately 87% of Broadcast Australia’s total revenue in its fiscal year ended June 30, 2003. ABC and SBS both currently receive Australian government funding to provide transmission services, but that funding could be reduced or withdrawn. Broadcast Australia has entered into a series of long-term contracts with ABC and SBS, with terms generally ending between 2008 and 2024. If these contracts are terminated and Broadcast Australia is not adequately compensated, or the contracts are not renewed at their expiration, Broadcast Australia’s operations would be materially adversely affected.

SEW’s revenues are subject to regulation and SEW may receive unfavorable treatment from U.K. regulatory authorities.

          As the sole water-only supplier in its service areas, prices that SEW charges for its services are subject to review and approval every five years by The Office of Water Services, or Ofwat, the water regulator for England and Wales. SEW’s proposed pricing for the period from April 1, 2005 to March 31, 2010 is currently under review. The outcome of this review and future reviews is uncertain. In the event that Ofwat were to deny recovery of certain operating expenses and/or capital expenditures through the prices that SEW charges for its services, or were to determine that a reduced return on invested capital should be allowed, there would be a negative impact on the future revenues of SEW.

SEW is dependent on the availability of water supplies and, if required to increase supply beyond the expected levels, could incur substantial costs, which, despite the existence of interim pricing review mechanisms, may not be adequately compensated.

          SEW requires sufficient water to supply its customer base. The availability of water is subject to, among other things, SEW continuing to benefit from water abstraction licenses, contractual arrangements for the supply of water from neighboring water companies, investment in increasing water resources to match customer growth and short-term issues affecting water supply, such as drought. Ofwat has placed SEW, along with other southern water companies, in the lowest quartile in terms of water security of supply. In the event of water shortage, SEW will be exposed to additional costs and reputational damage. There are significant uncertainties beyond SEW’s control affecting the amount of water resources, including climate change, the amount of annual rainfall, the rate of house building and industrial development in SEW’s service areas and other factors. If SEW is required to increase supply beyond the expected levels, it could incur substantial costs, which, despite the existence of interim pricing review mechanisms, may not be adequately compensated.

Risks Related to This Offering

There is no public market for the shares and you cannot be certain that an active trading market or a specific share price will be established.

          We intend to apply to list the shares on the New York Stock Exchange or to have the shares quoted on the Nasdaq National Market. However, there currently is no public trading market for the shares, and an active trading market may not develop upon completion of this offering or continue to exist if it does develop. The market price of the shares may also decline below the initial public offering price. The initial public offering price per share will be determined by agreement among us and the representatives of the underwriters, and may not be indicative of the market price of the shares after our initial public offering.

Future sales of shares may affect the market price of the trust stock.

          We cannot predict what effect, if any, future sales of our shares, or the availability of shares for future sale, will have on the market price of our shares. Sales of substantial amounts of our shares in the public market following our initial public offering, or the perception that such sales could occur, could adversely affect the market price of our shares and may make it more difficult for you to sell your shares at a time and price which you deem appropriate. See “Securities Eligible for Future Sale” for further information regarding circumstances under which additional shares may be sold.

          We and our Manager have agreed that, with limited exceptions, we and they will not directly or indirectly, without the prior written consent of Merrill Lynch & Co., on behalf of the underwriters, offer to sell, sell or otherwise dispose of any of our shares for a period of 180 days after the date of this prospectus.

The market price and marketability of our shares may from time to time be significantly affected by numerous factors beyond our control, which may adversely affect our ability to raise capital through future equity financings.

          The market price of our shares may fluctuate significantly. Factors, many of which are beyond our control, may significantly affect the market price and marketability of our shares, which may adversely affect our ability to raise capital through equity financings. These factors include the following:

•	price and volume fluctuations in the stock markets generally;

•	significant volatility in the market price and trading volume of securities of registered investment companies, business development companies or companies in our sectors, which may not be related to the operating performance of these companies;

•	changes in our earnings or variations in operating results;

•	any shortfall in revenue or net income or any increase in losses from levels expected by securities analysts;

•	changes in regulatory policies or tax guidelines;

•	operating performance of companies comparable to us;

•	general economic trends and other external factors; and

•	loss of a major funding source.

FORWARD-LOOKING STATEMENTS

          This prospectus, including the sections entitled “Prospectus Summary,” “Risk Factors,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and “Business,” contains forward-looking statements. We may, in some cases, use words such as “project,” “believe,” “anticipate,” “plan,” “expect,” “estimate,” “intend,” “should,” “would,” “could,” “potentially,” “will,” or “may” or other words that convey uncertainty of future events or outcomes to identify these forward-looking statements. Forward-looking statements in this prospectus are subject to a number of risks and uncertainties, some of which are beyond our control, including, among other things:

•	our ability to successfully operate the businesses on a combined basis, and to effectively integrate any future acquisitions;

•	our ability to make and finance future acquisitions, including, but not limited to, the acquisitions described in this prospectus;

•	our ability to implement our operating and internal growth strategies;

•	the regulatory environment in which our initial businesses operate, rates implemented by regulators of our businesses, including Ofwat, and our relationships with governmental agencies and authorities;

•	changes in the current treatment of qualified dividend income and long-term capital gains under current U.S. federal income tax law;

•	decisions made by persons who control our initial investments and jointly control CHL, including decisions regarding dividend policies;

•	our holding company structure, which may limit our ability to meet our dividend policy;

•	extraordinary or force majeure events affecting the facilities of our businesses and investments;

•	changes in patterns of commercial or general aviation air travel, or automobile usage, including the effects of changes in airplane fuel and gas prices;

•	foreign exchange fluctuations;

•	changes in general economic or business conditions or economic or demographic trends in the United States and other countries in which we have a presence, including changes in interest rates and inflation; and

•	costs and effects of legal and administrative proceedings, settlements, investigations and claims.

          Our actual results, performance, prospects or opportunities could differ materially from those expressed in or implied by the forward-looking statements. A description of known risks that could cause our actual results to differ appears under the caption “Risk Factors” and elsewhere in this prospectus. Additional risks of which we are not currently aware could also cause our actual results to differ.

          In light of these risks, uncertainties and assumptions, you should not place undue reliance on any forward-looking statements. The forward-looking events discussed in this prospectus may not occur. These forward-looking statements are made as of the date of this prospectus. We undertake no obligation to publicly update or revise any forward-looking statements after the completion of this offering, whether as a result of new information, future events or otherwise, except as required by law.

USE OF PROCEEDS

          We estimate that our net proceeds from the sale of               shares in this offering will be approximately $              (approximately $              if the underwriters’ overallotment option is exercised in full) based on the initial public offering price of $              per share and after deducting underwriting discounts and commissions and our estimated offering expenses. In addition, our Manager has agreed to purchase                shares at a price equal to the initial offering price per share in a separate, private placement transaction concurrently with, and conditioned upon, the completion of this offering.

          We intend to use the net proceeds from this offering to pay the purchase price and related costs of our acquisitions of our initial businesses and investments. The table below summarizes the expected sources and uses of the proceeds from this offering:

Sourcesof Funds

($ in millions)
Shares offered hereby	$
Our Manager’s investment		$35.0
Total sources	$

Uses o Funds

($ in millions)
Purchase of:
Atlantic(1)	$120.1
Macquarie Parking	$33.0
CHL(2)	$79.6
Purchase of interest in:
MCG	$70.0
SEW(3)	$37.5
General corporate purposes	$10.0
Total uses	$350.2

(1)	The purchase price of North America Capital Holding Company, which will own Atlantic, is expected to be $117.2 million, increasing at a rate of 15% per year from the date on which North America Capital Holding Company closes the acquisition of Executive Air Support, Inc. until the date on which we close the acquisition of North America Capital Holding Company. For purposes of the table above, we have assumed that the closing date of the acquisition by North America Capital is July 31, 2004 and that the closing of our acquisition occurs on September 30, 2004, resulting in a total purchase price of $120.1 million.

(2)	The purchase price of Macquarie Yorkshire Limited, which owns 50% of CHL, will be £43.3 million if the closing of the acquisition occurs prior to September 30, 2004 and £41.5 million if the closing occurs after September 30, 2004. The purchase price decreases by £9,750 for each day that the closing occurs prior to September 30, 2004 and increases by £9,553 for each day that the closing occurs after September 30, 2004. For purposes of the table above, we have assumed that the purchase price is £43.3 million and that the closing of our acquisition occurs on September 30, 2004. The U.S. dollar amount is based on £0.5440 per $1.00, the noon buying rate as reported by the Federal Reserve Bank of New York on June 2, 2004.

(3)	The purchase price of our interest in SEW will be £19.4 million, increasing at a rate of 12% per year from April 30, 2004 until the date on which the closing of our acquisition occurs. Assuming the closing of the acquisition occurs on September 30, 2004, the total purchase price would be £20.4 million on September 30, 2004. The U.S. dollar amount is based on £0.5440 per $1.00, the noon buying rate as reported by the Federal Reserve Bank of New York on June 2, 2004.

          See “Exchange Rates” for the exchange rates for Pounds Sterling and Australian dollars. For more information about our acquisitions of our initial businesses and investments, see “The Acquisition of Our Initial Businesses and Initial Investments.”

          Pending application of the net proceeds to purchase our initial businesses and investments as described above, we plan to invest the net proceeds of this offering in cash or U.S. government obligations. In the event that the conditions in respect of the closing of any of our planned purchases of our initial businesses and investments described in this prospectus are not met, we intend to use the funds to buy other infrastructure businesses in accordance with our acquisition strategy.

EXCHANGE RATES

          The table below sets forth the high and low of the following exchange rates for each period based on the noon buying rates as reported by the Federal Reserve Bank of New York.

	Australian Dollar/U.S. Dollar			Pound Sterling/U.S. Dollar

Time Period	High	Low	Average	High	Low	Average

1999	1.5853	1.5088	1.5494	0.6349	0.6034	0.6184
2000	1.9164	1.5244	1.7197	0.7014	0.6096	0.6598
2001	1.9936	1.8012	1.9346	0.7133	0.6769	0.6946
2002	1.9501	1.7600	1.8392	0.7029	0.6304	0.6656
2003	1.7156	1.3530	1.5337	0.6354	0.5709	0.6120
First Quarter 2004	1.3652	1.2532	1.3070	0.5586	0.5251	0.5439
April 2004	1.3892	1.3026	1.3441	0.5658	0.5318	0.5546
May 2004	1.4564	1.3630	1.4212	0.5700	0.5444	0.5600

DIVIDEND POLICY

          We initially intend to declare and pay regular quarterly cash distributions on all outstanding shares and we expect the initial quarterly distribution to be approximately $                    per share starting with the quarter ending                     , 2004.

          The declaration and payment of this and any other distributions and, if declared, the amount of any such distribution will be subject to the discretion of the company’s board of directors, which will include a majority of independent directors. The company’s board of directors will take into account such matters as general business conditions, our financial condition, results of operations, capital requirements, contractual, legal and regulatory restrictions on the payment of distribution by us to our shareholders or by our subsidiaries to us, and such other factors as the board of directors may deem relevant.

THE ACQUISITION OF OUR INITIAL BUSINESSES AND INITIAL INVESTMENTS

          We will use the proceeds of this offering to acquire our initial businesses and investments in separate transactions for cash from the Macquarie Group or from infrastructure investment vehicles managed by the Macquarie Group. When the company entered into the agreements discussed below, there were no independent directors on the company’s board. See “Certain Relationships and Related Party Transactions — Our Relationship with the Macquarie Group.” For purposes of this discussion, we have used a Pounds Sterling to U.S. dollar exchange rate of £0.5440 to $1.00 and an Australian dollar to U.S. dollar exchange rate of AUD$1.4347 to $1.00, both of which are the noon buying rates published by the Federal Reserve Bank of New York on June 2, 2004.

Acquisition of Our Airport Services Business

          On June 7, 2004 our wholly owned subsidiary, Macquarie Infrastructure Assets Inc., or MIA Inc., entered into a stock purchase agreement with Macquarie Investment Holdings, Inc., a wholly owned indirect subsidiary of Macquarie Bank Limited, to acquire 100% of the ordinary shares in North America Capital. The purchase price is equal to the cost of Macquarie Group’s total equity investment in North America Capital, which is expected to be approximately $117.2 million, and increases over time as discussed below. In addition, MIA Inc. will assume $130 million of senior debt that North America Capital is expected to incur prior to our purchase. The purchase price increases at a rate of 15% per year from the date of closing of the underlying stock purchase agreement for the acquisition by North America Capital of Executive Air Support, Inc., the holding company for Atlantic, until the date of the closing of our acquisition of North America Capital. Under the terms of our stock purchase agreement, North America Capital is prohibited from making distributions during that period.

          Macquarie Investment Holdings, Inc. entered into a stock purchase agreement on April 28, 2004 to acquire 100% of the shares of Executive Air Support, Inc. for $217.0 million, with no assumption of debt, and estimated capital expenditure adjustments of $1.4 million and working capital adjustments. Macquarie Investment Holdings, Inc. has assigned this stock purchase agreement to its wholly owned subsidiary, North America Capital. In addition to the purchase price, we expect North America Capital to incur fees and other expenses of $12.0 million in connection with the completion of the acquisition and to contribute adequate cash for debt service reserves, capital expenditures and working capital of $16.8 million. Part of our purchase price covers payment to the Macquarie Group of $7.9 million for expenses incurred in connection with the acquisition by North America Capital of Atlantic, including advisory and debt arranging services, bridge financing and equity underwriting fees.

          We expect North America Capital to raise senior debt of $130 million, with recourse only to the operating companies of North America Capital, to partially finance the acquisition. The remaining funds, expected to be $120.1 million, will be paid to the Macquarie Group. The total capital requirement, assuming closing dates of July 31, 2004 and September 30, 2004, respectively, for the transaction is expected to be $250.1 million.

          The stock purchase agreement relating to Executive Air Support, Inc. includes an indemnity from the selling shareholders for breaches of representations and warranties, that is limited to $20 million except for breaches of representations and warranties regarding title, capitalization, taxes and any claims based on fraud, wilful misconduct or intentional misrepresentation. The acquisition of Executive Air Support, Inc. is subject to the receipt of necessary approvals from relevant airport authorities.

          The stock purchase agreement between MIA Inc. and Macquarie Investment Holdings Inc. contains various provisions customary for transactions of this size and type, including representations and warranties with respect to the conditions and operations of the business and covenants with respect to the conduct of the business, in each case, during the period of Macquarie Investment Holdings Inc.’s ownership. The representations and warranties are subject to certain customary limitations, and the maximum amount of indemnification payable under the agreement is equal to the purchase price.

          Completion of our acquisition of North America Capital depends upon a number of conditions being satisfied by March 31, 2005, including customary closing conditions, the successful completion of this offering, the expiration or early termination of any waiting period under the Hart-Scott-Rodino Antitrust Act of 1976, as amended, or the HSR Act, the closing of the underlying stock purchase agreement for the acquisition by North America Capital of Executive Air Support, Inc. and our satisfaction with the amount and terms of senior debt raised by North America Capital to finance its acquisition. In addition, there will need to be a resolution of the fixed base operations and the management contracts conflict between Executive Air Support, Inc. and Macquarie Airports North America Inc., an FBO business owned by a Macquarie Group managed vehicle that is satisfactory to us. For a discussion of this conflict see “Business — Our Airport Services Business — Business — Locations.”

Acquisition of our Airport Parking Business

          On June 7, 2004, our wholly owned subsidiary MIA Inc., entered into a stock purchase agreement with Macquarie Specialised Asset Management Limited, as Trustee for and on behalf of Macquarie Global Infrastructure Fund A, and Macquarie Specialised Asset Management 2 Limited, as Trustee for and on behalf of Macquarie Global Infrastructure Fund B, to acquire 100% of the ordinary shares in MAPC for cash consideration of $33.0 million, subject to adjustment depending upon the minimum cash balance. The shares of MAPC are currently owned by Macquarie Global Infrastructure Funds A and B, which form a part of an unlisted infrastructure fund managed by the Macquarie Group referred to as GIF.

          MAPC owns approximately 83% of the outstanding ordinary membership units in Parking Company of America Airports Holdings LLC, or PCAA Holdings. In turn, PCAA Holdings owns approximately 51.9% of the outstanding ordinary membership units in PCAA Parent LLC, or PCAA Parent. PCAA Parent is the 100% owner of a number of subsidiaries that collectively own and operate the airport parking business.

          The stock purchase agreement contains various provisions customary for transactions of this size and type, including representations and warranties with respect to the condition and operation of the business, covenants with respect to the conduct of the business between the signing and closing of the acquisition and indemnities from the vendors for any losses suffered by us as a result of a breach of any representation, warranty or covenant contained within the stock purchase agreement. The representations, warranties and indemnity are subject to certain customary limitations, and the maximum amount payable under the indemnity is $2.4 million, net of insurance proceeds.

          The stock purchase agreement also provides that MIA Inc. will offer to purchase the membership interests of the minority investors in PCAA Parent and PCAA Holdings for cash on similar terms to the proposed acquisition of MAPC.

          Completion of the acquisition depends upon a number of conditions being satisfied or waived prior to August 15, 2004, including the successful completion of this offering, customary closing conditions and the expiration of any waiting period under the HSR Act.

Acquisition of our Toll Road Business

          On June 7, 2004, the company entered into a sale and purchase agreement with Macquarie European Infrastructure plc, or MEIP, an entity that is a member of the Macquarie Infrastructure Group, or MIG, to acquire, either directly or indirectly, 100% of Macquarie Yorkshire Limited, or Macquarie Yorkshire, for £43.3 million ($79.6 million) assuming closing occurs on September 30, 2004. The price will be adjusted downward by £1.8 million ($3.2 million) if closing occurs after September 30, 2004 if a distribution, scheduled for that date in that amount, is received by MEIP before closing occurs. In addition, the price will be increased by £9,553 for each day closing occurs after September 30, 2004 and will be decreased by £9,750 for each day closing occurs before September 30, 2004. MIG is an infrastructure fund managed by the Macquarie Group that is listed on the Australian Stock Exchange.

          Macquarie Yorkshire owns 50% of CHL, which in turn owns 100% of Connect M1-A1 Limited. Connect M1-A1 Limited is the holder of the Yorkshire Link concession.

          The sale and purchase agreement contains various provisions customary for acquisitions of this size and type, including representations and warranties with respect to the condition and operation of the business and covenants with respect to the conduct of the business between the signing and closing of the acquisition. The representations and warranties are subject to certain customary limitations, and the maximum amount payable in respect thereof is an amount equal to the purchase price.

          Completion of the acquisition depends upon a number of conditions being satisfied or waived by March 31, 2005, including the successful completion of this offering and customary closing conditions.

Investment in MCG

          On June 7, 2004, the company entered into a purchase agreement with Macquarie Bank Limited to purchase an as yet undetermined number of stapled securities issued by MCG with an aggregate value of up to $70 million in an at-the-market transaction. The purchase agreement provides that in no circumstances will the acquired interest be in excess of 17.5% of the total outstanding stapled securities of MCG, with the aggregate purchase price and the number of securities being adjusted accordingly. Macquarie Infrastructure Assets LLC has the option to reduce the aggregate value of the stapled securities being purchased to no less than $40 million.

          Stapled securities are equity securities comprising securities in two (or more) separate entities that have to be traded as a single stapled security. In MCG’s case, stapled securities comprise a unit in an affiliated Australian trust and a share in an affiliated Australian company. MCG stapled security holders have an equal number of units in the trust and shares in the company.

          The number of stapled securities to be purchased and the price per stapled security will be determined at the date on which we enter into the underwriting agreement for this offering. The stapled security price we will pay will be the volume-weighted average trading price over the ten trading days immediately prior to that date, converted into a U.S. dollar price per stapled security using the Australian dollar/US dollar exchange rate on that date. The number of stapled securities we will purchase will be equal to the aggregate purchase price in Australian dollars divided by the determined price per stapled security. Based on an aggregate purchase price of $70 million or AUD 100.4 million, and the MCG stapled security closing price as of June 2, 2004 of AUD 3.49, we would acquire 28.8 million stapled securities, or 17.25% of MCG.

          The purchase agreement contains various provisions customary for transactions of this size and type, including representations and warranties with respect to authority, title, qualification and absence of conflict.

          Completion of the acquisition depends upon a number of conditions being satisfied, including the successful completion of this offering and customary closing conditions. The purchase agreement will terminate automatically if the company or Macquarie Bank Limited comes into possession of any material, non-public information in relation to MCG from the period beginning one day before the date of printing the preliminary prospectus. The company may also terminate the purchase agreement on the date of the preliminary prospectus if the acquisition would be reasonably likely to have an adverse effect on our ability to pay dividends as contemplated in that preliminary prospectus.

Investment in South East Water

          On June 7, 2004, the company and Macquarie Water Luxembourg SarL, or Macquarie Luxembourg, entered into a contribution and subscription agreement pursuant to which the company will subscribe for 17.5% of the ordinary shares and preferred equity certificates, or PECs, of Macquarie Luxembourg for approximately £19.4 million ($35.7 million) subject to certain price adjustments as discussed below. PECs are an income participating debt instrument for Luxembourg legal, accounting and tax purposes. Completion of this transaction will result in the company owning an effective 17.5% interest in SEW.

          Macquarie Luxembourg will use the proceeds of the subscription to acquire 9,712,500 shares in Macquarie Water (UK) Limited, or Macquarie Water, to subscribe for loan notes in Macquarie Water with a nominal amount of £9,712,500, to pay certain stamp and capital duty taxes relating to the subscription and to fund a working capital requirement of Macquarie Luxembourg. The shares in Macquarie Water will be acquired from Macquarie Leasing (UK) Limited, or Macquarie Leasing, an affiliate of the Manager and the proceeds from the issuance of the loan notes will be used by Macquarie Water to redeem loan notes of the same nominal amount held by Macquarie Bank Limited, also an affiliate of the Manager. Macquarie Water is the indirect holding company for SEW.

          The subscription amount increases at a rate of 12% per year from April 30, 2004 to the date of subscription, reduced by the amount of any cash distributions received by Macquarie Leasing from the shares of Macquarie Water and interest on the notes in Macquarie Water held by Macquarie Bank Limited to be acquired in our transaction, during this period.

          The company’s subscription under the contribution and subscription agreement is conditional upon the successful completion of this offering within twelve months of June 7, 2004. In addition, the subsidiaries of Macquarie Water are currently undertaking a refinancing and the company’s subscription is also conditional on the legal and intra-group financing structure of the subsidiaries of Macquarie Luxembourg after such refinancing being acceptable to the company.

          Upon subscribing for ordinary shares and PECs in Macquarie Luxembourg, the company is required to enter into a deed of adherence to become a party to the shareholders’ agreement relating to Macquarie Luxembourg. See “Business — Our Investment in South East Water — Legal Matters — Shareholders’ Agreement.”

          Pursuant to a sale and purchase agreement dated April 30, 2004 Macquarie Luxembourg acquired an effective 75.1% interest in SEW through the purchase of 41.7 million shares in Macquarie Water from Macquarie Leasing for £41.7 million ($76.6 million) and by subscribing for loan notes in Macquarie Water with a nominal value of £41.7 million, the proceeds of which were used by Macquarie Water to redeem notes with the same nominal value issued to Macquarie Bank Limited.

          Macquarie Leasing and Macquarie Bank Limited currently own the remaining 24.9% of the issued share capital and loan notes of Macquarie Water, respectively. Under the sale and purchase agreement discussed above, Macquarie Luxembourg has a call option to acquire the remaining 24.9% interest in Macquarie Water, which it may exercise at any time up to and including December 31, 2004. This call option will be exercised in relation to a 17.5% interest in Macquarie Water to facilitate the company’s investment.

          The share purchase agreement contains various provisions customary for acquisitions of this size and type, including representations and warranties with respect to the condition and operation of the water distribution business. These representations and warranties are subject to certain customary limitations set out in the agreement.

          Macquarie Leasing and Macquarie Bank Limited subscribed for 100% of the ordinary shares and loan notes of Macquarie Water for £111.0 million in September 2003 to partially fund the purchase by Macquarie Water of 100% of SEW. The balance of the purchase price was funded with debt raised by Macquarie Water. The Macquarie Group was paid £4.0 million in advisory and debt raising fees by Macquarie Water upon closing of the acquisition of SEW.

PRO FORMA CAPITALIZATION

          The following table sets forth our unaudited pro forma capitalization, assuming no exercise of the underwriters’ overallotment option, at the assumed public offering price of $   per share and the application of the estimated net proceeds of such sale (after deducting underwriting and our estimated offering expenses). See “Use of Proceeds” You should read this information with the financial statements and related notes, the unaudited pro forma financial statements and related notes and “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” included elsewhere in this prospectus.

Pro Forma
As of March 31, 2004

($ in thousands)
Long-term debt:
Atlantic senior debt facility	$
Macquarie Parking senior debt facility
Loan from Connect M1-A1 Limited

Total long-term debt
Shareholders’ equity:
Trust stock: (no par value); 500,000,000 shares authorized; 100 shares issued and outstanding; shares issued and outstanding as adjusted for the offering(1)
Total shareholders’ equity

Total capitalization	$

(1)	Each share of trust stock representing one beneficial interest in the trust.

PRO FORMA CONDENSED COMBINED FINANCIAL STATEMENTS

          Macquarie Infrastructure Assets Trust and Macquarie Infrastructure Assets LLC were organized in April 2004 for the purpose of making the acquisitions and investments described below, using the proceeds of this offering. The following unaudited pro forma condensed combined balance sheet as of March 31, 2004 gives effect to:

•	our acquisition of 100% of the shares of North America Capital, the owner of 100% of the capital stock of Executive Air Support, Inc., which owns Atlantic, for a total purchase price of $120.1 million in cash, and the incurrence by North America Capital of $130 million of senior debt used in the purchase of Executive Air Support Inc. from Atlantic’s existing shareholders, $2.9 million of which represents an increase of the purchase price at a rate of 15% per year from the assumed date of acquisition by North America Capital of Atlantic to our assumed acquisition date of September 30, 2004;

•	our acquisition of 100% of the shares of MAPC, which owns a controlling interest in Macquarie Parking for a total purchase price of $33.0 million in cash;

•	our acquisition of 100% of the shares of Macquarie Yorkshire, the owner of 50% of the capital stock of CHL, for a total purchase price of £43.3 million in cash ($79.6 million) as discussed below;

•	our acquisition of AUD 91.8 million ($70.0 million) of stapled securities issued by MCG in an at-the-market transaction;

•	our subscription for 17.5% of the ordinary shares and PECs of Macquarie Luxembourg for a total purchase price of £20.4 million ($37.5 million), £1.0 million of which represents an increase of the purchase price at a rate of 12% per year from April 30, 2004 to the assumed closing date of September 30, 2004;” and

•	the offering of the shares offered hereby and the concurrent private placement to our Manager of $35 million in value of our trust shares,

as if all these transactions had been completed as of March 31, 2004. The purchase prices for certain of these acquisitions and investments are subject to adjustment.

          The following unaudited pro forma condensed combined statements of operations for the year ended December 31, 2003 and for the three months ended March 31, 2004 give effect to these transactions as if they all had occurred at the beginning of the respective periods.

          We refer to Atlantic and Macquarie Parking as the consolidated businesses, and the following unaudited pro forma condensed combined financial statements, or the pro forma financial statements, have been prepared assuming that our acquisitions of the consolidated businesses will be accounted for under the purchase method of accounting. Under the purchase method of accounting, the assets acquired and the liabilities assumed will be recorded at their respective fair values at the date of acquisition. The total purchase price has been allocated to the assets acquired and liabilities assumed based on estimates of their respective fair values, which are subject to revision.

          CHL is the holding company that owns 100% of Connect M1-A1 Limited. Macquarie Yorkshire owns 50% of CHL. Accordingly, the pro forma financial statements have been prepared assuming our investment in CHL will be accounted for under the equity method of accounting. In addition to the investment in CHL, Macquarie Yorkshire has a loan from Connect M1-A1 Limited with an estimated fair value of £10.0 million ($18.4 million at March 31, 2004) and loans to Connect M1-A1 Limited with an estimated fair value of £11.1 million ($20.4 million at March 31, 2004). The difference between the purchase price (less the fair value of the loan from and loans to Connect M1-A1 Limited) and the underlying equity in CHL has been accounted for as if Connect M1-A1 Limited was a consolidated subsidiary and has been allocated to the concession based on its estimated fair value. The purchase price allocation is subject to revision.

          The pro forma financial statements have been prepared assuming our investments in MCG and Macquarie Luxembourg will be accounted for under the cost method of accounting.

          The company has entered into the management services agreement with the Manager, pursuant to which the Manager will provide the day-to-day operational and other management services for a base management fee and a performance fee. We have assumed that there is no debt at the company level and no commitments are outstanding to make future investments and that therefore, the base management fee will be calculated solely with reference to the market capitalization of the trust shares. See “Our Manager — Management Services Agreements — Fees” for a discussion of how the base and performance fees of our Manager are calculated.

          The unaudited pro forma condensed combined statements of operations are not necessarily indicative of operating results that would have been achieved had the transactions described above been completed at the beginning of the respective periods and should not be construed as indicative of future operating results.

          You should read these unaudited pro forma financial statements in conjunction with the accompanying notes, the financial statements of the consolidated businesses and the consolidated financial statements of CHL, including the notes thereto, and “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” all included elsewhere in this prospectus.

MACQUARIE INFRASTRUCTURE ASSETS TRUST

CONDENSED COMBINED PRO FORMA BALANCE SHEET

At March 31, 2004

					Pro Forma
					Combined
		Macquarie			Macquarie
	Atlantic	Parking	Pro Forma		Infrastructure
	As Reported	As Reported	Adjustments		Assets Trust

	($ in thousands)
Assets
			$10,000	(a)
			(107	)(b)
			12,114	(c)
			(2,909	)(d)
			(1,659	)(d)

Current assets	$11,303	$4,520	17,439		$33,262

Securities available for sale	—	—	70,000	(g)	70,000

Land	—	42,981	863	(b)	43,844
			652	(b)
			2,843	(d)

Net property and equipment	37,357	21,862	3,495		62,714
			(1,577	)(b)
			4,075	(c)
			(1,232	)(d)

Deferred financing costs	1,232	3,655	1,266		6,153
			1,946	(b)
			94,718	(d)

Contract rights and other intangible assets	46,682	10,661	96,664		154,007
Restricted cash	—	4,714	4,650	(c)	9,364
			19,516	(d)
			83,283	(d)

Goodwill and intangible assets with indefinite lives	38,709	64,853	102,799		206,361
Investment, at cost	—	—	37,500	(h)	37,500
Investment in unconsolidated business	—	—	77,548	(f)	77,548
Loan to affiliate	—	—	20,431	(f)	20,431
Other assets	594	1,232	(160	)(d)	1,666

Total assets	$135,877	$154,478	$432,495		$722,850

MACQUARIE INFRASTRUCTURE ASSETS TRUST

CONDENSED COMBINED PRO FORMA BALANCE SHEET

At March 31, 2004

					Pro Forma
					Combined
		Macquarie			Macquarie
	Atlantic	Parking	Pro Forma		Infrastructure
	As Reported	As Reported	Adjustments		Assets Trust

	($ in thousands)
Liabilities and Shareholders’ Equity (Deficit)
			$797	(c)
			(1,051	)(d)
			(5,831	)(d)

Current liabilities	$15,597	$4,288	(6,085)		$13,800
			585	(b)
			39,132	(d)

Deferred tax liabilities	23,005	—	39,717		62,722

			129,203	(c)
			(29,170	)(d)
			18,374	(f)

Long-term debt	29,170	130,635	118,407		278,212
			(178	)(b)
			1,300	(d)

Other long-term liabilities	9,348	1,065	1,122		11,535

Total liabilities	77,120	135,988	153,161		366,269

Minority interests	—	6,376	—		6,376

Redeemable convertible preferred stock	64,099	—	(64,099	)(d)	—
			350,205	(a)
			(12,114	)(b)
			120,100	(c)
			5,342	(d)
			(120,100	)(e)

Total shareholders’ equity (deficit)	(5,342)	12,114	343,433		350,205

Total liabilities and shareholders’ equity (deficit)	$135,877	$154,478	$432,495		$722,850

MACQUARIE INFRASTRUCTURE ASSETS TRUST

CONDENSED COMBINED PRO FORMA STATEMENT OF OPERATIONS

Year Ended December 31, 2003

					Pro Forma
					Combined
		Macquarie			Macquarie
	Atlantic	Parking	Pro Forma		Infrastructure
	As Reported	As Reported	Adjustments		Assets Trust

	($ in thousands)
Fuel revenue	$57,697	$—	$—		$57,697
Service revenue	20,720	26,291	—		47,011

Total Revenue	78,417	26,291	—		104,708
Cost of revenue — fuel	27,135	—	—		27,135
Cost of revenue — service	4,253	19,236	33	(C)	23,522

	47,029	7,055	(33)		54,051
Selling, general and administrative	27,303	1,749	7,833	(M)	36,885
Depreciation expense	2,126	—	—		2,126
			919	(A)
			5,032	(D)

Amortization expense	1,395	3,576	5,951		10,922

Operating income (loss)	16,205	1,730	(13,817)		4,118
Dividend income	—	—	5,844	(L)	5,844
Other income	—	10	—		10
Interest income	71	21	1,466	(J)	1,558
			(1,617	)(B)
			4,047	(F)
			(443	)(G)
			582	(H)
			825	(K)

Interest expense	4,820	8,281	3,394		16,495
Other expense	1,219	—	(1,219	)(E)	—

Income (loss) before taxes, minority interest and equity in earnings of CHL	10,237	(6,520)	(8,682)		(4,965)
Income tax expense (benefit)	4,192	—	(3,452	)(N)	740
Minority interest in loss of consolidated subsidiaries	—	1,520	—		1,520
Equity in earnings of CHL	—	—	3,689	(I)	3,689

Income (loss) from continuing operations	$6,045	$(5,000)	$(1,541)		$(496)

Pro forma loss from continuing operations per share					$

Pro forma weighted average number of trust shares outstanding

MACQUARIE INFRASTRUCTURE ASSETS TRUST

CONDENSED COMBINED PRO FORMA STATEMENT OF OPERATIONS

Three Months Ended March 31, 2004

					Pro Forma
					Combined
		Macquarie			Macquarie
	Atlantic	Parking	Pro Forma		Infrastructure
	As Reported	As Reported	Adjustments		Assets Trust

	($ in thousands)
Fuel revenue	$18,023	$—	$—		$18,023
Service revenue	6,681	12,156	—		18,837

Total revenue	24,704	12,156	—		36,860
Cost of fuel revenue	9,170	—	—		9,170
Cost of revenue service	1,392	8,400	8	(C)	9,800

	14,142	3,756	(8)		17,890
Selling, general and administrative	8,759	917	1,958	(M)	11,634
Depreciation expense	535	—	—		535
			230	(A)
			1,259	(D)

Amortization expense	366	780	1,489		2,635

Operating income (loss)	4,482	2,059	(3,455)		3,086
Dividend income	—	—	—		—
Other income	—	—	—		—
Interest income	17	—	413	(J)	430
			(155	)(B)
			1,194	(F)
			(116	)(G)
			146	(H)
			229	(K)

Interest expense	1,127	1,971	1,298		4,396
Other expense	5,201	—	(5,201	)(E)	—

Income (loss) before taxes, minority interest and equity in earnings of CHL	(1,829)	88	861		(880)
Income tax expense (benefit)	(732)	—	1,079	(L)	347
Minority interest in income of consolidated subsidiaries	—	(27)	—		(27)
Equity in earnings of CHL	—	—	780	(I)	780

Income (loss) from continuing operations	$(1,097)	$61	$562		$(474)

Pro forma loss from continuing operations per share					$

Pro forma weighted average number of trust shares outstanding

NOTES TO PRO FORMA CONDENSED COMBINED FINANCIAL STATEMENTS

Note 1. Pro Forma Adjustments

Balance Sheet:

a.	Reflects issuance of shares and the net proceeds from this offering (after deducting underwriting discounts and commission of $ million and estimated offering expenses of $ ) and the concurrent private placement to our Manager:
	To finance acquisitions	$340,205
	Additional proceeds for working capital and capital expenditures	10,000

		$350,205

b.	Reflects (1) purchase accounting adjustments to reflect Macquarie Parking assets acquired and liabilities assumed at their estimated fair values, (2) working capital adjustment required by the MAPC purchase agreement and (3) elimination of historical shareholders’ equity:
	Cash	$(107)
	Land	863
	Property and equipment	652
	Other intangible assets	1,946
	Goodwill	19,516
	Deferred financing costs	(1,577)
	Deferred tax liabilities	(585)
	Other long-term liabilities	178
	Elimination of historical shareholders’ equity	12,114

		$33,000

c.	Reflects equity contributed and debt assumed in connection with the acquisition of North America Capital (the holding company for Atlantic) by us and related financing costs:
	Equity	$(120,100)
	Debt — current portion	(797)
	Debt	(129,203)
	Cash	12,114
	Deferred financing costs	4,075
	Restricted Cash (six-month debt service reserve)	4,650

		$(229,261)

d.	Reflects (1) purchase accounting adjustments to reflect Atlantic assets acquired and liabilities assumed at their estimated fair values, (2) elimination of liabilities not assumed and preferred stock redeemed and (3) elimination of historical shareholders’ deficit:
	Deferred tax assets	$(2,909)
	Property and equipment	2,843
	Contract rights and other intangible assets	94,718
	Goodwill and intangible assets with indefinite lives	83,283
	Deferred financing costs	(1,232)
	Other assets	(160)
	Accrued liabilities	1,051
	Deferred tax liabilities	(39,132)
	Long-term liabilities	(1,300)
	Cash not acquired	(1,659)
	Liabilities not assumed and preferred stock redeemed:
	— Current liabilities	5,831
	— Long-term liabilities, net of current portion	29,170
	— Preferred stock	64,099
	Elimination of historical shareholders’ deficit	(5,342)

		$229,261

e.	Elimination of North America Capital equity upon the acquisition by the company	$(120,100)

f.	Acquisition of Macquarie Yorkshire and related indebtedness:
	Investment in unconsolidated business	$77,548
	Fair value of subordinated loans due from Connect M1-A1 Limited	20,431
	Fair value of loan due to Connect M1-A1 Limited	(18,374)

		$79,605

g.	Securities available for sale:
	Investment in MCG	$70,000

h.	Investment in Macquarie Luxembourg:
	Macquarie Luxembourg	$37,500

Statements of Operations:

			Three
			Months
		Year Ended	Ended
		December 31,	March 31,
		2003	2004

A.	Additional amortization expense of other intangible assets resulting from the acquisition of MAPC, which will be amortized over 2 to 20 years	$919	$230

B.	Adjustment to deferred financing cost amortization relating to Macquarie Parking	$(1,617)	$(155)

C.	Additional depreciation expense resulting from acquisition of Macquarie Parking, which will be amortized over 20 years	$33	$8

			Three
			Months
		Year Ended	Ended
		December 31,	March 31,
		2003	2004

D.	Additional amortization expense of intangible assets resulting from the acquisition of Atlantic:
	Increase in the value assigned to contract rights of $87.2 million, which will be amortized over a useful life of 40 years	$2,180	$545
	Noncompete agreement of $4.1 million, which will be amortized over useful life of 2 years	2,050	513
	Increase in value assigned to customer relationships of $2.9 million, which will be amortized over useful life of 5 years	702	176
	Technology of $0.5 million, which will be amortized over useful life of 5 years	100	25

		$5,032	$1,259

E.	Elimination of historical other expense related to a warrant issued to a debt holder. The warrant will be canceled upon the acquisition of Atlantic by North America Capital	$(1,219)	$(5,201)

F.	Incremental interest expense with respect to the $130 million long-term debt issued in connection with the acquisition of Atlantic	$4,047	$1,194

G.	Elimination of historical deferred financing cost amortization of debt of Atlantic not assumed	$(443)	$(116)

H.	Deferred financing cost related to the $130 million long-term debt issued in connection with the acquisition of Atlantic, amortized over the term of the facility	$582	$146

I.	Equity in earnings of CHL and incremental amortization of the concession. The concession will be amortized based on a percentage of vehicle usage in the period relative to the total estimated vehicle usage over the life of the concession:
	Equity in historical earnings of CHL	$6,891	$1,687
	Incremental amortization of the concession	(3,202)	(907)

		$3,689	$780

J.	Interest income on loans due from Connect M1-A1 Limited, net of premium amortization	$1,466	$413

K.	Interest expense on loan due to Connect M1-A1 Limited	$825	$229

			Three
			Months
		Year Ended	Ended
		December 31,	March 31,
		2003	2004

L.	Dividend income, net of withholding tax, from our investments in Macquarie Luxembourg and MCG. The dividend from Macquarie Luxembourg is based upon historical dividends paid adjusted to reflect impact of incremental interest expense to be incurred as a result of a change in capital structure upon Macquarie Luxembourg’s acquisition of SEW. The dividend from MCG is based upon historical dividends paid by MCG:
	Macquarie Luxembourg	$2,674	—
	MCG	3,170	—

		$5,844	$—

M.	Management fee due to the Manager as reduced by MCG and SEW management fees paid to affiliates of the Manager. The pro forma adjustment is based on the estimated base management fee and does not include performance fees	$3,833	$958
	Estimated incremental professional fees to be incurred as a public company after the consummation of the transactions described above, including accounting and auditing fees, legal fees and other consultancy fees. Actual fees could vary significantly	1,330	333
	Estimated incremental administrative expenses to be incurred as a public company after the consummation of the transactions described above, including SEC and stock exchange fees, directors’ and officers’ insurance, directors’ fees. Actual fees could vary significantly	2,670	667

		$7,833	$1,958

N.	Adjustment to record the estimated tax (benefit) expense associated with the pro forma adjustments to pre-tax loss	$(3,452)	$1,079

Note 2.     Pro Forma Loss from Continuing Operations per Share

          Pro forma loss from continuing operations per share is based on           and           weighted average number of shares for the year ended December 31, 2003 and three months ended March 31, 2004, respectively, reflecting the shares issued from this offering as if such shares were outstanding from the beginning of the respective periods.

SELECTED FINANCIAL DATA

          The selected consolidated financial data for Atlantic at December 31, 2002 and 2003 and for the years then ended were derived from the audited financial statements of Executive Air Support, Inc. included elsewhere in this prospectus. The selected consolidated financial data of Atlantic at March 31, 2004 and for the three months ended March 31, 2003 and 2004 were derived from the unaudited consolidated condensed financial statements of Executive Air Support, Inc. included elsewhere in this prospectus.

          The selected consolidated financial data for Macquarie Parking for the year ended December 31, 2001 and for the period from January 1, 2002 to December 18, 2002 are derived from the audited consolidated statements of operations and cash flows of Off-Airport Parking Operations of PCA Parking Company of America, LLC, or the predecessor, included elsewhere in this prospectus. The selected consolidated financial data for Macquarie Parking for the period from July 23, 2002 to December 31, 2002 and for the year ended December 31, 2003 and at December 31, 2002 and 2003 are derived from the audited consolidated financial statements of Macquarie Parking included elsewhere in this prospectus. In respect of the year ended December 31, 2002, we have combined financial information from the consolidated statements of operations and cash flows of the predecessor for the period from January 1, 2002 to December 18, 2002 and from the consolidated financial statements of Macquarie Parking for the period from July 23, 2002 to December 31, 2002 included elsewhere in this prospectus. Presentation of this unaudited combined consolidated financial information is not a recognized presentation under accounting principles generally accepted in the United States and is not necessarily indicative of the actual operating results of Macquarie Parking for the year ended December 31, 2002. We have presented the unaudited combined financial information for the 12 months ended December 31, 2002 under this basis for convenience in comparing results with the results for 2002 and 2003. The selected financial data for Macquarie Parking at March 31, 2004 and for the three months ended March 31, 2003 and 2004 are derived from unaudited condensed consolidated financial statements included elsewhere in this prospectus.

          The selected consolidated financial data for CHL at March 31, 2003 and December 31, 2003 and for the years ended March 31, 2002 and 2003 and for the nine months ended December 31, 2003 were derived from the audited financial statements included elsewhere in this prospectus. The selected consolidated financial data of CHL at March 31, 2004 and for the three months ended March 31, 2004 were derived from the unaudited consolidated financial statements, which are not included in this prospectus. We indirectly own 50% of CHL and accordingly will account for CHL under the equity method.

          The selected financial data presented below represent the historical financial information for Atlantic, Macquarie Parking and CHL and do not reflect the accounting for these businesses upon completion of the acquisitions and the operation of the businesses as a consolidated entity. You should read this information with the financial statements and related notes, the unaudited condensed combined pro forma financial statements and related notes and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” included elsewhere in this prospectus.

Atlantic

	Year Ended December 31,		Three Months Ended March 31,

	2002	2003	2003	2004

	($ in thousands)
Statement of Operations Data:
Revenue:
Fuel revenue	$49,893	$57,697	$13,352	$18,023
Non-fuel revenue	18,698	20,720	5,384	6,681

Total revenue	68,591	78,417	18,736	24,704
Cost of revenue:
Cost of revenue — fuel	(22,250)	(27,135)	(6,772)	(9,170)
Cost of revenue — non-fuel	(3,391)	(4,253)	(945)	(1,392)

Gross profit	42,950	47,029	11,019	14,142
Selling, general and administrative expense	(26,247)	(27,303)	(7,077)	(8,759)
Depreciation	(1,852)	(2,126)	(508)	(535)
Amortization	(1,471)	(1,395)	(350)	(366)

Operating income:	13,380	16,205	3,084	4,482
Interest income	63	71	26	17
Interest expense	(5,351)	(4,820)	(1,236)	(1,127)
Other expense	—	(1,219)	(24)	(5,201)

Income (loss) from continuing operations before income tax provision	8,092	10,237	1,850	(1,829)
(Provision) benefit for income taxes	(3,150)	(4,192)	(748)	732

Income (loss) from continuing operations	4,942	6,045	1,102	(1,097)
Discontinued operations:
Income (Loss) from operations of discontinued operations	197	121	(70)	—
Loss on disposal of discontinued operations	(11,620)	(435)	—	—

Loss from discontinued operations (net of applicable income tax provisions)	(11,423)	(314)	(70)	—

Net income (loss)	$(6,481)	$5,731	$1,032	$(1,097)

Cash Flow Data:
Cash provided by operating activities	$9,608	$9,811	$4,475	$4,720
Cash (used in) investing activities	(2,787)	(4,648)	(723)	(884)
Cash (used in) financing activities	(5,012)	(5,956)	(3,897)	(4,615)

Net increase (decrease) in cash	$1,809	$(793)	$(145)	$(779)

	At
	December 31,		At
			March 31,
	2002	2003	2004

	($ in thousands)
Balance Sheet Data:
Total current assets	$10,176	$10,108	$11,303
Property and equipment, net	31,942	36,963	37,357
Contract rights and other intangibles, net	45,577	47,037	46,682
Goodwill and other intangible assets with indefinite lives	38,709	38,709	38,709
Total assets	128,836	135,210	135,877

Current liabilities	12,416	15,271	15,597
Deferred tax liabilities	20,848	22,866	23,005
Long-term debt	38,227	32,777	29,170
Total liabilities	74,968	75,369	77,120
Redeemable, convertible preferred stock	64,099	64,099	64,099
Stockholders’ deficit	(10,231)	(4,258)	(5,342)

Macquarie Parking

		Predecessor	Successor
	Predecessor	January 1,	July 23,	Combined		Three Months Ended
	Year Ended	2002 to	2002 to	Year Ended	Year Ended	March 31,
	December 31,	December 18,	December 31,	December 31,	December 31,
	2001	2002	2002(2)	2002	2003(3)	2003	2004(3)

	($ in thousands)
Statement of Operations Data:
Revenue	$20,541	$20,524	$525	$21,049	$26,291	$4,226	$12,156
Direct expenses(1)	(15,773)	(15,095)	(458)	(15,553)	(19,236)	(3,306)	(8,400)

	4,768	5,429	67	5,496	7,055	920	3,756
Selling, general and administrative expenses	(1,084)	(1,219)	(563)	(1,782)	(1,749)	(140)	(916)
Amortization of intangibles	(484)	(26)	(60)	(86)	(3,576)	(666)	(781)

Operating income	3,200	4,184	(556)	3,628	1,730	114	2,059
Interest income	—	—	1	1	21	7	0
Interest expense	(7,227)	(10,921)	(104)	(11,025)	(8,281)	(700)	(1,971)
Other expense	(15)	—	(1)	(1)	—	—	—
Other income	—	10	—	10	10	—	—

Income (loss) before income taxes and minority interests	(4,042)	(6,727)	(660)	(7,387)	(6,520)	(579)	88
Income tax (expense) benefit	—	—	—	—	—	—	—
Minority interest in (income) loss of consolidated subsidiaries	—	—	24	24	1,520	23	(27)

Net income (loss)	$(4,042)	$(6,727)	$(636)	$(7,363)	$(5,000)	$(556)	$61

(1) Includes depreciation expense of	$1,949	$1,854	$36	$1,890	$1,343	$251	$559

(2) Established on July 23, 2002, operations commenced on December 19, 2002 with the acquisition of the predecessor.
(3) Includes Avistar, which as acquired on October 1, 2003.

		Predecessor	Successor
	Predecessor	January 1,	July 23,	Combined		Three Months Ended
	Year Ended	2002 to	2002 to	Year Ended	Year Ended	March 31,
	December 31,	December 18,	December 31,	December 31,	December 31,
	2001	2002	2002(1)	2002	2003(2)	2003	2004(2)

	($ in thousands)
Cash Flow Data:
Cash provided by (used in) operating activities	$2,213	$(588)	$1,373	$785	$765	$(912)	$1,329
Cash (used in) investing activities	(302)	(624)	(12,348)	(12,972)	(67,138)	(54)	(119)
Cash provided by (used in) financing activities	(1,902)	1,227	20,832	22,059	58,868	(6,357)	(1,455)

Net increase (decrease) in cash	$9	$15	$9,857	$9,872	$(7,505)	$(7,323)	$(245)

	At December 31,		At
			March 31,
	2002	2003	2004

	($ in thousands)
Balance Sheet Data:
Total current assets	$10,179	$4,639	$4,520
Land	17,058	42,981	42,981
Property and equipment, net	15,233	22,316	21,862
Goodwill and other intangible assets with indefinite lives	31,808	64,839	64,853
Total assets	85,502	155,143	154,478
Current liabilities	2,959	4,730	4,288
Long-term debt	59,679	130,658	130,635
Total liabilities	62,644	136,372	135,988
Shareholders’ equity	22,307	12,421	12,114

(1)	Established on July 23, 2002, operations commenced on December 19, 2002 with the acquisition of the predecessor.

(2)	Includes Avistar, which was acquired on October 1, 2003.

CHL

			Nine Months	Three Months
	Year Ended March 31,		Ended	Ended
			December 31,	March 31,
	2002	2003	2003	2004

	(£ in thousands)
Statement of Operations Data:
Revenue	£46,051	£45,267	£35,090	£11,115
Costs of revenue(1)	(10,892)	(11,404)	(9,570)	(2,912)

Gross margin	35,159	33,863	25,520	8,203
General and administrative expenses	(1,264)	(1,245)	(814)	(598)

Operating income	33,895	32,618	24,706	7,605
Interest expense	(26,741)	(22,168)	(15,277)	(5,072)
Interest income	1,539	1,772	1,172	466
Income (loss) from interest rate swaps	(2,245)	(15,260)	1,760	(163)
Income tax expense (benefit)	1,899	(925)	3,197	975

Net income (loss)	£4,549	£(2,113)	£9,164	£1,861

Cash Flow Data:
Cash provided by (used in) operating activities	£16,004	£16,152	£17,181	£(1,030)
Cash provided by (used in) investing activities	(21,294)	10,261	(19)	(1,220)
Cash provided by (used in) financing activities	6,500	(27,072)	(8,250)	(7,075)

Net increase (decrease) in cash and cash equivalents	£1,210	£(659)	£8,912	£(9,325)

(1) Includes depreciation expense of:	£9,201	£9,508	£7,389	£2,401

	At	At	At
	March 31,	December 31,	March 31,
	2003	2003	2004

	(£ in thousands)
Balance Sheet Data:
Total current assets	£16,714	£27,808	£18,977
Machinery and equipment, net	22,237	20,928	20,495
Investment in concession, net	233,395	227,334	225,367
Loans receivable from shareholders	15,917	16,546	16,759
Total assets	297,799	297,814	286,711

Total current liabilities	15,032	21,648	19,114
Long-term debt	306,676	298,211	291,369
Fair value of interest rate swaps	27,034	21,523	18,617
Total liabilities	348,742	341,454	329,294
Shareholders’ deficit	(50,943)	(43,640)	(42,583)

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL

CONDITION AND RESULTS OF OPERATIONS

Overview

General

          We are dependent upon cash distributions from our initial businesses and investments to meet our corporate overhead and management fee expenses and to pay dividends. We expect to receive dividends from our airport services business and airport parking business through our directly owned holding company for all of our businesses based in the United States, MIA Inc. We will receive interest and principal on our subordinated loans to Connect M1-A1 Limited and dividends from our toll road business and dividends from our investments in MCG and SEW through directly owned holding companies that we will establish to hold our interest in each business and investment.

          Distributions received from our initial businesses and investments by the above-mentioned directly owned subsidiaries of the company, net of any U.S. tax payable by these subsidiaries, will be available first to meet management fees and corporate overhead expenses of these subsidiaries, the company and the trust and then to fund dividend payments by the company to the trust and then to shareholders (see “—Taxation” for a discussion of taxation). Base and performance management fees payable to our Manager will be allocated between the company and the directly owned subsidiaries based on the company’s internal allocation policy.

          We intend to pursue a policy of paying a regular dividend per share, which we will seek to grow on a sustainable basis. We also plan to retain minimal cash reserves. As a result, our ability to fund significant acquisitions or capital expenditures from internally generated cash flows will be limited. Therefore, we anticipate that significant acquisitions or capital expenditures will be financed from a combination of equity issuances and/or the issuance of debt on a non-recourse basis at the operating business level, at the MIA Inc. level or, in limited circumstances, at the company level.

          We are exposed to currency fluctuations with respect to our toll road business (denominated in Pounds Sterling) and our investment in SEW (denominated in Pounds Sterling) and MCG (denominated in Australian dollars). The impact of currency fluctuations on our earnings and cash flows is discussed under “Quantitative and Qualitative Disclosures about Market Risk.”

Atlantic

          Our airport services business operates as Atlantic and will be owned by our indirect wholly owned subsidiary, Executive Air Support, Inc. Atlantic’s business depends upon the level of general aviation activity, in particular jet fuel consumption, at the airports at which Atlantic operates because its primary source of revenues is sales of jet fuel. General aviation activity is in turn a function of economic and demographic growth in the regions serviced by a particular airport and the general rate of economic growth in the United States. According to the FAA, in 2001 and 2002, the number of general aviation fixed wing turbine aircraft in the United States, which are the major consumers of the services of our airport services business, increased by 12.7% and 5.7%, respectively. General aviation jet fuel consumption declined in 2001 by 2.0% and increased in 2002 by 3.3%. The FAA projected that general aviation jet fuel consumption grew by 0.5% in 2003 and will grow by 2.9% in 2004.

          Our airports are located near key business centers, for example, New York – Teterboro, Chicago – Midway and Philadelphia. We believe that as a result the growth in fuel consumption and general aviation activity is higher at our airports than the industry average nationwide. We also believe that through providing superior service, demand for our airport services will grow faster than the overall growth expected in the general aviation market.

          Fuel revenue is a function of the volume sold at each location and the average per gallon sale price. The average per gallon sale price is a function of our cost of fuel plus, where applicable, fees paid to airports for each gallon sold (Cost of revenue - fuel), plus our margin. Our fuel gross profit (Fuel revenue less Cost of revenue - fuel) depends on the volume of fuel sold and the average margin earned per gallon. The margin charged to customers varies based on business considerations.

          Atlantic also earns revenues from activities other than fuel sales (Non-fuel revenue). For example, Atlantic earns revenues from refueling general aviation customers and some commercial airlines on a “pass-through basis” where Atlantic stores fuel owned by customers, receiving a fee, generally on a per gallon basis. In addition, our airport services business earns revenue from aircraft landing and parking fees and by providing general aviation customers with other services, such as de-icing and hangar rental. Atlantic also provides de-icing services to commercial airlines.

          In generating non-fuel revenue, our airport services business incurs supply expenses (Cost of revenue - non-fuel), such as de-icing fluid costs and payments to airport authorities, which vary from site to site. Cost of revenue - non-fuel are directly related to the volume of services provided and therefore increase in line with non-fuel revenue.

          Atlantic incurs expenses in operating and maintaining each FBO, such as salaries, rent and insurance, which are generally fixed in nature, although the majority will increase over the medium term with the level of activity at the FBO. In addition, Atlantic incurs general and administrative expenses at the head office that include senior management expenses as well as accounting, information technology and other system costs.

Macquarie Parking

          Our airport parking business comprises MAPC and its subsidiaries. The revenues of Macquarie Parking are driven by the volume of passengers using the airports at which it operates, its market share at each location and its parking rates. Historically, air passenger numbers have grown over the long term at rates higher than general economic growth. Nevertheless, the impact of the events surrounding September 11, 2001 and the 2001 recession resulted in a decline in enplanements well in excess of the decline in economic growth. According to the FAA, enplanements in the United States declined by 7.6% in 2001 and 8.5% in 2002. Growth in air travel rebounded in 2003 consistent with trends following other severe disruptions to air travel, such as those caused by the Gulf War in 1991. The FAA reported that total enplanements in the United States grew by 2.5% in 2003 over 2002 despite the negative impact of the Iraq War and the SARS epidemic on air travel in 2003, and has forecast growth in total enplanements in the United States in 2004 of 7.1%.

          Macquarie Parking aims to grow its revenue at rates higher than enplanement growth by increasing its market share at each location and increasing parking rates. Macquarie Parking competes for market share against other parking facilities (on- and off-airport) and to a lesser extent against alternative modes of transport to the airport, such as trains, taxis, private transport or rental cars. Among other factors, market share is driven by proximity of the parking facility to the airport, quality of service provided and parking rates. Macquarie Parking seeks to increase market share through marketing initiatives to attract air travelers who have not previously used off-airport parking and by improved services.

          Macquarie Parking’s customers pay a daily fee for parking at its locations. The parking fees collected constitute the revenue earned by Macquarie Parking. The prices charged are a function of demand, quality of service and competition. Parking rate increases are often led by on-airport parking lots. Most airports have historically increased parking rates rapidly with increases in demand, creating a favorable pricing environment for off-airport competitors. Further, Macquarie Parking seeks to increase parking rates through the addition of services such as car washes.

          In providing parking services, Macquarie Parking incurs expenses, such as personnel costs and the costs of leasing, operating and maintaining its shuttle buses. These costs are incurred in providing customers with service at each parking lot as well as in transporting them to and from the airport terminal. Generally, as the level of occupancy, or usage, at each of Macquarie Parking’s locations increases, labor and the other costs related to the operation of each facility increases.

          Other costs incurred by Macquarie Parking relate to the provision of the infrastructure that the business requires to operate. These costs include marketing and advertising, rents and other real estate related costs and general and administrative expenses associated with the head office function.

Toll Road Business

          We will own our toll road business through our 50% interest in CHL and share control with our joint venture partner Balfour Beatty. The sole source of revenue of our toll road business is “shadow tolls” received from the U.K. government. These revenues are a function of traffic volume and shadow toll rates. In general, traffic volume is driven by general economic and demographic growth in the region served. Yorkshire Link has been in operation for over five years and traffic volumes have grown continuously over this period. It is typical for a toll road to show strong traffic growth early in its life as drivers switch from congested alternative routes to the new road and then, as the road matures, for growth to trend toward levels that are reflective of overall economic and demographic growth in the region serviced by the road. As Yorkshire Link is a mature toll road, we expect that future traffic growth during the remainder of the concession will be consistent with economic growth rates.

          Based on a formula contained in the concession, revenues generally increase with increases in the volume of traffic using Yorkshire Link and the rate of inflation in the U.K., although periodically, a factor is changed in the formula that serves to decrease or increase shadow toll rates. The payment calculations are discussed further in “Our Business — Interest in Yorkshire Link.” The operations of Yorkshire Link are relatively straightforward and currently require limited cash operating expenses since the road is new. For example, expenses, excluding depreciation, comprised only 7% of revenues for the year ended March 31, 2003. The majority of revenues after expenses will be used to service Connect M1-A1 Limited’s debt payments and the remainder will be used to pay distributions to us and our joint venture partner.

          Operating expenses comprise two components: a recurring component that reflects the day-to-day cost of operating Yorkshire Link; and periodic maintenance that is necessary to maintain the condition of the road at the standard required by the concession. Day-to-day operating costs can generally be expected to grow at a rate moderately above the rate of inflation. As operating costs are low relative to revenues, significant percentage fluctuations in operating costs do not have a correspondingly significant impact on operating income.

          We will account for our toll road business under the equity method of accounting and record profits and losses from our 50% indirect ownership in CHL in the equity in earnings of CHL line of our statement of operations. In addition, we will record interest income from our subordinated loans to Connect M1-A1 Limited in the interest income line of our statement of operations and interest expense on the loan from Connect M1-A1 Limited in the interest expense line.

     Investments

          We will hold a minority interest in MCG and will not have any influence over its operations. Therefore, our interest in MCG will be accounted for as a cost investment and dividends received will be included in our statement of operations. The revenues of MCG are derived mainly from the long-term contracts its investment, Broadcast Australia, has entered into to provide broadcast infrastructure to Australian government-owned television and radio stations. As a result, the revenues of MCG are relatively insensitive to macroeconomic conditions in Australia.

          We will hold a minority interest in SEW and will not have significant influence over its operations. Therefore, our interest in SEW will be accounted for as a cost investment and dividends received will be included in our statement of operations. The U.K. water industry regulator determines the prices that SEW can charge its customers. These determinations are undertaken every five years using an approach designed to enable SEW to earn sufficient revenues to recover operating costs, capital infrastructure renewal and taxes and to generate a return on invested capital, while creating incentives for SEW to operate efficiently. As a result of this price determination mechanism and the fact that demand for water is relatively insensitive to economic conditions, SEW’s earnings are stable.

Results of Operations

Atlantic

          The following section discusses the historical consolidated financial performance of Executive Air Support Inc., the holding company for Atlantic.

Three Months Ended March 31, 2004 as Compared to Three Months Ended March 31, 2003

          The following table summarizes the statement of operations data of Atlantic for the three months ended March 31, 2003 and the three months ended March 31, 2004:

	Three Months Ended
	March 31,

	2003	2004	Change

	($ in thousands)
Fuel revenue	$13,352	$18,023	35.0%
Non-fuel revenue	5,384	6,681	24.1%

Total revenue	18,736	24,704

Cost of revenue — fuel	6,772	9,170	35.4%
Cost of revenue — non-fuel	945	1,392	47.3%

Total cost of revenue	7,717	10,562

Fuel gross profit	6,580	8,853	34.5%
Non-fuel gross profit	4,439	5,289	19.1%

Gross profit	11,019	14,142	28.3%
Selling, general and administrative expenses	7,077	8,759	23.8%
Depreciation and amortization	858	901	5.0%

Operating income	3,084	4,482	45.3%
Other expense	24	5,201
Interest expense, net	1,210	1,110
Provision (benefit) for income taxes	748	(732)

Income (loss) from continuing operations	1,102	(1,097)
Loss from discontinued operations (net of applicable income tax provision)	(70)	—

Net income (loss)	$1,032	$(1,097)

Fuel Revenue and Fuel Gross Profit

          On December 31, 2003, Atlantic acquired two FBOs servicing the New Orleans market. Of the increase in fuel revenue, $1.6 million was attributable to New Orleans. Of the remaining increase, $2.3 million was attributable to an increase in gallons sold. The contribution to fuel gross profit of New Orleans for the three months ended March 31, 2004 was $447,000. The remaining change in fuel gross profit was $1.8 million, primarily due to a 16.2% increase in the volume of fuel sold and a 10.0% increase in the average per gallon margin. We increased the volumes of fuel sold at all but one of our locations due to generally higher levels of general aviation activity.

Non-Fuel Revenue and Non-Fuel Gross Profit

          Of the increase in non-fuel revenue, $1.0 million was attributable to New Orleans. The remaining increase was mostly a result of an increase in general aviation activity. However, non-fuel revenue were negatively affected by the breaking of a hangar rental contract, which Atlantic has only been able to replace in part. The contribution to non-fuel gross profit by the New Orleans facilities in the three months ended March 31, 2004 was $940,000. Excluding New Orleans non-fuel gross profit was essentially unchanged.

Selling, General and Administrative Expenses and Operating Income

          Of the increase in selling, general and administrative, $1.1 million was directly attributable to the acquisition of the New Orleans FBOs (most of which was attributable to labor costs). The remaining increase was attributable to higher activity levels and to the effect of the New Orleans acquisition on general and administrative costs. Operating income increased due to the acquisition of New Orleans and the increase in general aviation activity.

Net (Loss) Income

          The net loss in the three months ended March 31, 2004 was directly attributable to the recognition of $5.2 million in other expense attributable to outstanding warrants that will be cancelled in connection with the acquisition of Atlantic.

Year Ended December 31, 2003 as Compared to Year Ended December 31, 2002

          The table below summarizes the statement of operations of Atlantic for the years ended December 31, 2002 and December 31, 2003:

	Year Ended
	December 31,

	2002	2003	Change

	($ in thousands)
Fuel revenue	$49,893	$57,697	15.6%
Non-fuel revenue	18,698	20,720	10.8%

Total revenue	68,591	78,417

Cost of revenue — fuel	22,250	27,135	22.0%
Cost of revenue — non-fuel	3,391	4,253	25.4%

Total cost of revenue	25,641	31,388

Fuel gross profit	27,643	30,562	10.6%
Non-fuel gross profit	15,307	16,467	7.6%

Gross profit	42,950	47,029	9.5%
Selling, general and administrative	26,247	27,303	4.0%
Depreciation and amortization	3,323	3,521	6.0%

Operating income	13,380	16,205	21.1%
Other expense	—	1,219
Interest expense, net	5,288	4,749
Provision for income taxes	3,150	4,192

Income from continuing operations	4,942	6,045
Loss from discontinued operations (net of applicable income tax provision)	(11,423)	(314)

Net (loss) income	$(6,481)	$5,731

Fuel Revenue and Fuel Gross Profit

          Of the increase in fuel revenue, $2.9 million was attributable to an increase in gallons sold. Approximately half of the 10.6% increase in fuel gross profit was due to an increase in fuel sales volumes resulting from an increase in general aviation activity at most locations and half was due to an increase in the average margin per gallon of fuel sold.

Non-Fuel Revenue and Non-Fuel Gross Profit

          The increase in non-fuel revenue was primarily due to the addition of a new contract with an operator of a fractional ownership aircraft business to provide refueling services at Teterboro Airport. This contract contributed approximately $800,000 to the increase in non-fuel revenue and to the increase in non-fuel gross profit.

Selling, General and Administrative Expenses and Operating Income

          Selling, general and administrative expenses grew by 5.3%, substantially less than the growth in revenues and gross profit.

          Operating income increased reflecting increases in fuel volumes sold, fuel margin and the addition of the new contract at Teterboro.

Net (Loss) Income

          The increase in income from continuing operations is primarily attributable to increases in operating income, decreases in interest expense, reflecting lower average outstanding debt balances, partially offset by an increase in income tax provisions and $1.2 million in warrant expense. In 2002, Atlantic committed to a plan to sell its flight services division, resulting in a loss from discontinued operations (net of applicable income tax provision) of $11.4 million in 2002, and $314,000 in 2003. As a result, Atlantic had a net loss in 2002. This sale was completed in the first quarter of 2003.

Macquarie Parking

          The following section discusses the consolidated historical financial performance of Macquarie Parking and its predecessor parking business.

          In 2001, the airport parking business was owned by a predecessor and the 2001 results presented are those of the predecessor. On July 23, 2002, Macquarie Parking was established to acquire a controlling interest in the airport parking business, which it acquired on December 19, 2002. The results for the year ended December 31, 2002 reflect the combined results of:

•	the predecessor’s results between January 1, 2002 to December 18, 2002; and

•	Macquarie Parking results from December 19, 2002 to December 31, 2003.

          Simultaneously with Macquarie Parking’s acquisition of the airport parking business, the business’ senior debt was refinanced with a $59.0 million facility. Also at that time, most of the airport parking business’s management function was contracted out to an affiliate of the predecessor.

          On October 1, 2003, Macquarie Parking acquired the assets of Avistar airport parking business in an asset purchase. This increased the number of parking facilities from 10 to 20. The acquisition was partly funded by a new $126.0 million debt facility, which was also used to repay the existing $59.0 million debt facility. At that time, the management contract was terminated and the business reassumed the management of its operations. Although this change has resulted in higher general and administrative expenses, the current management structure allows us to have more direct control of the operations of the business.

Three Months Ended March 31, 2004 as Compared to Three Months Ended March 31, 2003

          The table below summarizes the consolidated statement of operations data for Macquarie Parking for the three months ended March 31, 2003 and the three months ended March 31, 2004.

	Macquarie Parking
	Three Months Ended
	March 31,

	2003	2004

	($ in thousands)
Revenue	$4,226	$12,156
Direct expenses(1)	3,306	8,400

	920	3,756
Selling, general and administrative	140	916
Amortization of intangibles	666	781

Operating income	114	2,059
Interest income	7	—
Interest expense	700	1,971

Income (loss) before income taxes and minority interests	(579)	88
Minority interest in (income) loss of consolidated subsidiaries	23	(27)

Net income (loss)	$(556)	$61

(1) Includes depreciation expense of:	$(251)	$(559)

Revenue

          Revenue in the three months ended March 31, 2004 was higher than in the three months ended March 31, 2003 mainly due to the acquisition of the assets of the Avistar parking business on October 1, 2003. Revenue growth from the pre-existing sites contributed the remaining 21.9% of the total growth. This growth was largely due to the overall increase in air passenger traffic at airports at which the business operates, which led to increased occupancy levels. In addition, in the second half of 2003, the business undertook a thorough review of discount programs offered at each of its locations. Use of discount coupons was rationalized, which led to lower overall discounts given and higher revenues. Macquarie Parking’s management expects that this trend will continue for the remainder of 2004.

Direct Expenses, Selling, General and Administrative and Operating Income

          Direct expenses increased mainly due to the acquisition of the Avistar parking business. The direct expenses at the pre-existing sites increased by 17.4%, due to an increase in the occupancy levels at the pre-existing sites, resulting in increased staffing and shuttle bus expenses.

          Selling, general and administrative expenses increased as a result of a change in the management structure of the airport parking business, as described above.

          Depreciation and amortization, increased largely as a result of additional depreciation expense being recognized after the acquisition of the Avistar business.

          Operating income was $2.1 million in the three months ended March 31, 2004 compared to $114,000 in the three months ended March 31, 2003.

Interest Expense and Results of Operations

          Interest expense increased significantly due to the additional $67.0 million of debt that was incurred in October 2003 to finance the acquisition of the Avistar business and the $4.8 million of debt that was incurred in December 2003 to finance the acquisition of a parking lot at Chicago O’Hare airport that the business had previously leased.

          Results of operations improved from a net loss of $556,000 in 2003 to net income of $61,000 in 2004.

Year Ended December 31, 2003 as Compared to Year Ended December 31, 2002

          The table below summarizes the consolidated statement of operations data for Macquarie Parking for the year ended December 31, 2003 and the year ended December 31, 2002.

	Predecessor
	January 1,	Macquarie Parking
	2002 to	July 23, 2002 to	Macquarie Parking
	December 18,	December 31,	Year Ended
	2002	2002(1)	December 31, 2003

	($ in thousands)
Revenue	$20,524	$525	$26,291
Direct expenses(2)	15,095	458	19,236

	5,429	67	7,055
Selling, general and administrative	1,219	563	1,749
Amortization of intangibles	26	60	3,576

Operating income	4,184	(556)	1,730
Interest income and other income (expense)	10	—	31
Interest expense	10,921	104	8,281
Minority interest in loss of consolidated subsidiaries	—	24	1,520

Net loss	$(6,727)	$(636)	$(5,000)

(1) Established July 23, 2002, operations began December 19, 2002 with the acquisition of the predecessor
(2) Includes depreciation of	$(1,854)	$(36)	$(1,343)

Revenue

          The increase in revenue for 2003 was due to the acquisition of the Avistar parking business on October 1, 2003. Revenue from the pre-existing sites was negatively impacted in the first half of 2003 by decreases in air travel due to the war in Iraq and the SARs epidemic. Those effects were offset by the following positive factors in the second half of 2003:

•	an overall increase in air passenger traffic at airports where the business has operations;

•	a reduction in the level of discounts given at Macquarie Parking’s locations;

•	the expansion of the Pittsburgh facility in September 2002, where Macquarie Parking subleased a competing facility; and

•	the opening of a second parking facility at Oakland in June 2003, which was previously used as a parking facility for employees of a corporation located at the airport.

          As a result, revenue at pre-existing sites was substantially unchanged.

          If our airport parking business had acquired the assets of the Avistar business on January 1, 2003, we estimate that on a pro forma basis our airport parking business’ total revenue in 2003 would have been approximately $45.0 million.

Direct Expenses, Selling, General and Administrative Expenses and Operating Income

          Direct, general and administrative expenses increased due mainly to the acquisition of the Avistar parking business in late 2003. Expenses at pre-existing sites remained constant.

          Overall selling, general and administrative expenses were relatively steady between 2002 and 2003. However, during this time the Macquarie Parking management structure underwent the two changes described above. During the time the management contract was in place, the operator was paid a management fee, which accounted for most of the general and administrative expenses of the business. This led to a decrease in general and administrative expenses during the time of the contract. After the termination of the management contract, Macquarie Parking employed all staff involved in the operations directly. This resulted in higher general and administrative expenses in the fourth quarter of 2003. We believe that the management structure change will prove beneficial to Macquarie Parking as it allows us direct control of the operations of the business operations and employees.

          The increase in depreciation and amortization resulted from the acquisition of Avistar in October 2003 and the full year effect of the acquisition of PCAA by Macquarie Parking in December in 2002.

Net Loss

          Interest expense decreased substantially in 2003 due to the change in the capital structure of the business that occurred at the time MAPC acquired the initial business in December 2002. The 2003 interest expense includes a non-recurring expense of $870,000, which was the result of interest rate swap termination costs incurred at the time of the refinancing of the $59.0 million facility on October 1, 2003. Further, the 2003 interest expense includes amortization of financing costs of $3.4 million capitalized financing costs associated with the $59.0 million facility that was refinanced at the time of the acquisition of Avistar.

          If our airport parking business had acquired the Avistar business on January 1, 2003, we estimate that our airport parking business’ net loss in 2003 would have been equal to approximately $5.2 million.

Year Ended December 31, 2002 as Compared to Year Ended December 31, 2001

          The table below summarizes the consolidated statement of operations data for Macquarie Parking for the year ended December 31, 2002 and the predecessor for the year ended December 31, 2001.

		Predecessor	Macquarie Parking
	Predecessor	January 1,	July 23,
	Year Ended	2002 to	2002 to
	December 31,	December 18,	December 31,
	2001	2002	2002(1)

	($ in thousands)
Revenue	$20,541	$20,524	$525
Direct expenses(2)	15,773	15,095	458

	4,768	5,429	67
Selling, general and administrative	1,084	1,219	563
Amortization of intangibles	484	26	60

Operating income (loss)	3,200	4,184	(556)
Interest income and other income (expense)	(15)	10	—
Interest expense	7,227	10,921	104
Tax expense	—	—	—
Minority interest in loss of consolidated subsidiaries	—	—	24

Net loss	$(4,042)	$(6,727)	$(636)

(1) Established on July 23, 2002, operations began December 19, 2002.
(2) Includes depreciation expense of:	$1,949	$1,854	$36

Revenue

          Revenue in 2002 was impacted by significantly lower occupancy levels than in 2001 due to the events of September 11, 2001 and their effect on air travel. Despite this negative impact, the business managed to increase revenue in 2002 by increasing parking rates at some of its locations and by subleasing a facility previously occupied by a competitor at Pittsburgh International Airport. Closing this facility had the effect of increasing the level of occupancy at our existing operation for the last three months of 2002.

Direct Expenses and Operating Income (Loss)

          Direct expenses decreased in 2002 as a result of a decrease in the level of staffing and shuttle bus utilization in the last quarter of 2001. Staffing and shuttle bus utilizations were reduced reflecting the substantial decrease in occupancy at the parking lots due to the negative impact of the events of September 11, 2001 on passenger volumes. These decreases were largely sustained over the whole of 2002. The increase in general and administrative expenses in 2002 reflects approximately $373,000 of transaction costs incurred by Macquarie Parking in connection with the acquisition of the predecessor’s business and a similar increase in transaction related costs incurred by the predecessor.

Net Loss

          At the beginning of 2002, Macquarie Parking’s predecessor partly refinanced its existing debt facilities. The increase in interest expense in 2002 over 2001 was due to the write-off of capitalized financing costs associated with the refinanced loan. Further, prior to Macquarie Parking’s acquisition, a portion of the interest expense on the predecessor’s loan facilities was being capitalized, increasing the level of debt, therefore increasing interest expense.

Toll Road Business

          The following section discusses the historical consolidated financial performance for CHL. The historical statements of operations are denominated in Pounds Sterling and compiled in accordance with U.S. GAAP. We own a 50% interest in CHL through our indirect wholly owned subsidiary Macquarie Yorkshire Limited. CHL has a March 31 fiscal year end. The audited financial statements for the nine months ended December 31, 2003 are included in this prospectus. As a result, we discuss below the statements of operations for the nine months ended December 31, 2003, the unaudited statements of operations for the three months ended March 31, 2004 and the combined 12 months ended March 31, 2004.

Nine Months Ended December 31, 2003 and Year Ended March 31, 2004 as Compared to Year Ended March 31, 2003.

          The table below summarizes the statement of operations for CHL for the twelve months ended March 31, 2003, the nine months ended December 31, 2003 and the three months ended March 31, 2004 and the combined twelve month period ended March 31, 2004. The 12 month period is an aggregation of the nine month period and the unaudited three month period. The presentation of the unaudited combined period is presented for convenience in comparing results with the annual periods.

					Change —
					Year Ended
					March 31, 2003
				Combined	Compared to
		Nine Months	Three Months	12 Months	Combined
	Year Ended	Ended	Ended	Ended	12 Months
	March 31,	December 31,	March 31,	March 31,	Ended
	2003	2003	2004	2004	March 31, 2004

	(£ in thousands)
Revenue	£45,267	£35,090	£11,115	£46,205	2.1%
Cost of revenue(1)	11,404	9,570	2,912	12,482	9.5%
General and administrative expense	1,245	814	598	1,412	13.4%

Operating income	32,618	24,706	7,605	32,311	—
Net interest expense	20,396	14,105	4,606	18,711	(8.3)%
Income (loss) on interest rate swaps	(15,260)	1,760	(163)	1,597

Income (loss) before income taxes	(3,038)	12,361	2,836	15,197
Income tax expense (benefit)	(925)	3,197	975	4,172

Net income (loss)	£(2,113)	£9,164	£1,861	£11,025

(1) Includes depreciation expense of:	£9,508	£7,389	£2,401	£9,790

Revenue

          The increase in revenue for the combined 12 months ended March 31, 2004 compared to the year ended March 31, 2003 was primarily due to an increase in traffic volumes of 3.6% for other vehicles and 2.7% for heavy goods vehicles, partially offset by the effect of the band structure on shadow toll rates. See “Business — Our Interest in Yorkshire Link — Business — Calculation of Revenue.”

Cost of Revenue, General and Administrative Expense and Operating Income

          Cost of revenue other than depreciation plus general and administrative expense was £4.1 million for the combined 12 months ended March 31, 2004 compared to £3.1 million for the year ended March 31, 2003. In the 12 months ended March 31, 2004 technical support and director fees of £788,000 paid to the shareholders in CHL under agreements which have been terminated are included. This also includes a receivable of £283,000 written off in connection with repairs to Yorkshire Link which CHL had sought to recover from the construction joint venture.

Net Income

          Net interest expense decreased for the combined 12 months ended March 31, 2004, reflecting the repayment of debt over the course of 2003 and 2004.

          Income on interest rate swaps for the combined 12 months ended March 31, 2004 increased compared to the year ended March 31, 2003 due to the positive impact of increasing interest rates on the mark to market value of interest rate swaps during 2004. Connect M1-A1 Limited has entered into economic hedges to fix the interest rates on a substantial portion of its floating rate debt.

Year Ended March 31, 2003 as Compared to Year Ended March 31, 2002

          The table below summarizes the consolidated statement of operations for CHL for the year ended March 31, 2002 and the year ended March 31, 2003.

	Year Ended
	March 31,

	2002	2003	Change

	(£ in thousands)
Revenue	£46,051	£45,267	(1.7)%
Cost of revenue(1)	10,892	11,404	4.7%
General and administrative expense	1,264	1,245	(1.5)%

Operating income	33,895	32,618	(3.8)%
Net interest expense	25,202	20,396	(19.1)%
Loss on interest rate swaps	2,245	15,260

Income (loss) before income taxes	6,448	(3,038)
Income tax expense (benefit)	1,899	(925)

Net income (loss)	£4,549	£(2,113)

(1) Includes depreciation expense of:	£9,201	£9,508

Revenue

          Revenue decreased for the year ended March 31, 2003 compared to the year ended March 31, 2002 despite a 3.95% increase in other vehicles traffic and 3.55% increase in heavy goods vehicle traffic representing the full year effect of the application of the new factor to the shadow toll rates, thereby reducing such rates.

Net Income

          The decrease in net interest expense for the year ended March 31, 2003 was largely due to the write-off in 2002 of £2.3 million of unamortized financing fees originally incurred and capitalized in 1996 in respect of debt that was replaced in that year. The balance of the reduction was as a result of a decrease in interest costs as a result of lower interest rates.

          Overall net income decreased primarily due to the loss on interest rate swaps resulting from the effect of lower interest rates on the mark to market value of interest rate swaps, partially offset by the effect of lower interest rates on CHL’s floating rate debt.

Liquidity and Capital Resources

          While we do not intend to retain significant cash balances in excess of what is required as prudent reserves and will not initially have in place any credit facilities at company level, we believe that, based on the following factors, we will have sufficient liquidity and capital resources to meet our future liquidity requirements and the requirements of our dividend policy.

•	All of our businesses and investments generate, and are expected to continue to generate, significant operating cash flow.

•	The ongoing maintenance capital expenditure associated with our businesses is modest and readily funded from their respective operating cashflow.

•	All substantial growth capital expenditure for 2004 will be funded with the proceeds of this offering.

•	CHL also has amortizing debt that it will finance out of its foreseeable cash flow. We expect to have amortizing debt at Atlantic, payments on which also will be funded out of operating cash flow.

•	Although Atlantic and Macquarie Parking will be required to refinance their existing debt facilities at their respective maturities, we believe that they will be able to either extend or replace the debt facilities when required.

          The section below discusses the sources and uses of cash of our businesses and investments. As our businesses and investments have yet to be operated as a single entity, we have not provided historical or pro forma consolidated statements of cash flow for the company.

Atlantic and Macquarie Parking Cash Flow provided by Operations

          Going forward, our consolidated statement of cash flows will include the cash flow from operations for Atlantic and Macquarie Parking. In both of these businesses, revenues are mostly derived from cash sales and therefore they do not experience substantial fluctuations in their trade receivables. The cash flow provided by operations for these businesses for the year ended December 31, 2003 and the three months ended March 31, 2004 are summarized in the table below:

		Three Months
	Year Ended	Ended
	December 31,	March 31,
	2003	2004

	($ in thousands)
Atlantic	$9,811	$4,720
Macquarie Parking	$765	$1,329

Atlantic

          While cash flow from operations for the three months ended March 31, 2004 reflected the increased profitability of the business, it also reflected the fact that interest on Atlantic’s existing subordinated debt is payable semiannually in June and December and insurance is payable in the third quarter. As a result, the cash flow from operations for the three months ended March 31, 2004 overstates the cashflow from operations that can be expected on an annualized basis.

Macquarie Parking

          For the three months ended March 31, 2004, depreciation and amortization expense was $1.7 million. This accounted for the majority of the difference between net income and cash flow provided by operations during that quarter. The other significant impact on the cash flows from operations during the quarter was the prepayment of insurance premiums and real estate taxes, which resulted in a decrease in cash flows provided by operations of $0.8 million.

          In the year ended December 31, 2003, depreciation and amortization expense was $8.7 million. Macquarie Parking’s other receivables increased by $1 million in 2003 due to the increased value of earned, but uncollected, parking revenues, an overpayment of real estate taxes and amounts related to the final adjustment in the purchase price of the assets of the Avistar business.

     Atlantic and Macquarie Parking Cash Flow used in Investing Activities

          Going forward, our consolidated statement of cash flows will include the cash flows provided by or used in the investing activities of Atlantic and Macquarie Parking. The cash flow used in investing activities for these businesses for the year ended December 31, 2003 and the three months ended March 31, 2004 are summarized in the table below:

	Year Ended	Three Months Ended
	December 31, 2003	March 31, 2004

	($ in thousands)
Atlantic	(4,648)	(884)
Macquarie Parking	(67,138)	(119)

          Atlantic

          The primary use of cash in investing activities for the 2003 financial year was $3.3 million for the acquisition of the New Orleans facilities in December 2003, which was partially offset by cash proceeds of $2 million related to the sale of discontinued operations. Investing activities related to internal capital expenditures were $3.2 million in 2003, primarily related to the ongoing construction of a hangar at Chicago Midway.

          Approximately $1 million was spent on capital expenditure for the three months ended March 31, of 2004, which was attributable to ongoing capital expenditure and the continued construction at Chicago-Midway.

          Macquarie Parking

          The primary use of cash in investing activities was $67.3 million for the acquisition of the Avistar business in October 2003 and costs associated with that acquisition. In addition, Macquarie Parking also purchased the property at its Chicago facility, which it previously leased. The total cost of this property, excluding transaction costs, was $6.1 million. The majority of other cash used in investing activities related to the purchase by Macquarie Parking of shuttle buses and other equipment used in its operations.

          During the three months ended March 31, 2004, Macquarie Parking made some improvements to its existing sites and purchased some additional equipment for approximately $100,000.

Atlantic and Macquarie Parking Cash Flow from Financing Activities

          Going forward, our consolidated statements of cash flows will include the cash flows provided by or used in the financing activities of Atlantic and Macquarie Parking. The cash flow relating to financing activities for these businesses for the year ended December 31, 2003 and the three months ended March 31, 2004 are summarized in the table below:

		Three Months
	Year Ended	Ended
	December 31,	March 31,
	2003	2004

	($ in thousands)
Atlantic	$(5,956)	$(4,615)
Macquarie Parking	$58,868	$(1,455)

Atlantic

          Cash used in financing activities for Atlantic was $6.0 million in 2003, primarily to fund principal repayments on the senior and subordinated debt that was in place at the time.

          Cash flow used in financial activities was $1.3 million for the first quarter 2004 was used to repay senior debt and $1.0 million was used to reduce a revolving facility that had been used to fund part of the New Orleans acquisition. Atlantic used $2.4 million to repay a note acquired as part of the New Orleans acquisition.

          Our Manager is in discussions to put financing in place in connection with the acquisition of Atlantic. This facility will be secured by the assets of Atlantic and will be non-recourse to the company and its other subsidiaries. The facility currently under discussion is a seven-year partially amortizing facility, a portion of which will have to be refinanced at maturity.

          Details of the proposed $130 million senior debt facility are as follows:

Amount outstanding at drawdown	Tranche A $25 million Tranche B $105 million
Term	7 years
Amortization	Tranche A amortizes. Tranche B is payable at maturity.
Interest rate type	Floating
Interest rate base	LIBOR
Interest rate margin	Tranche A — 2.25% Tranche B — 3.0%
Interest rate hedging	Required
Debt service reserve	Six month debt service reserve
Cash sweep	Year 1 — no cash sweep Year 2, 3, 4 — cash sweep if debt service coverage is less than 1.5 times Year 5, 6, 7 — cash sweep if debt service coverage is less than 1.6 times

          In addition to the debt described above, letters of credit are required under the terms of some of the leases held by Atlantic. These are for an immaterial amount and will remain in place when we acquire the business.

Macquarie Parking

          Cash flows from financing activities primarily relate to the financing of the acquisition of the Avistar business and the land in Chicago.

          On October 1, 2003, Macquarie Parking entered into a loan with GMAC Commercial Mortgage Corporation for $126.0 million, which was used to refinance debt and to partly fund the acquisition of the Avistar business. This new loan is secured by the majority of real estate and other assets of the airport parking business and is recourse only to Macquarie Parking and its subsidiaries. On December 22, 2003, Macquarie Parking entered into another loan agreement with GMAC Commercial Mortgage Corporation for $4.75 million. Macquarie Parking used the proceeds of this loan to partly fund the acquisition of land that it formerly leased for operating its Chicago facility. This loan is secured by the land at the Chicago site. The following table outlines the key terms of Macquarie Parking’s senior debt facilities:

Loan	Loan 1	Loan 2

Amount outstanding as of March 31, 2004	$126.0 million	$4.6 million
Term	3 years (September 2006)	5 years (January 2009)
Extension options	Two 1 year extensions subject to meeting certain covenants	None
Interest and principal repayments	Interest only during term of the loan. Repayment of principal at maturity.	Monthly payment of interest and principal of $28,675. Repayment of remaining principal at maturity.
Interest rate type	Floating	Fixed
Interest rate base	1 month LIBOR	N/A
Interest rate margin	1-3 years: 3.44%	5.3%
4th year: 3.54%
5th year: 3.69%
Interest rate cap	1 month LIBOR cap of 4.5% out to 3 years for a notional amount of $126.0 million	N/A
Debt reserves	Various reserves totaling $5.3 million, currently fully funded	None
Lock-up/cash sweeps	None	None

          Macquarie Parking also has a promissory note facility with Parking Company of America Management LLC, a minority investor, in the amount of $1.3 million. This facility has a fixed interest rate of 9.0% per year repayable March 31, 2005. The proceeds from this loan will be used to develop and operate the new parking facility at Oakland, California. As of the date of this prospectus, approximately $750,000 was drawn.

          Macquarie Parking also raised $6.7 million in cash in 2003 by selling new member units in PCAA Parent. This cash was used to partly fund the acquisition of Avistar and the Chicago property. This amount was partly offset by a return of $6.3 million in paid-in capital by Macquarie Parking to its shareholders in early 2003, which resulted from over-funding by the shareholders at the time of Macquarie Parking’s initial investment in PCAA Parent in December 2002.

          During 2003, Macquarie Parking did not make any dividend distributions. It utilized the cash it had on hand to partly fund expansion activities, namely the purchase of Avistar and the Chicago property. In addition, Macquarie Parking deposited approximately $2.6 million of its cash flow from investing activity into a debt reserve account as required by its $126 million senior loan facility.

          In the three months ended March 31, 2004, Macquarie Parking deposited a further $1.3 million into the debt reserve. The account is now fully funded and Macquarie Parking does not expect to make further significant deposits into this account.

Cash Flow Associated with Our Toll Road Business

          Connect M1-A1 Limited uses its cash flow after funding its operations to make interest and principal payments on its senior debt, to make interest and principal payments on its subordinated debt to Macquarie Yorkshire and Balfour Beatty and then to make dividend payments to CHL. CHL then distributes these dividends to Macquarie Yorkshire and Balfour Beatty.

Subordinated Loans

          Cash flow is generated from our toll road business in the form of interest received from Connect M1-A1 Limited on Macquarie Yorkshire’s subordinated loans to Connect M1-A1 Limited. The outstanding amounts, repayment schedule and the interest reflect our 50% interest in the subordinated loans. The terms of these subordinated loans are summarized below:

	Senior Subordinated Loan	Junior Subordinated Loan

Outstanding balance as of March 31, 2004	£5 million	£2.85 million
Interest rate	U.K. LIBOR + 4% per year payable semiannually (minimum 6% per year)	15% per year payable semiannually
Redemption premium	65% of principal repayments
Maturity	September 30, 2016	March 26, 2020
Repayment schedule	Semiannually from March 31, 2005. Payable during year ended December 31,	Repayment at maturity
2005-2006 £200,000
2007-2011 £300,000
2012-2015 £600,000
2016 £700,000

          Interest received from the subordinated debt was £1.0 million for the 12 months ended March 31, 2004, £618,000 for the nine months ended December 31, 2003 and £661,000 for the year ended March 31, 2003. The cash interest paid for the twelve months ended March 31, 2004 was higher than for 2003 due to the deferral of March 2003 interest payments into April 2003 due to a decision by the previous owner to defer an interest payment pending a group restructuring.

Dividends

          Cash flow is also generated from dividends paid to us by CHL. The shareholders’ agreement for CHL between us and Balfour Beatty provides for Connect M1-A1 Limited, subject to the availability of cash and the availability of legally distributable reserves, to distribute all of its net income in the form of semiannual dividends to CHL. CHL in turn distributes the cash dividends received to us and Balfour Beatty. For the year ended March 31, 2004, CHL paid dividends to Macquarie Yorkshire of £1.7 million.

Connect M1-A1 Limited’s Senior Debt

          Distributions of dividends and payments of principal and interest on Connect M1-A1 Limited’s subordinated loans from Macquarie Yorkshire are subject to the timely payment of interest and principal and compliance by Connect M1-A1 Limited with covenants contained in the terms of its senior debt described below.

          Connect M1-A1 Limited has two non-recourse senior debt facilities both of which are secured by the assets of Connect M1-A1 Limited which are summarized below:

	Commercial Senior Debt Facility	European Investment Bank Facility

Outstanding balance as of March 31, 2004	£207.4 million	£81.6 million
Interest rate	U.K. LIBOR plus 0.75% per year increasing to plus 0.80% from September 30, 2006 and plus 0.90% from September 30, 2020 payable semiannually. Interest rate swaps have been entered into in respect of 70% of the notional principal amount.	9.23% for unguaranteed portion and 9.53% for unguaranteed portion.
Maturity	March 31, 2024	March 25, 2020
Amortization	Semiannual unequal amortization	Semiannual unequal amortization

          The covenants in respect of the senior debt are tested semiannually for the periods ended March 31 and September 30. In the commercial senior debt facility, the loan life coverage ratio cannot be less than 1.15:1, and the debt service coverage ratio for the preceding and following twelve-month period cannot be less than 1.10:1. In the European Investment Bank facility, the loan life coverage ratio cannot be less than 1.15:1, and the debt service coverage ratio for the preceding and following twelve-month period cannot be less than 1.13:1. The loan life coverage ratio is calculated by reference to the expected cash flows of Connect M1-A1 Limited over the life of the senior debt discounted at the interest rate for the senior debt. If these covenants are not met for any semiannual period, subordinated debt and dividend payments from Connect M1-A1 Limited are required to be suspended until the covenants are complied with. While payments are suspended, excess cash balances are held by Connect M1-A1 Limited and are not required to be paid towards reducing the senior debt. At March 31, 2004, the loan life coverage ratio was 1.3 under the commercial senior debt facility and 1.34 under the European Investment Bank facility and the debt service coverage ratio was 1.2 for the preceding twelve months and projected at 1.156 for the following twelve months.

     Cash Flow Associated with Our Investments

          Going forward, our cash flow from operations will include dividends from our investments in MCG and SEW. Our pro forma dividends for 2003 were $3.2 million and $2.7 million for MCG and SEW, respectively. The dividends we receive from MCG and SEW are dependent on the performance of the underlying businesses and the dividend policies as determined by the board of directors of MCG and SEW. Also, until such time as the acquisition facility put into place in connection with the acquisition by the Macquarie Group of SEW is refinanced, SEW is not permitted to make any distributions. We anticipate that such facility will be refinanced in July 2004.

Capital Expenditure

Atlantic

Ongoing Capital Expenditure

          Atlantic spends approximately $2 million, or $200,000 per FBO, per year on capitalized expenditures. This amount is spent on items such as repainting, replacing equipment as necessary and any ongoing environmental or required regulatory expenditure, such as installing safety equipment. This expenditure is funded from cash flow from operations.

Specific Capital Expenditure

          As described in “Business — Our Airport Services Business — Planned Capital Expenditures,” we intend to fund $4.1 million of specific capital expenditure in 2004 from the proceeds of this offering. The construction of the Chicago hangar will be continuing, with completion expected in September 2004. In addition, there are several other minor expansionary capital expenditure opportunities that have been identified. In all, we are expecting to spend approximately $2.6 million in 2004 for these purposes.

          In addition, approximately $1.4 million will be spent at the closing of North America Capital’s acquisition of Atlantic to reimburse the prior owner for capital expenditure initiated on the Chicago project prior to the acquisition, but after April 1, 2004.

Macquarie Parking

Ongoing Capital Expenditure

          Macquarie Parking’s operations require relatively low levels of ongoing capital expenditure. Most ongoing capital expenditure spent by Macquarie Parking relates to the purchase of new shuttle buses, which currently cost approximately $50,000 each. Macquarie Parking intends to replace its entire shuttle bus fleet (approximately 120 vehicles as of March 31, 2004) every three to five years, using cash from operations, operating leases or capital leases.

Specific Capital Expenditure

          Under the agreement governing its $126.0 million loan, Macquarie Parking is required to undertake certain capital expenditures by September 30, 2004. These capital expenditures are expected to improve the operations of Macquarie Parking and have been fully pre-funded as required by Macquarie Parking’s lender. The amount of this capital expenditure remaining in 2004 is expected to total approximately $430,000, all of which will be funded out of this reserve.

          Macquarie Parking is also planning to spend approximately $880,000 in capital expenditure in 2004 from cash to improve Macquarie Parking’s facilities. Macquarie Parking expects that these ongoing improvements will attract new customers and enable the business to increase its parking rates.

Toll Road Business

Ongoing Expenditure

          Ongoing expenditure is required to maintain the condition of Yorkshire Link at the standard required under the concession on an ongoing basis and to meet the return condition requirements at the end of the concession when the road is transferred to the U.K. government. Connect M1-A1 Limited anticipates spending approximately £30.6 million, at 2003 prices, on periodic maintenance over the remaining life of the concession, with most of this expenditure occurring after 2020. This expenditure generally relates to resurfacing and the maintenance of structures over which Yorkshire Link runs and is in addition to the general day-to-day operating costs of Yorkshire Link.

Commitments and Contingencies

Contractual Obligations

          The following tables summarize the future obligations of the initial businesses, due by period as of December 31, 2003, under their various contractual obligations, off balance sheet arrangements and commitments. Obligations that will not be assumed in connection with the purchases of the initial businesses are not reflected in these tables.

	Payments due by period

		Less than			More than
Atlantic	Total	one year	1-3 years	3-5 years	5 years

	($ in thousands)
Long-term debt(1)	$130,000	$531	$3,250	$6,344	$119,875
Operating lease obligations(2)	107,510	5,435	11,019	10,826	80,230
Purchase obligations	3,000	3,000	—	—	—

Total contractual cash obligations(3)	$240,510	$8,966	$14,269	$17,170	$200,105

(1)	The long-term debt represents the expected principal obligations to be incurred upon the acquisition of Atlantic by North America Capital. It is anticipated that this debt will be subject to certain debt covenants. Debt payments could be accelerated upon violation of such covenants. We believe the likelihood of a debt covenant violation will be remote.

(2)	This represents the minimum annual rentals required to be paid under non-cancellable operating leases with terms in excess of one year.

(3)	This table does not reflect certain long term obligations, such as deferred taxes, where we are unable to estimate the period in which the obligation will be incurred.

	Payments due by period

		Less than			More than
Macquarie Parking	Total	one year	1-3 years	3-5 years	5 years

	($ in thousands)
Long-term debt(1)	$130,750	$92	$126,198	$221	$4,239
Capital lease obligations(2)	935	263	451	221	—
Notes payable	256	187	69	—	—
Operating lease obligations(3)	35,794	5,808	10,388	8,456	11,142

Total contractual cash obligations	$167,735	$6,351	$137,105	$8,898	$15,381

(1)	The long-term debt represents the principal obligations to GMAC Commercial Mortgage Corporation in two facilities maturing between 2006 and 2009. The debt is subject to certain covenants, the violation of which could result in acceleration. We believe the likelihood of a debt covenant violation to be remote.

(2)	Capital lease obligations are for the lease of certain transportation equipment. Such equipment could be subject to repossession upon violation of the terms of the lease agreements. We believe the likelihood of such violation to be remote.

(3)	The company is obligated under non-cancelable operating leases for various parking facilities. This represents the minimum annual rentals required to be paid under such non-cancellable operating leases with terms in excess of one year.

	Payments due by period

	(£ in thousands)
		Less than			More than
Macquarie Yorkshire	Total	one year	1-3 years	3-5 years	5 years

Loan from Connect M1-A1 Limited	£25,384	—	—	—	£25,384

Total contractual cash obligations	£25,384	—	—	—	£25,384

          This table also does not reflect obligations of CHL, as they do not have recourse to Macquarie Yorkshire. (CHL has long-term obligations of £319.8 million at December 31, 2003, consisting primarily of long-term debt.)

Taxation

          We intend to file a consolidated U.S. federal tax return for MIA Inc., which is the holding company for all of our U.S. businesses, including Atlantic and Macquarie Parking. As a consequence, Atlantic and Macquarie Parking will pay no federal taxes, and all tax obligations will be incurred by MIA Inc. based on the consolidated federal tax position of the U.S. businesses after taking into account deductions for management fees and corporate overhead expenses allocated to MIA Inc. We anticipate that 75-80% of the total management fees payable to our Manager by us will be payable by MIA Inc. with the balance payable by the company or the other directly owned subsidiaries of the company.

          We do not expect that the holding companies for our interests in the toll road business, MCG or SEW will pay any federal taxes in the United States, as each of these entities will elect to be treated as a partnership.

Critical Accounting Policies

          The preparation of our financial statements in conformity with GAAP will require management to adopt accounting policies and make estimates and judgments that affect the amounts reported in the financial statements and accompanying notes. Upon the completion of the acquisitions contemplated in the offering, we will base our estimates on historical information and experience and on various other assumptions that we believe to be reasonable under the circumstances. Actual results could differ from these estimates under different assumptions and judgments and uncertainties, and potentially could result in materially different results under different conditions. Our critical accounting policies are discussed below. These policies are generally consistent with the accounting policies followed by the businesses we plan to acquire. These critical accounting policies will be reviewed with our independent auditors and the audit committee of the company’s board of directors.

 Business Combinations

          Our acquisitions of our airport services business and airport parking business and future acquisitions of businesses that we will control will be accounted for under the purchase method of accounting. The amounts assigned to the identifiable assets acquired and liabilities assumed in connection with acquisitions will be based on estimated fair values as of the date of the acquisition, with the remainder, if any, will be recorded as goodwill. The fair values will be determined by our management, taking into consideration information supplied by the management of acquired entities and other relevant information. Such information will include valuations supplied by independent appraisal experts for significant business combinations. The valuations will generally be based upon future cash flow projections for the acquired assets, discounted to present value. The determination of fair values require significant judgment both by management and outside experts engaged to assist in this process.

 Goodwill, intangible assets and property and equipment

          Significant assets that will be acquired in connection with our acquisition of the airport services business and airport parking business will include contract rights, customer relationships, non-compete agreements, trademarks, domain names, property and equipment and goodwill.

          Trademarks and domain names are considered to be indefinite life intangibles. Goodwill represents the excess of the purchase price over the fair value of the assets acquired. Trademarks, domain names and goodwill will not be amortized. However, we will be required to perform impairment reviews at least annually and more frequently in certain circumstances.

          The goodwill impairment test is a two-step process, which will require management to make judgments in determining what assumptions to use in the calculation. The first step of the process consists of estimating the fair value of each of our reporting units based on a discounted cash flow model using revenue and profit forecasts and comparing those estimated fair values with the carrying values, which included the allocated goodwill. If the estimated fair value is less than the carrying value, a second step is performed to compute the amount of the impairment by determining an “implied fair value” of goodwill. The determination of a reporting unit’s “implied fair value” of goodwill requires the allocation of the estimated fair value of the reporting unit to the assets and liabilities of the reporting unit. Any unallocated fair value represents the “implied fair value” of goodwill, which will then be compared to its corresponding carrying value. The impairment test for trademarks and domain names requires the determination of the fair value of such assets. If the fair value of the trademarks and domain names is less than their carrying value, an impairment loss will be recognized in an amount equal to the difference. We cannot predict the occurrence of certain future events that might adversely affect the reported value of goodwill and/or intangible assets. Such events include, but are not limited to strategic decisions made in response to economic and competitive conditions, the impact of the economic environment on our customer base, or material negative change in relationship with significant customers.

          The “implied fair value” of reporting units will be determined by our management and will generally be based upon future cash flow projections for the reporting unit, discounted to present value. We will use outside valuation experts when management considers that it would be appropriate to do so.

          Intangibles subject to amortization, including contract rights, customer relationships, non compete agreements and technology are amortized using the straight-line method over the estimated useful lives of the intangible asset after consideration of historical results and anticipated results based on our current plans. With respect to contract rights in our airport services business, we will take into consideration the history of contract right renewals in determining our assessment of useful life and the corresponding amortization period.

          Property and equipment are initially stated at cost. Depreciation on property and equipment will be computed using the straight-line method over the estimated useful lives of the property and equipment after consideration of historical results and anticipated results based on our current plans. Our estimated useful lives represent the period the asset is expected to remain in service assuming normal routine maintenance. We will review the estimated useful lives assigned to property and equipment when our business experience suggest that they may have changed from our initial assessment. Factors that lead to such a conclusion may include physical observation of asset usage, examination of realized gains and losses on asset disposals and consideration of market trends such as technological obsolescence or change in market demand.

          We will perform impairment reviews of property and equipment and intangibles subject to amortization, when events or circumstances indicate that the value of the assets may be impaired. Indicators include operating or cash flow losses, significant decreases in market value or changes in the long-lived assets’ physical condition. When indicators of impairment are present, management determines whether the sum of the undiscounted future cash flows estimated to be generated by those assets are less than the carrying amount of those assets. In this circumstance, the impairment charge is determined based upon the amount by which the carrying value of the assets exceeds their fair value. The estimates of both the undiscounted future cash flows and the fair values of assets require the use of complex models which require numerous highly sensitive assumptions and estimates.

     Equity Investment in Our Toll Road Business

          The carrying value of our equity method investment will include an additional intangible asset to reflect the difference between the purchase price for our 50% investment in the toll road business and the underlying equity in the net assets of the business. This intangible asset value, which represents the concession based on a preliminary allocation, will be recorded at fair value to be determined by management, taking into consideration information supplied by the management of acquired entities, other relevant information including valuations supplied by independent appraisal experts. The concession will be amortized based on a percentage of usage of the toll road in the period relative to the total estimated usage over the life of the agreement. In addition, any loss in value that is other than temporary as a result of a significant change in the fundamentals or the business will be recognized as an impairment charge.

     Investment in MCG

          Our acquisition of shares of MCG will initially be recorded at cost and classified as “available for sale securities” on our consolidated balance sheet. Our intention is to hold MCG for an indeterminate period of time. Since MCG will have a readily determinable market value, we will record this investment at cost with unrealized gains and losses reported as a component of other comprehensive income. Declines in value judged to be other than temporary will be included in investment income (loss). Management will consider MCG’s financial position, results of operations, stock price performance, analyst research reports and other relevant information in determining whether a decline is other than temporary. We intend to evaluate our intentions to hold this investment on an annual basis.

     Investment in Macquarie Luxembourg

          Our initial investment in Macquarie Luxembourg due to our inability to exercise significant influence over the company’s operations will be recorded at cost. As Macquarie Luxembourg will not have a readily determinable market value, we will continue to record the investment at cost. We will perform periodic review of the investment, using information supplied by the management of Macquarie Luxembourg. We will further evaluate Macquarie Luxembourg based on the future cash flow projections, discounted to present value. We will use outside valuation experts when we consider it appropriate to do so.

     Revenue recognition

          Fuel revenue from our airport services business will be recorded when fuel is delivered or when services are rendered. Our airport services business will also record hangar rental fees, which will be recognized during the month for which service is provided.

          Our airport parking business will record parking revenue as services are performed, net of allowances and local taxes. Revenues for services performed, but not collected as of a reporting date, will be recorded based upon the estimated value of uncollected parking revenues for customer vehicles at each location. Our airport parking business also offers various membership programs for which customers pay an annual membership fee. Such revenue will be recognized rateably over the one-year life of the membership. Fees collected for prepaid parking vouchers that can be redeemed in the future will be deferred and recognized as revenue when parking services are provided and the vouchers are deemed.

     Interest and dividend income

          With respect to our investments in MCG and SEW, we expect, based on their history of paying dividends, to receive dividends on a periodic basis. We will record such dividends as dividend income at the point where we are entitled to receive the dividend.

          Our investment in the toll road business also includes loans receivable from Connect M1-A1 Limited. In connection the purchase of the loans receivable we expect to record a premium over the face value of the loans. The loans receivable pay periodic interest. We will accrue interest income from the loans receivable. We will amortize the premium paid for the loans receivable using an effective interest rate method.

     Advertising Expense

          Advertising expenses incurred by our airport parking business will be expensed the first time the advertising takes place. Costs associated with direct response advertising programs may be prepaid and will be charged to expense once the printed materials are distributed to the public.

Quantitative and Qualitative Disclosures About Market Risk

Currency Risk

          We will be exposed to currency risk on cash flows we receive from our businesses and investments located outside of the United States and on the translation of earnings. Our current policy is not to hedge the currency risk associated with foreign currency denominated income and cash flows, due to the uncertain size and timing of the distributions we expect to receive.

Toll Road Business

          Our cash flows are exposed to the impact of fluctuations in the Pound Sterling/US dollar exchange rate on the interest income and dividends from CHL. Based on our 2003 pro forma interest income, a hypothetical 1% appreciation in US dollar against the Pound Sterling would reduce our interest income by $6,400 and our dividends from CHL by $17,000 (based on assumed dividends of £1.7 million).

          The principal payments we will receive on the subordinated loans are also denominated in Pounds Sterling and fluctuations in the Pound Sterling/U.S. dollar will cause fluctuations in the actual cash we receive in U.S. dollars.

Investments in SEW and MCG

          In relation to our investment in SEW, we are exposed to the impact of the Pound Sterling/ U.S. dollar exchange rate on our dividend income. Based on our pro forma dividend income from SEW in 2003, a hypothetical 1% appreciation of the U.S. dollar against the Pound Sterling would reduce our dividend income and cash flows by $26,740 per year.

          In relation to our investment in MCG, we are exposed to the impact of the Australian dollar/ U.S. dollar exchange rate on our dividend income. Based on our pro forma dividend income from MCG in 2003, a hypothetical 1% appreciation of the U.S. dollar against the Australian dollar would reduce our dividend income and cash flows by $31,700 per year.

Interest Rate Risk

          We will be exposed to interest rate risk in relation to the borrowings of our initial businesses. Our current policy is to enter into derivative financial instruments to fix variable rate interest payments covering at least half of the interest rate risk associated with the borrowings of our businesses, subject to the requirements of our lenders.

Atlantic

          The anticipated senior debt associated with Atlantic is a partially amortizing $130.0 million floating rate facility maturing in 2011. We expect to enter into derivative financial instruments to fix 50% of the variable rate interest payments associated with this debt.

          The impact of a 1% increase in the interest rate on the anticipated Atlantic debt results in a $1.3 million increase in the interest cost per year. A corresponding 1% decrease results in a $1.3 million decrease in interest cost per year.

          We expect that Atlantic’s exposure to interest rate changes through the senior debt will be hedged 50%. These proposed hedging arrangements will partially offset any additional interest rate expense incurred as a result of increases in interest rates. However, if interest rates decrease, the value of our hedge instrument will also decrease. A 10% increase in interest rates will result in an increase in the fair market value of the hedge instrument of $3.1 million. A corresponding decrease will result in a $3.5 million decrease in fair market value.

Macquarie Parking

          Macquarie Parking has two senior debt facilities: a $126 million non-amortizing floating rate facility maturing in 2006, and a partially amortizing $4.7 million fixed rate facility maturing in 2009. Due to a requirement imposed by our lender we were unable to enter into any interest rate swap agreements in relation to the $126.0 million facility. Instead, we purchased an interest rate cap agreement at a base rate of LIBOR equal to 4.5% for a notional amount of $126.0 million for the term of the loan.

          A 1% increase in the interest rate on the $126.0 million facility will increase the interest cost by $1.3 million per year. A 1% decrease in interest rates will result in a $1.3 million decrease in interest cost.

          A 10% increase in interest rates will decrease the fair market value of the $4.7 million facility by $229,000. A 10% decrease in interest rates will result in a $247,000 increase in the fair market value.

          In relation to the interest rate cap instrument, the 30-day LIBOR rate as at June 2, 2004 was 1.13% compared to our interest rate cap of a LIBOR rate of 4.50%. As interest rates are currently much lower than the interest rate cap, we are not currently receiving any payments under the cap.

Connect M1-A1 Limited

          We will receive floating rate interest payments from Connect M1-A1 Limited’s senior subordinated loan. A 1% increase in the interest rate on this loan results in a £50,000 increase in the interest received per year. A 1% decrease in the interest rate results in a £50,000 decrease in the interest received per year.

          We have an exposure to changes in interest rates through Connect M1-A1 Limited’s junior subordinated loan provided by Macquarie Yorkshire. For a 10% increase in interest rates, the fair market value of this loan will decrease by £178,500. For a 10% decrease in interest rates, the fair market value will increase by £206,500.

          Connect M1-A1 Limited has floating rate exposure on its commercial senior debt facility. For a 1% increase in the interest rate the interest cost will increase by £2.0 million per year. A 1% decrease will result in a decrease in the interest cost of £2.0 million per year.

          The interest rate exposure of the commercial senior debt facility of Connect M1-A1 Limited has been fixed for 70% of the debt through a combination of five interest rate swaps. These interest swaps will partially offset any additional rate expense incurred as a result of an increase in interest rates. However, if interest rates decrease, the value of our hedging instruments will also decrease. The fair market value of these interest rate swaps will increase by £4.7 million in the event of a 10% increase in interest rates. A 10% decrease in interest rates will result in a £5.0 million decrease in the fair market value of these interest rate swaps.

          Connect M1-A1 Limited has a fixed rate exposure on its European Investment Bank facility. A 10% increase in interest rates will result in a £1.8 million decrease in the fair market value of the facility. A 10% decrease in interest rates will result in a £2.0 million increase in the fair market value of the facility.

BUSINESS

General

          We have been formed to own, operate and invest in a diversified group of infrastructure businesses in the United States and other developed countries. We offer investors an opportunity to participate directly in the ownership of infrastructure businesses, which traditionally have been owned by governments or private investors, or formed part of vertically integrated companies. Our initial businesses consist of an airport services business, an airport parking business and a toll road. Our initial investments are in a regulated water utility and a communications infrastructure fund. We believe that the Macquarie Group’s demonstrated expertise and experience in the management, acquisition and financing of infrastructure businesses will provide us a significant competitive advantage in pursuing our strategy.

Industry

          Infrastructure businesses provide basic services that are used everyday, such as roads and water. We intend to focus on the ownership and operation of infrastructure businesses with the following types of long-life physical assets:

•	“User Pays” Assets. These assets are generally transportation-related infrastructure that depend on a per use system for their main revenue source. Demand for use of these assets is relatively unaffected by macroeconomic conditions because people use these types of assets on an everyday basis. While some “user pays” assets, such as airports and toll roads, are generally owned by government entities in the United States, other types, such as airport- and rail-related infrastructure, are typically owned by the private sector in the United States. Where the private sector owner has been granted a lease or concession by a government entity to operate the business, the business will be subject to any restrictions or provisions contained in the lease or concession.

•	Contracted Assets. These assets provide or facilitate the delivery of basic services through long-term contracts with other businesses or governments. These contracts typically can be renewed on comparable terms when they expire because there are no or limited providers of comparable services. Contracted assets, such as communications towers, district energy systems and contracted power generation plants, are generally owned by the private sector in the United States. Where the private sector owner has been granted a lease or concession by a government entity to operate the business, the business will be subject to any restrictions or provisions contained in the lease or concession.

•	Regulated Assets. Businesses that own these assets are the sole or predominant providers of essential services in their service areas and, as a result, are typically regulated by government-entities with reference to the level of revenue earned or charges imposed. Government regulated revenues typically enable the service provider to cover operating costs, depreciation and taxes and achieve an adequate return on debt and equity capital invested. Water utilities and electric and gas distribution and transmission networks are examples of regulated assets. In the United States, regulated assets are generally owned by publicly listed utilities, although some are owned by government entities.

          By their nature, these businesses have sustainable and growing long-term cash flows due to consistent customer demand and the businesses’ strong competitive positions. Consistent customer demand is driven by the basic, everyday nature of the services provided. The strong competitive position results from high barriers to entry, including:

•	high initial development and construction costs, such as the cost to build roads;

•	difficulty in obtaining suitable land, such as the difficulty in obtaining suitable land near or at airports for parking facilities or FBOs;

•	required government approvals, which may be difficult or time-consuming to obtain, such as obtaining approvals for a network of communications towers, or approvals to lay water pipes under city streets; and

•	long-term exclusive concessions and customer contracts, such as contracts to provide broadcasting services to broadcast television companies.

These barriers to entry have the effect of protecting the cash flows generated by the infrastructure assets owned by these businesses. We will not seek to acquire infrastructure businesses that face significant competition, such as merchant electricity generation facilities.

          The prices charged for the use of infrastructure assets that are our focus can also generally be expected to keep pace with inflation due to the pricing power generally enjoyed by “user pays” assets, the contractual terms of contracted assets, and for regulated assets the regulatory process that determines revenues and typically provides for an inflation adjustment.

          Infrastructure assets, especially newly constructed assets, tend to be long-lived, require minimal maintenance capital expenditure and are generally not subject to major technological change or physical deterioration. This generally means that significant cash flow is often available from infrastructure businesses to service debt, make distributions to shareholders or expand the business, or both. Exceptions exist in relation to much older infrastructure assets, such as SEW’s water network, which due to its age requires significant maintenance capital expenditure.

          The sustainable and growing long-term cash flows of infrastructure assets means that infrastructure assets can typically support more debt than other businesses, which can increase returns to shareholders. This indicates the importance of financial structuring and capital optimization in enhancing shareholder returns to owners of infrastructure assets.

Strategy

          We have two primary strategic objectives. First, we intend to pursue revenue growth and profit margin improvement, as well as to optimize the financing structure of our initial businesses. We will also seek to realize synergies and improve our competitive position through complementary acquisitions. Second, we intend to acquire businesses in attractive infrastructure sectors other than those in which our initial businesses and investments currently operate. A key component of our strategy is our association with the Macquarie Group, which is a leader in the management, acquisition and financing of infrastructure businesses worldwide.

Operational Strategy

          We plan to increase the cash generated in our initial businesses through initiatives to increase revenues and improve profit margins. We have in place seasoned management teams at each of our initial businesses who will be supported by the demonstrated infrastructure management expertise and experience of the Macquarie Group in the execution of this strategy.

Enhance client service and marketing programs. We intend to enhance the client services and the marketing programs offered by our initial businesses. Both Macquarie Parking and Atlantic have established sophisticated marketing programs and we intend to enhance these programs and extend them to any locations that we acquire in the future.

Make selective capital expenditures. We intend to expand capacity of our existing locations and improve their facilities through selective capital expenditures. Specifically, we will make expenditures that we believe will generate additional revenues in the short term to cover the cost of those expenditures.

Pursue complementary acquisitions. We intend to acquire and integrate additional FBO and airport parking businesses or facilities. Ownership in these sectors continues to be very fragmented, and, given the desire of existing owners of industry participants for liquidity, we believe attractive acquisition opportunities will arise. We expect that combining these complementary acquisitions will enable us to generate revenue, cost and/or financing synergies and will strengthen our competitive position. For example, the Macquarie Group was responsible for successfully expanding our airport parking business, through acquisitions by funds managed by the Macquarie Group, into the largest operator in its sector.

Optimize debt financing. On an ongoing basis, we will also seek to optimize the debt financing of each of our businesses to maximize returns to our shareholders, for instance by refinancing existing debt where we can better match the changing cash flows and risk profile of the underlying business and to take advantage of favorable market conditions.

Acquisition Strategy

          We expect our acquisition strategy to benefit from the Macquarie Group’s deep industry knowledge and ongoing identification of acquisition opportunities in the infrastructure sector, where opportunities often are not widely offered, well-understood or properly valued. The Macquarie Group also has significant expertise in the execution of such acquisitions, which can be time-consuming and complex.

          We intend to acquire infrastructure businesses and investments in sectors other than those sectors in which our initial businesses operate, where we expect attractive returns and where the Macquarie Group has built relationships and expertise. While our focus is on businesses in the United States, we will also consider opportunities in other developed countries. Generally, we will seek to acquire controlling interests, but we may acquire minority positions in attractive sectors where those acquisitions generate immediate dividends and where our partners have similar objectives to our own. Our acquisitions of SEW and MCG are consistent with this philosophy. We believe that the sectors in which SEW and MCG operate will continue to present attractive acquisition candidates and that partnering with other Macquarie-managed vehicles with experience in those sectors is an appropriate way to pursue opportunities in those sectors. In the United States, we may choose to acquire non-controlling interests in regulated assets, in order to avoid being regulated under the Public Utility Holding Company Act.

Acquisitions

Acquisition Opportunities

          Infrastructure sectors that may present attractive acquisition candidates include, in addition to our initial businesses, electricity and gas transmission and distribution networks, water and sewerage networks and communications infrastructure. We expect that acquisition opportunities will arise from two main sources, the private sector and the public (government) sector.

•	Private sector opportunities. Increasingly, private sector owners of infrastructure assets are choosing to divest these assets for competitive, creditor or regulatory reasons. For instance, vertically integrated electric, gas and telecommunications utilities are increasingly disposing of infrastructure assets because they wish to concentrate on their core customer-focused business rather than the infrastructure supporting it, because they are over-leveraged and wish to pay down debt, because their capital structure and shareholder expectations do not allow them to finance these assets as efficiently as a dedicated owner of the assets, or due to regulatory pressure to unbundle their vertically integrated product offering. For example, over the last several years, the Federal Energy Regulatory Commission has created incentives for vertically integrated electric utilities to sell their electric transmission systems to independent owners. These incentives have led to some sales of electric transmission systems over the past three years, and the Macquarie Group has been very active in this market either as an adviser or as a principal.

•	Public sector opportunities. Traditionally, governments around the world have financed the provision of infrastructure to the economy with taxation revenues and government borrowings. Over the last few decades, many governments have pursued an alternative model for the provision of infrastructure as a result of budgetary pressures. This model generally involves private sector participation to build, own, operate and finance infrastructure, allowing a government to transfer the risks of ownership to those whose business it is to assess and manage those risks and to provide necessary services at the least cost. This trend towards increasing private sector participation in the provision of infrastructure is well established in Australia, Europe and Canada, and it is just beginning in the United States. We believe the level of participation of the private sector in the provision of infrastructure will continue to increase and provide us with attractive investment opportunities over time.

Competitive Advantages

          We believe that the Macquarie Group’s extensive global infrastructure expertise and reach, strong relationships with industry participants and strong reputation in the industry will provide us with a significant competitive advantage in pursuing our acquisition strategy. We believe that their industry knowledge allows the Macquarie Group to value acquisition targets more effectively, properly assess risks and benchmark conclusions against experiences in other markets. In addition, the infrastructure industry typically requires in-depth specialist skills and industry knowledge, such as detailed knowledge of regulatory systems, in order to acquire infrastructure businesses effectively. We believe that the Macquarie Group’s expertise and reputation make it an attractive counterparty to asset sellers who wish to minimize transaction completion risk, and regulators who wish to ensure that the potential buyer understands the business to be purchased and will operate it effectively. The Macquarie Group is actively identifying acquisition opportunities in the infrastructure sector, where quality opportunities are often not widely offered, not well understood, or not properly financed or valued by other potential acquirers. Further, the Macquarie Group has significant expertise in the execution of such acquisitions, which can be time-consuming and complex. In respect of such acquisitions, we may engage affiliates of our Manager to provide financial advisory services on an arm’s-length basis on market terms upon approval by our independent directors. Pursuant to the terms of the management services agreement, our Manager will be obligated to present to us certain acquisition opportunities on a priority basis. See “Our Manager — Management Services Agreement — Acquisition Opportunities.”

          We expect that we will generally compete with a number of industry and financial participants when seeking to acquire infrastructure businesses or assets. However, while competition may exist in particular infrastructure sectors, we are not aware of any one party that will compete with us across all infrastructure sectors. We believe that we possess some advantages over competing private equity acquirers of infrastructure assets. Private equity investors often have equity return requirements greater than those generally available due to the low risk nature of infrastructure and the performance incentives of private equity firms. In addition, private equity firms generally have a limited investment horizon and will seek to sell their portfolio companies in the near future. Our longer-term, infrastructure-focused strategy may be more appealing to government regulators and authorities and allows us to assess the full, long-term value of acquisition candidates.

Due Diligence

          When evaluating infrastructure businesses or assets for acquisition, we will undertake a rigorous due diligence process and financial evaluation. Generally, we consider two key principles to be essential to generating value to shareholders from infrastructure investing. First, through comprehensive due diligence, the expected cash flows from the infrastructure asset must be projected accurately. While future performance is always uncertain, the characteristics of infrastructure assets means that, with detailed due diligence, the future cash flows can be more reliably predicted than for many other asset classes. Second, the projected cash flows should generate a higher return on our investment than that which is commensurate to the cash flow risks. A determination of the projected cash flow risks also is an outcome of the detailed due diligence process undertaken. To assist us in identifying material risks and validating key assumptions in our analysis, we will generally engage experts to review key risk areas, including legal, tax, accounting, insurance, environmental and technical and operational matters. We believe the Macquarie

Group’s and our Manager’s employees’ in-depth industry knowledge will enable us to more accurately project expected cash flows and determine risks.

          We will also assess the capability of the existing management team, including recent performance, expertise, experience, culture and incentives to perform. A further aspect of acquisition due diligence is a thorough understanding of the regulatory framework and the government objectives under which an infrastructure business operates. Infrastructure businesses are governed under different legislation and by different regulatory authorities depending on the jurisdiction and sector in which they operate. As a result, each business requires a detailed, individual regulatory assessment. We will conduct an in-depth regulatory analysis for each prospective acquisition, drawing on the Macquarie Group’s regulatory expertise in the United States and other jurisdictions.

Financing

          We expect to fund any acquisitions with a combination of new debt at the company or MIA Inc. level, subsidiary non-recourse debt and issuance of additional shares of trust stock. At the completion of this offering, we will have a relatively low cash balance, and we expect that a significant amount of our cash from operations will be used to support our dividend policy. We therefore expect that in order to fund significant acquisitions, in addition to new debt financing, we will also need to either offer more equity or offer our shares to the sellers of businesses that we wish to acquire.

          Our initial businesses and investments have generally been financed with subsidiary non-recourse debt that is repaid solely from the businesses’ revenues. The debt is generally secured by the physical assets, major contracts and agreements, when appropriate, cash accounts and, in certain cases, our ownership interest in that business. This type of financing is referred to as “project financing.” Project financing transactions generally are structured so that all revenues of a project or business are deposited directly with a bank or other financial institution acting as escrow or security deposit agent. These funds are then payable in a specified order of priority set forth in the financing documents to ensure that, to the extent available, they are used first to pay operating expenses, senior debt service and taxes and to fund reserve accounts. Thereafter, subject to satisfying debt service coverage ratios and certain other conditions, available funds may be disbursed for dividends or payments under shareholder loans or subordinated debt, where applicable.

          These project financing structures are designed to prevent the lenders from looking to us or to our other businesses for repayment; that is, they are “non-recourse” to us and the other businesses and investments not involved in the specific project or business, unless we specifically agree to assume liability for certain liabilities or contingent obligations. We will have no liability for any liabilities or contingent obligations in relation to any of our initial businesses and investments. This structure effectively results in each of the businesses being isolated from the risks of another business we own or in which we have invested.

          We do not currently have any debt at company level, nor is it our current intention to raise debt at that level to fund equity contributions for investments. However, we may in the future seek to raise debt at company level to finance acquisitions pending a subsequent equity offering, for working capital purposes or on a permanent basis. In addition, we may consider incurring debt at MIA Inc. instead of project financing to decrease debt service costs and increase flexibility in managing our consolidated cash flows.

Our Manager

          Our Manager is a member of the Macquarie Group, which, together with its associated entities worldwide, is a global investment banking group headquartered in Australia with over 5,000 employees in 18 countries as of March 31, 2004. The Macquarie Group is one of the global leaders in advising on the acquisition, disposition and financing of infrastructure assets and the management of infrastructure investment vehicles on behalf of third-party investors. Macquarie developed its infrastructure expertise in the Australian market in the 1990s, when Australian state and federal governments engaged in significant privatization programs, including privatizations of airports, toll roads, telecommunications, and electric and gas companies. This resulted in Australian state and federal governments completing the privatization of over $63 billion of assets, the second largest value of privatizations of all countries in the 1990s, according to the Organisation for Economic Co-operation and Development. In contrast, privatization activity in the United States in the 1990s was less than $7 billion. The Macquarie Group has subsequently successfully extended its infrastructure expertise into other markets around the world, and now has over 330 infrastructure professionals in 14 countries.

          Our Manager is part of the Macquarie Group’s Infrastructure and Specialised Funds division, which manages over $9 billion of funds as of March 31, 2004 on behalf of retail and institutional investors, invested in infrastructure assets and businesses, including toll roads, airports and airport-related infrastructure, communications, electric and gas systems, water utilities and rail. This division has been operating since 1996 and employed over 110 professionals as of March 31, 2004. The global infrastructure portfolio managed by the Macquarie Group on behalf of its managed funds and institutional investors, as of March 31, 2004, included 60 infrastructure assets in 14 countries, including the United States, Canada, United Kingdom, Australia, Germany, South Korea and Japan.

          We expect that the Macquarie Group’s infrastructure advisory division, which employs over 220 professionals globally, including over 40 in North America, will be an important source of acquisition opportunities and financial and acquisitions advice for us. In recognition of the Macquarie Group’s infrastructure advisory expertise, Project Finance International named the Macquarie Group “Global Adviser of the Year” for 2003 and awarded “Infrastructure Deal of the Year for the Americas” to an electric transmission transaction where the Macquarie Group was the adviser. During 2003, the Macquarie Group globally advised on infrastructure transactions valued at more than $11 billion. While the Macquarie Group’s advisory division is separate from its infrastructure management division, historically the Macquarie Group’s advisory group has presented the various infrastructure investment vehicles under its management with a significant number of high quality infrastructure acquisition opportunities, although it has no contractual obligation to do so. We expect that through our Manager we will be presented with similar opportunities. Pursuant to the terms of the management services agreement, our Manager will be obliged to present to us, on a priority basis, acquisition opportunities in the United States that are consistent with our strategy. See “Our Manager — Management Services Agreement — Acquisition Opportunities” for a description of these priorities. The Macquarie Group will also be our preferred financial adviser.

          We also believe that our relationship with the Macquarie Group will permit us to take advantage of their expertise and experience in debt financing for infrastructure assets. As infrastructure assets are usually able to support high levels of debt relative to equity, we believe that the ability of our Manager and our preferred financial advisor, the Macquarie Group, to source and structure low-cost project and other debt financing provides us with a significant competitive advantage when acquiring assets and will enable us to maximize returns to shareholders from those assets on an ongoing basis.

Our Airport Services Business

Overview

          Our airport services business consists of Atlantic, which operates FBOs at ten airports, primarily in the northeastern United States. Atlantic principally services the general aviation industry and seeks to distinguish its FBOs through the provision of high quality services. Our airport services business had 2003 revenues of $78.4 million and 2003 operating income of $16.2 million. These results do not include two New Orleans sites that were purchased by Atlantic on December 31, 2003. Atlantic’s FBOs are not dependent on any individual customer for a material amount of their total revenue.

          Atlantic was founded by the du Pont family in the 1930s and remained a family owned company until 1997. In April 2004, Macquarie Investment Holdings, Inc., through a wholly owned subsidiary, signed a sale and purchase agreement with the selling shareholders to acquire 100% of the shares in Executive Air Support Inc. (the current parent of the Atlantic operating companies). We have entered into a stock purchase agreement with Macquarie Investment Holdings, Inc. to acquire all its shares in this business. See “— Business — Legal Matters — Sale and Purchase Agreement with Selling Shareholders of Executive Air Support, Inc.” below and “The Acquisition of Our Initial Businesses and Initial Investments” for more detail.

Industry Overview

          FBOs predominantly service the general aviation industry. General aviation, which includes corporate and leisure flying, pilot training, helicopter, medevac and certain air freight operations, is the largest segment of U.S. civil aviation and represents the largest percentage of the active civil aircraft fleet. General aviation does not include commercial air carriers or military operations. In order to attract independent operators to service general aviation aircraft, local airport authorities grant FBO operators the right to sell fuel. Fuel sales provide most of an FBO’s revenue.

          FBOs generally operate in an environment with limited competition and high barriers to entry. Airports have limited physical space for additional FBOs, due in part to safety restrictions that limit construction in the vicinity of runways. Airport authorities generally do not have the incentive to add additional FBOs unless there is a significant demand for capacity, as profitmaking FBOs are more likely to reinvest in the airport and provide a broad range of services, which attracts increased airport traffic. Government approvals and design and construction of a new FBO can also take significant time.

          Demand for FBO services is driven by total general aviation aircraft in operation and average flight hours per aircraft. According to the FAA, both factors have recently experienced strong growth. According to the FAA, from 1994 to 2002, the fleet of fixed wing turbine aircraft, which includes jet aircraft but excludes smaller turbine aircraft, increased at an average rate of 8.3% per year. Fixed wing turbine aircraft are the major consumers of FBO services, especially fuel. Over the same period, the general aviation hours flown by fixed wing turbine aircraft have increased at an average rate of 8.6% per year. These factors have contributed to an average annual growth rate in general aviation jet fuel consumption of 9.8% from 1994 to 2002. This growth is and has been driven by a number of factors, in addition to general economic growth over the period, which include the following:

•	passage of the General Aviation Revitalization Act in 1994, which significantly reduced the liability facing general aviation aircraft manufacturers;

•	dissatisfaction with the increased inconvenience of commercial airlines and major airports as a result of security-related delays;

•	growth in programs for the fractional ownership of general aviation aircraft (programs for the time share of aircraft), including NetJets, FlexJet and Flight Options. According to Honeywell’s 2003 Business Aviation Outlook, the number of fractional owners grew at a compound annual growth rate of 54.5% from 1993 to 2002, and growth of 11.2% per year is expected for the next five years; and

•	a tax package passed by Congress in May 2003, which allows companies to depreciate 50% of the value of new business jets in the first year of ownership if the jets are purchased and owned by the end of 2004.

The FAA is forecasting continued growth in general aviation jet fuel consumption on average of 5.1% per year from 2003 to 2015.

          The growth in the general aviation market has driven the demand for services provided by FBOs, especially fuel sales. The general aviation market is serviced by FBOs located throughout the United States at various major and regional airports. According to Aviation International News, there are approximately 4,500 FBOs throughout North America, with generally one to five operators per airport. Most of the FBOs are privately owned by operators with only one or two locations. There are, however, a number of larger industry participants, including Signature Flight Support owned by BBA plc.

          However, we believe that the events of September 11, 2001 have increased the level of general aviation activity. We believe that safety concerns for corporate staff combined with increased check-in and security clearance times at many U.S. airports have increased the demand for private and corporate jet travel.

Strategy

          We believe that Atlantic’s FBO business will continue to benefit from the overall growth in the corporate jet market and the demand for services that our business offers. However, we believe that our airport services business is in a position to grow at a rate in excess of this industry growth through our internal growth strategies, marketing and acquisitions.

          Internal Growth. We plan to grow revenues and profits by continuing to focus on attracting pilots and passengers who desire full service and quality amenities. Atlantic will continue to develop its staff training to provide a level of service in excess of discount fuel suppliers. In addition, Atlantic will make selective capital expenditures that will increase revenues and reinforce Atlantic’s reputation for service and high quality facilities, potentially allowing Atlantic to increase profits on fuel sales and other services over time.

          Marketing. We plan to improve, expand and capitalize on our existing marketing programs, including our proprietary point of sale system and associated customer information database, and our “Atlantic Awards” program. Through our marketing programs we expect to improve revenues and margins by generating greater customer loyalty, encouraging “upselling” of fuel, cross-selling services at additional locations to existing customers, and attracting new customers.

          Acquisitions. We will focus on acquisitions at major airports and locations where there is likely to be growth in the general aviation market. We believe we can grow through acquisitions and derive increasing synergies from economies of scale, including revenue and marketing, head office and other cost synergies. We believe the highly fragmented nature of the industry and the desire of owners for liquidity provide attractive acquisition candidates, including both individual facilities and portfolios of facilities. In considering potential acquisitions, we will analyze factors such as capital requirements, the terms and conditions of the lease for the FBO facility, the condition and nature of the physical facilities, the location of the FBO, the size and competitive conditions of the airport and the forecast operating results from the FBO. An example of this is at New Orleans, where Atlantic acquired two FBOs on December 31, 2003. By implementing Atlantic’s marketing programs and service style, these facilities have performed well for the first three months of 2004.

Business

Operations

          Atlantic has high quality facilities and operations and focuses on attracting customers who desire high quality service and amenities. Fuel sales represented approximately 74% of Atlantic’s revenue in 2003. Other services provided to these customers include de-icing, aircraft parking, hangar services and catering. Atlantic is the operator of fuel farms for the airport at two of its locations. Fuel is stored in fuel farms for Atlantic on its own account or, for a fee, for commercial carriers and other FBOs. Each Atlantic FBO operates refueling vehicles, either owned by the FBO or by the fuel company, and either maintains or has access to fuel storage tanks to support its fueling activities. Other services provided to commercial carriers include refueling from carriers’ own fuel supplies stored in the fuel farm, de-icing and ground and ramp handling services.

          The price for fuel is largely dependent on the wholesale market price. Atlantic sells fuel to the users of its FBOs either at a contracted price, at a price negotiated directly with the customer or at the daily fuel price. While fuel prices can be volatile, Atlantic is generally able to pass fuel cost increases through to customers. To a lesser extent, our airport services business provides fueling services to commercial airlines (at New Orleans International and Chicago Midway) and some ground handling services (at New Orleans International).

Locations

          Atlantic’s FBO facilities operate on long-term leases from airport authorities or local government agencies. Atlantic and its predecessors have a strong history of successfully renewing their leases at their FBOs, and Atlantic has held some of its leases since the 1940s, 1950s and 1960s. The leases have an average length of approximately 17 years.

Airport	Other FBOs at Airport	Operated Since	Lease Expiry(1)

Teterboro Airport	4	1946	2019
Chicago Midway Airport	2	1969	2014
Philadelphia International Airport	None	1955	2026
Republic Airport (Farmingdale, NY)	1	1980	2030
Northeast Philadelphia Airport	1	1960	2026
William P. Hobby Airport (Houston)	4	1972	2013
Sikorsky Memorial Airport (Bridgeport, CT)	2	1995	2015
New Orleans Lakefront Airport	2	1969	2031
Louis Armstrong New Orleans International Airport	1	1966	2015
Brainard International Airport (Hartford)	None	1995	2020

(1)	Lease expiries assume Atlantic exercises all options to extend leases.

          The airport authority, for each lease, has termination rights under the lease. Standard to most contracts are terms allowing termination if the tenant defaults on the terms and conditions of the lease or abandons the property or if the tenant is insolvent or bankrupt. In addition, Atlantic’s FBOs at Chicago Midway, Philadelphia, Northeast Philadelphia and New Orleans International may be terminated with notice by the airport authority for convenience. In each case, there are compensation agreements or obligations of the authority to make best efforts to relocate the FBO. Most of the leases allow for the lease to be terminated if there are liens filed against the property.

          Atlantic operates FBOs at both Republic Airport and Teterboro Airport. The manager of the airport at these sites is AvPorts, a business owned by another Macquarie Group managed vehicle. We have identified this conflict of interest and are working with the appropriate airport authorities to come to a mutually acceptable solution.

Planned Capital Expenditures

          Atlantic is planning to undertake significant capital expenditures at some of its locations in the short to medium term. These expenditures are being made due to expected revenue increases or in return for lease extensions or both.

			Cost/Amount
Location	Item	Expected Timing	Remaining

Chicago Midway Airport	Build out of ramp space and construction of hangar	Completion by September 2004	$2,150,000
Teterboro Airport	Lobby renovation	Commencing third quarter of 2004	$600,000
Sikorsky Memorial Airport (Bridgeport)	Hangar build out	Commencing fourth quarter of 2004	$214,000
New Orleans Lakefront Airport	Terminal construction	Commencing fourth quarter of 2004	$1,000,000

Marketing

          We believe Atlantic has an experienced marketing team and sophisticated marketing programs. Atlantic’s marketing activities support its focus on high quality service and amenities and are intended to generate greater customer loyalty, encourage “upselling” of fuel, cross-sell services at additional locations to existing customers, and attract new customers.

          Atlantic has established two key programs. Each utilizes an internally developed point-of-sale system that operates at all locations. This system tracks all aircraft utilizing the airport and records which FBO the aircraft uses. To the extent that the aircraft is a customer of another Atlantic FBO but did not use the FBO at that location, a member of Atlantic’s customer service team will send a letter alerting the pilot or flight department of Atlantic’s presence at that site and inviting them to visit next time they are at that location.

          The second key program is the “Atlantic Awards” program. This program operates through the point-of-sale system. For each 100 gallons of fuel purchased, the pilot is given a voucher for five “Atlantic Awards.” The pilot can begin accumulating points after registering the voucher on Atlantic’s website. Once 200 Atlantic Awards have been accumulated, the pilot is sent a pre-funded American Express card, branded with Atlantic’s logo. The card is recharged each time the pilot registers another $100 worth of vouchers on Atlantic’s website. This program has rapidly gained acceptance by pilots and is encouraging “upselling” of fuel, where pilots purchase more fuel than is required to get to the next airport.

Competition

          Competition in the FBO business exists on a local basis at most of the airports at which Atlantic operates. Two of Atlantic’s FBOs are located at airports that currently allow only one FBO to operate, either because of the lack of suitable space at the airfield, or because the level of demand for FBO services at the airport does not support more than one FBO. The remaining eight Atlantic FBOs have a number of competitors located at the airports. Atlantic positions itself at these airports as a provider of professional service and quality staff. Staff are provided with comprehensive training on an ongoing basis to ensure high and consistent quality of service. Atlantic markets to high net worth individuals and corporate jets for clientele for whom fuel price is of less importance to FBO choice than service and facilities. While each airport is different, there generally are significant barriers to entry preventing new FBO competitors from entering the markets in which Atlantic operates, including limited availability of suitable land and local approvals.

          There are several competitors with operations at five or more U.S. airports. These competitors tend to be privately held or owned by much larger companies, such as Signature Flight Support

Corporation, Piedmont Hawthorne Holdings Inc. and Million Air Interlink, Inc. Some present and potential competitors have or may obtain greater financial and marketing resources than we do, which may negatively impact our ability to compete at each airport or to compete for acquisitions. We believe that the airport authorities from which Atlantic leases space are satisfied with the performance of Atlantic’s FBOs and are therefore not seeking to solicit additional service providers.

Regulation

          The aviation industry is overseen by a number of regulatory bodies, the main one being the FAA.

          At its FBOs, Atlantic is largely regulated by the local airport authorities through lease contracts with those authorities. Atlantic must comply with federal, state and local environmental statutes and regulations associated in part with numerous underground fuel storage tanks. These requirements include, among other things, tank and pipe testing for tightness, soil sampling for evidence of leaking and remediation of detected leaks and spills. Atlantic’s operations are subject to frequent inspection by federal and local environmental agencies and local fire and airline quality control departments. With respect to environmental and compliance requirements, we do not expect to have to undertake material capital expenditures nor do we expect that compliance and related remediation work will have a material negative impact on earnings or the competitive position of Atlantic. To date, Atlantic has not received any cease and abatement proceeding by any government agency as a result of failure to comply with applicable environmental laws and regulations.

Management

          The day-to-day operations management of Atlantic is undertaken by individual site managers. Local managers at each site are responsible for all aspects of the operations at their site. Responsibilities include ensuring that customer requirements are met by the staff employed at their sites and that revenue from the sites is collected, and expenses incurred, in accordance with internal guidelines. In order to maximize the revenue earned at the FBOs, local managers are, within the specified guidelines, empowered to make decisions as to fuel pricing and other services. In this way, Atlantic is able to respond to its customers’ needs efficiently and provide them with high quality service.

          Atlantic’s operations are managed and overseen by a group of senior personnel responsible for each business and who, on average, have over 15 years experience in the aviation industry. Most of the business management team members have been employed at Atlantic (or its predecessors) for over 14 years and have established close and effective working relationships and understanding with local authorities, customers, service providers and subcontractors. These teams are responsible for, among other things, overseeing the FBO operations, setting strategic direction and ensuring compliance with all contractual and regulatory obligations.

          Atlantic’s head office is in Plano, Texas. The head office provides the business with central management and performs overhead functions such as accounting, information technology, human resources, payroll and insurance arrangements.

Employees

          As of March 31, 2004, Atlantic employed over 350 employees at its various sites. Approximately 24.9% of its employees are covered by collectively bargaining agreements. We believe that employee relations at Atlantic are good.

Properties

          Atlantic does not own any real property. Its operations are carried out under various leases as described herein. See “— Business — Locations” above. Atlantic leases office space for its head office in Plano, Texas. The lease expires in 2005. We believe that these facilities are adequate to meet current and foreseeable future needs.

          At its FBO sites, Atlantic owns or leases a number of vehicles, including fuel trucks, as well as other equipment needed to service customers. Some phased replacement and routine maintenance is performed on this equipment. We believe that the equipment is generally well maintained and adequate for present operations.

Legal Matters

Sale and Purchase Agreement with the Selling Shareholders of Executive Air Support, Inc.

          In April 2004, Macquarie Investment Holding, Inc. signed a sale and purchase agreement with the selling shareholders to acquire 100% of the shares in Executive Air Support, Inc., or EAS (the current parent of the Atlantic operating companies). Macquarie Investment Holdings, Inc. has assigned its rights and obligations under this agreement to North America Capital. This acquisition is subject to various conditions precedent, including approvals from various airport authorities, and is expected to close by July 2004. We have entered into a stock purchase agreement with Macquarie Investment Holding, Inc. to acquire all of its shares in North America Capital. By purchasing North America Capital, we will benefit from the protective provisions of the purchase between North America Capital and the selling shareholders of EAS. Pursuant to the sale and purchase agreement between the selling shareholders of EAS and North America Capital, the selling shareholders of EAS will provide Macquarie Investment Holdings, Inc. with standard representations, warranties and indemnities. Specific limitations on these indemnities include that:

•	there is no liability under the agreement for breaches of representations and warranties or covenants and pending litigation and disputes until the aggregate of claims for such breaches and indemnities exceeds a $1 million deductible, from which point the indemnity is available for all claims. Liability for claims relating to tax and employment matters is not subject to such threshold. Notwithstanding the above, the selling shareholders or EAS will not be liable for individual claims of less than $25,000; and

•	the selling shareholders’ indemnity is capped at $20 million for most matters covered by the indemnification provisions. Significant exceptions include breaches of key representations and warranties regarding capital stock, capitalization and fraud.

          In addition, the sale and purchase agreement provides for a $2.5 million cash escrow account to be established following closing of the acquisition, from which indemnity payments will be able to be drawn. The funds in the escrow account will be released twelve months after closing, unless a claim is outstanding, including the legal proceeding discussed below under “— Legal Proceedings.”

Legal Proceedings

          On or about May 15, 2002, the families of two pilots killed in a plane crash in 2000 filed complaints in New York County Supreme Court against a number of parties including EAS and a formerly owned subsidiary, Million Air Interlink, Inc., or Million Air Interlink, asserting claims for punitive damages, wrongful death and pain and suffering. The plaintiffs are each seeking $100 million in punitive damages, $100 million for wrongful death and $5 million for pain and suffering. The plaintiffs’ claim arises out of the facts surrounding a plane crash allegedly caused by one of the aircraft’s engines losing power, which caused the plane to crash, killing all on board. The engine lost power as a result of fuel starvation. The plaintiffs allege this was caused by insufficient fuel or design fault. The plane had last been refueled prior to the accident at the Farmingdale FBO operated by Flightways of Long Island, Inc., or Flightways, on the day of the accident.

          EAS and Million Air Interlink moved to dismiss the complaints for lack of jurisdiction because Flightways, rather than EAS or Million Air, was the entity that operated the Farmingdale FBO, and that employed the person who refueled the plane in question. The court denied the motion, permitting discovery to go forward on the jurisdictional issues, and with leave for the defendants to refile the motion if discovery warranted doing so. Flightways was added as a defendant. USAIG, the insurer of Flightways under the primary insurance policy, has assumed the defense on behalf of the three Atlantic defendants, has denied any liability and is vigorously contesting the claims made. Discovery is proceeding, though not much has been taken in the cases thus far. The Atlantic defendants believe that the risk of a judgment by the court against them for an amount of damages approaching the amounts claimed by the plaintiffs is unlikely. In addition, liability insurance for an amount of up to $50 million is available in the event Flightways is found liable and liability insurance for an amount of up to $1 million to each of EAS and Million Air Interlink in the event either or both companies are found liable. The sale and purchase agreement with EAS provides for an indemnity of $20 million, which would be available in the event of a judgment against any of the Atlantic entities party to the suit. However, there is no assurance the EAS selling shareholders will have sufficient resources to meet their indemnity obligation in the event we seek to claim an amount pursuant to this indemnification provision. The Atlantic defendants believe it is unlikely that a judgment for damages against them will be in excess of the indemnity or the insurance coverage available or both.

Our Airport Parking Business

Overview

          Our airport parking business, Macquarie Parking, is the largest provider of off-airport parking services in the United States, measured by number of locations, with 21 facilities comprising over 30,000 spaces and over 260 acres at 14 major airports across the United States, including five of the six largest passenger airports. Our airport parking business, operating generally under the names “PCA” or “Avistar,” provides customers with 24-hour secure parking close to airport terminals, as well as transportation via shuttle bus to and from their vehicles and the terminal. Operations are carried out on either owned or leased land at locations near airports. Operations on owned land or land on which Macquarie Parking has leases longer in term than 35 years (including extension options) account for a majority of operating income. Macquarie Parking had 2003 revenue of $26.3 million and 2003 operating profit of $1.7 million.

          In 2002, the Macquarie Global Infrastructure Fund, together with other investors, acquired the ten off-airport parking facilities formerly owned and operated by the PCA Group. That transaction closed in December 2002, and the business commenced operations as Macquarie Parking. In October 2003, Macquarie Parking acquired the ten off-airport parking facilities of Airport Satellite Parking LLC, known as Avistar. Since that acquisition was closed, the two businesses have been operated as one merged business.

Industry Overview

          Airport parking can be classified as either on-airport (generally owned by the airport and located on airport land) or off-airport (generally owned by private operators). According to the Airports Council International — North America, North American airports collected almost $2 billion in parking revenue in 2002. The off-airport parking industry is relatively new, with the first privately owned parking facilities servicing airports generally only appearing in the last few decades. Industry participants include numerous small, privately held companies as well as on-airport parking owned by airports.

          Airports are generally owned by local governments, which often do not operate or market their parking operations as effectively as the privately owned operators, as the parking operations do not form part of the airport’s core function. In many cases, on-airport parking facilities are managed by large parking facility management companies pursuant to cost-plus contracts that do not create incentives to maximize profitability. Most airports have historically increased parking rates rapidly with increases in demand, creating a favorable pricing environment for off-airport competitors.

          Airport parking facilities operate as either “self-park” or “valet” parking facilities. Valet parking facilities often utilize “deep-stack” parking methods that allow for a higher number of cars to be parked within the same area than at a self-parking facility of the same size by minimizing space between parked cars. In addition, valet parking provides the customer with superior service, often allowing the parking rates to be higher than at self-park facilities. However, the cost of providing valet parking is generally higher, due to higher labor costs, so self-parking is often more profitable, depending upon how scarce and expensive land is, labor costs and the premium that can be charged for valet service.

          Occupancy at off-airport parking facilities has historically been driven by passenger numbers. According to the FAA, passenger enplanements in the United States grew by an average of 3.9% per year between 1990 and 2000. In 2001 and 2002, enplanements decreased by 7.6% and 8.5%, respectively, due to the effects of the events of September 11, 2001. In 2003, enplanements grew by 2.5% despite the effects of the war in Iraq and SARS. The FAA is forecasting continued growth in 2004 of 7.1%, with growth expected to average 3.8% per year from 2003 to 2015.

          The substantial increase in use of the internet to purchase air travel through companies such as Expedia, Orbitz and Travelocity, as well as through airlines’ own websites, provides a strong co-marketing opportunity for larger off-airport parking operators that provide broad nationwide coverage at the busiest airports. In addition, we believe the highly fragmented nature of the industry provides strong consolidation opportunities for larger off-airport parking operators that benefit from economies of scale and national marketing programs, distribution networks and information systems.

Strategy

          We believe that we can grow our airport parking business by focusing on achieving operating efficiencies and internal growth, expanding marketing efforts and future acquisitions.

          Internal Growth. We will be focused on internal growth by:

•	increasing the level of services offered to customers, for example, by expanding the offering of free car washes, complimentary beverages, flight information monitors and automated e-ticket check-in services; and

•	expanding capacity at capacity constrained locations, for example, by maximizing capacity at Macquarie Parking’s existing locations through more efficient utilization of space, seeking additional leases at adjacent or nearby properties to existing locations or providing valet parking and utilizing “deep-stack” parking.

          Operating Efficiencies. Macquarie Parking was recently enlarged through the merger of two separate businesses in October 2003. While the two businesses have been integrated since that time and costs have been reduced, we believe there are still economies of scale that can be realized due to the increased size, in areas such as combined marketing programs, vehicles and equipment, employee benefits and insurance.

          Marketing. We intend to expand and improve our existing marketing strategy, which includes the development of an Internet reservation capability, opening new distribution channels such as promotional agreements with additional airlines and travel agencies, improving the product offering for corporate accounts and providing personalized web pages and activity reports for corporate accounts.

          Acquisitions. We believe we can grow through acquisitions and derive benefits from economies of scale, including revenue and marketing, head office, insurance, shuttle buses and other cost synergies. We believe the highly fragmented nature of the industry, the desire of owners for liquidity and the lingering effects of September 11, 2001 on participants in the off-airport parking industry provide attractive acquisition candidates. Acquiring facilities at major airports where Macquarie Parking does not currently have a facility would allow us to expand Macquarie Parking’s nationwide presence, while opportunities in markets where Macquarie Parking already has a presence should provide increased operating efficiencies and expanded capacity. These acquisitions can take the form of entering into new leases or purchasing land.

Business

Operations

          We believe the size and nationwide coverage, the sophisticated marketing programs and the experienced management team of Macquarie Parking provide it with a competitive advantage over other airport parking operators. Macquarie Parking aims to centralize its marketing activities and the manner in which it sells its product to customers. Accordingly, individual location operations can focus on service delivery as diverse reservation services and customer and distribution channel relations are managed centrally. Macquarie Parking’s size enables it to mitigate the risk of a downturn or competitive impact in particular locations or markets due to the diversity of its operations. In addition, its size provides it with the ability to take advantage of incremental growth opportunities in any of the markets it serves as it generally has more capital resources than single facility operators to apply toward those opportunities.

          The nationwide presence of Macquarie Parking also allows it to provide “one stop shopping” to Internet travel agencies, airlines and major corporations that seek to deal with as few suppliers as possible. The marketing programs of Macquarie Parking and its relationships with national distribution channels are generally more extensive than those of its industry peers. Macquarie Parking markets and provides discounts to numerous group affiliations, tour companies, airlines and online travel agencies. We believe most air travelers have never tried off-airport parking facilities and Macquarie Parking uses these relationships to attract these travelers as new customers.

          Most of Macquarie Parking’s customers fall into two broad categories: business travelers and leisure travelers. Business travelers are typically much less price sensitive and tend to patronize those locations that emphasize service, particularly prompt, consistent and quick shuttle service to and from the airport. Shuttle service is generally provided within five minutes of the customer arriving at the parking facility, or the airport, as the case may be. Leisure travelers often seek the least expensive parking, and Macquarie Parking offers substantial discounts and coupon programs to attract leisure travelers. In addition to reserved parking and shuttle services, Macquarie Parking provides other services at some parking facilities to attract customers to the particular facility and/or to earn additional revenue at the facility, such as car washes or auto repairs, either at no cost to the customer or for a fee.

Locations

          Macquarie Parking provides off-airport parking services at the following airports. Each airport is ranked according to the number of passenger enplanements (passengers boarding airplanes) sourced from FAA data for 2002.

		Acres

Airport (Number of Macquarie Parking Facilities)	Ranking	Owned	Leased

The William B. Hartsfield Atlanta International Airport(1)	1	12.5	—
Chicago O’Hare International Airport(1)*	2	5.9	1.0
Dallas/ Forth Worth International Airport(1)	4	—	8.0
Phoenix Sky Harbor International Airport(2)	5	10.8	1.5
Denver International Airport(1)	6	40.3	—
San Francisco International Airport(1)	11	0.9	9.9
Newark Liberty International Airport(3)**	12	15.3	6.4
John F. Kennedy International Airport(1)*	14	2.7	1.7
Philadelphia International Airport(1)*	18	—	1.5
La Guardia Airport(1)*	21	—	2.9
Pittsburgh International Airport(1)	26	23.3	29.0
Metropolitan Oakland International Airport(3)	33	8.2	19.2
Memphis International Airport(1)	36	8.3	8.0
Bradley International Airport (Hartford)(3)*	49	—	42.4

Total		128.2	132.3

*	Denotes valet parking facility(ies) at airport.

**	Denotes valet parking facility at two of the three facilities at airport.

Marketing

          The Macquarie Parking marketing team develops new products in order to maximize revenue growth, including Internet reservation capability, opening new distribution channels, improving the product offering for corporate accounts and providing personalized web pages and activity reports for corporate accounts. For example, Macquarie Parking’s Express Club provides a premium service and discounts for the highest turnover valet customers in return for an annual membership fee. Further, following the events of September 11, 2001, members of the management team of our airport parking business and others established AirportDiscountParking.com, the first nationwide alliance of off-airport parking businesses which have locations at over fifty airports in the United States. In relation to Avistar, which was at the time a separate entity, revenue generated from internet coupons increased from 9% of revenue in

September 2001 to approximately 25% of revenue by the end of calendar year 2002. Promotional agreements with airlines and traditional and internet travel agencies attracted prospective customers to the AirportDiscountParking.com websites for coupons, maps and directions. Since its inception, we believe AirportDiscountParking.com has accelerated the rate at which new customers are attracted to try Macquarie Parking’s parking services for the first time.

          Macquarie Parking’s facilities operate under various trade names. Macquarie Parking uses the Parking Company of America name pursuant to a perpetual trademark licensing agreement.

Competition

          Competition in our airport parking business exists on a local basis at each of the airports at which Macquarie Parking operates. Generally, airport parking facilities compete on the basis of location (relative to the airport and major access roads), quality of facilities (including whether the facilities are covered or not), type of service provided (self-park or valet), security, service (especially relating to shuttle bus transportation), price and marketing. Macquarie Parking faces direct competition from the on-airport parking facilities owned by each airport owner, many of which are located closer to passenger terminals than Macquarie Parking’s locations. Airports generally have significantly more parking spaces than Macquarie Parking does and provide different parking alternatives, including self-park short-term and long-term, off-airport lots and valet parking options. However, as the airports are government-owned, competitive dynamics of service and pricing are generally different than those experienced with privately owned competitors. The airports generally do not view parking operations as their core function, and their pricing strategy is often driven by the fiscal state of the airport authority, which often leads to sudden high price increases. Macquarie Parking also faces competition from existing off-airport competitors at each airport. While each airport is different, there generally are significant barriers to entry preventing new off-airport competitors from entering the markets in which Macquarie Parking operates, including limited availability of suitable land of adequate size near the airport and major access roads, and zoning restrictions. While competition is local at each of the airports at which Macquarie Parking operates, Macquarie Parking competes with several larger off-airport competitors, including parking management companies such as InterPark Holdings, Inc., Ampco System Parking Inc. and Central Parking Corporation, that have operations at five or more U.S. airports. In each market in which it operates, Macquarie Parking also faces competition from smaller, locally owned independent parking operators, as well as from hotels or rental car companies that have their own parking facilities. Some present and potential competitors have or may obtain greater financial and marketing resources than we do, which may negatively impact our ability to compete at each airport or to compete for acquisitions.

          Indirectly, Macquarie Parking faces competition from other modes of transportation to the airports at which it operates, including public transportation, airport rail links, taxis, limousines and drop-offs by friends and family.

          Macquarie Parking faces competition from other large off-airport parking providers in gaining access to marketing and distribution channels, including internet travel agencies and airlines.

Regulation

          Our airport parking business is subject to federal, state and local regulation relating to environmental protection. Macquarie Parking owns a parcel of real estate that covers an area of land for which a third party has been identified as a potentially responsible party by the Environmental Protection Agency. Although Macquarie Parking did not own the property at the time the contamination is believed to have occurred, Macquarie Parking has purchased an environmental policy for the property as an added precaution against any future claims. The policy expires in July 2007 and is renewable.

          Macquarie Parking transports customers by shuttle bus between the airport terminals and its parking facilities, and its shuttle operations are subject to the rules and policies of the local airport. The airports are able to regulate or control the flow of shuttle buses. Some airport authorities require permits and/or levy fees on off-airport parking operators for every shuttle trip to the terminals. These regulations have not materially affected our airport parking business to date. If fees were to be significantly increased, we would seek to pass the increases on to Macquarie Parking’s customers through higher parking rates, which could result in a loss of customers.

          The FAA and TSA generally have the authority to restrict access to airports as well as imposing parking and other restrictions near the airport sites. The TSA generally prohibits parking within 300 feet of airport terminals during times of heightened alert. While we believe that existing regulations or the present heightened security alerts at airports may be relaxed in the future, the existing 300 feet rule may be of benefit to Macquarie Parking as in some cases it has prevented its on-airport competitors from using a number of their existing parking spaces.

          In addition, municipal and state authorities sometimes directly regulate parking facilities. In addition, Macquarie Parking also may be affected periodically by government condemnation of its properties, in which case it is generally compensated. As a parking facility owner and operator, it is also affected periodically by changes in traffic patterns and roadway systems near its properties. Macquarie Parking is also affected by laws and regulations (such as zoning ordinances) that are common to any business that deals with real estate.

Management

          The day-to-day operations of Macquarie Parking are managed by an operating management team located at head offices in Downey, California and Newark, New Jersey. The operating management team has an average of 17 years experience in the parking industry, including an average of ten years with either PCAA or Avistar. Each site is operated by local managers who are responsible for all aspects of the operations at their site. Responsibilities include ensuring that customer requirements are met by the staff employed at their site and that revenue from the sites is collected and expenses incurred in accordance with internal guidelines.

Employees

          As of March 31, 2004, Macquarie Parking employed approximately 650 individuals. Approximately 17% of its employees are covered by collective bargaining agreements. We believe that employee relations at Macquarie Parking are good.

Properties

          Macquarie Parking has 21 off-airport parking facilities located at 14 airports throughout the United States. The land on which the facilities are located is either owned or leased by Macquarie Parking. The material leases are generally long-term in nature. The table above under “— Business — Locations” describes the nature of the properties where these facilities are located.

          Macquarie Parking also leases office space for its head office in Downey, California. We believe that the leased facility is adequate to meet current and foreseeable future needs.

          Macquarie Parking operates a fleet of shuttle buses to transport customers to and from the airports at which it operates. The buses are either owned or leased. The total size of the fleet is approximately 120 shuttle buses. Some routine maintenance is performed by its own mechanics, while Macquarie Parking outsources more significant maintenance. We believe that these vehicles are generally well maintained and adequate for present operations. Macquarie Parking replaces the shuttle fleet approximately every three to five years.

Legal Matters

LLC Agreement

          We will own our airport parking business through an 83.2% interest in PCAA Holdings, which owns a 51.9% controlling interest in PCAA Parent, which owns our airport parking business. We will control all decisions and operations of PCAA Holdings in accordance with its LLC agreement. The affairs of PCAA Parent are governed by its LLC agreement. PCAA Parent has a board of directors, and PCAA Holdings has the right to appoint all members to the board of directors except one. Pursuant to the LLC agreement, most major decisions are referred to the board of directors of PCAA Parent, where decisions are made by majority vote.

          Our stock purchase agreement to acquire the shares of MAPC provides that MIA Inc. will offer to purchase the membership interests of the minority investors in PCAA Parent and PCAA Holdings for cash on similar terms to the proposed acquisition of MAPC.

Legal Proceedings

          Macquarie Parking is currently not party to any material legal proceedings.

Our Interest in Yorkshire Link

Overview

          Connect M1-A1 Limited operates the M1-A1 Link Road, or Yorkshire Link, a highway of approximately 19 miles in length that links the M1 and M62 highways south of Leeds and the A1 highway south of Wetherby in England. Connect M1-A1 Limited is responsible under the concession with the Transport Secretary for the design, building, financing and operation of Yorkshire Link, until 2026. Yorkshire Link is part of the U.K. national highway network and provides a major road link for both national and regional traffic. It also serves a local function by providing a bypass around Leeds and access for employment in the East of Leeds area. Connect M1-A1 Limited had revenue of £45.3 million and operating income of £32.6 million during the year ended March 31, 2003.

          In return for building and operating Yorkshire Link, Connect M1-A1 Limited receives revenues under a shadow tolling system. Under a shadow tolling system, road users do not pay tolls; instead, the U.K. government pays fees or “shadow tolls” to Yorkshire Link based on the volume of user traffic on Yorkshire Link. Revenue is subject to a predetermined cap, but is protected from reductions in traffic to the extent that projected traffic exceeds the capped revenue level. Traffic has been steadily growing and has been relatively stable and predictable.

          We will hold our interest in Yorkshire Link through Macquarie Yorkshire, which in turn owns 50% of CHL, which owns 100% of Connect M1-A1 Limited. The remaining 50% interest in CHL is held by Balfour Beatty, one of the U.K.’s leading construction companies, concession owners, infrastructure service operators and maintenance providers, for whom the U.K. road sector is a core business.

Industry Overview

          Toll roads exist in almost every developed country in the world. Using “user pays” tolls to finance the development of essential road infrastructure represents an alternative to imposing general tax increases. Governments in various countries, including Australia and the United Kingdom, faced with fiscal pressures and growing needs for new road infrastructure, have since the 1980s and 1990s sought to have the private sector develop new toll roads. This privatization offers several advantages for governments, including allowing a transfer of development risk, including construction time and costs, actual traffic usage and future maintenance costs, to the private sector.

          Significant impediments limit new road construction, including required governmental and environmental permits and approvals, scarcity of available land on which to build and significant time and upfront construction costs. For example, construction of Yorkshire Link took approximately three years and cost approximately £300 million to build.

          Operational toll roads are generally attractive to owners in that road traffic growth, and therefore revenue growth, has historically been quite resilient. For instance, there has not been a year on year decline in road traffic in the United Kingdom since statistics were first collected in 1955.

          The use of shadow toll road programs has an established history of operations in the United Kingdom. Yorkshire Link is one of eight shadow toll road programs implemented by the U.K. government since 1996 and was one of the first road programs procured under the U.K. government’s Private Finance Initiative. As compared to a toll road, the shadow tolling system provides a benefit to owners by not requiring the construction and staffing of tollbooths. Furthermore, the only revenues that need to be accounted for are for payments that are received monthly from the Transport Secretary. Drivers, in turn, do not have to contend with the delays caused by tollbooths.

Business

Operations

          In March 1996, Connect M1-A1 Limited signed a concession with the Transport Secretary to design, build, finance and operate Yorkshire Link for a 30-year contract term in return for shadow tolling revenues. Pursuant to the concession, Yorkshire Link must be operated and maintained by Connect M1-A1 Limited throughout the 30-year period. The concession expires in 2026, when Connect M1-A1 Limited will no longer be entitled to receive revenues and will not be responsible for the maintenance of Yorkshire Link.

          Construction on Yorkshire Link was completed in 1999, and vehicles began using the road that same year. Yorkshire Link is a mature operational phase road with five years of operational history. Therefore, a base level of traffic has been established, and there is substantial management experience within Connect M1-A1 Limited in operating Yorkshire Link.

Concession Revenues

          Pursuant to the concession, shadow toll revenue paid by the Transport Secretary is based on two factors:

•	Traffic Volume. The volume of traffic using Yorkshire Link is categorized either as heavy goods vehicles, which are vehicles over 17 feet in length, such as trucks and other vehicles, such as cars and motorcycles. Vehicles are counted by traffic measuring equipment placed along the length of the road. For traffic measurement purposes, the total length of all the sections of Yorkshire Link is 26.3 kilometers (16.4 miles).

•	Fees. A fee per vehicle-kilometers, or vkms, which varies annually, is determined based upon the type of vehicle and the number of vkms traveled in various “bands,” pursuant to a complicated formula discussed in more detail below.

Calculation of Revenue

          The amount payable to Connect M1-A1 Limited for each vkm traveled by heavy goods vehicles and other vehicles is determined through the use of bands. Each vehicle category has four traffic volume bands, and different amounts are payable per vkm in each band.

          Historical revenue calculations under each band are as follows:

          For the concession year ended March 31, 2004, other vehicles traffic was 624.2 million vkms, and revenue calculations were as follows*:

	vkm	Payment	Revenue
Band	(in millions)	(pence per vkm)	(£ in millions)

1	0 - 395.2	4.79	18.9
2	395.2 - 503.2	3.60	3.9
3	503.2 - 645.2	3.15	3.8
4	Over 645.2	0	0

			26.6

*	subject to final agreement with the Highways Agency

          For the concession year ended March 31, 2004, heavy goods vehicles traffic was 144.4 million vkms, and revenue calculations were as follows*:

	vkm	Payment	Revenue
Band	(in millions)	(pence per vkm)	(£ in millions)

1	0 - 124.1	14.08	17.5
2	124.1 - 144.1	10.80	2.2
3	144.1 - 158.1	14.64	0.1
4	Over 158.1	0	0

			19.7

*	subject to final agreement with the Highways Agency

          For the concession year ended March 31, 2003, other vehicles traffic was 602.8 million vkms, and revenue calculations were as follows:

	vkm	Payment	Revenue
Band	(in millions)	(pence per vkm)	(£ in millions)

1	0 - 387.5	4.83	18.7
2	387.5 - 495.5	3.55	3.8
3	495.5 - 637.5	3.11	3.3
4	Over 637.5	0	0

			25.9

          For the concession year ended March 31, 2003, heavy goods vehicles traffic was 140.5 million vkms, and revenue calculations were as follows:

	vkm	Payment	Revenue
Band	(in millions)	(pence per vkm)	(£ in millions)

1	0 - 121.1	14.25	17.3
2	121.1 - 141.1	10.66	2.1
3	141.1 - 155.1	14.45	0
4	Over 155.1	0	0

			19.3

          Each year the bands are adjusted and payments per vkm of traffic in the various bands are subject to a series of escalation adjustments as follows:

•	Band 1 increases in size each year by 2.0% for other vehicles and 2.5% for heavy goods vehicles and Bands 2 and 3 are also increased to maintain a constant width in vkms, and Band 4 has no upper limit. In addition, the payment per vkm of traffic for Band 1 is reduced by an equivalent proportion. The net effect of these changes is that if annual traffic is above Band 1, then the revenue generated from Band 1 remains constant, ignoring the other two revenue adjustments discussed below. The same result applies if annual traffic is above Band 2 and Band 3 — revenue generated from those bands remains constant, ignoring the other two revenue adjustments discussed below;

•	the payments per vkm of traffic in each of the bands are partially indexed to movement in the U.K. Retail Price Index, a measure of inflation in the United Kingdom. Band 1 payments per vkm are escalated by 38% of the Retail Price Index and Bands 2 and 3 by 40% of the Retail Price Index each year; and

•	a final global factor, which varies from time to time, is applied to the payment per vkm of traffic in all bands. This global factor remains constant until September 2007, when it decreases by 0.2% and then increases in September 2010 by 8.9%. In March 2014, this global factor has the effect of reducing revenue per vkm significantly, and less significant downward revisions also occur in 2017 and 2020. These global factors were set in 1996 when the concession was signed, the purpose of which was to ensure that revenues generally followed the underlying cost profile of Connect M1-A1 Limited (as originally projected) and, in particular, its debt service obligations. The current debt repayment schedule recognizes and accommodates these revenue reductions in the future.

          Adjustments are also made for lane closure charges and certain other matters, if required. Lane closure charges have been very minor to date, and they have been largely passed through to subcontractors responsible for such lane closures. The calculation is made shortly after the end of the concession year when all the required variables have been determined.

          Under the concession, the Transport Secretary makes provisional payments to Connect M1-A1 Limited each month, equal to the previous year’s traffic payment divided by twelve. In practice, it may take a few months to agree on the final traffic payment for each concession year, in which case monthly provisional payments continue at the prevailing rate. When the payment due to Connect M1-A1 Limited under the concession has been finally calculated, there is an annual reconciliation so that any under- or over-payment to date is corrected. The traffic payment for the year ended March 31, 2003 was £45.3 million ($83.3 million). As a result, in the concession year ended March 31, 2004, Connect M1-A1 Limited has received provisional payments of £3.8 million ($7.0 million) per month.

Factors Likely to Affect Future Traffic Flows

          We believe that two new road developments will affect future traffic flows on Yorkshire Link. One is the East Leeds Link, a new road connecting an existing junction near the mid-point of Yorkshire Link to Leeds city center. The other development is the A1(M) improvement between Darrington, south of the M62, and Dishforth, about 35 kilometers north of Yorkshire Link. It will result in the whole of the A1 being widened and improved along sections of the route to dual three-lane roadways to allow for higher speed traffic.

          We expect that the East Leeds Link will modestly increase traffic on Yorkshire Link when it opens, which is assumed to be in 2006. The second road development, the improvement to the A1(M), is currently under construction and is expected to have two separate effects on Yorkshire Link traffic. While construction work necessary to connect the new section of the A1(M) to the existing road is being completed, speed limits will be imposed on the A1, which is expected to take place from August through November in each of 2004 and 2005. This is expected to increase traffic on Yorkshire Link by a modest amount during these periods. However, once construction has finished and the A1(M) has been widened, which is expected to be by the end of 2006, traffic on Yorkshire Link is expected to decrease by a modest amount.

          The West Yorkshire Local Transport Plan, or LTP, published in 2000 sets out the local context for transportation in which Yorkshire Link operates, although Yorkshire Link also carries longer-distance traffic and is less sensitive to local factors than the surrounding more local roads. The LTP includes targets for limiting the rate of growth in the region and lists, among other things, the public transportation programs that are being developed. The target for growth of the total traffic on all roads in West Yorkshire is 5% from 1999 to 2006. This compares with U.K. government forecasts for the region of between 8.5% and 15.2% over the same period. Regional traffic actually decreased by 2% from 1999 to 2002 and 2003. Thus, the growth observed on Yorkshire Link has been achieved in spite of lower-than-expected growth of regional traffic.

          The LTP also includes plans for the Leeds Supertram network of three tram lines, which might have a small negative impact on growth of Yorkshire Link traffic. The lines were programmed to be fully operational in 2007, but the project is delayed by a government review of options and will not now be open until 2008 at the earliest.

Operations and Maintenance

          Under the terms of the concession, Connect M1-A1 Limited is responsible for the operation and maintenance of Yorkshire Link. Connect M1-A1 Limited also is responsible for the lighting and associated energy costs and the communications systems on the road. The police are responsible for managing traffic flow, although Connect M1-A1 Limited is required to provide assistance in the event of accidents.

          The operations and maintenance activity and the management of the concession requirements are managed and coordinated by a small operations team consisting of six seconded staff from Balfour Beatty, the cost of which is recovered from Connect M1-A1 Limited based on a cost-plus formula. Operations have been substantially subcontracted under short- to medium-term contracts of varying duration, and there are an additional 14 full-time staff members on site from subcontractor organizations. These subcontractor contracts represent approximately 80% of the routine maintenance costs for the 2003 and 2004 concession year.

          Connect M1-A1 Limited has met the operational requirements of the concession over the five years it has operated and maintained Yorkshire Link. The operations and maintenance requirements of the concession can be described in the following categories:

•	routine operations and maintenance, including landscape management, cleaning work, replacing faulty lighting, repairing fencing and crash barriers resulting from traffic accidents, maintaining the communications and traffic counting equipment, structural inspections, spreading salt and clearing snow and periodically verifying the traffic counting data; and

•	periodic maintenance, consisting mainly of repair, resurfacing and reconstruction work that is required from time to time to restore basic qualities, such as skid resistance, to the road pavement, and to extend the life of the road by adding extra strength to cater to increased traffic loadings.

          There are penalty point and warning notice provisions in the concession that may be imposed if there are deficiencies in the way Connect M1-A1 Limited manages its operations and maintenance responsibilities. Connect M1-A1 Limited has not received any penalty points or warning notices since Yorkshire Link opened.

Traffic Counting

          Traffic is counted by traffic measurement equipment, which has been installed in accordance with the specifications of the U.K. Highways Agency. Traffic is counted in each direction at nine sites that lie between each junction of Yorkshire Link. At each site, each lane, including the hard shoulder, is equipped with a pair of electromagnetic inductive loops buried in the roadway. The loops detect passing vehicles and are recorded by a counter unit. The loops also enable the length of vehicles to be measured in order to categorize vehicles into heavy goods vehicles and other vehicles. Software in the roadside equipment compares the output from adjacent lanes and automatically allows for the effects of vehicles straddling lanes. Periodic reports are generated from the central computer to form the basis of the annual calculation of vkms on which payment to Connect A1-M1 Limited is based. When data is missed, a patching procedure to which the U.K. Highways Agency has agreed is used to estimate the missed vehicles. In addition, traffic flows are recorded on video and compared with loop data for consistency.

Warranty for Defects

          Connect M1-A1 Limited subcontracted the design and building of Yorkshire Link to a construction joint venture consisting of Balfour Beatty CE Ltd. and Skanska Construction U.K. Ltd. In addition to the construction of the new route, the initial construction works included improvements to sections of the existing road.

          The construction joint venture is obligated under a twelve-year warranty for latent defects that expires in 2011. The construction joint venture also has extended the warranty to cover defects in the sections of the road that were in existence when its works began. The construction joint venture has indemnified Connect M1-A1 Limited in respect of any consequential losses, except in relation to the sections of the existing road, and any lane closure charges that may be incurred as a result of such defects. The obligations of the construction joint venture partners are joint and several, and they are supported by guarantees from Balfour Beatty and Skanska AB. Cracking defects have been identified on the road surface on certain sections of Yorkshire Link that have required resurfacing repairs to be carried out at the construction joint venture’s expense. Connect M1-A1 Limited believes any further such defects would be the responsibility of the construction joint venture, which is investigating the problem with the help of its consultants. Connect M1-A1 Limited is waiting to receive a proposal from the construction joint venture as to how the joint venture intends to deal with the problem in the longer term.

Employees

          Connect M1-A1 Limited has no employees. All operational staff are either employed by Balfour Beatty and seconded to Connect M1-A1 Limited or employed by the various subcontractors.

Properties

          Connect M1-A1 Limited does not own any real estate. It has a license to occupy the land on which Yorkshire Link has been constructed, and it has a lease over the site used as the maintenance compound for the duration of the concession.

Legal Matters

Shareholders’ Agreement

          Macquarie Yorkshire is party to a shareholders’ agreement with Balfour Beatty that governs the relationship of the shareholders in Connect M1-A1 Holdings Limited (formerly Yorkshire Link (Holdings) Limited) and Connect M1-A1 Limited (formerly Yorkshire Link Limited), a wholly owned subsidiary of CHL. Upon completion of the acquisition of Macquarie Yorkshire, we will become party to the shareholders’ agreement. The shareholders’ agreement effectively requires the consent of Macquarie Yorkshire and Balfour Beatty for any decisions relating to these companies.

          Based on current shareholdings, Macquarie Yorkshire and Balfour Beatty are each allowed to appoint three directors to the boards of CHL and Connect M1-A1 Limited. Voting is pro rata with the shareholding being represented. All routine matters are decided by majority vote. Certain matters are reserved and determined on the basis of approval by not less than 90% of total shares. Such matters include amending the shareholders’ agreement or the constitutional documents of CHL or Connect M1-A1 Limited, the winding up of CHL or Connect M1-A1 Limited, acquisitions and disposals of companies by CHL or Connect M1-A1 Limited, and tendering for new work by CHL or Connect M1-A1 Limited. In addition, certain other matters relating to CHL and Connect M1-A1 Limited are reserved, requiring approval of directors appointed by a shareholder holding not less than 49% of the total shares. The shares of CHL and Macquarie Yorkshire are subject to preemption rights, the waiver of which is a condition precedent to our acquisition of Macquarie Yorkshire, and, in CHL’s case, they also are subject to tag-along rights by shareholders owning more than 5% of the total shares.

          In addition, the shareholders’ agreement requires all post-tax profits to be paid to shareholders, to the extent permitted by law and subject to making prudent reserves.

Legal Proceedings

          Neither Macquarie Yorkshire nor CHL or Connect M1-A1 Limited is currently a party to any material legal proceedings.

Our Investment in MCG

Overview

          MCG is an investment vehicle that has been listed on the Australian Stock Exchange (ASX) since August 2002. MCG’s investment mandate is to acquire investments in communications infrastructure, such as broadcast transmission towers, wireless communications towers and satellite infrastructure, around the world. We are investing in MCG because it seeks to provide investors with sustainable dividend yields and the potential for significant earnings and capital growth through investments in communications infrastructure businesses or assets. Currently, MCG’s only investment is a 100% holding in Broadcast Australia, an Australian television and radio broadcast transmission provider.

Business

Operations

          Broadcast Australia is the owner and operator of the most extensive broadcasting tower network in Australia and provides transmission services to the Australian Broadcasting Corporation, or ABC, and Special Broadcasting Service Corporation, or SBS, plus other services to regional television and other media, telecommunications and community organizations. Broadcast Australia operates 581 transmission tower sites located across metropolitan, regional and rural Australia. Broadcast Australia owns or operates under leases the majority of its sites.

          Broadcast Australia derived approximately 87% of its revenue for the fiscal year ended June 20, 2003 under contracts with ABC and SBS. Generally, the contracts with ABC and SBS are over the long term, often ten to 15 years. ABC and SBS receive most of their funding from the Australian Commonwealth government under a triennial funding arrangement. The funding allocated by the Commonwealth government for the purposes of broadcast transmission cannot be applied to other uses.

          Broadcast Australia is in the process of rolling out digital transmission services that it is contracted to introduce under its agreements with ABC and SBS. Under the agreements, as Broadcast Australia rolls out digital transmission services across its sites, it will earn additional revenue from the provision of digital broadcasts. The rollout of digital transmission will require significant capital expenditure, which is expected to be funded through an existing Broadcast Australia debt facility.

Future Investments

          It is expected that MCG will make investments in other communications infrastructure businesses or assets in the future, although it will need to raise new equity to fund any significant acquisitions. It is possible that these investments will be partly funded through the issue of new MCG securities. We may have the opportunity to purchase additional MCG securities in such instances; however, we will have no obligation to do so.

Management

          MCG is managed by Macquarie Communications Infrastructure Management Limited, a wholly owned subsidiary of Macquarie Bank Limited, which is entitled to a base fee and a performance fee. The base fee is calculated and paid quarterly based on the net investment value (market capitalization plus borrowings and commitments less cash and cash equivalents). The performance fee is paid semiannually based on MCG’s performance above the S&P ASX 200 Industrials Accumulation Index.

          As described in “Our Manager — Management Services Agreement,” the base fees payable by us to our Manager will be calculated in such a way that our Manager will not receive fees with respect to its ownership of MCG securities, so that there is no duplication of base management fees with respect to MCG.

Trading History

          The securities of MCG were listed on the ASX on August 13, 2002 at an issue price of AUD 2.00. The price per MCG security we will pay will be determined on the date on which we enter into the underwriting agreement for this offering, and will be based on recent MCG trading prices. The table below outlines the quarterly trading history of MCG securities in Australian dollars from listing through the quarter ended March 31, 2004. Since its inception, MCG has paid distributions of AUD 0.075 on February 12, 2003, AUD 0.08 on August 12, 2003 and AUD 0.112 on February 12, 2004.

				Average Daily
Quarter Ended	High Price	Low Price	Closing Price	Volume

	(in Australian dollars)
September 30, 2002	2.02	1.60	1.96	1,159,347
December 31, 2002	2.23	1.86	2.20	379,341
March 31, 2003	2.61	2.10	2.43	332,041
June 30, 2003	3.16	2.42	2.97	343,859
September 30, 2003	3.14	2.80	2.92	369,734
December 31, 2003	3.26	2.83	3.03	361,148
March 31, 2004	3.52	3.02	3.49	204,070
April 1, 2004 through June 2, 2004	3.65	3.35	3.49	148,233

Our Investment in South East Water

Overview

          South East Water, or SEW, is a regulated utility located in southeastern England that is the sole provider of water to almost 600,000 households and industrial customers. It is the second largest water-only company in England, supplying approximately 105 million gallons of water per day to 1.5 million people across two sub-regions. Its supply area covers approximately 1,390 square miles of Kent, Sussex, Surrey, Hampshire and Berkshire.

          We will own 17.5% of SEW through an equivalent holding in Macquarie Luxembourg, which is indirectly the holding company for SEW. We are acquiring this investment because we believe that the cash yields and total returns available from investments in regulated utilities in the United Kingdom are attractive given the mature and transparent regulatory environment. A controlling interest in SEW is held through a controlling interest in Macquarie Luxembourg by the Macquarie European Infrastructure Fund, or MEIF, which is managed by an affiliate of our Manager and which had priority in relation to this investment. MEIF is an unlisted infrastructure investment fund focused on making medium-term investments in infrastructure assets in Europe. We believe MEIF’s approach to the ownership and oversight of SEW is consistent with our approach. Three other institutional investors hold minority interests in SEW through minority interests in Macquarie Luxembourg.

Industry Overview

          The water sector in England and Wales was privatized by the U.K. government in 1989 and 1990 and consists of ten water and sewerage companies and twelve water-only companies. Water supply activities in England and Wales are principally regulated by the provisions of the Water Industry Act of 1991 and the Water Act of 2003, which we together refer to as the Water Industry Act, and regulations made under the Water Industry Act. Water-only companies are granted a license pursuant to that legislation. The provisions of the Water Industry Act, together with the license, are administered by the Director General of Water Services, who is aided by the Office of Water Services, or Ofwat, which is headed by the Director General. The responsibilities of Ofwat include the setting of limits on allowed water charges and monitoring and enforcing license obligations. In addition, water companies are required to meet drinking water quality standards monitored by the U.K. Drinking Water Inspectorate and general environmental law enforced by the U.K. Environment Agency.

          As water and sewage companies and water-only companies are natural monopolies, the prices that they are allowed to charge their customers for water is regulated by Ofwat. Every five years, Ofwat determines prices for the provision of water services for the upcoming five years based on an inflation and efficiency calculation. English and Welsh water-only companies, including SEW, are currently formulating business plans for the next price review period, which will run from April 1, 2005 to March 31, 2010. Ofwat’s price determinations are scheduled for finalization by December 2004. Ofwat has adopted a policy of clearly signaling to the market its intentions for the next price review period in order to minimize regulatory risk. In relation to the next review period, Ofwat has publicly stated that customers should not expect reductions in water prices in real terms.

Business

Operations

          Currently, approximately 70% of SEW’s water is supplied from boreholes and aquifers, 20% is supplied from rivers and reservoirs and 10% is supplied under bulk supply contracts with Three Valleys Water plc and Southern Water Services Ltd., which are neighboring water utilities. The U.K. Environment Agency has supported a plan, expected to be completed in 2005, to increase SEW’s reservoir capacity through the provision of enhanced bulk supply infrastructure. Based on the known parameters of the categorization, the completion of this project is expected to improve SEW’s security of supply rating from Ofwat, which was D (the second lowest rating) for the year ending March 31, 2003 to B (the second highest rating).

          SEW has a sophisticated telemetry-based system for monitoring water quality, flows, pressures and reservoir levels. Each water treatment works has a local monitoring system that checks these variables and relays data to an outstation unit that regulates activity levels at the treatment works and feeds data to a centralized operation center at the Haywards Heath headquarters, which is manned constantly.

          SEW balances supply and demand in line with industry best practice and is required to establish a 25-year plan for sustainable water resources acceptable to the U.K. Environment Agency. This plan is a combination of resource development and demand management measures, all of which are assessed on an economic basis before inclusion.

          Leakage detection and control continues to play an important role in demand management within SEW. SEW reduced its leakage levels in the year ended March 31, 2002 by more than any other water company. SEW met its leakage targets for March 2003 and 2004 and is on target to reach Ofwat’s economic level of leakage target for March 2005.

          In common with other water companies in England and Wales, SEW’s assets vary widely in age (with some over 100 years old), size and type but are generally constructed using industry-standard materials and technology in use at the time of their construction. SEW has developed a sophisticated system for the management and replacement of its assets based principally on the assessed risk and consequences of failure. Overall capital investment levels are targeted at maintaining a constant average level of risk across SEW’s area of supply. Individual programs aim to reduce risk in high risk areas. Water industry assets tend to be long-lived and SEW’s assets are no exception to the industry norm. Major assets are rarely completely replaced; short- to medium-life items (e.g., pumps, electrical switch-gear, instruments) can be replaced several times during the life of a treatment works and a new plant can be fitted into existing buildings. Higher quality standards are often met by incrementally adding new treatment processes. Further capacity can be met by adding additional process streams to existing works.

Regulation

          Ofwat determines the prices that SEW can charge its customers using an approach designed to enable SEW to earn sufficient revenues to recover operating costs, capital infrastructure renewal and taxes and to generate a return on invested capital, while creating incentives for SEW to operate efficiently. The outcome of the regulatory review process is the publication of k-factors by Ofwat for each year in the price review period. The k-factor is the amount that SEW is allowed to adjust its prices for water services for each year relative to inflation. For example, a k-factor of 5% in a given year would mean that SEW is allowed to increase its prices by inflation plus 5% in that year.

          The use of the k-factor also is designed to create incentives for water-only companies and water and sewage companies to generate efficiencies that can later be passed on to customers. Performance targets are established by reference to a company’s individual circumstances and its performance relative to other companies in the sector. In the year ended March 31, 2003, Ofwat ranked SEW 12th out of the 22 companies in the water sector in England and Wales across a broad range of performance measures. Over the course of the current price review period, SEW has improved its performance in all of its key performance areas, including customer service, leakage, water quality and operating efficiency.

          In determining the annual k-factors, Ofwat is under a statutory duty to consider:

•	SEW’s ability to properly carry out its functions (including legal obligations such as meeting drinking water quality standards monitored by the Drinking Water Inspectorate);

•	the revenue SEW will need to finance its functions and earn a reasonable rate of return on its investment needed to meet its legal obligations;

•	the promotion of efficiency and economy (through rewards and penalties); and

•	the facilitation of competition.

          The following annual k-factors were set for SEW in the 1999 price review for the 2000-2005 price review period:

	Year Ended March 31,

	2001	2002	2003	2004	2005

k-factor (additive to the rate of inflation)	(16.1)%	(1.0)%	(1.5)%	0%	0%

          The reduction in prices for the year to March 31, 2001 reflected the return to customers of efficiencies achieved by SEW in the five years to March 31, 2000, together with a new target for further efficiencies. SEW has to date outperformed this regulatory target. SEW presented its initial proposal for the k-factor for the 2005 to 2010 price review period to Ofwat in August 2003. Its proposal was for an average k-factor over the 2005 to 2010 regulatory period of 4.9% (i.e., SEW is seeking approval to increase prices at an annual rate of inflation plus 4.9%). Ofwat has published a summary of the proposals lodged in 2003 by all water-only companies and water and sewage companies. The submission by SEW is below the industry average of 6.0%. In April 2004, SEW presented its final proposal that included estimates of slightly higher average increases of inflation plus a price increase of 5.8% per year for the five years 2005 to 2010. The increase was due to a revised estimate of future operating costs.

Environmental

          SEW is required to comply with various environmental legislation, including the U.K. Wildlife and Countryside Act of 1981, and the environmental requirements of the Water Industry Act. These obligations are proactively managed pursuant to SEW’s sustainable development policy.

Employees

          As of March 31, 2004, SEW had 434 employees. A minority of SEW’s employees are members of trade unions.

          At December 31, 2003, SEW’s defined benefit plans had assets of £83.7 million ($150.7 million) and a deficit against the actuarial assessment of liabilities of £16.1 million ($29 million). SEW has taken a number of steps to address this deficit, including closing the plan to new members in July 2002, increasing company contributions from 13.8% to 20.0% of pensionable remuneration and increasing employee contributions from 6% to 7% of pensionable remuneration from January 1, 2004.

          Recent publications from Ofwat are supportive of increases in prices to fund pension deficits incurred by companies that historically have efficiently managed their defined benefit pension plans. SEW’s business plan for the next price review period assumes that the increased cost of funding pensions will be fully recovered through increased prices.

Properties

          SEW owns four reservoirs, 92 boreholes, 171 storage towers and 63 treatment plants. As of March 31, 2004, the unaudited book value of SEW’s tangible assets was £457 million ($822.6 million). Its main network extends to some 6,000 miles. A recent review of the condition of SEW’s assets by Ofwat indicated that 87% of SEW’s assets are in average or better than average condition and that their condition is stable.

Legal Matters

Shareholders’ Agreement

          We will become party to a shareholders’ agreement relating to Macquarie Luxembourg. The other parties to the agreement are MEIF, which will hold 50.1% of Macquarie Luxembourg, and three other minority investors, which will hold a combined 32.4% of Macquarie Luxembourg.

          We have no influence over the choice of the board of directors of Macquarie Luxembourg. The board of directors is authorized to make all decisions necessary to manage the affairs of Macquarie Luxembourg, except for certain reserved matters that require approval of 75% of the shareholders and other matters that require approval of all shareholders.

          The shareholders’ agreement requires all shareholders to use their powers to cause Macquarie Luxembourg’s directly owned subsidiary to make to the shareholders, the maximum possible distribution each year. This provision cannot be changed without our consent.

          The shares of Macquarie Luxembourg are subject to preemption rights; however, these rights do not apply in relation to our purchase of shares of Macquarie Luxembourg. Our ability to transfer our interest in Macquarie Luxembourg is subject to rights of first refusal that are exercisable by MEIF in priority to the other shareholders (with whom we have the right to exercise such rights on the same terms). In the event that MEIF sells all (but not some) of its interest in Macquarie Luxembourg, all other shareholders are required to sell their interests to the same buyer on the same terms. In the event that MEIF sells any of its interest in Macquarie Luxembourg, all other shareholders may sell some or all of their interests on the same terms.

Legal Proceedings

          In 2003 and 2004, V.A.S. Ltd., a previous contractor of SEW, contacted SEW, claiming approximately £1.4 million with respect to the alleged incorrect allocation of two contracts during the period from 1997 to 2001, and £5.1 million in lost profits and bid costs with respect to alleged breaches of procurement rules in relation to the award of a contract in 2001.

MANAGEMENT

Directors and Officers

          The directors and officers of the company, and their ages and positions as of June 2, 2004, are set forth below:

Directors and Officers	Age	Position

Peter Stokes	37	Chief Executive Officer and Director
David Mitchell	38	Chief Financial Officer
John Roberts	45	Chairman of the Board of Directors
Stephen Peet	32	Director

          The following biographies describe the business experience of the company’s current directors and officers.

          Peter Stokes was appointed chief executive officer of the company in April 2004 and currently serves as a director. Prior to being seconded by our Manager to the company, Mr. Stokes was seconded to work for Macquarie Securities (USA) Inc., a NASD registered broker/ dealer, where he served as co-global head of its asset finance practice from 2002 to 2003. Mr. Stokes completed transactions in excess of $11 billion relating to infrastructure businesses in the telecommunications, rail, post, electricity, shipping and air sectors between 1999 and 2003. He joined the Macquarie Group in 1991 and has worked in various asset finance roles in the Sydney and New York offices.

          David Mitchell was appointed chief financial officer of the company in April 2004. Prior to being seconded by our Manager to the company, Mr. Mitchell was seconded to work for Macquarie Securities (USA) Inc. From 1998 to 2001, Mr. Mitchell was Director of Investments at Edison Capital, the finance subsidiary of Edison International, where he completed approximately $3 billion in transactions as principal in the telecommunications and power sectors. Before joining Edison Capital, Mr. Mitchell worked in various roles as a business controller and adviser for two major financial institutions and as a certified public accountant for two large public accounting firms.

          John Roberts has served as chairman of the company’s board of directors since April 2004. He has been Global Head of Macquarie Bank Limited’s Infrastructure and Specialised Funds division since 2003, with responsibility for over $9 billion in assets under management, over 110 professional staff and operations across Australia, North America, Asia, South Africa and Europe. From 1999 to 2003, Mr. Roberts was based in the Macquarie Group’s London office with varying responsibilities, including leading the European and North American operations of Macquarie Infrastructure Group, and raising funds and acquiring airport assets for the €600 million Macquarie Airports Group. From 2001 to 2003, he assumed the additional regional responsibility for Macquarie Group’s Investment Banking Group’s European and African offices as well as being head of Macquarie Bank Limited’s London office. From 1995 to 1999, Mr. Roberts was based in Sydney where he developed and led Macquarie Group’s regulated assets privatization team. He joined the Macquarie Group in Sydney in 1991 from a banking background in New Zealand that included financial markets trading, corporate lending and structured finance.

          Stephen Peet has served as a director since April 2004. He has been a Division Director of Macquarie Bank Limited since 2001 and is currently employed within the Infrastructure and Specialised Funds division. Mr. Peet joined the Macquarie Group in 1993 and has worked in various risk management, structured finance and asset management roles in the Sydney and New York offices.

Board Structure and Compensation of Directors

          Prior to completion of this offering, the company’s board of directors will be changed to consist of Mr. Roberts and three independent directors, each of whom will meet the independence requirements of the applicable listing standards. At that time, Messrs. Stokes and Peet will resign from the company’s board of directors.

          Pursuant to the management services agreement, our Manager will be permitted to appoint one representative to the board of directors, who will be the chairman, and one alternate for this appointee. The chairman is not required to stand for election by the shareholders. The amended and restated LLC agreement of the company provides that the board of directors must consist at all times after the consummation of this offering of at least four directors, three of whom must be independent if there is one director appointed by our Manager pursuant to the management services agreement. Currently, Australian banking regulations prohibit more than one in four or more than two directors, officers or employees of Macquarie Bank Limited or any of its subsidiaries, including our Manager, from serving as members of the board of directors of any entity managed by Macquarie Bank Limited or any of its subsidiaries with seven or more members. The amended and restated LLC agreement permits the board of directors to increase the size of the board to up to twelve directors. See “Our Manager — Management Services Agreement.”

          The amended and restated LLC agreement requires the board of directors of the company to take action by an affirmative vote of a majority of directors. No independent director may be removed from office by our shareholders except for cause with the affirmative vote of the holders of 66 2/3% of the outstanding trust stock of the company’s sole member. All directors will hold office until their successors have been elected and qualified or until their earlier death, resignation or removal. See “Description of Capital Stock — Anti-Takeover Provisions — Anti-Takeover Provisions in the Trust Agreement and the LLC Agreement.”

          Currently, our directors are not entitled to compensation. Compensation for each independent director for service on our board and any committees will be determined prior to the appointment of these directors. Our Manager’s appointed representative on the board of directors will receive no director’s fees or other compensation from us for serving as a director or a member of a committee of the board of directors. Directors (including the chairman appointed by our Manager) will be reimbursed for reasonable out-of-pocket expenses incurred in attending meetings of the board of directors or committees and for any expenses reasonably incurred in their capacity as directors.

Committees of the Board of Directors

          The company’s board of directors will, prior to consummation of this offering, designate the following standing committees: an audit committee, a compensation committee and a nominating and corporate governance committee. In addition, the board of directors may, from time to time, designate one or more additional committees, which shall have the duties and powers granted to it by the board of directors.

Audit Committee

          The audit committee will be comprised entirely of the independent directors who will meet all applicable independence requirements and will include at least one “audit committee financial expert,” as that term is used in applicable SEC regulations.

          The audit committee will be responsible for, among other things:

•	retaining and overseeing our independent accountants;

•	assisting the company’s board of directors in its oversight of the integrity of our financial statements, the qualifications, independence and performance of our independent auditors and our compliance with legal and regulatory requirements;

•	reviewing and approving the plan and scope of the annual audit;

•	pre-approving any non-audit services provided by our independent auditors;

•	approving the fees to be paid to our independent auditors;

•	reviewing with our chief executive officer and chief financial officer and independent auditors the adequacy and effectiveness of our internal controls;

•	preparing the audit committee report to be filed with the SEC; and

•	reviewing and assessing annually the audit committee’s performance and the adequacy of its charter.

Compensation Committee

          The compensation committee will be comprised entirely of independent directors who meet the independence requirements of the applicable listing standards. In accordance with the compensation committee charter, the members will be outside directors as defined in Section 162(m) of the Internal Revenue Code of 1986, as amended, and non-employee directors within the meaning of Section 16 of the Exchange Act. The responsibilities of the compensation committee will include responsibility for monitoring our Manager for compliance with the management services agreement and for reviewing the remuneration of our Manager.

Nominating and Corporate Governance Committee

          The nominating and corporate governance committee will be comprised entirely of independent directors who will meet the independence requirements of the applicable listing standards. The nominating and corporate governance committee will be responsible for, among other things:

•	recommending the number of directors to comprise the board of directors;

•	identifying and evaluating individuals qualified to become members of the board of directors, other than our Manager’s appointed director;

•	recommending to the board the director nominees for each annual shareholders’ meeting, other than our Manager’s appointed director;

•	recommending to the board of directors the candidates for filling vacancies that may occur between annual shareholders’ meetings, other than our Manager’s appointed director;

•	reviewing independent director compensation and board processes, self-evaluations and policies; and

•	monitoring developments in the law and practice of corporate governance.

Compensation Committee Interlocks and Insider Participation

          None of the company’s executive officers or members of the company’s board of directors has served as a member of a compensation committee (or if no committee performs that function, the board of directors) of any other entity that has an executive officer serving as a member of the company’s board of directors or compensation committee.

Compensation of Named Executive Officers

          No officer receives compensation from the company. All compensation of officers is paid by our Manager.

Our Management

          Our chief executive officer and chief financial officer who will be seconded to us by our Manager will manage our day-to-day operations and affairs. The management teams of each of the separate businesses will report to the company’s board of directors through our chief executive officer and chief financial officer and operate each business and be responsible for its profitability and internal growth. The company’s board of directors and our chief executive officer and chief financial officer will have responsibility for overall corporate strategy, acquisitions, financing and investor relations. Our chief executive officer and chief financial officer will call upon the resources of our Manager to run our business. See “Our Manager — Management Services Agreement — Secondment of Our Chief Executive Officer and Chief Financial Officer.”

OUR MANAGER

Management Services Agreement

          The company and its managed subsidiaries intend to enter into a management services agreement with Macquarie Infrastructure Management (USA) Inc., which the company and its managed subsidiaries will appoint as our Manager. Under the management services agreement, the company’s direct, wholly owned subsidiaries are referred to as managed subsidiaries. The key elements of the management services agreement are summarized below. The statements that follow are subject to and are qualified in their entirety by reference to all of the provisions of the management services agreement, a form of which is filed as an exhibit to the registration statement of which this prospectus is a part.

Duties of Our Manager

          The management services agreement defines our Manager’s duties and responsibilities. Subject to the oversight and supervision of the company’s board of directors, our Manager will manage our day-to-day business and affairs. Neither the trust nor the company will have any employees. Our Manager will second to us our chief executive officer and chief financial officer.

          Our Manager has agreed that it will perform the following duties, commencing from the date of consummation of this offering:

•	cause the carrying out of all of the company’s day-to-day accounting, administrative, liaison, representative and reporting functions and obligations and those of its managed subsidiaries and any such obligations of the company with respect to the trust;

•	establish and maintain the company’s and managed subsidiaries’ books and records consistent with industry standards and in compliance with the rules and regulations promulgated under the Securities Act and the Exchange Act and with GAAP;

•	identify, evaluate and recommend, through the company’s officers, acquisitions or investment opportunities, from time to time; if the company’s board of directors approves any acquisition or investment, negotiate and manage such acquisition or investment on the company’s behalf; and thereafter manage those acquisitions or investments, as a part of the company’s business under the management services agreement, on behalf of the company and any relevant managed subsidiary. To the extent acquisition or investment opportunities are offered to our Manager or to the Infrastructure and Specialised Funds division (or any such successor thereto) of Macquarie Bank Limited, our Manager will offer any such acquisition or investment opportunities to the company in accordance with the priority protocol described below unless our chief executive officer notifies our Manager in writing that the acquisition or investment opportunity does not meet the company’s acquisition criteria, as determined by the company’s board of directors from time to time. The company acknowledges and agrees that (i) no affiliate of our Manager, has any obligation to offer any acquisition or investment opportunities to our Manager or to the Infrastructure and Specialised Funds division; (ii) any affiliate of our Manager is permitted to establish further investment vehicles that may seek to invest in infrastructure businesses in the United States, or a new investment vehicle, provided that the rights of the company and the managed subsidiaries pursuant to the management services agreement are preserved; and (iii) in the event that an acquisition or investment opportunity is offered to the company by our Manager and the company determines that it does not wish to pursue the acquisition or investment opportunity in full, any portion of the opportunity which the company does not wish to pursue may be offered to any other person, including a new investment vehicle or any other investment vehicle managed by the Macquarie Group, in the sole discretion of our Manager or any of its affiliates;

•	attend to all matters necessary to ensure the professional management of any business controlled by the company;

•	identify, evaluate and recommend the sale of all or any part of the business that the company owns from time to time in accordance with the company’s criteria and policies then in effect and, if such proposed sale is approved by the company’s board of directors and the boards of directors of any relevant managed subsidiary, negotiate and manage the execution of the sale on the company’s behalf and on behalf of the relevant managed subsidiary;

•	recommend and, if approved by the board of directors of the company, use its reasonable efforts to procure the raising of funds whether by way of debt, equity or otherwise, including the preparation, review, distribution and promotion of any prospectus or offering memorandum in respect thereof, but without any obligation to provide such funds;

•	recommend changes to the company’s amended and restated LLC agreement to the board of directors of the company;

•	recommend capital reductions, including repurchases of LLC interests of the company and corresponding trust stock, to the board of directors of the company;

•	recommend to the board of directors of the company and, as applicable, the boards of directors of the managed subsidiaries the appointment, hiring and dismissal (including all material terms related thereto) of officers, staff and consultants to the company, its managed subsidiaries and any of their subsidiaries, as the case may be;

•	cause the carrying out of maintenance to, or development of, any part of the business or any asset of the company or any managed subsidiary approved by the board of directors of the company;

•	when appropriate, recommend to the company’s board of directors nominees of the company as directors of the managed subsidiaries and any of their subsidiaries or companies in which the company, its managed subsidiaries or any of their subsidiaries has made an investment;

•	recommend to the company’s board of directors the payment of dividends and interim dividends to its members;

•	prepare all necessary budgets for the company for submission to the company’s board of directors for approval;

•	make recommendations to the boards of directors of the company and its managed subsidiaries for the appointment of auditors, accountants, legal counsel and other accounting, financial or legal advisers and technical, commercial, marketing or other independent experts;

•	make recommendations with respect to the exercise of the voting rights to which the company is entitled in respect of its investments;

•	recommend, and, subject to approval of the company’s board of directors, provide or procure all necessary technical, business management and other resources for the company’s subsidiaries, including the managed subsidiaries, and any other entities in which the company has made an investment;

•	do all things necessary on its part to enable the company’s and each managed subsidiary’s compliance with:

•	the requirements of applicable law, including the rules and regulations promulgated under the Securities Act or the Exchange Act or the rules, regulations or procedures of any foreign, federal, state or local governmental, judicial, regulatory or administrative authority, agency or commission; and

•	any contractual obligations by which the company or its managed subsidiaries are bound;

•	prepare and, subject to approval of the company’s board of directors, arrange to be filed on the company’s behalf with the SEC, any other regulatory body, the applicable stock exchange or automated quotation system, in a timely manner, all annual, quarterly, current and other reports the company is required to file with the SEC pursuant to Section 13(a), 13(c) or 15(d) of the Exchange Act;

•	attend to all matters necessary for any reorganization, bankruptcy proceedings, dissolution or winding up of the company or any of its managed subsidiaries subject to approval by the relevant board of directors of the company or any such managed subsidiary;

•	attend to the timely calculation and payment of taxes the company and each of its subsidiaries must pay;

•	attend to the opening, closing, operation and management of all company and managed subsidiary bank accounts and accounts held with other financial institutions, including making any deposits and withdrawals reasonably necessary for the management of day-to-day operations;

•	cause the consolidated financial statements of the company and its subsidiaries for each fiscal year to be prepared and quarterly interim financial statements to be prepared in accordance with applicable accounting standards for review and audit as required by law;

•	recommend the arrangements for the holding and safe custody of the company’s property, including the appointment of custodians or nominees;

•	manage litigation in which the company or any managed subsidiary is sued or commence litigation after consulting with, and subject to the approval of, the board of directors of the company or such managed subsidiary;

•	carry out valuations of any of the company’s assets or the assets of any of its subsidiaries or arrange for such valuation to occur as and when our Manager deems necessary or desirable in connection with the performance of its obligations under the management services agreement, or as otherwise approved by the board of directors of the company;

•	make recommendations in relation to and effect the entry into insurance of the company’s assets, or the assets of any of its managed subsidiaries and their subsidiaries, together with other insurances against other risks, including directors’ and officers’ insurance, as our Manager and the board of directors of the company or any managed subsidiary, as applicable, may from time to time agree; and

•	provide all such other services as may from time to time be agreed upon with the company, including any and all accounting and investor relations services (such as the preparation and organization of communications with shareholders and shareholder meetings) and all other duties reasonably related to day-to-day operations and the operations of its managed subsidiaries.

          In addition, our Manager must:

•	obtain professional indemnity insurance and fraud and other insurance and maintain such coverage as is reasonable having regard to the nature and extent of its obligations under the management services agreement;

•	exercise all due care, skill and diligence in carrying out its duties under the management services agreement as required by applicable law;

•	provide the board of directors of the company with all information in relation to the performance of our Manager’s obligations under the management services agreement as the company’s board of directors may request;

•	promptly deposit all amounts payable to the company or the managed subsidiaries, as the case may be, to a bank account held in the company’s name, or in the name of a managed subsidiary, as applicable;

•	ensure all of the company’s property and that of the managed subsidiaries is clearly identified as such, held separately from property of our Manager and, where applicable, in safe custody;

•	ensure that all of the company’s property and that of the managed subsidiaries (other than moneys to be deposited to any bank account of the company or of the managed subsidiaries, as the case may be) is transferred to or otherwise held in the company’s name or in the name of a managed subsidiary, as the case may be, or any nominee or custodian appointed by the company or a managed subsidiary, as the case may be;

•	prepare detailed papers and agendas for scheduled meetings of the company’s board of directors and the boards of directors of the managed subsidiaries that, where applicable, contain such information as is reasonably available to our Manager to enable the boards of directors to base their opinions; and

•	in conjunction with the papers referred to in the bullet point above, prepare or cause to be prepared reports to be considered by the boards of directors of the company and the managed subsidiaries in accordance with the company’s internal policies and procedures (1) on any acquisition, investment or sale of any part of the business proposed for consideration by any such board of directors, (2) on management of the business and (3) otherwise in respect of the performance of our Manager’s obligations under the management services agreement, in each case that the company may require and in such form that the company and our Manager agree upon or as otherwise reasonably requested by the board of directors of the company.

Board Appointee

          Pursuant to the terms of the management services agreement and the amended and restated LLC agreement, for so long as the Manager or a Macquarie Group affiliate holds shares of trust stock with an aggregate value of $5 million based on the initial offering price stated on the cover of this prospectus, as adjusted to reflect any stock splits or similar recapitalization, our Manager has the right to appoint one director of the company’s board of directors and an alternate for such appointee, and such director, or alternate if applicable, will serve as the chairman of the board of directors. The company will cause our Manager’s nominee to be appointed as a director and chairman of the board of directors as soon as reasonably practicable after our Manager gives notice of such appointment. Our Manager’s appointee on the company’s board of directors will not be required to stand for election by our shareholders.

          Our Manager’s appointee to the company’s board of directors will not receive any compensation (other than out-of-pocket expenses) and will not have any special voting rights. The appointee of our Manager shall not participate in discussions regarding, or vote on, a related party transaction in which the Macquarie Group or its affiliates have an interest. In the case of related party transactions, an independent director will assume the role of chairman.

Secondment of Our Chief Executive Officer and Chief Financial Officer

          Our Manager will second to us our chief executive officer and chief financial officer. Our Manager and the company’s board of directors may agree from time to time that our Manager will second to the company one or more additional individuals to serve as officers of the company, upon such terms as our Manager and the company’s board of directors may mutually agree. Although our chief executive officer and chief financial officer will remain employees of, and be remunerated by, our Manager or an affiliate of our Manager, they will report directly to the company’s board of directors. Our Manager also will allocate an asset manager to each of the company’s separate businesses, who will assist our chief executive officer and chief financial officer in the direction and oversight of each business.

          The services performed by our chief executive officer and chief financial officer will be provided at the cost of our Manager or an affiliate of our Manager. In addition, our Manager or an affiliate of our Manager will determine and pay the compensation of our chief executive officer and chief financial officer with input from the company’s board of directors. In establishing the remuneration for our chief executive officer and chief financial officer, our Manager or one of the affiliates of our Manager will take into account the following considerations: the standard remuneration guidelines as adopted by our Manager or an affiliate of our Manager from time to time; assessment by our Manager or one of the affiliates of our Manager of the respective individual’s performance, our Manager’s performance and the company’s performance, financial or otherwise; and assessment by the company’s board of directors of the respective individual’s performance and the performance of our Manager.

          After consultation with our Manager, the company’s board of directors may require that our Manager replace any individual seconded to the company.

          The company will provide any individuals seconded to the company with adequate indemnities and will maintain directors’ and officers’ insurance in support of the indemnities. Our Manager will reduce our management fees by the amount of any fees that any individual seconded to the company or any staff or employees of our Manager or its affiliates receives as compensation for serving as a director on the boards of directors of the company, any of the company’s subsidiaries or any company in which the company or its subsidiaries has made an investment.

Expenses of the Company

          The company has agreed to pay, or reimburse our Manager if incurred by our Manager on the company’s behalf, certain of the company’s expenses as specified in the management services agreement which include:

•	external tax, legal and audit services;

•	all costs incurred in connection with the company’s board of directors, including directors’ and officers’ insurance;

•	listing fees;

•	the out-of-pocket expenses of our chief executive officer and our chief financial officer; and

•	subject to the approval of the company’s board of directors and included in the company’s annual budget, due diligence and other transaction expenses of our Manager not recovered in a consummated transaction.

Termination of Management Services Agreement

          The company’s board of directors may terminate our Manager’s appointment only if:

•	our shares underperform a benchmark index by more than 30% in relative terms and more than 5% in absolute terms in eight out of ten consecutive semiannual periods on a rolling basis, and the holders of a minimum of 66 2/3% of trust stock (excluding any shares owned by our Manager or any of its affiliates) vote to remove our Manager; or

•	our Manager materially breaches the terms of the management services agreement and such breach continues unremedied for 60 days after notice; or

•	our Manager acts with gross negligence, willful misconduct, bad faith or reckless disregard in carrying out its obligations under the management services agreement or engages in fraud; or

•	our Manager experiences certain bankruptcy events.

          The management services agreement permits our Manager to resign at any time with 90 days’ written notice, and this right is not contingent upon our finding a replacement. Australian banking regulations that govern the operations of Macquarie Bank Limited and all of its subsidiaries, including our Manager, require that subsidiaries of Australian banks providing management services have these resignation rights. If our Manager resigns, it is under no obligation to find a replacement before resigning. However, if our Manager resigns, until the date on which the resignation becomes effective, it will, upon request of the company’s board of directors, use reasonable efforts to assist the company’s board of directors to find replacement management.

          Upon the resignation of our Manager, the company and its managed subsidiaries will cease to use the Macquarie brand entirely within 90 days of notice of the Manager’s resignation, including changing their names to remove any reference to “Macquarie,” and causing the trust to change its name to remove any reference to “Macquarie.” Similarly, if our Manager’s appointment is terminated, the trust, the company and its managed subsidiaries will cease to use the Macquarie brand entirely within 30 days.

     Registration Rights

          Concurrently with the closing of this offering, we will enter into a registration rights agreement with our Manager. Our execution of the registration rights agreement is a condition to the Manager’s obligation to purchase shares of trust stock in the private placement transaction closing concurrently with this offering.

          The registration rights agreement will require us to use our best efforts to file, as soon as possible after the first anniversary of the completion of this offering, a registration statement under the Securities Act relating to the resale of the shares of trust stock purchased by our Manager concurrently with this offering as well as shares purchased by the Manager from time to time through the reinvestment of any of its management fees. We will agree to use our reasonable efforts to have the registration statement declared effective as soon as possible thereafter and to maintain effectiveness (subject to limited exceptions) of the registration statement. We will be obligated to take certain actions as are required to permit resales of the registrable shares. In addition, our Manager may also require us to include its shares in future registration statements that we file, subject to cutback at the option of the underwriters of any such offering. Shares sold pursuant to any of these registration statements will be freely tradable in the public market without restriction.

     Acquisition Opportunities

          Our Manager has exclusive responsibility for reviewing and making recommendations to the company’s board of directors with respect to acquisition opportunities and dispositions. In the event that an opportunity is not originated by our Manager, the company’s board of directors must seek a recommendation from our Manager prior to making a decision concerning any acquisition or disposition. Our Manager is not required to offer the company opportunities where an investment vehicle managed by affiliates of our Manager that are part of Macquarie Bank Limited’s Infrastructure and Specialised Funds division has priority to pursue the opportunity.

          Our Manager and its affiliates will refer to the company’s board of directors any acquisition opportunities listed below in the U.S. in infrastructure sectors with “user pays”, contracted and regulated assets as described in “Summary” and “Business — General — Industry” that are made available by any source to the Infrastructure and Specialised Funds division of Macquarie Bank Limited and that our chief executive officer pursuant to our acquisition criteria adopted by the company’s board of directors deems to be suitable acquisitions for the company.

     U.S. Acquisition Priorities

          The company has acquisition priority, ahead of all current and future entities managed by our Manager or its affiliates that are part of Macquarie Bank Limited’s Infrastructure and Specialised Funds division, in all infrastructure acquisition opportunities within the U.S. greater than AUD 40 million ($27.9 million as of June 2, 2004), as follows:

Sector	Priority

Airport fixed base operations	First priority.
Airport parking	First priority.
Infrastructure sectors with “user pays,” contracted and regulated assets as outlined in the “Summary” and “Business — General — Industry”	First priority subject to the following qualifications below:

Roads	Second priority after Macquarie Infrastructure Group.
Communications	Second priority after Macquarie Communications Infrastructure Group.
Airport ownership	Priority after Macquarie Airports (consisting of Macquarie Airports Group and Macquarie Airports).

With respect to regulated assets (including, but not limited to, electricity and gas transmission and distribution and water services) the company has second priority after Macquarie Essential Assets Partnership, or MEAP, until such time as MEAP has invested a further 45 million Canadian dollars in the U.S. Thereafter, the company will have first priority.

          The company has first priority ahead of all current and future entities managed by our Manager or its affiliates in all infrastructure acquisition opportunities originated by a party other than our Manager or affiliates of our Manager where such party offers the opportunity exclusively to the company and not to any other entity managed by our Manager or its affiliates.

     Fees

          The company will compensate our Manager for managing our operations through base management fees and performance fees, which are described below. Upon completion of this offering, the company also will pay our Manager a fee in the amount of $5 million for services provided in preparing the company for the offering.

          The company will pay our Manager a base management fee for services provided in the amount of (i) 1.5% per year of net investment value up to $500 million, (ii) $7.5 million per year plus 1.25% per year of net investment value over $500 million and up to $1.5 billion and (iii) $20 million per year plus 1% per year of net investment value over $1.5 billion, less the amount of any fees paid to any individuals seconded to the company or any staff or employees of our Manager or its affiliates receive as compensation for serving as a director on the boards of directors of the company, any of the company’s subsidiaries or any company in which the company or its subsidiaries has made an investment to the extent such fees are not subsequently paid over to the company, a subsidiary of the company or any company in which the company or its subsidiaries has made an investment; less the amount of any base management fees previously paid with respect to any future investment when it is determined that such future investment will not be completed and less the company’s proportionate share of any base management fees paid to the Macquarie Group during the quarter by entities in which the company has invested. The base management fee is payable quarterly in arrears.

          For purposes of calculating the base management fees under the management services agreement, net investment value is calculated as follows:

•	volume-weighted average market capitalization over the last 15 trading days of the quarter (based on the volume-weighted average trading prices and average number of outstanding shares of trust stock);

•	plus debt with recourse to the company or to its directly owned subsidiaries;

•	plus firm commitments for future investments; and

•	less cash and cash equivalents held by the company and its managed subsidiaries.

          Base management fees and performance fees are payable in cash. Our Manager may elect to reinvest all or any portion of its fees in shares of trust stock. If our Manager elects to reinvest its fees in shares of trust stock, the price of the shares is based on the volume-weighted average trading price of the outstanding shares over the last 15 trading days of the quarter with respect to base management fees, and of the relevant semiannual period in which the performance fee is calculated. The company will, and will cause the trust to, at all times maintain an ability to issue additional LLC interests and shares of trust stock, respectively, as required to enable our Manager to reinvest the management fees.

          The company will pay performance fees to our Manager based on the total returns to shareholders, or the company accumulation index, relative to a benchmark. The benchmark is comprised of a weighted average of the MSCI U.S. IMI/Utilities Index and the MSCI Europe Utilities Index (in U.S. dollars) both calculated on a total return basis. The benchmark may be changed as agreed upon by the company and our Manager. The weighting will be adjusted semiannually in advance to reflect the fair values in U.S. dollars of our U.S. and non-U.S. assets. The first period company accumulation index will be calculated using the offering price to the public in this offering as the starting point.

          Performance fees are calculated and payable semiannually in arrears in the amount of 20% of outperformance of the company accumulation index over the benchmark. Performance fees are payable only if there is a positive total return in the company accumulation index. If there is a negative total return in the company accumulation index but the company accumulation index outperforms the benchmark, such outperformance is carried forward and included in the calculation in the subsequent period. Any underperformance of the company accumulation index relative to the benchmark is carried forward and included in the calculation in the subsequent period.

PRINCIPAL SHAREHOLDERS/ SECURITY OWNERSHIP

OF DIRECTORS AND EXECUTIVE OFFICERS

Not applicable.

CERTAIN RELATIONSHIPS AND RELATED PARTY TRANSACTIONS

Our Relationship with the Macquarie Group

          We will use the proceeds from this offering to acquire our initial businesses and investments for cash from the Macquarie Group or from infrastructure investment vehicles managed by the Macquarie Group. See “The Acquisition of Our Initial Businesses and Initial Investments.”

          The terms and pricing of the agreements with respect to our acquisitions of our initial businesses and investments from the Macquarie Group and from investment vehicles managed by the Macquarie Group and the terms of our management services agreement and registration rights agreement which we intend to enter into were negotiated among Macquarie Group affiliated entities in the overall context of this offering. There was no review by unaffiliated third parties, including by the company’s independent board members, on our behalf of the pricing or the terms of the agreements which we have entered into or intend to enter into. As a result, provisions of these agreements may be less favorable to the company than they might have been had they been produced by arm’s-length transactions between unaffiliated third parties.

          In connection with the acquisition of our initial businesses and investments, financial advisory fees of approximately $7.9 million with respect to Atlantic and a proportionate share of approximately £4 million with respect to SEW paid to affiliates of the Macquarie Group are included in the purchase price. We have agreed that affiliates of the Macquarie Group will have preferred provider status in respect of any financial advisory services to be contracted for by us or our subsidiaries. We will contract for such services on an arm’s-length basis on market terms upon approval by our independent directors. Any fees payable for such financial advisory services are in addition to all fees paid under the management services agreement as described in “Our Manager — Management Services Agreement — Fees.”

Contractual Arrangements

Management Services Agreement

          The company and its managed subsidiaries intend to enter into a management services agreement, with pursuant to which the company and its managed subsidiaries will appoint Macquarie Infrastructure Management (USA) Inc. as our Manager. See “Our Manager — Management Services Agreement.”

Private Placement Agreement

          Our Manager has agreed to purchase from us at the closing of this offering in a separate private placement transaction up to 10% of the number of shares offered hereby at a per share price equal to the initial public offering price, with a total price not to exceed $35 million. Our Manager has agreed with us that it will not sell any of these shares until one year after the closing of this offering. Thereafter, it may sell up to 50% of these shares beginning on the first anniversary of the closing of this offering and the balance beginning on the third anniversary of the closing of this offering.

     Registration Rights Agreement

          We intend to enter into a registration rights agreement for the sale of shares of trust stock by our Manager. See “Our Manager — Management Services Agreement” for a discussion of this agreement.

DESCRIPTION OF SHARES

General

          The following is a summary of the terms of the shares representing beneficial interests in Macquarie Infrastructure Assets Trust, which we refer to as the trust stock, and the limited liability company interests of Macquarie Infrastructure Assets LLC, which we refer to as the LLC interests. The amended and restated trust agreement, which we refer to as the trust agreement, and the amended and restated LLC agreement, which we refer to as the LLC agreement, provide for the issuance of the trust stock and LLC interests, respectively, and the distributions on and voting rights of the trust stock and the LLC interests, respectively. The following description is subject to the provisions of the Delaware Statutory Trust Act and the Delaware Limited Liability Company Act. Certain provisions of the LLC agreement are intended to be consistent with the Delaware General Corporation Law and generally the powers of the company, the governance processes and the rights of the trust as the holder of the LLC interests are intended to be similar in many respects to those of a Delaware corporation. In some instances, this summary refers to specific differences between the rights of holders of trust stock or LLC interests, on one hand, and the rights of shareholders of a Delaware corporation, on the other hand. Similarly, this summary refers to specific differences between the attributes of shares of trust stock or LLC interests, on one hand, and shares of stock of a Delaware corporation, on the other hand. However, this summary does not contain an exhaustive description of the differences between the terms of the trust stock or LLC interests and the terms of the shares of stock of a Delaware corporation. You should refer to the provisions of each of the trust agreement and the LLC agreement, which we have filed with the SEC as exhibits to the registration statement of which this prospectus forms a part, because those agreements, and not this summary, will govern your rights as a holder of the trust stock or LLC interests, as applicable.

Authorized Trust Stock

          Each share of trust stock represents an undivided beneficial interest in the trust and each share of trust stock corresponds to one underlying LLC interest of the company owned by the trust. Unless the trust is dissolved, it must remain the sole holder of 100% of the LLC interests and at all times the company will have outstanding the identical number of LLC interests as the number of outstanding shares of trust stock. The trust is authorized to issue 500,000,000 shares of trust stock and the company is authorized to issue a corresponding number of LLC interests. Immediately following the completion of this offering, the trust will have                shares outstanding, or                shares outstanding if the underwriters exercise their overallotment option in full, and the company will have an equal number of corresponding LLC interests outstanding. The trust cannot issue any other class of trust stock, and the company does not intend to issue any other class of LLC interests. All shares and LLC interests will be fully paid and nonassessable upon payment therefor.

     Dividends

          The company, acting through its board of directors, is expected to declare and pay dividends on the LLC interests to the trust as the sole holder of those interests. For so long as the trust is the sole member of the company, upon receipt of any dividends declared and paid by the company, the trust will, pursuant to the terms of the trust agreement, distribute the whole amount of those dividends in cash to its shareholders, in proportion to their percentage ownership of the trust, as they appear on the share register on the related record date. The company may declare and pay dividends to the holders of its LLC interests from its net cash flow. “Net cash flow,” for any period, is defined as the gross cash proceeds of the company less the portion used to pay or establish reserves for company expenses, debt payments, capital improvements, replacements and contingencies, all as determined by the board of directors of the company. Net cash flow will not be reduced by depreciation, amortization, cost recovery deductions or similar allowances, but will be increased by any reductions of reserves discussed in the prior sentence.

     Voting Rights

          Each outstanding share of trust stock is entitled to one vote for each share on any matter with respect to which members of the company are entitled to vote, as provided in the LLC agreement and as detailed below. Pursuant to the terms of the LLC agreement and the trust agreement, unless the trust is dissolved, it must remain the sole holder of the LLC interests and, with respect to those matters reserved to the members of the company, the company will act at the direction of the trust. The company, as sponsor of the trust, will provide to the trust, for transmittal to shareholders of the trust, the appropriate form of proxy to enable shareholders of the trust to exercise, in proportion to their percentage ownership of trust stock, the voting rights of the trust, and the trust will vote its LLC interests in a manner that reflects the vote of holders of the trust stock. For the purposes of this summary, the voting rights of members of the company that effectively will be exercised by the shareholders of the trust by proxy will be referred to as the voting rights of the holders of the trust stock.

          The LLC agreement provides that the members are entitled, at the annual meeting of members of the company, to vote for the election of all of the directors other than the director appointed by our Manager. Because neither the trust agreement nor the LLC agreement provides for cumulative voting rights, the holders of a plurality of the voting power of the then outstanding shares of the trust, the company’s sole member, represented at a meeting will effectively be able to elect all the directors of the company standing for election.

     Right to Bring a Derivative Action and Enforcement of the Provisions of the LLC Agreement by Holders of the Trust Stock

          The LLC agreement provides that a holder of trust stock has the right to directly institute a legal proceeding against the company to enforce the provisions of the LLC agreement. In addition, the trust agreement provides that holders of 10% or more of the outstanding shares of trust stock have the right to cause the trust to bring a derivative action in the right of the company under Section 18-1001 of the Delaware Limited Liability Company Act.

     Optional Purchase

          The LLC agreement and the trust agreement provide that, if at any time more than 90% of the then outstanding shares of trust stock is held by one person, who we refer to as the acquirer, such acquirer has the right, but not the obligation, to cause the company, as sponsor of the trust, acting through its board of directors, to cause the trust to mandatorily exchange all shares of trust stock then outstanding for an equal number of LLC interests, which we refer to as an acquisition exchange, and dissolve the trust. The company, as sponsor of the trust, acting through its board of directors, will use reasonable efforts to cause the transfer agent of the trust stock to mail a copy of notice of such exchange to the shareholders of the trust at least 30 days prior to the exchange of shares of trust stock for LLC interests. Upon the completion of such acquisition exchange, each holder of shares of trust stock immediately prior to the completion of the acquisition exchange will be admitted to the company as a member in respect of a number of LLC interests equal to the number of shares of trust stock held at such time and the trust will cease to be a member of the company.

          Following the exchange, the acquirer has the right to purchase for cash all outstanding LLC interests that the acquirer does not own. The acquirer can exercise its right to effect such purchase by delivering notice, not more than 30 days prior to the date which it selects for the purchase, to the transfer agent for the LLC interests of its election to make the purchase. The company will use reasonable efforts to cause the transfer agent to mail the notice of the purchase to the record holders of the LLC interests.

          Upon the acquirer’s exercise of its purchase right, members other than the acquirer shall be required to sell all, but not less than all, of their outstanding LLC interests at the offer price. The offer price will be equal to the average closing price (as described below) per share of trust stock or LLC interest, as applicable, on the 20 trading days immediately prior to, but not including, the date of the acquisition exchange. While this provision of the LLC agreement provides for a fair price requirement, the

LLC agreement does not provide members with appraisal rights that shareholders of a Delaware corporation would be entitled to under Section 262 of the Delaware General Corporation Law.

          The closing price of any security on any date of determination means:

•	the closing sale price (or, if no closing price is reported, the last reported sale price) of a share of trust stock or LLC interest, as applicable (regular way), on the NYSE on such date;

•	if the shares of trust stock or LLC interests are not listed for trading on the NYSE on any such date, the closing sale price as reported in the composite transactions for the principal U.S. securities exchange on which the shares of trust stock or LLC interests, as applicable, are so listed;

•	if the shares of trust stock or LLC interests, as applicable, are not so listed on a U.S. national or regional securities exchange, the price as reported by The Nasdaq Stock Market;

•	if the shares of trust stock or LLC interests, as applicable, are not so reported, the last quoted bid price for the shares of trust stock or LLC interests, as applicable, in the over-the-counter market as reported by the National Quotation Bureau or a similar organization; or

•	if the shares of trust stock or LLC interests, as applicable, are not so quoted, the average of the mid-point of the last bid and ask prices for the shares of trust stock or LLC interests, as applicable, from at least three nationally recognized investment firms that the company selects for such purpose.

     Mandatory Exchange

          The LLC agreement and the trust agreement provide that in the event that the trust or the company, or both, is, or is reasonably likely to be, treated as a corporation for U.S. federal income tax purposes, the company, as sponsor of the trust, acting through its board of directors, must cause the trust to exchange all shares of trust stock then outstanding for an equal number of LLC interests, which we refer to as a mandatory exchange, and dissolve the trust. The company, as sponsor of the trust, acting through its board of directors, will use reasonable efforts to cause the transfer agent for the trust stock to mail a copy of notice of such exchange to the shareholders of the trust at least 30 days prior to the mandatory exchange of shares of trust stock for LLC interests. Upon the completion of a mandatory exchange, each holder of shares of trust stock immediately prior to the completion of the mandatory exchange will be admitted to the company as a member in respect of a number of LLC interests equal to the number of shares of trust stock held at such time and the trust will cease to be a member of the company.

     Dissolution of the Trust and the Company

          In addition to the dissolution of the trust upon the occurrence of an acquisition exchange or a mandatory exchange, the LLC agreement provides for the dissolution and winding up of the company upon the occurrence of either (1) the unanimous vote of its members to dissolve, wind up and liquidate the company or (2) a judicial determination that an event has occurred that makes it unlawful, impossible or impractical to carry on the business of the company in accordance with Section 18-802 of the Delaware Limited Liability Company Act. Upon the occurrence of a dissolution event with respect to the company, each share of trust stock will be mandatorily exchanged for an LLC interest and the company will then be liquidated in accordance with the terms of the LLC agreement. Upon liquidation and winding up of the company, the then holders of LLC interests will be entitled to share ratably in the assets of the company legally available for distribution.

Anti-Takeover Provisions

          Certain provisions of the management services agreement, the trust agreement and the LLC agreement, which will become effective upon the closing of this offering, may make it more difficult for third parties to acquire control of the trust and the company by various means. These provisions could deprive the shareholders of the trust of opportunities to realize a premium on the shares of trust stock owned by them. In addition, these provisions may adversely affect the prevailing market price of the trust stock. These provisions are intended to:

•	enhance the likelihood of continuity and stability in the composition of the board of directors of the company and in the policies formulated by the board;

•	discourage certain types of transactions which may involve an actual or threatened change in control of the trust and the company;

•	discourage certain tactics that may be used in proxy fights;

•	encourage persons seeking to acquire control of the trust and the company to consult first with the board of directors of the company to negotiate the terms of any proposed business combination or offer; and

•	reduce the vulnerability of the trust and the company to an unsolicited proposal for a takeover that does not contemplate the acquisition of all of the outstanding shares of trust stock or that is otherwise unfair to shareholders of the trust.

Anti-Takeover Effects of the Management Services Agreement

          The limited circumstances in which our Manager may be terminated means that it will be very difficult for a potential acquirer of the company to take over the management and operation of our business. Under the terms of the management services agreement, our Manager may only be terminated by the company in the following circumstances:

•	our shares underperform a benchmark index by more than the greater of 30% in relative terms or 5% in absolute terms in eight out of ten semiannual periods on a rolling basis, and the holders of a minimum of 66 2/3% of trust stock (excluding any shares owned by our Manager or any of its affiliates) vote to remove our Manager;

•	our Manager materially breaches the terms of the management services agreement and such breach continues unremedied for 60 days after notice;

•	our Manager acts with gross negligence, willful misconduct, bad faith or reckless disregard in carrying out its obligations under the management services agreements or engages in fraud; or

•	our Manager experiences certain bankruptcy events.

          Furthermore, in the event the management services agreement is terminated upon the resignation or removal of our Manager, the trust and the company, as well as each of their direct and indirect subsidiaries, will be required to change their names to remove any reference to “Macquarie.” This might cause the value of the company and the market price of the trust stock to decline.

Anti-Takeover Provisions in the Trust Agreement and the LLC Agreement

          A number of provisions of the LLC agreement also could have the effect of making it more difficult for a third party to acquire, or of discouraging a third party from acquiring, control of the trust and the company. The LLC agreement contains a provision based on Section 203 of the Delaware General Corporation Law, which prohibits the company from engaging in a business combination with an interested shareholder for a period of three years after the date of the transaction in which the person became an interested shareholder, unless:

•	the business combination is, or the transaction by which such shareholder became an interested shareholder was previously, approved by the board of directors of the company;

•	upon consummation of the transaction by which the interested shareholder became an interested shareholder, the interested shareholder owns at least 85% of the outstanding trust stock of the company’s sole member (other than those shares held by directors who are also officers); or

•	the transaction by which such shareholder became an interested shareholder is subsequently approved by the board of directors of the company and the holders of 66 2/3% of the outstanding trust stock of the company’s sole member (other than those shares held by the interested shareholder).

          A “business combination” includes mergers, asset sales and other transaction resulting in a financial benefit to the interested shareholder. Subject to specified exceptions, an “interested shareholder” is a person who, together with affiliates and associates, owns, or within three years did own, 15% or more of the trust stock.

          Subject to the right of our Manager to appoint one director and his or her successor in the event of a vacancy, the LLC agreement authorizes only the board of directors of the company to fill vacancies, including for newly created directorships. This provision could prevent a shareholder of the trust from effectively obtaining an indirect majority representation on the board of directors of the company by permitting the existing board to increase the number of directors and to fill the vacancies with its own nominees. The LLC agreement also provides that directors may be removed only for cause and only by the affirmative vote of holders of 66 2/3% of the outstanding trust stock of the company’s sole member.

          The trust agreement does not permit holders of the trust stock to act by written consent. Instead, shareholders may only take action, via proxy, which, when the action relates to the trust’s exercise of its rights as a member of the company, may be presented at duly called annual or special meetings of members of the company and will constitute the vote of the trust. For so long as the trust remains the company’s sole member, the trust may act by written consent, including to vote its LLC interests in a manner that reflects the vote by proxy of the holders of the trust stock. Furthermore, the LLC agreement provides that special meetings of members of the company, with respect to which holders of trust stock may be required to vote by proxy as provided above, may only be called by the chairman of the board of directors of the company or by a majority of the board of directors. The trust agreement and the LLC agreement also provide that members, or holders of trust stock effectively exercising the voting rights of the trust as sole member of the company, as the case may be, seeking to bring business before an annual meeting of members or to nominate candidates for election as directors at an annual meeting of members of the company, must provide notice thereof in writing to the company not less than 90 days and not more than 120 days prior to the date of the annual meeting of the company. In addition, such member must be a member of record on both (1) the date of the giving of the notice and (2) the record date for the determination of members entitled to vote at such meeting. The trust agreement provides that the same requirements are applicable to holders of trust stock seeking to effectively exercise such rights of the trust, as sole member of the company. The LLC agreement and the trust agreement specify certain requirements as to the form and content of a member’s or shareholder’s notice, as the case may be. These provisions may preclude members or holders of trust stock effectively exercising the voting rights of the trust as sole member of the company, as the case may be, from bringing matters before an annual meeting of members or from making nominations for directors at an annual or special meeting of members.

          Authorized but unissued shares of trust stock are available for future issuance without approval of the shareholders of the trust. These additional shares of trust stock may be utilized for a variety of purposes, including future public offerings to raise additional capital or to fund acquisitions. The existence of authorized but unissued shares of trust stock could render more difficult or discourage an attempt to obtain control of the trust by means of a proxy contest, tender offer, merger or otherwise.

          In addition, the board of directors of the company has broad authority to amend the LLC agreement, as discussed below. The board could, in the future, choose to amend the LLC agreement to include other provisions which have the intention or effect of discouraging takeover attempts.

Amendment of the LLC Agreement

          The LLC agreement may be amended by a majority vote of the board of directors of the company, except with respect to the following provisions, which effectively require an affirmative vote of at least a majority of the outstanding shares of trust stock of the company’s sole member:

•	the purpose or powers of the company;

•	the provisions regarding mandatory and acquisition exchanges of shares of trust stock for LLC interests described above;

•	the amount of authorized LLC interests;

•	the hiring of a replacement manager following the termination of the management services agreement; and

•	the merger and conversion of the company to a corporation or other type of entity pursuant to Section 18-216 of the Delaware Limited Liability Company Act.

          In addition, the consent of our Manager is required to amend the provision entitling it to appoint the director who will serve as the chairman of the board of directors of the company for so long as the management services agreement is in effect.

Transfer Agent and Registrar

          The transfer agent and registrar for the shares of trust stock and the LLC interests is Wells Fargo Bank, National Association. You may contact the transfer agent and registrar at Shareowner Services, Attention: Manager of Account Administration, 161 North Concord Exchange, South St. Paul, Minnesota 55075-1139.

Listing

          We intend to apply to list the shares of trust stock on the NYSE or to have the shares quoted on the Nasdaq National Market.

SECURITIES ELIGIBLE FOR FUTURE SALE

          Prior to this offering, no public market for our shares existed. The prevailing market price of our shares could decline because of sales of a large number of shares in the open market following this offering or the perception that those sales may occur. These factors also could impair our ability to raise capital through future offerings of shares.

          Upon completion of this offering, we will have outstanding an aggregate of                shares, assuming no exercise of the underwriters’ overallotment option, based on shares outstanding as of                , 2004. All of the shares sold in this offering will be freely tradable without restriction or further registration under the Securities Act, except for shares, if any, which may be acquired by our “affiliates” as that term is defined in Rule 144 under the Securities Act. Persons who may be deemed to be affiliates generally include individuals or entities that control, are controlled by, or are under common control with, us and may include our directors and officers as well as our significant shareholders, if any.

          An aggregate of approximately                shares held by our Manager upon completion of this offering are deemed “restricted securities,” as that term is defined in Rule 144 under the Securities Act and may not be resold in the absence of registration under the Securities Act or pursuant to exemptions from such registration, including, among others, the exemptions provided by Rule 144 under the Securities Act.

          Our Manager may elect to reinvest the performance fees it receives to buy our shares from us pursuant to the management services agreement. The shares our Manager receives upon reinvestment are also deemed “restricted securities,” as that term is defined in Rule 144 under the Securities Act and may not be resold in the absence of registration under the Securities Act or pursuant to exemptions from such registration, including, among others, the exemptions provided by Rule 144 under the Securities Act.

Lock-up Agreements

          We and our Manager have agreed to enter into lock-up agreements in favor of the underwriters that prohibit us and our Manager, directly or indirectly, from selling or otherwise disposing of any shares or securities convertible into shares for a period of 180 days from the date of this prospectus, without the prior written consent of Merrill Lynch, Pierce, Fenner & Smith Incorporated, subject to limited exceptions. Immediately following this offering, persons subject to lock-up agreements will own                shares, representing approximately                % of the then outstanding shares, or approximately                % if the underwriters’ overallotment option is exercised in full.

Rule 144

          In general, under Rule 144 as currently in effect, beginning 90 days after the date of this prospectus, a person who has beneficially owned restricted securities for at least one year is entitled to sell within any three-month period the number of those restricted securities that does not exceed the greater of:

•	1% of the total number of shares then outstanding; and

•	the average weekly trading volume of the shares during the four calendar weeks preceding the filing of a notice on Form 144 with respect to such sale.

          Sales under Rule 144 are also subject to manner-of-sale provisions and notice requirements and to the availability of current public information about us. Under Rule 144(k), a person that has not been one of our affiliates at any time during the three months preceding a sale, and that has beneficially owned the shares proposed to be sold for at least two years, is entitled to sell those shares without regard to the volume, manner of sale or other limitations contained in Rule 144.

Registration Rights

          Upon completion of this offering, we intend to enter into a registration rights agreement for the sale of shares owned by our Manager upon the request of our Manager. See “Our Manager — Management Services Agreement” for a discussion of this agreement. After these shares are registered, they will be freely tradable without restriction under the Securities Act.

MATERIAL U.S. FEDERAL INCOME TAX CONSIDERATIONS

          The following discussion describes the material U.S. federal (and certain state and local) income tax considerations associated with the purchase, ownership and disposition of shares as of the date hereof by U.S. holders (as defined below) and non-U.S. holders (as defined below). Except where noted, this discussion deals only with shares held as capital assets by holders who acquired shares upon their original issuance and does not address special situations, such as those of:

•	dealers in securities or currencies,

•	financial institutions,

•	regulated investment companies,

•	real estate investment trusts,

•	tax-exempt entities,

•	insurance companies,

•	persons holding shares as a part of a hedging, integrated or conversion transaction or a straddle,

•	traders in securities that elect to use a mark-to-market method of accounting for their securities holdings, or

•	persons liable for alternative minimum tax.

          Furthermore, the discussion below is based upon the provisions of the Internal Revenue Code of 1986, as amended, or the Code, the Treasury regulations promulgated thereunder, or the Regulations, and administrative and judicial interpretations thereof, all as of the date hereof, and such authorities may be repealed, revoked, modified or subject to differing interpretations, possibly on a retroactive basis, so as to result in U.S. federal income tax consequences different from those described below.

          A “U.S. holder” of shares means a beneficial owner of shares that is for U.S. federal income tax purposes:

•	an individual citizen or resident of the United States,

•	a corporation (or other entity taxable as a corporation) created or organized in or under the laws of the United States or any state thereof or the District of Columbia,

•	an estate the income of which is subject to U.S. federal income taxation regardless of its source, or

•	a trust if it (1) is subject to the primary supervision of a court within the United States and one or more U.S. persons have the authority to control all substantial decisions of the trust or (2) has a valid election in effect under applicable Regulations to be treated as a U.S. person.

          A “non-U.S. holder” of shares means a beneficial owner of shares that is not a U.S. holder.

          If a partnership or other entity or arrangement treated as a partnership for U.S. federal income tax purposes holds shares, the tax treatment of a partner will generally depend upon the status of the partner and the activities of the partnership. If you are a partner of a partnership holding shares, we urge you to consult your own tax adviser.

          No statutory, administrative or judicial authority directly addresses the treatment of shares or instruments similar to shares for U.S. federal income tax purposes. As a result, we cannot assure you that the IRS or the courts will agree with the tax consequences described herein. A different treatment from that described below could adversely affect the amount, timing and character of income, gain or loss in respect of an investment in the shares. If you are considering the purchase of shares, we urge you to consult your own tax advisor concerning the particular U.S. federal income tax consequences to you of the ownership of shares, as well as any consequences to you arising under the laws of any other taxing jurisdiction.

Status of the Trust

          Under current law and assuming full compliance with the terms of the trust agreement and based upon certain facts and assumptions, in the opinion of Shearman & Sterling LLP, the trust will be classified a grantor trust for U.S. federal income tax purposes and not as an association taxable as a corporation. As a result, for U.S. federal income tax purposes, you generally will be treated as the beneficial owner of a pro rata portion of the interests in the company held by the trust. You should be aware that an opinion of counsel is not binding on the IRS or the courts. Therefore, there can be no assurance that the IRS will not contend, or that a court will not ultimately hold, that the trust does not constitute a grantor trust for U.S. federal income tax purposes.

Status of the Company

          The company will be classified as a partnership for U.S. federal income tax purposes, provided that it is not characterized as a corporation by virtue of being a “publicly traded partnership” within the meaning of Section 7704(b) of the Code. The company will not be characterized as a corporation under that provision so long as (1) 90% or more of the company’s gross income during each taxable year constitutes “qualifying income,” within the meaning of Section 7704(d) of the Code, which we refer to as the qualifying income exception, and (2) the company is not required to register under the Investment Company Act. We anticipate that more than 90% of the gross income recognized by the company during each of its taxable years will consist of dividends, interest and capital gains from the sale or other disposition of stocks and bonds and that the Company will not be required to register under the Investment Company Act. Each of these items of gross income generally constitutes “qualifying income” within the meaning of Section 7704(d) of the Code. Whether the company will continue to meet the qualifying income exception is a matter that will be determined by the company’s operations and the facts existing at the time of future determinations. However, the company’s board of directors will use its best efforts to cause the company to operate in such manner as is necessary for the company to continue to meet the qualifying income exception.

          There can be no assurance that the IRS will not assert that the company should be treated as a publicly traded partnership taxable as a corporation. No ruling has been or will be sought from the IRS, and the IRS has made no determination, as to the status of the company for U.S. federal income tax purposes or whether the company’s operations generate “qualifying income” under Section 7704 of the Code.

          If the company fails to satisfy the “qualifying income” exception described above, other than a failure which is determined by the IRS to be inadvertent and which is cured within a reasonable period of time after the discovery of such failure, or if the company is required to register under the Investment Company Act, the company will be treated as if it had transferred all of its assets, subject to its liabilities, to a newly formed corporation, on the first day of the year in which it failed to satisfy the exception, in return for stock in that corporation, and then distributed that stock to the holders in liquidation of their interests in the company. This contribution and liquidation should be tax-free to holders and the company so long as the company, at that time, does not have liabilities in excess of its tax basis in its assets. Thereafter, the company would be treated as a corporation for U.S. federal income tax purposes. If the company were taxable as a corporation in any taxable year, either as a result of a failure to meet the qualifying income exception described above or otherwise, its items of income, gain, loss and deduction would be reflected only on its tax return rather than being passed through to the holders of shares, and its net income would be taxed to it at the tax rates applicable to domestic corporations. In addition, any distribution made to the trust would be treated as taxable dividend income, to the extent of the company’s current or accumulated earnings and profits, or, in the absence of current or accumulated earnings and profits, a nontaxable return of capital to the extent of each holder’s tax basis in its LLC interests, or taxable capital gain, after the holder’s tax basis in its LLC interests is reduced to zero. Taxation of the company as a corporation would result in a material reduction in a holder’s cash flow and after-tax return and thus would likely result in a substantial reduction of the value of the shares.

          The following discussion assumes that the company will be treated as a partnership for U.S. federal income tax purposes.

U.S. Holders

Treatment of Company Income

          A partnership does not incur U.S. federal income tax liability. Instead, each partner of a partnership is required to take into account its share of items of income, gain, loss, deduction and other items of the partnership. Accordingly, each holder will be required to include in income its allocable share of our income, gain, loss, deduction and other items for our taxable year ending with or within its taxable year. Our taxable year will end on December 31 unless otherwise required by law. In computing a partner’s U.S. federal income tax liability, such items must be included, regardless of whether cash distributions are made by the partnership. Thus, holders may be required to include income without a corresponding current receipt of cash if the company generates taxable income but does not make cash distributions.

          The company may acquire zero coupon bonds or other securities issued with original issue discount. As a holder of those securities, the company must include in gross income the original issue discount that accrues on such securities during the taxable year, even if it receives no corresponding payment on them during that taxable year.

          Under recently enacted amendments to the Code, “qualified dividend income” received by (or allocable to) non-corporate taxpayers, including individuals, from qualified foreign corporations and most domestic corporations generally is subject to tax at the lower rate applicable to long-term capital gain. In general, a “qualified foreign corporation” is a foreign corporation that (1) is incorporated in a possession of the United States, or (2) is eligible for the benefits of a tax treaty that is a “comprehensive income tax treaty” to which the United States is a party. A foreign corporation will also be treated as a “qualified foreign corporation” with respect to any dividend paid by such corporation if the stock with respect to which such dividend is paid is readily tradable on an established securities market in the United States. However, dividends from a foreign personal holding company, or FPHC, a foreign investment company, or FIC, or a passive foreign investment company, or PFIC, will not be treated as qualified dividend income. In addition, for a shareholder to receive qualifying dividend income with respect to dividends paid on common stock, the shareholder generally must hold the stock with respect to which the dividend is paid more than 60 days during the 121-day period beginning 60 days before the ex-dividend date.

          Dividends received by the company from U.S. corporations (including MIA Inc.) generally will constitute qualified dividend income. The company also expects that dividends it receives from Yorkshire Link and MCG will constitute qualified dividends, so long as such entities are not PFICs for the taxable year in which such dividends are paid, because such entities are not (and we do not expect them to become) FPHCs or FICs and are eligible for the benefits of comprehensive income tax treaties between the United States and the United Kingdom and Australia, respectively. While it is not entirely clear that SEW will be considered eligible for the benefits of the comprehensive income tax treaty between the United States and the United Kingdom because of its ownership structure, the company believes that SEW should be so considered (because substantially all of its income is derived from an active business in the United Kingdom) and, therefore, that dividends received from SEW should constitute qualified dividends (so long as SEW is not a PFIC for the taxable year in which such dividends are paid) because SEW is not (and we do not expect it to become) an FPHC or a FIC. It is possible, however, that the IRS may take a contrary view under existing law or that Regulations or other administrative guidance interpreting the qualified dividend income provisions will prevent dividends received by the company from SEW from constituting qualified dividend income. Further, because the ownership and activities of Yorkshire Link, MCG and SEW are not within our control, each of such entities could experience a change of ownership or activities that could result in it no longer being entitled to treaty benefits, and thus no longer considered a qualified foreign corporation for purposes of the qualified dividend income provisions, and we will be unable to stop such a change from occurring. Any dividends received by the company that do not constitute qualified dividend income will be taxed to U.S. holders at the tax rates generally applicable to ordinary income.

          We currently believe that neither Yorkshire Link, MCG nor SEW is a PFIC. However, our current conclusion regarding the PFIC status of any of such entities may be incorrect and, because such conclusion is a factual determination that is made annually and because we will not be in complete control of the activities of such entities, one or more of such entities may become PFICs in the future. You are urged to consult your own tax advisors with respect to the PFIC status of Yorkshire Link, MCG and SEW and the effect of the potential PFIC status of such entities on the treatment of dividends to you.

          Dividends received by the company from other foreign corporations in which it may own stock from time to time may constitute “qualified dividend income” if such foreign corporations satisfy the definition of a “qualified foreign corporation.” We cannot assure you that dividends from foreign corporations whose stock we subsequently acquire (or, as described above, in which we currently own stock) will constitute qualified dividend income.

          Unless Congress enacts legislation providing otherwise, the reduced rates for qualified dividend income will not apply for taxable years beginning after December 31, 2008, and the law as in effect prior to the enactment of the qualified dividend income provisions will apply.

Allocation of the Company’s Profits and Losses

          For U.S. federal income tax purposes, a holder’s distributive share of the company’s income, gain, loss, deduction and other items will be determined by the LLC agreement, unless an allocation under the agreement does not have “substantial economic effect,” in which case the allocations will be determined in accordance with the “partners’ interests in the partnership.” The company believes that the allocations pursuant to the LLC agreement should be considered to have substantial economic effect.

          If the allocations provided by the LLC agreement were successfully challenged by the IRS, the amount of income or loss allocated to holders for U.S. federal income tax purposes under the agreement could be increased or reduced or the character of the income or loss could be modified.

Treatment of Distributions

          Distributions of cash by a partnership are generally not taxable to the distributee to the extent the amount of cash does not exceed the distributee’s tax basis in its partnership interest. Thus, any cash distributions made by the company will be taxable to a holder only to the extent such distributions exceed the holder’s tax basis in the LLC interests it is treated as owning (See “— Tax Basis in LLC Interests” below). Any cash distributions in excess of a holder’s tax basis generally will be considered to be gain from the sale or exchange of the shares (See “— Disposition of Shares” below).

Disposition of Shares

          If a U.S. holder transfers shares, it will be treated for U.S. federal income tax purposes as transferring its pro rata share of the LLC interests held by the trust. If such transfer is a sale or other taxable disposition, the U.S. holder will generally be required to recognize gain or loss measured by the difference between the amount realized on the sale and the U.S. holder’s adjusted tax basis in the LLC interests deemed sold. The amount realized will include the U.S. holder’s share of the company’s liabilities, as well as any proceeds from the sale. The gain or loss recognized will generally be taxable as capital gain or loss, except that the gain will be ordinary income to the extent attributable to the U.S. holder’s allocable share of unrealized gain or loss in assets of the company to the extent described in Section 751 of the Code (including unremitted earnings of any controlled foreign corporations held, directly or indirectly, by the company). Capital gain of non-corporate U.S. holders is eligible to be taxed at reduced rates where the LLC interests deemed sold are considered held for more than one year. Capital gain of corporate U.S. holders is taxed at the same rate as ordinary income. Any capital loss recognized by a U.S. holder on a sale of shares will generally be deductible only against capital gains, except that a non-corporate U.S. holder may also offset up to $3,000 per year of ordinary income.

          In general, a U.S. holder who is deemed to dispose of an interest in a PFIC may be subject to certain adverse tax consequences unless one of certain specific tax elections (if available) is made. These consequences are generally that (1) any gain derived from the deemed disposition of such stock, as well as any “excess distribution” that is treated as received from the PFIC (i.e., a distribution that exceeds 125% of the average distributions from the shorter of the prior three years and the holder’s holding period), would be treated as ordinary income that was earned ratably over each day in the holder’s holding period for the stock, (2) the portion of such gain or distribution that is allocable to prior taxable years generally would be subject to U.S. federal income tax at the highest rate applicable to ordinary income for the relevant taxable years, regardless of the tax rate otherwise applicable to the U.S. holder, and (3) an interest charge would be imposed on the resulting tax liability as if such liability represented a tax deficiency for the past taxable years.

          A U.S. holder would be deemed to dispose of an interest in a PFIC if the company disposes of stock in a PFIC, the company receives an excess distribution from a PFIC or such U.S. holder disposes of shares at a time when the company holds stock in a PFIC. As stated above, while we currently believe that neither Yorkshire Link, MCG nor SEW is a PFIC, our current conclusion regarding the PFIC status of any of such entities may be incorrect and, because such conclusion is a factual determination that is made annually and because we will not be in control of the activities of such entities, one or more of such entities may become a PFIC in the future. You are urged to consult your own tax advisors with respect to the application of the PFIC rules to your particular circumstances.

Tax Basis in LLC Interests

          A U.S. holder’s initial tax basis in the LLC interests it is treated as holding will equal the sum of (a) the amount of cash paid by such U.S. holder for its shares and (b) such U.S. holder’s share of the company’s liabilities. A U.S. holder’s tax basis in the LLC interests it is treated as holding will be increased by (a) the U.S. holder’s share of the company’s taxable income, including capital gain, (b) the U.S. holder’s share of the company’s income, if any, that is exempt from tax, and (c) any increase in the U.S. holder’s share of the company’s liabilities. A U.S. holder’s tax basis in the LLC interests it is treated as holding will be decreased (but not below zero) by (a) the amount of any cash distributed (or deemed distributed) to the U.S. holder, (b) the U.S. holder’s share of the company’s losses and deductions, (c) the U.S. holder’s share of the company’s expenditures that are neither deductible nor properly chargeable to its capital account, and (d) any decrease in the U.S. holder’s share of the company’s liabilities.

Treatment of Short Sales

          A U.S. holder whose shares are loaned to a “short seller” to cover a short sale of shares may be considered as having disposed of those shares. If so, such U.S. holder would no longer be a beneficial owner of a pro rata portion of the LLC interests with respect to those shares during the period of the loan and may recognize gain or loss from the disposition. As a result, during the period of the loan, (1) any of our income, gain, loss, deduction or other items with respect to those shares would not be reported by the U.S. holder, and (2) any cash distributions received by the U.S. holder as to those shares would be fully taxable, likely as ordinary income. Accordingly, U.S. holders who desire to avoid the risk of gain recognition from a loan to a short seller are urged to modify any applicable brokerage account agreements to prohibit their brokers from borrowing their shares.

Limitations on Interest Deductions

          The deductibility of a non-corporate U.S. holder’s “investment interest expense” is generally limited to the amount of that holder’s “net investment income.” Investment interest expense would generally include interest expense incurred by the company, if any, and investment interest expense incurred by the U.S. holder on any margin account borrowing or other loan incurred to purchase or carry shares. Net investment income includes gross income from property held for investment and amounts treated as portfolio income, such as dividends and interest, under the passive loss rules, less deductible expenses, other than interest, directly connected with the production of investment income. For this purpose, any long-term capital gain or qualifying dividend income that is taxable at long-term capital gains rates is excluded from net investment income unless the U.S. holder elects to pay tax on such gain or dividend income at ordinary income rates.

Organization, Syndication and Other Expenses

          In general, expenses incurred by us that are considered “miscellaneous itemized deductions” may be deducted by a U.S. holder that is an individual, estate or trust only to the extent that they exceed 2% of the adjusted gross income of such U.S. holder. The Code imposes additional limitations (which are scheduled to be phased out between 2006 and 2010) on the amount of certain itemized deductions allowable to individuals, by reducing the otherwise allowable portion of such deductions by an amount equal to the lesser of:

•	3% of the individual’s adjusted gross income in excess of certain threshold amounts; or

•	80% of the amount of certain itemized deductions otherwise allowable for the taxable year.

          In addition, these expenses are also not deductible in determining the alternative minimum tax liability of a U.S. holder. The company will report such expenses on a pro rata basis to the holders, and each U.S. holder will determine separately to what extent they are deductible on such U.S. holder’s tax return. A U.S. holder’s inability to deduct all or a portion of such expenses could result in an amount of taxable income to such U.S. holder with respect to the company that exceeds the amount of cash actually distributed to such U.S. holder for the year. We anticipate that management fees the company will pay will constitute miscellaneous itemized deductions. If the IRS were to successfully assert that any portion of the management fees paid by the company to our Manager should have been paid by MIA Inc., such management fees would not be deductible by the company. In contrast, if the IRS were to successfully assert that any portion of the management fees paid by MIA Inc. to our Manager should have been paid by the company, the company likely would recognize a deemed dividend from MIA Inc. and the company would recognize additional deductions for management fees, which would be subject to the limitations described above.

          Under Section 709(b) of the Code, amounts paid or incurred to organize a partnership may, at the election of the partnership, be treated as deferred expenses, which are allowed as a deduction ratably over a period of not less than 60 months. The company has not yet determined whether it will make such an election. A U.S. holder’s distributive share of such organizational expenses will constitute miscellaneous itemized deductions. Expenditures in connection with the issuance and marketing of shares (so-called “syndication fees”) are not eligible for the 60-month amortization provision and are not deductible.

Section 754 Election

          The company will make the election permitted by Section 754 of the Code. Such an election is irrevocable without the consent of the IRS. The election will generally permit a purchaser of shares to adjust its proportionate share of the basis in the company’s assets, or the inside basis, pursuant to Section 743(b) of the Code to fair market value (as reflected in the purchase price for the purchaser’s shares), as if it had acquired a direct interest in the company’s assets. The Section 743(b) adjustment is attributed solely to a purchaser of shares and is not added to the bases of the company’s assets associated with all of the other holders.

          The calculations under Section 754 of the Code are complex, and there is little legal authority concerning the mechanics of the calculations, particularly in the context of publicly traded partnerships. To help reduce the complexity of those calculations and the resulting administrative costs to the company, the company will apply certain conventions in determining and allocating the Section 743 basis adjustments. It is possible that the IRS will successfully assert that the conventions utilized by the company do not satisfy the technical requirements of the Code or the Regulations and, thus, will require different basis adjustments to be made.

Passive Activity Income and Loss

          Individuals are subject to certain “passive activity loss” rules under Section 469 of the Code. Under these rules, losses from a passive activity generally may not be used to offset income derived from any source other than passive activities. Losses that cannot be currently used under this rule may generally be carried forward. Upon an individual’s disposition of an interest in the passive activity, the individual’s unused passive losses may generally be used to offset other (i.e., non-passive) income. Under temporary Regulations, income or loss from the company’s investments generally will not constitute income or loss from a passive activity. Therefore, income or gains from the company’s investments will not be available to offset a U.S. holder’s passive losses from other sources.

Transferor/ Transferee Allocations

          In general, the company’s taxable income and losses will be determined annually and will be prorated on a monthly basis and apportioned among the holders in proportion to the number of LLC interests treated as owned by each of them as of the close of the last trading day of the preceding month. However, gain or loss realized on a sale or other disposition of the company’s assets other than in the ordinary course of business shall be allocated among the holders as of the close of the last trading day of the month preceding the month in which such gain or loss is recognized for U.S. federal income tax purposes. As a result, a holder transferring its shares may be allocated income, gain, loss and deduction realized after the date of transfer.

          Section 706 of the Code generally requires that items of partnership income and deductions be allocated between transferors and transferees of partnership interests on a daily basis. It is possible that transfers of shares could be considered to occur for U.S. federal income tax purposes when the transfer is completed without regard to the company’s convention for allocating income and deductions. In that event, the company’s allocation method might be considered a monthly convention that does not literally comply with that requirement.

          If the IRS treats transfers of shares as occurring throughout each month and a monthly convention is not allowed by the Regulations (or only applies to transfers of less than all of a holder’s shares) or if the IRS otherwise does not accept the company’s convention, the IRS may contend that taxable income or losses of the company must be reallocated among the holders. If such a contention were sustained, the holders’ respective tax liabilities would be adjusted to the possible detriment of certain holders. The company’s board of directors is authorized to revise the company’s method of allocation between transferors and transferees (as well as among holders whose interests otherwise vary during a taxable period).

Tax Reporting by the Trust and the Company

          Information returns will be filed with the IRS, as required, with respect to income, gain, loss, deduction and other items derived from the shares. The company will file a partnership return with the IRS and intends to issue a Schedule K-1 to the trustee. The trustee intends to report certain information to you on IRS Forms 1099 or substantially similar forms. If you hold your shares through a nominee (such as a broker), the nominee, and not the trustee, will be required to provide you with such IRS Forms 1099 or substantially similar forms. We note that, given the lack of authority addressing structures similar to that of the trust and the company, it is not certain that the IRS will agree with the manner in which tax reporting by the trust and the company will be undertaken. Furthermore, holders should be aware that Treasury regulations have been proposed which, if finalized, could alter the manner in which tax reporting by the trust, the company and any nominee will be undertaken.

Audits and Adjustments to Tax Liability

          Any challenge by the IRS to the tax treatment by a partnership of any item must be conducted at the partnership, rather than at the partner, level. A partnership ordinarily designates a “tax matters partner” (as defined under Section 6231 of the Code) as the person to receive notices and to act on its behalf in the conduct of such a challenge or audit by the IRS.

          Pursuant to the LLC agreement, our Manager will be appointed the “tax matters partner” of the company for all purposes pursuant to Sections 6221-6231 of the Code. The tax matters partner, which is required by the LLC agreement to notify all U.S. holders of any U.S. federal income tax audit of the company, will have the authority under the LLC agreement to conduct any IRS audits of the company’s tax returns or other tax-related administrative or judicial proceedings and to settle or further contest any issues in such proceedings. The decision in any proceeding initiated by the tax matters partner will be binding on all U.S. holders. As the tax matters partner, our Manager will have the right on behalf of all holders to extend the statute of limitations relating to the holders’ U.S. federal income tax liabilities with respect to company items.

          A U.S. federal income tax audit of the company’s information return may result in an audit of the returns of the U.S. holders, which, in turn, could result in adjustments of items of a holder that are unrelated to the company as well as to company-related items. In particular, there can be no assurance that the IRS, upon an audit of an information return of the company or of an income tax return of a U.S. holder, might not take a position that differs from the treatment thereof by the company. A U.S. holder would be liable for interest on any deficiencies that resulted from any adjustments. Potential U.S. holders should also recognize that they might be forced to incur substantial legal and accounting costs in resisting any challenge by the IRS to items in their individual returns, even if the challenge by the IRS should prove unsuccessful.

Foreign Tax Credits

          Subject to generally applicable limitations, U.S. holders will be able to claim foreign tax credits with respect to certain foreign income taxes paid or incurred by us, withheld on payments made to us or paid by us on behalf of holders. If a holder elects to claim a foreign tax credit, it must include in its gross income, for U.S. federal income tax purposes, both its share of the company’s items of income and gain and also its share of the amount which we deem to be the holder’s portion of foreign income taxes paid with respect to, or withheld from, dividends, interest or other income derived by the company. U.S. holders may then subtract from their U.S. federal income tax the amount of such taxes withheld, or else treat such foreign taxes as deductions from gross income; however, as in the case of investors receiving income directly from foreign sources, the above-described tax credit or deduction is subject to certain limitations. The Code imposes a required holding period on stock for U.S. holders to be eligible to claim such credits. Even if the holder is unable to claim a credit, he or she must include all amounts described above in income. In addition, U.S. holders should consult their tax advisors regarding this election and its consequences to them.

Taxation of Certain Foreign Earnings

          Under Subpart F of the Code, certain undistributed earnings and certain passive income of a foreign company constituting a controlled foreign corporation, or CFC, as defined in Section 957 of the Code, are taxed to certain U.S. holders prior to being distributed. We believe, but cannot offer any assurances, that none of the foreign companies that the company currently intends to invest in are CFCs. In addition, no assurances can be given that other foreign companies in which the company may invest in the future will not be CFCs. Even if a foreign corporation in which we invest constitutes a CFC, we will recognize income in respect of such CFC prior to the receipt of cash distributions only if such CFC recognizes more than a de minimis amount of certain types of income. Distributions made by a foreign company regarded as a CFC could generally constitute “qualified dividend income”; however, the operation of the Subpart F provisions could result in such earnings, when distributed or deemed distributed, not being regarded as “qualified dividend income.” Further, as discussed above in “— Disposition of Shares,” U.S. holders of PFICs may be subject to certain adverse U.S. federal income tax consequences, including a deferred interest charge upon the distribution of previously accumulated earnings.

Taxation of Foreign Currency Transactions

          To the extent that the company receives dividends or interest income denominated in a non-U.S. currency (which we expect to be the case with respect to dividends from SEW, Yorkshire Link and MCG), the company may realize gain or loss attributable to fluctuations in the value of such non-U.S. currencies relative to the value of the dollar. In general, gains or losses of the company on the acquisition and disposition of non-U.S. currency will be treated as ordinary income or loss. In addition, gains or losses attributable to fluctuations in exchange rates that occur between the time that the company accrues interest or expenses denominated in a non-U.S. currency and the time that the company collects the interest or pays the expenses may be treated as ordinary income or loss.

Tax Shelter Disclosure Regulations

          There are circumstances, as set forth by Regulations and revenue procedures, under which certain transactions must be disclosed to the IRS in a disclosure statement attached to a taxpayer’s U.S. federal income tax return (a copy of such statement must also be sent to the IRS Office of Tax Shelter Analysis). In addition, these Regulations impose a requirement on certain “material advisors” to maintain a list of persons participating in such transactions, which list must be furnished to the IRS upon written request. These Regulations can apply to transactions not conventionally considered to involve abusive tax planning. Consequently, it is possible that such disclosure could be required by the company or the holders (1) if a holder incurs a loss (in each case, in excess of a threshold computed without regard to offsetting gains or other income or limitations) from the disposition (including by way of withdrawal) of shares, (2) if the company’s activities result in certain book/tax differences, or (3) possibly in other circumstances. Furthermore, the company’s material advisors could be required to maintain a list of persons investing in the company pursuant to these Regulations. While the tax shelter disclosure regulations generally do not apply to a loss recognized on the disposition of an asset in which the taxpayer has a qualifying basis (generally a basis equal to the amount of cash paid by the taxpayer for such asset), such regulations will apply to a taxpayer recognizing a loss with respect to interests in a pass-through entity (such as the shares) even if its basis in such interests is equal to the amount of cash it paid. U.S. holders should consult their tax advisors regarding the tax shelter disclosure regulations and their possible application to them.

Non-U.S. Holders

          A non-U.S. holder will not be subject to U.S. federal income tax on such holder’s distributive share of the company’s income, provided that such income is not considered to be income of the holder that is “effectively connected with the conduct of a trade or business within the United States.” In the case of an individual non-U.S. holder, such holder will not be subject to U.S. federal income tax on gains on the sale of shares in the company or such holder’s distributive share of gains if such holder is not present in the United States for 183 days or more during a taxable year.

          The company will not be treated as “engaged in a trade or business within the United States” and therefore should not realize income that would be treated as effectively connected with the conduct of a trade or business within the United States. If the income from the company is “effectively connected” with a U.S. trade or business carried on by a non-U.S. holder (or, if certain income tax treaties apply, is attributable to a U.S. permanent establishment), then such holder’s share of any income and any gains realized upon the sale or exchange of shares will be subject to U.S. income tax at the graduated rates applicable to U.S. citizens, residents and domestic corporations. Non-U.S. holders that are corporations may also be subject to a 30% branch profits tax (or lower treaty rate, if applicable) on their effectively connected earnings and profits that are not timely reinvested in a U.S. trade or business.

          In addition, gains, if any, allocable to a non-U.S. holder and attributable to a sale by the company of a “U.S. real property interest,” or USRPI (other than such gains subject to tax under the rules discussed above), are generally subject to U.S. federal income tax as if such gains were effectively connected with the conduct by the non-U.S. holder of a U.S. trade or business. Moreover, a withholding tax is imposed with respect to such gain as a means of collecting such tax. For this purpose, a USRPI includes an interest (other than solely as a creditor) in a “U.S. real property holding corporation” (in general, a U.S. corporation, at least 50% of whose real estate and trade or business assets, measured by fair market value, consists of USRPIs), as well as an interest in a partnership that holds USRPIs. This withholding tax would also be creditable against a non-U.S. holder’s actual U.S. federal income tax liability and any excess withholding tax may generally be eligible for refund. Although a non-U.S. holder who is a partner in a partnership that owns USRPIs is generally subject to tax on its sale or other disposition of its partnership interest to the extent attributable to such USRPIs, no withholding tax is generally imposed on the transfer of publicly traded partnership interests, and gain will not be taxable under the USRPI provisions where the non-U.S. holder owns no more than 5% of a publicly traded entity such as the company. A non-U.S. holder that owns more than 5% of the company should consult its tax advisor about the potential application of the USRPI provisions. The company expects that initially none of its assets will constitute a USRPI, but no assurances can be given that one or more of its assets does not or will not represent a USRPI either now or in the future.

          A non-U.S. holder generally will be subject to U.S. federal withholding tax at the rate of 30% (or, under certain circumstances, at a reduced rate provided by an income tax treaty, if applicable) in respect of such holder’s distributive share of dividends from U.S. corporations (including MIA Inc.) and certain other types of U.S.-source income realized by the company.

          Non-U.S. holders are advised to consult their own tax advisors with respect to the particular tax consequences to them of an investment in the company.

Backup Withholding

          The company is required in certain circumstances to backup withhold on certain payments paid to noncorporate holders of the company’s shares who do not furnish the company with their correct taxpayer identification number (in the case of individuals, their social security number) and certain certifications, or who are otherwise subject to backup withholding. Backup withholding is not an additional tax. Any amounts withheld from payments made to you may be refunded or credited against your U.S. federal income tax liability, if any, provided that the required information is furnished to the IRS.

Tax-Exempt Organizations

          An organization that is otherwise exempt from U.S. federal income tax is nonetheless subject to taxation with respect to its “unrelated business taxable income,” or UBTI, to the extent that its UBTI from all sources exceeds $1,000 in any taxable year. Except as noted below with respect to certain categories of exempt income, UBTI generally includes income or gain derived (either directly or through partnerships) from a trade or business, the conduct of which is substantially unrelated to the exercise or performance of the organization’s exempt purpose or function.

          UBTI generally does not include passive investment income, such as dividends, interest and capital gains, whether realized by the organization directly or indirectly through a partnership (such as the company) in which it is a partner. This type of income is exempt, subject to the discussion of “unrelated debt-financed income” below, even if it is realized from securities trading activity that constitutes a trade or business.

          UBTI includes not only trade or business income or gain as described above, but also “unrelated debt-financed income.” This latter type of income generally consists of (1) income derived by an exempt organization (directly or through a partnership) from income-producing property with respect to which there is “acquisition indebtedness” at any time during the taxable year, and (2) gains derived by an exempt organization (directly or through a partnership) from the disposition of property with respect to which there is acquisition indebtedness at any time during the twelve-month period ending with the date of the disposition.

          The company will incur “acquisition indebtedness” with respect to certain of its transactions. To the extent the company recognizes income in the form of dividends and interest from securities with respect to which there is “acquisition indebtedness” during a taxable year, the percentage of the income that will be treated as UBTI generally will be equal to the amount of the income times a fraction, the numerator of which is the “average acquisition indebtedness” incurred with respect to the securities, and the denominator of which is the “average amount of the adjusted basis” of the securities during the period such securities are held by the company during the taxable year.

          To the extent the company recognizes gain from securities with respect to which there is “acquisition indebtedness,” the portion of the gain that will be treated as UBTI will be equal to the amount of the gain times a fraction, the numerator of which is the highest amount of the “acquisition indebtedness” with respect to the securities during the twelve-month period ending with the date of their disposition, and the denominator of which is the “average amount of the adjusted basis” of the securities during the period such securities are held by the company during the taxable year. In determining the unrelated debt-financed income of the company, an allocable portion of deductions directly connected with the company’s debt-financed property will be taken into account. In making such a determination, for instance, a portion of losses from debt-financed securities (determined in the manner described above for evaluating the portion of any gain that would be treated as UBTI) would offset gains treated as UBTI. A charitable remainder trust will not be exempt from U.S. federal income tax under the Code for any year in which it has UBTI; in view of the potential for UBTI, the company is not a suitable investment for a charitable remainder trust.

Certain State and Local Taxation Matters

          Prospective holders should consider, in addition to the U.S. federal income tax consequences described, potential state and local tax considerations in investing in the shares.

          State and local laws often differ from U.S. federal income tax laws with respect to the treatment of specific items of income, gain, loss, deduction and credit. A holder’s distributive share of the taxable income or loss of the company generally will be required to be included in determining its reportable income for state and local tax purposes in the jurisdiction in which the holder is a resident. The company may conduct business in a jurisdiction that will subject a holder to tax (and require a holder to file an income tax return with the jurisdiction in respect to the holder’s share of the income derived from that business.) A prospective holder should consult its tax advisor with respect to the availability of a credit for such tax in the jurisdiction in which the holder is a resident.

          The company should not be subject to the New York City unincorporated business tax because such tax is not imposed on an entity that is primarily engaged in the purchase and sale of securities for its “own account.” By reason of a similar “own account” exemption, it is also expected that a nonresident individual U.S. holder should not be subject to New York State personal income tax with respect to his or her share of income or gain recognized by us. A nonresident individual U.S. holder will not be subject to New York City earnings tax on nonresidents with respect to his or her investment in us. New York State and New York City residents will be subject to New York State and New York City personal income tax on their income recognized in respected of the shares. Because the company may conduct its business, in part, in New York City, corporate U.S. holders generally will be subject to the New York State franchise tax and the New York City general corporation tax by reason of their investment in the company, unless certain exemptions apply. However, pursuant to regulations, the company may qualify as a “portfolio investment partnership.” Accordingly, non-New York corporate U.S. holders not otherwise subject to New York State franchise tax or New York City general corporation tax may not be subject to such tax solely by reason of investing in shares. No ruling from the New York State Department of Taxation and Finance or the New York City Department of Finance has been, or will be, requested regarding such matters.

          THIS SUMMARY IS INTENDED TO BE A GENERAL DISCUSSION OF THE MATERIAL U.S. FEDERAL (AND CERTAIN STATE AND LOCAL) INCOME TAX CONSIDERATIONS FOR U.S. HOLDERS OF THE SHARES. U.S. HOLDERS SHOULD BE AWARE, HOWEVER, THAT CERTAIN ASPECTS OF U.S. FEDERAL, STATE AND LOCAL INCOME TAX TREATMENT ARE NOT CLEAR UNDER EXISTING LAW. THUS, U.S. HOLDERS SHOULD CONSULT THEIR OWN TAX ADVISORS TO DETERMINE THE TAX CONSEQUENCES OF OWNERSHIP OF THE SHARES IN THEIR PARTICULAR CIRCUMSTANCES, INCLUDING THE APPLICATION OF U.S. FEDERAL, STATE, LOCAL AND FOREIGN TAX LAWS.

UNDERWRITING

          Merrill Lynch, Pierce, Fenner & Smith Incorporated is acting as representative of the underwriters. Subject to the terms and conditions described in a purchase agreement between us and the underwriters, we have agreed to sell to the underwriters, and the underwriters severally have agreed to purchase from us, the number of shares listed below.

Number
of Shares
Underwriter
Merrill Lynch, Pierce, Fenner & Smith Incorporated

Total

          Subject to the terms and conditions in the purchase agreement, the underwriters have agreed to purchase all the shares sold under the purchase agreement if any of these shares are purchased. If an underwriter defaults, the purchase agreement provides that the purchase commitments of the nondefaulting underwriters may be increased or the purchase agreements may be terminated.

          We have agreed to indemnify the underwriters against certain liabilities, including liabilities under the Securities Act, or to contribute to payments the underwriters may be required to make in respect of those liabilities.

          The underwriters are offering the shares, subject to prior sale, when, as and if issued to and accepted by them, subject to approval of legal matters by their counsel, including the validity of the shares, and other conditions contained in the purchase agreements, such as the receipt by the underwriters of officer’s certificates and legal opinions. The underwriters reserve the right to withdraw, cancel or modify offers to the public and to reject orders in whole or in part.

Commissions and Discounts

          The representative has advised us that the underwriters propose initially to offer the shares to the public at the initial public offering price on the cover page of this prospectus and to dealers at that price less a concession not in excess of $  per share. The underwriters may allow, and the dealers may reallow, a discount not in excess of $  per share to other dealers. After the initial public offering, the public offering price, concession and discount may be changed.

          The following table shows the public offering price, underwriting discount and proceeds before expenses to us. The information assumes either no exercise or full exercise by the underwriters of their overallotment option.

	Per Share	Without Option	With Option

Public offering price	$	$	$
Underwriting discount	$	$	$
Proceeds, before expenses, to us	$	$	$

          The expenses of the offering, not including the underwriting discount, are estimated at $  and are payable by us.

Overallotment Option

          We have granted options to the underwriters to purchase up to               additional shares at the public offering price less the underwriting discount. The underwriters may exercise this option for 30 days from the date of this prospectus solely to cover any overallotments. If the underwriters exercise this option, each will be obligated, subject to conditions contained in the purchase agreement, to purchase a number of additional shares proportionate to that underwriter’s initial amount reflected in the above table.

Our Manager’s Investment

          Our Manager has agreed to purchase from us, at the closing of this offering in a separate private placement, up to 10% of the number of shares offered hereby at a per share price equal to the initial public offering price, with a total price not to exceed $35 million.

No Sales of Similar Securities

          We and our executive officers and directors and our Manager have agreed, with exceptions, not to sell or transfer any shares for 180 days after the date of this prospectus without first obtaining the written consent of Merrill Lynch. Specifically, we and these other individuals have agreed not to directly or indirectly:

•	offer, pledge, sell or contract to sell any shares,

•	sell any option or contract to purchase any shares,

•	purchase any option or contract to sell any shares,

•	grant any option, right or warrant for the sale of any shares,

•	lend or otherwise dispose of or transfer any shares,

•	request or demand that we file a registration statement related to the shares, or

•	enter into any swap or other agreement that transfers, in whole or in part, the economic consequence of ownership of any shares whether any such swap or transaction is to be settled by delivery of shares or other securities, in cash or otherwise.

          This lockup provision applies to shares and to securities convertible into or exchangeable or exercisable for or repayable with shares. It also applies to shares owned now or acquired later by the person executing the agreement or for which the person executing the agreement later acquires the power of disposition.

          Our lock-up does not limit our ability to sell shares to our Manager upon its reinvestment of fees payable under the management services agreement.

Listing

          We intend to apply to list the shares on the New York Stock Exchange or to have the shares quoted on the Nasdaq National Market.

          Before this offering, there has been no public market for our shares. The initial public offering price will be determined through negotiations among us and the representative. In addition to prevailing market conditions, the factors to be considered in determining the initial public offering price are

•	the valuation multiples of publicly traded companies that the representative believes to be comparable to us,

•	our financial information,

•	the history of, and the prospects for, our company and the industries in which we compete,

•	an assessment of our management, its past and present operations, and the prospects for, and timing of, our future revenues,

•	the present state of our development, and

•	the above factors in relation to market values and various valuation measures of other companies engaged in activities similar to ours.

          An active trading market for the shares may not develop. It is also possible that after the offering the shares will not trade in the public market at or above the initial public offering price.

          The underwriters do not expect to sell more than 5% of the shares in the aggregate to accounts over which they exercise discretionary authority.

Price Stabilization, Short Positions and Penalty Bids

          Until the distribution of the shares is completed, SEC rules may limit the underwriters and selling group members from bidding for and purchasing our shares. However, the representative may engage in transactions that stabilize the price of the shares, such as bids or purchases to peg, fix or maintain that price.

          If the underwriters create a short position in the shares in connection with the offering, i.e., if they sell more shares than are listed on the cover of this prospectus, the representative may reduce that short position by purchasing shares in the open market. The representative may also elect to reduce any short position by exercising all or part of the overallotment option described above. Purchases of the shares to stabilize their price or to reduce a short position may cause the price of the shares to be higher than it might be in the absence of such purchases.

          The representative may also impose a penalty bid on the underwriters and selling group members. This means that, if the representative purchases shares in the open market to reduce the underwriter’s short position or to stabilize the price of such shares, it may reclaim the amount of the selling concession from the underwriters and selling group members who sold those shares. The imposition of a penalty bid may also affect the price of the shares in that it discourages resales of those shares.

          Neither we nor any of the underwriters make any representation or prediction as to the direction or magnitude of any effect that the transactions described above may have on the price of the shares. In addition, neither we nor any of the underwriters make any representation that the representative or the lead manager will engage in these transactions or that these transactions, once commenced, will not be discontinued without notice.

LEGAL MATTERS

          The validity of the securities offered in this prospectus is being passed upon for us by Potter Anderson & Corroon LLP, Wilmington, Delaware. Certain legal matters in connection with the securities offered hereby will be passed upon for us by Shearman & Sterling LLP, New York, New York. Sidley Austin Brown & Wood LLP, New York, New York is acting as counsel for the underwriters in this offering.

EXPERTS

          The consolidated financial statements of Macquarie Americas Parking Corporation at December 31, 2003 and 2002, and for the year ended December 31, 2003 and for the period July 23, 2002 to December 31, 2002 and the consolidated statements of operations and cash flows of Off-Airport Parking Operations of PCA Parking Company of America LLC, for the period January 1, 2002 to December 18, 2002 and for the year ended December 31, 2001 appearing in this prospectus and registration statement have been audited by Ernst & Young LLP, independent auditors, as set forth in their reports thereon appearing elsewhere herein and are included herein in reliance upon such reports given on the authority of such firm as experts in accounting and auditing.

          The consolidated financial statements of Connect M1-A1 Holdings Limited and Subsidiary as of December 31, 2003 and March 31, 2003 and for the nine months ended December 31, 2003 and the years ended March 31, 2003 and 2002, included in this prospectus have been audited by Deloitte & Touche LLP, independent registered accountants, as stated in their report appearing herein and have been so included in reliance upon the report of such firm given upon their authority as experts in accounting and auditing.

          The consolidated financial statements of Executive Air Support, Inc. as of December 31, 2003 and 2002, and for each of the years in the two-year period ended December 31, 2003, have been included herein and in the registration statement in reliance upon the report of KPMG LLP, independent registered public accounting firm, appearing elsewhere herein, and upon the authority of said firm as experts in accounting and auditing. The audit report covering the December 31, 2003, consolidated financial statements refers to a change in the method of accounting for goodwill and other intangible assets.

WHERE YOU CAN FIND ADDITIONAL INFORMATION

          We have filed with the SEC a registration statement on Form S-1, which includes exhibits, schedules and amendments, under the Securities Act with respect to this offering of our shares. Although this prospectus, which forms a part of the registration statement, contains all material information included in the registration statement, parts of the registration statement have been omitted as permitted by rules and regulations of the SEC. We refer you to the registration statement and its exhibits for further information about us, our shares and this offering. The registration statement and its exhibits can be inspected and copied at the SEC’s public reference room at 450 Fifth Street, N.W., Washington, D.C. 20549-1004. The public may obtain information about the operation of the public reference room by calling the SEC at 1-800-SEC-0300. In addition, the SEC maintains a website at http://www.sec.gov that contains the Form S-1 and other reports, proxy and information statements and information regarding issuers that file electronically with the SEC.

          Following this offering, we will be required to file current reports, quarterly reports, annual reports, proxy statements and other information with the SEC. You may read and copy these reports, proxy statements and other information at the SEC’s public reference room or through its Internet website.

MACQUARIE INFRASTRUCTURE ASSETS TRUST

INDEX TO FINANCIAL STATEMENTS

Page
Number

Executive Air Support, Inc.
Report of Independent Registered Public Accounting Firm	F-4
Consolidated Balance Sheets at December 31, 2003 and December 31, 2002	F-5
Consolidated Statements of Operations for the year ended December 31, 2003 and for the year ended December 31, 2002	F-6
Consolidated Statements of Stockholders’ Deficit for the year ended December 31, 2003 and for the year ended December 31, 2002	F-7
Consolidated Statements of Cash Flows for the year ended December 31, 2003 and for the year ended December 31, 2002	F-8
Notes to Consolidated Financial Statements	F-9
Consolidated Condensed Balance Sheet at March 31, 2004 (unaudited)	F-21
Consolidated Condensed Statements of Operations for the three months ended March 31, 2004 (unaudited) and for the three months ended March 31, 2003 (unaudited)	F-22
Consolidated Condensed Statements of Cash Flows for the three months ended March 31, 2004 (unaudited) and for the three months ended March 31, 2003 (unaudited)	F-23
Notes to Consolidated Condensed Financial Statements (unaudited)	F-24
Macquarie Americas Parking Corporation
Report of Independent Auditors	F-29
Consolidated Balance Sheets at December 31, 2003 and December 31, 2002	F-30
Consolidated Statements of Operations for the year ended December 31, 2003 and for the period from July 23, 2002 to December 31, 2002	F-31
Consolidated Statements of Stockholders’ Equity for the year ended December 31, 2003 and for the period from July 23, 2002 to December 31, 2002	F-32
Consolidated Statements of Cash Flows for the year ended December 31, 2003 and for the period from July 23, 2002 to December 31, 2002	F-33
Notes to Consolidated Financial Statements	F-34
Condensed Consolidated Balance Sheet at March 31, 2004 (unaudited)	F-49
Condensed Consolidated Statements of Operation for the three months ended March 31, 2004 (unaudited) and for the three months ended March 31, 2003 (unaudited)	F-50
Condensed Consolidated Statements of Cash Flows for the three months ended March 31, 2004 (unaudited) and for the three months ended March 31, 2003 (unaudited)	F-51
Notes to Condensed Consolidated Financial Statements (unaudited)	F-52
Off-Airport Parking Operations of PCA Parking Company of America, LLC
Report of Independent Auditors	F-55
Consolidated Statements of Operations for the period from January 1, 2002 to December 18, 2002 and for the year ended December 31, 2001	F-56
Consolidated Statements of Cash Flows for the period from January 1, 2002 to December 18, 2002 and for the year ended December 31, 2001	F-57
Notes to Consolidated Financial Statements	F-58

Page
Number

Connect M1-A1 Holdings Limited and Subsidiary
Report of Independent Registered Accountants	F-64
Consolidated Balance Sheets at December 31, 2003 and March 31, 2003	F-65
Consolidated Statements of Operations for the nine months ended December 31, 2003, and for the years ended March 31, 2003 and March 31, 2002	F-66
Consolidated Statements of Shareholders’ Deficit and Other Comprehensive Income (Loss) for the nine months ended December 31, 2003, and for the years ended March 31, 2003 and March 31, 2002	F-67
Consolidated Statements of Cash Flows for the nine months ended December 31, 2003, and for the years ended March 31, 2003 and March 31, 2002	F-68
Notes to Consolidated Financial Statements	F-69

EXECUTIVE AIR SUPPORT, INC.

CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2003 and 2002
(With Report of Independent Registered Public Accounting Firm Thereon)

Report of Independent Registered Public Accounting Firm

The Board of Directors

Executive Air Support, Inc.:

We have audited the accompanying consolidated balance sheets of Executive Air Support, Inc., (the Company), a Delaware corporation, and subsidiaries as of December 31, 2003 and 2002, and the related consolidated statements of operations, stockholders’ deficit, and cash flows for the years then ended. These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Executive Air Support, Inc. and subsidiaries as of December 31, 2003 and 2002, and the consolidated results of their operations and their cash flows for the years then ended, in conformity with U.S. generally accepted accounting principles.

As discussed in note 2 to the consolidated financial statements, on January 1, 2002, the Company adopted the provisions of Statement of Financial Accounting Standard No. 142, Goodwill and Other Intangible Assets.

/s/ KPMG LLP

Dallas, Texas

March 5, 2004

EXECUTIVE AIR SUPPORT, INC.

CONSOLIDATED BALANCE SHEETS

December 31, 2003
(Dollars in thousands)

	December 31, 2003	December 31, 2002

Assets
Current assets:
Cash and cash equivalents	$2,438	$3,231
Accounts receivable, net of allowance for doubtful accounts of $220 and $384	3,026	2,093
Inventories	615	493
Prepaid expenses and other	1,678	1,421
Deferred income taxes	2,351	2,204
Assets from discontinued operations, net	—	734

Total current assets	10,108	10,176

Property and equipment, net	36,963	31,942
Other assets:
Goodwill and other assets with indefinite lives	38,709	38,709
Contract rights and other intangibles, net	47,037	45,577
Deferred financing costs, net	1,348	1,791
Other	1,045	641

Total other assets	88,139	86,718

Total assets	$135,210	$128,836

Liabilities, Redeemable Preferred Stock and Stockholders’ Deficit
Current liabilities:
Accounts payable	$2,056	$496
Income taxes payable	814	974
Accrued liabilities	4,259	5,267
Current maturities of long-term debt	6,808	4,776
Deferred hanger rent	954	903
Liability from discontinued operations	380	—

Total current liabilities	15,271	12,416
Deferred income taxes	22,866	20,848
Long-term debt, net of current maturities	32,777	38,227
Other long-term liabilities	4,455	3,477

Total liabilities	75,369	74,968

Redeemable, convertible preferred stock; 18,508,785 shares issued and outstanding	64,099	64,099
Commitments and contingencies	—	—
Stockholders’ deficit:
Common stock, $0.01 par value. Authorized 30,000,000 shares; issued and outstanding 1,895,684 shares at December 31, 2003 and 2002	19	19
Paid-in capital	195	195
Accumulated other comprehensive loss, net of income tax	(685)	(927)
Accumulated deficit	(3,787)	(9,518)

Total stockholders’ deficit	(4,258)	(10,231)

Total liabilities and stockholders’ deficit	$135,210	$128,836

See accompanying notes to consolidated financial statements.

EXECUTIVE AIR SUPPORT, INC.

CONSOLIDATED STATEMENTS OF OPERATIONS

For the Years Ended December 31, 2003 and 2002
(Dollars in thousands)

	2003	2002

Revenue	$78,417	$68,591
Cost of revenue	31,388	25,641

Gross profit	47,029	42,950
Selling, general and administrative expenses	27,303	26,247
Depreciation	2,126	1,852
Amortization	1,395	1,471

Operating profit	16,205	13,380
Other expense	1,219	—
Interest expense	4,820	5,351
Interest income	(71)	(63)

Income from continuing operations before income tax provision	10,237	8,092
Provision for income taxes	4,192	3,150

Income from continuing operations	6,045	4,942

Discontinued operations:
Net income from operations of discontinued operations (net of applicable income tax provision of $81 and $130)	121	197
Loss on disposal of discontinued operations (net of applicable income tax (benefit) provision of ($289) and $472)	(435)	(11,620)

Loss from discontinued operations	(314)	(11,423)

Net income (loss)	$5,731	$(6,481)

Net income (loss) applicable to common stockholders:
Net income (loss)	$5,731	$(6,481)
Less: Preferred stock dividends	5,360	5,360

Net income (loss) applicable to common stockholders	$371	$(11,841)

See accompanying notes to consolidated financial statements.

EXECUTIVE AIR SUPPORT, INC.

CONSOLIDATED STATEMENTS OF STOCKHOLDERS’ DEFICIT

Years Ended December 31, 2003 and 2002
(Dollars in thousands)

					Accumulated
	Common Stock				Other	Total
			Paid-in	Accumulated	Comprehensive	Stockholders’
	Shares	Par Value	Capital	Deficit	Loss	Equity (Deficit)

Balance, December 31, 2001	1,895,684	$19	$195	$(3,037)	$(387)	$(3,210)
Net loss	—	—	—	(6,481)	—	(6,481)
Other comprehensive loss:
Interest rate swap agreement	—	—	—	—	(540)	(540)

Comprehensive loss						(7,021)

Balance, December 31, 2002	1,895,684	19	195	(9,518)	(927)	(10,231)
Net income	—	—	—	5,731	—	5,731
Other comprehensive income:
Interest rate swap agreement	—	—	—	—	242	242

Comprehensive income						5,973

Balance, December 31, 2003	1,895,684	$19	$195	$(3,787)	$(685)	$(4,258)

See accompanying notes to consolidated financial statements.

EXECUTIVE AIR SUPPORT, INC.

CONSOLIDATED STATEMENTS OF CASH FLOWS

Years Ended December 31, 2003 and 2002
(Dollars in thousands)

	2003	2002

Cash flows from operating activities:
Net income (loss)	$5,731	$(6,481)
Adjustments to reconcile net income (loss) to net cash provided by operating activities:
Fair value adjustment for outstanding warrant liability	1,219	—
Impairment of goodwill and intangible assets	—	10,897
Depreciation and amortization	3,521	3,323
Noncash interest expense and other	1,032	774
Deferred income taxes	568	2,820
Changes in assets and liabilities, net of effects of acquisition:
Accounts receivable	(822)	1,074
Inventories	(122)	(239)
Prepaid expenses and other	1,146	(792)
Accounts payable	1,064	(3,713)
Accrued liabilities	(3,417)	1,048
Deferred hanger rent	51	397
Income taxes payable	(160)	500

Net cash provided by operating activities	9,811	9,608

Cash flows from investing activities:
Proceeds from sale of Flight Services and Interlink	2,000	1,250
Cash paid for acquisition, net of cash acquired	(3,341)	—
Capital expenditures	(3,245)	(3,973)
Increase in other assets	(62)	(64)

Net cash used in investing activities	(4,648)	(2,787)

Cash flows from financing activities:
Payment of long-term debt, net	(6,956)	(5,012)
Borrowings from revolving credit agreement	1,000	—

Net cash used in financing activities	(5,956)	(5,012)

(Decrease) increase in cash and cash equivalents, net	(793)	1,809
Cash and cash equivalents, beginning of year	$3,231	1,422

Cash and cash equivalents, end of year	$2,438	3,231

Noncash investing and financing transactions:
Note receivable from sale of subsidiary	$500	$500
Issuance of note payable in connection with acquisition	2,400	—
Supplemental disclosure of cash flow information:
Cash paid during the year for:
Interest	$4,234	$4,423
Income taxes	3,740	1,080

See accompanying notes to consolidated financial statements.

EXECUTIVE AIR SUPPORT, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2003 and 2002

(1)	Business

          Executive Air Support, Inc. (the “Company”), a Delaware corporation, and subsidiaries are engaged primarily in the aircraft service and support business. Its activities consist of fueling, hangar leasing and related services. The Company currently operates ten fixed-base operation (“FBO”) sites at airports throughout the United States. See note 13 for current year acquisitions.

(2)	Summary of Significant Accounting Policies

(a)	Basis of Consolidation

          The consolidated financial statements include the accounts of the Company and its subsidiaries. All intercompany transactions are eliminated in consolidation.

(b)	Revenue Recognition

          Revenue is recorded when fuel is provided or when services are rendered. Also included in revenue are hangar rental fees, which are recognized during the month for which service is provided.

(c)	Accounting Estimates

          The preparation of financial statements, in conformity with accounting principles generally accepted in the United States of America, requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses. Actual results could differ from these estimates.

(d)	Cash and Cash Equivalents

          Cash and cash equivalents includes cash and highly liquid investments with original maturity dates of 90 days or less.

(e)	Accounts Receivable

          Accounts receivable consists primarily of amounts due from corporations and individuals and has been shown net of an allowance for doubtful accounts of $220,000 and $384,000 as of December 31, 2003 and 2002. The Company has no significant credit risk concentration among its diversified customer base.

(f)	Property and Equipment

          Property and equipment in the accompanying consolidated balance sheet is stated at cost, net of accumulated depreciation and amortization. For financial reporting purposes, depreciation of machinery and equipment is computed on the straight-line method over the estimated service lives of the respective property, which vary from 5 to 10 years. The cost of leasehold improvements is amortized, on a straight-line basis, over the shorter of the estimated service life of the improvement and the respective term of the lease, generally 20 years. Expenditures for renewals and betterments are capitalized, and expenditures for maintenance and repairs are charged to expense as incurred.

(g)	Income Taxes

          The Company accounts for income taxes using the asset and liability method of accounting. Under this method, deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities

EXECUTIVE AIR SUPPORT, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

and their respective tax basis and for operating loss and tax credit carryforwards. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled.

(h)	Goodwill and Other Intangible Assets

          On January 1, 2002, the Company adopted SFAS No. 142, Goodwill and Other Intangible Assets. This accounting standard addresses financial accounting and reporting for goodwill and other intangible assets and requires that goodwill amortization be discontinued and replaced with periodic tests of impairment based on fair value. As a result of these periodic reviews, there have been no adjustments to the carrying value of intangible assets or goodwill in 2002 except for the impairment of goodwill related to the sale of the Flight Services division (note 11).

          In conjunction with the adoption of SFAS No. 142, the Company reevaluated the estimated useful lives of its intangible assets and determined that the useful life of the Atlantic Aviation tradename is indefinite and that the useful life of its intangible assets that represent rights to operate at the respective airports should be increased from 20 years to 40 years. The effect of these changes in estimates was a reduction of 2002 amortization expense of approximately $1.5 million.

          The changes in the carrying value of goodwill for the years ended December 31, 2003 and 2002 are as follows (in thousands):

Balance, December 31, 2001	$40,547
Goodwill from discontinued operations	(10,554)
Other	3,229

Balance, December 31, 2002	33,222
Goodwill from discontinued operations	—
Other	—

Balance, December 31, 2003	$33,222

          Intangible assets as of December 31, 2003 and 2002 are as follows (in thousands):

	2003

		Gross		Net
		Carrying	Accumulated	Intangible
Amortized Intangible Assets	Useful Life	Amount	Amortization	Assets

Airport lease rights	40	$50,930	$5,208	$45,722
Customer relationships	13	1,739	424	1,315
Tradename	Indefinite	5,794	307	5,487

Total		$58,463	$5,939	$52,524

	2002

		Gross		Net
		Carrying	Accumulated	Intangible
Amortized Intangible Assets	Useful Life	Amount	Amortization	Assets

Airport lease rights	40	$48,075	$3,951	$44,124
Customer relationships	13	1,739	286	1,453
Tradename	Indefinite	5,794	307	5,487

Total		$55,608	$4,544	$51,064

EXECUTIVE AIR SUPPORT, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

          Amortization expense related to intangible assets totaled $1.4 and $1.5 million for the years ended December 31, 2003 and 2002, respectively. The estimated aggregate future amortization expense for intangible assets remaining as of December 31, 2003 is as follows (in thousands):

          Aggregate amortization expense for the year ended December 31:

2004	$1,466
2005	1,466
2006	1,466
2007	1,466
2008	1,466
Thereafter	39,707

$47,037

(i)	Accounting for Stock-Based Employee Compensation Arrangements

          The Company applies the intrinsic value-based method of accounting for stock-based employee compensation arrangements. No stock option based employee compensation costs are reflected in the Company’s net income (loss), as all options granted had an exercise price greater than the market value of the Company’s underlying common stock at the date of grant. Had the Company elected to recognize compensation cost based on the fair value of the stock options at the date of grant, such compensation expense would have been insignificant.

(j) New Accounting Pronouncements

          In January 2003, the FASB issued Interpretation No. 46, Consolidation of Variable Interest Entities, an interpretation of ARB No. 51, which addresses the consolidation by business enterprises of variable interest entities. This provision had no impact on the consolidated financial statements.

          In April 2003, the FASB issued SFAS No. 149, Amendment of Statement 100 on Derivative Instruments and Hedging Activities, which amends and clarifies financial accounting and reporting for derivative instruments, including certain derivative instruments embedded in other contracts and for hedging activities under SFAS No. 133. This provision had no impact on the Company’s consolidated financial statements.

          In May 2003, the FASB issued SFAS No. 150, Accounting for Certain Financial Instruments with Characteristics of both Liabilities and Equity, which establishes standards for how an issuer classifies and measures certain financial instruments with characteristics of both liabilities and equity. This provision had no impact on the Company’s consolidated financial statements.

          In December 2003, FASB issued SFAS No. 132 (revised), Employers’ Disclosures about Pensions and Other Postretirement Benefits. Statement 132 (revised) prescribes employers’ disclosures about pension plans and other post retirement benefit plans; it does not change the measurement or recognition of those plans. The statement retains and revises the disclosure requirements contained in the original Statement 132. It also requires additional disclosures about the assets, obligations, cash flows, and net periodic benefit cost of defined benefit pension plans and other postretirement benefit plans. See note 6 for revised requirements applicable to the Company for the years ended December 31, 2003 and 2002.

(k) Reclassifications

          Certain amounts reported in the 2002 audited consolidated financial statements have been reclassified to conform to the 2003 presentation.

EXECUTIVE AIR SUPPORT, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

(3)	Property and Equipment

          Property and equipment are summarized as follows (in thousands):

	December 31,

	2003	2002

Machinery and equipment	$4,836	$3,629
Leasehold improvements	37,800	31,873

Total property and equipment	42,636	35,502
Accumulated depreciation and amortization	(5,673)	(3,560)

	$36,963	$31,942

(4)	Long-Term Debt

          Long-term debt at December 31, 2003 and 2002 consists of the following (in thousands):

	2003	2002

Term notes	$17,753	$24,186
Subordinated debt	17,267	17,121
Revolving credit agreement	1,000	—
Other notes payable (see note 13)	3,565	1,696

	39,585	43,003
Less current portion	(6,808)	(4,776)

	$32,777	$38,227

          The Company has two term notes. The first term note (“Term Note A”) is a $20 million note payable to a bank and bears interest at either the bank’s base rate or LIBOR, at the Company’s discretion, and a margin, as defined, which varies from 0.75% to 2.25% for interest based on the bank’s base rate and from 2.25% to 3.75% for interest based on LIBOR (4.15% at December 31, 2003). As of December 31, 2003, the outstanding balance of Term Note A was $9.4 million and is payable as follows: $5.0 million and $4.4 million in 2004 and 2005, respectively.

          The second term note (“Term Note B”) is a $10 million note payable to a bank and bears interest at either the bank’s base rate or LIBOR, at the Company’s discretion, and a margin, as defined, which varies from 2.0% to 2.5% for interest based on the bank’s base rate and from 3.5% to 4.0% for interest based on LIBOR (4.65% at December 31, 2003). As of December 31, 2003, the outstanding balance of Term Note B was $8.4 million and is payable as follows: $100,000, $100,000 and $8.2 million in 2004 to 2006, respectively.

          The subordinated debt consists of four notes payable aggregating $17.1 million. Two of the subordinated notes, totaling $16.9 million, are payable to two of the Company’s equity investors, bear interest at 13% and are payable in 2007. These notes were issued at a discount of approximately $1.0 million, which is being amortized over the life of the notes. The unamortized discount was $583,000 and $729,000 as of December 31, 2003 and 2002. The remaining two subordinated notes, totaling $0.35 million, bear interest at 6% and are payable in 2005.

          The Company has a $10 million revolving credit agreement with a bank subject to certain limitations. As of December 31, 2003, there was $1 million outstanding under the revolving credit agreement and the Company had available borrowing capacity of approximately $3.2 million. Borrowings

EXECUTIVE AIR SUPPORT, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

bear interest at rates consistent with the interest rate terms of Term Note A. The revolving credit agreement expires on December 21, 2005. The term notes and the revolving credit agreement are secured by substantially all the assets of the Company.

          The term notes and subordinated notes contain customary financial covenants that include maintaining or exceeding certain financial ratios, limitations on sales of assets, limitations on capital expenditures, and limitations on additional debt.

          During 2001, the Company entered into a $15 million interest rate swap agreement in order to mitigate interest rate risk. Under the terms of the agreement, the Company pays interest based on a fixed rate of 5.74% through January 9, 2006, and receives interest based on a floating rate of LIBOR (1.17% at December 31, 2003). The fair value of the agreement was a liability of approximately $1.1 million and $1.5 million at December 31, 2003 and 2002, respectively, which is included in other long-term liabilities on the accompanying consolidated balance sheets.

          Maturities and aggregate principal payments of long-term debt are as follows (in thousands):

2004	$6,808
2005	7,141
2006	8,368
2007	17,101
2008	92
Thereafter	75

$39,585

(5)	Income Taxes

          The income tax provision (benefit) consisted of the following for the years ended December 31, 2003 and 2002 (in thousands):

	2003	2002

Continuing operations:
Federal — current	$2,596	$—
Federal — deferred	586	1,546
State — current	1,028	1,677
State — deferred	(18)	(73)

Total	4,192	3,150
Discontinued operations	(208)	602

Total income tax provision	$3,984	$3,752

EXECUTIVE AIR SUPPORT, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

          The difference between the actual provision for income taxes from continuing operations and the “expected” provision for income taxes computed by applying the U.S. federal corporate tax rate of 34% to income from continuing operations before taxes is attributable to the following (in thousands):

	2003	2002

Provision for federal income taxes at statutory rate	$3,480	$2,751
State income taxes, net of federal tax benefit	614	486
Other	98	(87)

Provision for income taxes	$4,192	$3,150

          Total deferred tax assets and liabilities as of December 31, 2003 and 2002 are as follows (in thousands):

	2003	2002

Deferred tax assets:
Net operating loss carryforwards	$926	$1,732
Warrants	488	—
Deferred revenue	362	240
Other	2,897	3,199

	4,673	5,171
Deferred tax liabilities:
Intangibles	(21,701)	(21,020)
Property and equipment	(1,013)	(1,284)
Other	(2,474)	(1,511)

	(25,188)	(23,815)

Net deferred tax assets (liabilities)	(20,515)	(18,644)
Less — current deferred tax asset	2,351	2,204

Noncurrent deferred tax liability	$(22,866)	$(20,848)

          In assessing the realizability of deferred tax assets, management considers whether it is more likely than not that some portion or all of the deferred tax asset will not be realized. The ultimate realization of deferred tax assets is dependent upon the generation of future taxable income during the periods in which those temporary differences become deductible. Management considers the scheduled reversal of deferred tax liabilities, projected future taxable income and tax planning strategies in making this assessment. At December 31, 2003 and 2002, respectively, the Company has determined that it is more likely than not that the remaining net deferred tax assets will be realized.

          At December 31, 2003 and 2002, the Company had available net operating loss carryforwards of approximately $2.3 million and $4.8 million, respectively, and tax credit carryforwards of $380,000. The federal net operating loss carryforwards available for use are limited, on an annual basis, due to the change in control of the respective subsidiaries in which such losses were incurred. The net operating loss carryforwards expire beginning in 2007 and continuing through 2020; however, the tax credits can be carried forward indefinitely.

EXECUTIVE AIR SUPPORT, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

(6)	Employee Benefit Plans

          The Company’s union employees located at Philadelphia International and Teterboro Airports are covered by the International Association of Machinists National Pension Fund. Contributions payable to the plan during 2003 and 2002 were $204,973 and $185,605, respectively.

          The Company also sponsors a retiree medical and life insurance plan available to certain employees for Atlantic Aviation. Currently, the plan is funded as required to pay benefits and, at December 31, 2003 and 2002, the plan had no assets. The Company accounts for postretirement health care and life insurance benefits in accordance with SFAS No. 106, Employers’ Accounting for Postretirement Benefits Other Than Pensions. This Statement requires the accrual of the cost of providing postretirement benefits during the active service period of the employee. The accumulated benefit obligation at December 31, 2003 and 2002, using an assumed discount rate of 6% and 6.75%, was approximately $0.8 million and $0.9 million, respectively, and the net periodic postretirement benefit costs during 2003 and 2002 were $101,854 and $123,921, using an assumed discount rate of 6.75% and 7.25% respectively. The post retirement benefit cost was determined using January 1, 2003 and 2002 data. There have been no changes in plan provisions during 2003 or 2002. For measurement purposes, a 13% annual rate of increase in the per capita cost of covered health care benefits was assumed for 2003 and assumed to decrease gradually to 5% by 2014 and remain at that level thereafter. A one-percentage-point increase (decrease) in the assumed health care cost trend rate would have increased (reduced) the postretirement benefit obligation by $49,397 and ($45,645), respectively. Estimated contributions by the Company in 2004 are approximately $190,000.

          The Company has a Savings and Investment Plan (the “Plan”) for Atlantic Aviation that qualifies under Section 401(k) of the Internal Revenue Code. Substantially, all full-time, nonunion employees and, pursuant to union contracts, many union employees are eligible to participate by electing to contribute 1% to 6% of gross pay to the Plan. Under the Plan, the Company is required to make contributions equal to 50% of employee contributions, up to a maximum of 6% of eligible employee compensation. Employees may elect to contribute to the Plan an additional 1% to 9% of gross pay that is not subject to match by the Company. Company matching contributions totaled approximately $120,000 and $172,000 during fiscal 2003 and 2002, respectively. The Company may make discretionary contributions to the plan; however, there were no discretionary contributions made during fiscal 2003 and 2002.

(7)	Commitments and Contingencies

Operating Leases

          The Company leases hangar and other facilities at several airport locations under operating leases expiring between 2004 and 2020, which are generally renewable, at the Company’s option, for substantial periods at increased rentals. These leases generally restrict their assignability and the use of the premises to activities associated with general aviation. The leases provide for supplemental rentals based on certain sales and other circumstances.

          At December 31, 2003, the Company was obligated under the lease agreements to construct certain facilities. The total remaining cost of these projects is estimated to be $3 million.

EXECUTIVE AIR SUPPORT, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

          Minimum annual rentals required to be paid under noncancelable operating leases with terms in excess of one year are as follows (in thousands):

2004	$5,435
2005	5,461
2006	5,558
2007	5,401
2008	5,425
Years 2009 through 2020	80,230

Total	$107,510

          Rent expense charged to operations in 2003 and 2002 was approximately $5 million and $5.1 million, respectively.

          The Company is involved in various claims and lawsuits incidental to its business. In the opinion of management, these claims and suits in the aggregate will not have a material adverse effect on the Company’s business, financial condition, or results of operations.

          The Company has entered into employment agreements with certain executives. The terms of the agreements provide for compensation levels and termination provisions.

Environmental Matters

          Laws and regulations relating to environmental matters may effect the operations of the Company. The Company believes that its policies and procedures with regard to environmental matters are adequate to prevent unreasonable risk of environmental damage and related financial liability. Some risk of environmental and other damage is, however, inherent in particular operations of the Company. The Company maintains adequate levels of insurance coverage with respect to environmental matters. As of December 31, 2003 and 2002, management does not believe that environmental matters will have a significant effect on the Company’s operations.

(8)	Related-Party Transactions

          The Company issued 699,500 warrants during fiscal 2000 to a shareholder. The warrants have an exercise price of $3.62 per share and are exercisable upon the earlier of August 31, 2010 or the sale of the Company.

          On December 21, 2000, the Company issued 1,104,354 warrants to a shareholder (the “Warrant Holder”) in conjunction with the issuance of subordinated debt. The warrants have an exercise price of $0.01 per share and are exercisable at any time through December 21, 2010. Beginning in the first quarter of 2006, the Warrant Holder can sell the warrants to the Company at the then fair value of the warrants, as defined. Beginning in the first quarter of 2007, the Company can buy the warrants from the Warrant Holder at the then fair value of the warrants, as defined. The fair value of the warrants is included in other long-term liabilities in the accompanying consolidated balance sheet. The warrants are reflected at fair value for the reporting period, and subsequent changes in fair value are reflected in the Company’s operating results. As of December 31, 2003 and 2002, the fair value of these warrants was $2,244,000 and $1,025,000, respectively, and has been included in other long-term liabilities. The change in the fair value of the warrants of $1,219,000 between 2003 and 2002 was recorded in other expense on the accompanying consolidated statement of operations.

EXECUTIVE AIR SUPPORT, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

(9)     Redeemable, Convertible Preferred Stock

          The Company’s preferred stock is redeemable at any time after March 15, 2005, at the option of the preferred stockholders. Each share of preferred stock automatically converts into shares of common stock at a defined conversion price plus cash of $1.81 per share upon the public sale of the Company’s common stock or upon the sale of the Company’s common stock or assets in excess of a certain value, as defined. Dividends related to the preferred stock are cumulative and accrue at 8% per year. No preferred dividends were declared during 2003 or 2002. Dividends in arrears were approximately $17.5 million and $12.1 million at December 31, 2003 and 2002, respectively. The preferred stock is convertible into shares of the Company’s common stock determined by dividing the conversion price, as defined, by $3.62 per share.

(10)	Stock Options

          In 2000, the Company adopted a stock option plan whereby the Company may grant incentive stock options or nonqualified stock options to employees to purchase the Company’s common stock, hereinafter referred to as the “Plan.” The incentive stock options or nonqualified options are to be granted at no less than the fair market value of the shares at the date of grant. Under the plan, stock options expire ten years after issuance and generally vest ratably over five years. Activity under the Plan for the years ended December 31, 2003 and 2002 was as follows:

		Weighted Average
	Number of Shares	Exercise Price

Outstanding at December 31, 2001	1,614,848	$3.62
Granted at fair value	125,000	3.62
Forfeited	(381,000)	—
Exercised	—	—

Outstanding at December 31, 2002	1,358,848	$3.62
Granted at fair value	40,000	3.62
Forfeited	—	—
Exercised	—	—

Outstanding at December 31, 2003	1,398,848	$3.62

          Options exercisable at December 31, 2003 and 2002 were 823,229 and 516,319, respectively, with a weighted average exercise price of $3.62. The weighted average remaining contractual life of the options outstanding at December 31, 2003 and 2002, was 6.7 years and 7.7 years, respectively.

(11)	Sale of Interlink

          In December of 2001, the Company committed to a plan to sell its MillionAir Interlink subsidiary. In April 2002, the Company sold the subsidiary to a third party for $1.25 million in cash and a $500,000 note receivable. Income from operations of $0 and $91,000 and loss on disposal of $442,000 and $328,000, respectively, were reflected in discontinued operations during 2003 and 2002. During 2003, the Company fully reserved the remaining portion of the note receivable of approximately $442,000 due to uncertainty of collectibility.

EXECUTIVE AIR SUPPORT, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

(12)	Sale of Flight Services

          During 2002, the Company committed to a plan to sell its Flight Services division. On February 28, 2003, the Company entered into an agreement to sell the division. Based on estimated net proceeds from the sale of $1 million, the Company recorded a loss on disposal of approximately $11.5 million, which included an impairment of goodwill and intangible assets of approximately $11.2 million. The results of operations of $121,000 and $106,000 and the loss on disposal of $170,000 and $11.3 million have been reflected as discontinued operations in the accompanying consolidated statements of operations for 2003 and 2002, respectively. The assets and liabilities for the flight services division have been presented separately in the accompanying consolidated balance sheets for 2003 and 2002. Flight Services revenues for 2003 and 2002 were approximately $2 million and $15 million, respectively.

(13)	New Orleans Acquisition

          On December 31, 2003, the Company acquired 100% of the outstanding common shares of General Aviation LLC (“GA”), a fixed base operations facility located in New Orleans. On December 31, 2003, the Company also acquired the net assets of General Aviation New Orleans (“GANO”), another fixed base operations facility in New Orleans. These facilities were acquired under the Member Interests Purchase Agreement which was signed on December 17, 2003. The net assets of these entities have been included in the consolidated financial statements of the Company as of December 31, 2003. The aggregate purchase price was approximately $6.1 million, of which $3.7 million was paid in cash, $0.4 million of cash was acquired and $0.4 million of cash was collected in January 2004 related to the cash surrender value of certain life insurance policies acquired. The remaining consideration consisted of an assumed note payable of $2.4 million, which was paid January 2, 2004. Total tangible net assets acquired were $4.3 million. Of the remaining consideration, $2.9 million was recorded in other intangibles related to airport leases, which will be amortized over 40 years, and $1.1 million was recorded in related deferred tax liabilities. The Company is still in the process of determining allocation of the purchase price, and the purchase price is subject to change. The Company’s unaudited pro forma revenue and net income (loss) would have been $87.2 million and $5.5 million for 2003 and $76.4 million and $(6.7) million for 2002, respectively, had it owned GA and GANO as of January 1, 2002.

          The following table summarizes the estimated fair value of the assets acquired and liabilities assumed at the date of acquisition (in thousands).

Current assets	$921
Property and equipment	3,904
Intangible assets	2,855
Other assets	445

Total assets acquired	8,125
Current liabilities	735
Non-current liabilities	1,142
Notes payable	195

Total liabilities assumed	2,072

Net assets acquired	$6,053

EXECUTIVE AIR SUPPORT, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

(14)	Subsequent Event

          In January 2004, the Company entered into an agreement with Talon LLC to build a new hangar and office space at the Farmingdale, New York FBO. Talon will bear all costs of the construction and will make the hangar and office space available to the Company for lease.

(15)	Subsequent Event (unaudited)

          On April 29, 2004, the Company entered into an agreement with a third party to sell all of its stock for the sum of approximately $217 million in an all cash transaction. The closing is scheduled to take place on or before July 15, 2004.

EXECUTIVE AIR SUPPORT, INC.

CONSOLIDATED CONDENSED FINANCIAL STATEMENTS

March 31, 2004 and 2003

EXECUTIVE AIR SUPPORT, INC.

CONSOLIDATED CONDENSED BALANCE SHEETS

March 31, 2004 and December 31, 2003
(Dollars in thousands)

	March 31,	December 31,
	2004	2003

	(Unaudited)
Assets
Current assets:
Cash and cash equivalents	$1,659	$2,438
Accounts receivable, net of allowance for doubtful accounts of $246 and $220	3,741	3,026
Prepaid expenses and other	1,973	2,293
Deferred tax assets	3,930	2,351

Total current assets	11,303	10,108

Property and equipment, net	37,357	36,963
Other assets:
Goodwill and other assets with indefinite lives	38,709	38,709
Contract rights and other intangibles, net	46,682	47,037
Deferred financing costs, net	1,232	1,348
Other	594	1,045

Total other assets	87,217	88,139

Total assets	$135,877	$135,210

Liabilities, Redeemable Preferred Stock and Stockholders’ Deficit
Current liabilities:
Accounts payable	$2,182	$2,056
Income taxes payable	1,999	814
Accrued liabilities	4,384	4,259
Current maturities of long-term debt	5,831	6,808
Deferred hanger rentals	932	954
Liabilities from discontinued operations	269	380

Total current liabilities	15,597	15,271

Deferred tax liabilities	23,005	22,866
Long-term debt, net of current maturities	29,170	32,777
Other long-term liabilities	9,348	4,455

Total liabilities	77,120	75,369
Redeemable, convertible preferred stock	64,099	64,099
Commitments and contingencies	—	—
Stockholders’ deficit:
Common stock, $0.01 par value. Authorized 30,000,000 shares; issued and outstanding 1,895,684 shares at March 31, 2004 and 2003	19	19
Paid-in capital	195	195
Accumulated other comprehensive loss, net of income tax	(672)	(685)
Accumulated deficit	(4,884)	(3,787)

Total stockholders’ deficit	(5,342)	(4,258)

Total liabilities and stockholders’ deficit	$135,877	$135,210

See accompanying notes to consolidated financial statements.

EXECUTIVE AIR SUPPORT, INC.

CONSOLIDATED CONDENSED STATEMENTS OF OPERATIONS

Three Months Ended March 31, 2004 and 2003
(Dollars in thousands)

	March 31, 2004	March 31, 2003

	(Unaudited)
Revenue	$24,704	$18,736
Cost of revenue	10,562	7,717

Gross profit	14,142	11,019
Selling, general and administrative expenses	8,759	7,077
Depreciation	535	508
Amortization	366	350

Operating profit	4,482	3,084
Other expense	5,201	24
Interest expense	1,127	1,236
Interest income	(17)	(26)

Income (loss) from continuing operations before income tax provision	(1,829)	1,850
Provision (benefit) for income taxes	(732)	748

Income (loss) from continuing operations	(1,097)	1,102

Discontinued operations:
Loss from operations of discontinued operations (net of applicable income tax provision)	—	(70)

Loss from discontinued operations	—	(70)

Net income (loss)	$(1,097)	$1,032

Net income (loss) applicable to common stockholders:
Net income (loss)	$(1,097)	$1,032
Less: Preferred stock dividends	1,340	1,340

Net loss applicable to common stockholders	$(2,437)	$(308)

See accompanying notes to consolidated financial statements.

EXECUTIVE AIR SUPPORT, INC.

CONSOLIDATED CONDENSED STATEMENTS OF CASH FLOWS

For the Three Months Ended March 31, 2004 and 2003
(Dollars in thousands)

	2004	2003

	(Unaudited)
Cash flows from operating activities:
Net income (loss)	$(1,097)	$1,032
Adjustments to reconcile net income (loss) to net cash provided by operating activities:
Fair value adjustment for outstanding warrant liability	5,201	—
Depreciation and amortization	901	858
Noncash interest expense and other	153	133
Deferred taxes	(1,449)	(13)
Changes in assets and liabilities, net of effects of acquisition:
Accounts receivable	(715)	(1,875)
Prepaid expenses and other	710	(1,207)
Assets from discontinued operations	—	2,371
Accounts payable	126	3,188
Deferred hanger rent	(22)	(11)
Taxes payable	1,185	627
Accrued liabilities	(273)	(628)

Net cash provided by operating activities	4,720	4,475

Cash flows from investing activities:
Capital expenditures	(940)	(368)
Deposits	(71)	(260)
Other assets	127	(95)

Net cash used in investing activities	(884)	(723)

Cash flows from financing activities:
Payment on short-term note payable	(2,349)	—
Payment of long-term debt, net	(1,266)	(3,897)
Borrowings from revolving credit agreement	(1,000)	—

Net cash used in financing activities	(4,615)	(3,897)

(Decrease) increase in cash and cash equivalents, net	(779)	(145)
Cash and cash equivalents, beginning of year	2,438	3,231

Cash and cash equivalents, end of year	$1,659	$3,086

See accompanying notes to consolidated financial statements.

EXECUTIVE AIR SUPPORT, INC.

NOTES TO CONSOLIDATED CONDENSED FINANCIAL STATEMENTS (UNAUDITED)

March 31, 2004 and 2003

(1)	Business

          Executive Air Support, Inc. (the “Company”), a Delaware corporation, and subsidiaries are engaged primarily in the aircraft service and support business. Its activities consist of fueling, hangar leasing, and related services. The Company currently operates ten fixed-base operation (FBO) sites at airports throughout the United States.

(2)	Basis of Presentation

          The consolidated interim financial statements included herein have been prepared by the Company, pursuant to the rules and regulations of the Securities and Exchange Commission and, in the opinion of management, include all adjustments which, except as described elsewhere herein, are of a normal recurring nature, necessary for a fair presentation of the financial position, results of operations, and cash flows for the periods presented. The results for interim periods are not necessarily indicative of results for the entire year. The financial statements presented herein should be read in connection with the Company’s audited consolidated financial statements for the year ended December 31, 2003.

(3)	Summary of Significant Accounting Policies

(a)	Basis of Consolidation

          The consolidated financial statements include the accounts of the Company and its subsidiaries. All intercompany transactions are eliminated in consolidation.

(b)	Revenue Recognition

          Revenue is recorded when fuel is provided or when services are rendered. Also included in revenue are hangar rental fees, which are recognized during the month for which service is provided.

(c)	Accounting Estimates

          The preparation of financial statements, in conformity with accounting principles generally accepted in the United States of America, requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses. Actual results could differ from these estimates.

(d)	Cash and Cash Equivalents

          Cash and cash equivalents includes cash and highly liquid investments with original maturity dates of 90 days or less.

(e)	Accounts Receivable

          Accounts receivable consists primarily of amounts due from corporations and individuals and has been shown net of an allowance for doubtful accounts of $246,000 and $220,000 as of March 31, 2004 and December 31, 2003. The Company has no significant credit risk concentration among its diversified customer base.

(f)	Property and Equipment

          Property and equipment in the accompanying consolidated balance sheet is stated at cost, net of accumulated depreciation and amortization. For financial reporting purposes, depreciation of machinery

EXECUTIVE AIR SUPPORT, INC.

NOTES TO CONSOLIDATED CONDENSED FINANCIAL STATEMENTS (UNAUDITED) — (Continued)

and equipment is computed on the straight-line method over the estimated service lives of the respective property, which vary from 5 to 10 years. The cost of leasehold improvements is amortized, on a straight-line basis, over the shorter of the estimated service life of the improvement and the respective term of the lease, generally 20 years. Expenditures for renewals and betterments are capitalized, and expenditures for maintenance and repairs are charged to expense as incurred.

(g)	Accounting for Stock-Based Employee Compensation Arrangements

          The Company applies the intrinsic value-based method of accounting for stock-based employee compensation arrangements. No stock option-based employee compensation costs are reflected in the Company’s net income (loss), as all options granted had an exercise price greater than the market value of the Company’s underlying common stock at the date of grant. Had the Company elected to recognize compensation cost based on the fair value of the stock options at the date of grant under SFAS 123, such compensation expense would be insignificant.

(h)	Reclassifications

          Certain amounts reported in the 2003 consolidated financial statements have been reclassified to conform to the 2004 presentation.

(4)	Property and Equipment

          The components of property and equipment consist of the following (in thousands):

	March 31, 2004	December 31, 2003

Machinery and equipment	$4,078	$4,836
Leasehold improvements	39,488	37,800

Total property and equipment	43,566	42,636
Accumulated depreciation and amortization	(6,209)	(5,673)

Property and equipment, net	$37,357	$36,963

(5)	Long-Term Debt

          Long-term debt at March 31, 2004, and December 31, 2003, consists of the following (in thousands):

	March 31, 2004	December 31, 2003

Term notes	$16,478	$17,753
Subordinated debt	17,304	17,267
Revolving credit agreement	—	1,000
Other notes payable	1,219	3,565

	35,001	39,585
Less current portion	(5,831)	(6,808)

	$29,170	$32,777

          The Company has a $10 million revolving credit agreement with a bank subject to certain limitations. As of March 31, 2004 and December 31, 2003, there was $0 and $1.0 million outstanding, respectively, under the revolving credit agreement and the Company had available borrowing capacity of

EXECUTIVE AIR SUPPORT, INC.

NOTES TO CONSOLIDATED CONDENSED FINANCIAL STATEMENTS (UNAUDITED) — (Continued)

approximately $4.2 and $3.2 million respectively. Borrowings bear interest at rates consistent with the interest rate terms of Term Note A. The revolving credit agreement expires on December 21, 2005. The term notes and the revolving credit agreement are secured by substantially all the assets of the Company.

          During 2001, the Company entered into a $15 million interest rate swap agreement in order to mitigate interest rate risk. Under the terms of the agreement, the Company pays interest based on a fixed rate of 5.74% through January 9, 2006, and receives interest based on a floating rate of LIBOR (1.34% at March 31, 2004). The fair value of the agreement was a liability of approximately $1.1 million at March 31, 2004 and December 31, 2003, respectively, which is included in other long-term liabilities on the accompanying consolidated balance sheets.

(6)	Commitments and Contingencies

          At March 31, 2004, the Company was obligated under the lease agreements to construct certain facilities. The total remaining cost of these projects is estimated to be $2.2 million.

          The Company is involved in various claims and lawsuits incidental to its business. In the opinion of management, these claims and suits in the aggregate will not have a material adverse effect on the Company’s business, financial condition, or results of operations.

Environmental Matters

          Laws and regulations relating to environmental matters may effect the operations of the Company. The Company believes that its policies and procedures with regard to environmental matters are adequate to prevent unreasonable risk of environmental damage and related financial liability. Some risk of environmental and other damage is, however, inherent in particular operations of the Company. The Company maintains adequate levels of insurance coverage with respect to environmental matters. As of March 31, 2004 and December 31, 2003, management does not believe that environmental matters will have a significant effect on the Company’s operations.

(7)	Related-Party Transactions

          On December 21, 2000, the Company issued 1,104,354 warrants to a shareholder (the “Warrant Holder”) in conjunction with the issuance of subordinated debt. The warrants have an exercise price of $0.01 per share and are exercisable at any time through December 21, 2010. Beginning in the first quarter of 2006, the Warrant Holder can sell the warrants to the Company at the then fair value of the warrants, as defined. Beginning in the first quarter of 2007, the Company can buy the warrants from the Warrant Holder at the then fair value of the warrants, as defined. The fair value of the warrants is included in other long-term liabilities in the accompanying consolidated balance sheet. The warrants are reflected at fair value for the reporting period, and subsequent changes in fair value are reflected in the Company’s operating results. As of March 31, 2004 and December 31, 2003, the fair value of these warrants was approximately $7.45 million and $2.24 million, respectively, and has been included in other long-term liabilities. The change in the fair value of the warrants of approximately $5.20 million between March 31, 2004 and December 31, 2003 was recorded in other expense on the accompanying consolidated statement of operations.

(8)	Redeemable, Convertible Preferred Stock

          The Company’s preferred stock is redeemable at any time after March 15, 2005, at the option of the preferred stockholders. Each share of preferred stock automatically converts into shares of common stock at a defined conversion price plus cash of $1.81 per share upon the public sale of the Company’s

EXECUTIVE AIR SUPPORT, INC.

NOTES TO CONSOLIDATED CONDENSED FINANCIAL STATEMENTS (UNAUDITED) — (Continued)

common stock or upon the sale of the Company’s common stock or assets in excess of a certain value, as defined. Dividends related to the preferred stock are cumulative and accrue at 8% per year. Dividends in arrears were approximately $18.8 million and $17.5 million at March 31, 2004 and December 31, 2003, respectively. The preferred stock is convertible into shares of the Company’s common stock determined by dividing the conversion price, as defined, by $3.62 per share.

(9)	Comprehensive Income (Loss)

          Total comprehensive income (loss) was approximately $(1.08) million and $1.05 million for the three months ended March 31, 2004 and 2003 respectively.

(10)	Sale of Flight Services

          During 2002, the Company committed to a plan to sell its Flight Services division. On February 28, 2003 the Company entered into an agreement to sell the division. Based on estimated net proceeds from the sale of $1 million, the Company recorded a loss, during December 2002 on disposal of approximately $11.5 million, which included an impairment of goodwill and intangible assets of approximately $11.2 million. The results of operations of $0 and $.07 million have been reflected as discontinued operations in the accompanying consolidated statements of operations for March 31, 2004 and 2003, respectively. The assets and liabilities for the Flight Services division have been presented separately in the accompanying consolidated balance sheets for March 31, 2004 and December 31, 2003. Flight Services revenues for the three months ended March 31, 2004 and 2003 were approximately $0 million and $2.0 million, respectively.

(11)	Income Taxes

          The Company has recorded a provision (benefit) for income taxes for the three months ended March 31, 2004 and 2003 of $(0.73) million and $0.75 million, respectively, based on its estimate of the effective tax rate for the fiscal year. The effective tax rate differs from the statutory federal income tax rate primarily due to state income taxes.

(12)	Subsequent Event

          On April 29, 2004, the Company entered into an agreement with a third party to sell all of its stock for the sum of approximately $217 million in an all cash transaction. The closing is scheduled to take place on or before July 15, 2004.

CONSOLIDATED FINANCIAL STATEMENTS

Macquarie Americas Parking Corporation

Year ended December 31, 2003 and the period from
July 23, 2002 (inception) to December 31, 2002
with Report of Independent Auditors

REPORT OF INDEPENDENT AUDITORS

The Board of Directors

Macquarie Americas Parking Corporation

          We have audited the accompanying consolidated balance sheets of Macquarie Americas Parking Corporation as of December 31, 2003 and 2002, and the related consolidated statements of operations, stockholders’ equity, and cash flows for the year ended December 31, 2003 and the period from July 23, 2002 (inception) to December 31, 2002. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

          We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the consolidated financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

          In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of Macquarie Americas Parking Corporation at December 31, 2003 and 2002, and the consolidated results of its operations and its cash flows for the year ended December 31, 2003 and the period from July 23, 2002 (inception) to December 31, 2002, in conformity with accounting principles generally accepted in the United States.

/s/ Ernst & Young LLP

Los Angeles, California

May 20, 2004

MACQUARIE AMERICAS PARKING CORPORATION

CONSOLIDATED BALANCE SHEETS

	December 31,

	2003	2002

Assets
Current assets:
Cash and cash equivalents	$2,352,545	$9,857,466
Restricted cash	603,675	—
Trade accounts receivable	200,983	3,096
Other receivables	1,015,804	227,612
Due from related parties	7,252	—
Prepaid expenses	458,833	90,772

Total current assets	4,639,092	10,178,946
Net property and equipment, at cost	65,297,008	32,291,604
Other assets:
Fair value of derivative instrument	870,460	—
Deferred finance costs, net of accumulated amortization of $352,731 in 2003 and $22,788 in 2002	4,014,123	3,395,470
Finite-lived intangible assets, net of accumulated amortization of $3,634,122 in 2003 and $57,429 in 2002	11,441,887	6,227,971
Goodwill	64,838,770	31,808,348
Restricted cash, non-current portion	3,463,289	1,450,691
Other assets	577,897	149,022

	85,206,426	43,031,502

Total assets	$155,142,526	$85,502,052

Liabilities and Stockholders’ Equity
Current liabilities:
Current portion of notes payable and capital leases	$389,085	$—
Current portion of long-term debt	92,340	—
Accounts payable	598,897	77,119
Accrued expenses	3,222,460	2,272,170
Deferred revenue	420,840	227,612
Due to related party	6,123	381,941

Total current liabilities	4,729,745	2,958,842
Notes payable, less current portion	68,583	—
Capital lease obligations, less current portion	595,324	—
Long-term debt, less current portion	130,657,660	59,678,906
Deferred rent	320,916	6,003

Total liabilities	136,372,228	62,643,751
Commitment and contingencies
Minority interests	6,349,552	551,439
Stockholders’ equity:
Common stock, $.01 par value; 1,000 shares authorized 24 shares and 30 shares issued and outstanding in 2003 and 2002, respectively	1	1
Additional paid-in capital	18,031,871	23,621,999
Accumulated deficit	(5,636,586)	(636,232)
Accumulated other comprehensive income (loss)	25,460	(678,906)

Total stockholders’ equity	12,420,746	22,306,862

Total liabilities and stockholders’ equity	$155,142,526	$85,502,052

See accompanying notes.

MACQUARIE AMERICAS PARKING CORPORATION

CONSOLIDATED STATEMENTS OF OPERATIONS

		Period from
	Year Ended	July 23 to
	December 31,	December 31,
	2003	2002

Revenue	$26,291,241	$524,916
Direct expenses	19,235,844	458,338

	7,055,397	66,578
Selling, general and administrative expenses	1,749,151	561,896
Amortization of intangibles	3,576,694	60,189

Operating income (loss)	1,729,552	(555,507)
Other (expense) income:
Interest expense	(8,281,094)	(104,280)
Interest income	21,398	954
Other	10,196	(960)

Total other (expense) income	(8,249,500)	(104,286)

Loss before income taxes and minority interests	(6,519,948)	(659,793)
Income taxes	—	—

Loss before minority interests	(6,519,948)	(659,793)
Minority interest in loss of consolidated subsidiaries	1,519,594	23,561

Net loss	$(5,000,354)	$(636,232)

See accompanying notes.

MACQUARIE AMERICAS PARKING CORPORATION

CONSOLIDATED STATEMENTS OF STOCKHOLDERS’ EQUITY

					Accumulated
					Other
	Common Stock		Additional		Comprehensive	Total
			Paid-in	Accumulated	Income	Stockholders’
	Shares	Amount	Capital	Deficit	(Loss)	Equity

Initial sale on July 23, 2002	10	$1	$1,999	$—	$—	$2,000
Sale of common stock	20	—	23,620,000	—	—	23,620,000
Net loss	—	—	—	(636,232)	—	(636,232)
Loss on interest rate swap	—	—	—		(678,906)	(678,906)

Total comprehensive loss						(1,315,138)

Balance, December 31, 2002	30	1	23,621,999	(636,232)	(678,906)	22,306,862
Redemption of shares	(8)	—	(6,299,200)	—	—	(6,299,200)
Sale of common stock	2	—	709,072	—	—	709,072
Net loss	—	—	—	(5,000,354)	—	(5,000,354)
Settlement of interest rate swap	—	—	—	—	678,906	678,906
Change in value of interest rate cap	—	—	—	—	25,460	25,460

Total comprehensive loss						(4,295,988)

Balance, December 31, 2003	24	$1	$18,031,871	$(5,636,586)	$25,460	$12,420,746

See accompanying notes.

MACQUARIE AMERICAS PARKING CORPORATION

CONSOLIDATED STATEMENTS OF CASH FLOWS

		Period from
	Year Ended	July 23 to
	December 31,	December 31,
	2003	2002

Operating activities
Net loss	$(5,000,354)	$(636,232)
Adjustments to reconcile net loss to net cash provided by operating activities:
Depreciation and amortization	1,342,643	35,630
Amortization of deferred finance and other costs	3,823,201	22,788
Amortization of finite-lived intangible assets	3,576,694	57,429
Loss on disposition of property and equipment	5,233	—
Deferred rent	314,914	6,003
Minority interests	(1,519,594)	(23,561)
Changes in operating assets and liabilities:
Restricted cash	(603,675)	—
Trade accounts receivable	(123,486)	(3,096)
Other receivables	(966,626)	(227,612)
Prepaid expenses	(46,697)	154,976
Other assets	(428,876)	(92,522)
Accounts payable	228,973	77,119
Accrued expenses	134,220	1,774,058
Deferred revenue	28,091	227,612

Net cash provided by operating activities	764,661	1,372,592
Investing activities
Net assets acquired in acquisition	(67,298,757)	(12,620,239)
Increase in minority interests	6,817,707	575,000
Purchase of property and equipment	(6,592,893)	(302,630)
Other	(64,001)	—

Net cash used in investing activities	(67,137,944)	(12,347,869)
Financing activities
Sale of common stock	709,072	23,622,000
Borrowings on long-term debt	130,750,000	59,000,000
Repayment of long-term debt	(59,000,000)	(57,000,000)
Restricted cash — non-current	(2,012,598)	(1,450,691)
Borrowings on notes payable	34,890	—
Repayment of notes payable and capital lease obligations	(143,878)	—
Deferred finance costs	(3,866,854)	(3,418,258)
Purchase of derivative instrument	(920,000)	—
Redemption of shares	(6,299,200)	—
Net advances (repayments) to related parties	(383,070)	79,692

Net cash provided by financing activities	58,868,362	20,832,743

Net increase (decrease) in cash and cash equivalents	(7,504,921)	9,857,466
Cash and cash equivalents, beginning of period	9,857,466	—

Cash and cash equivalents, end of period	$2,352,545	$9,857,466

Supplemental disclosure of cash flow information
Cash paid during year for interest	$3,957,709	$—

Supplemental disclosures of noncash investing and financing information
Acquisition of property and equipment under capital leases	$756,886	—

Unrealized gain (loss) on derivative instrument	$678,906	$(678,906)

Change in value of derivative instrument	$25,460	$—

Member units of subsidiary issued for financing costs	$500,000	$—

See accompanying notes.

MACQUARIE AMERICAS PARKING CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2003

1.	Summary of Significant Accounting Policies

Description of Business

          Macquarie Americas Parking Corporation (the “Company” or “MAPC”), a Delaware corporation, was formed on July 23, 2002 for the purpose of acquiring the off-site airport parking operations of the PCA Group (see note 3). Effective on December 18, 2002 (the “Contribution Date”), the Company and its subsidiaries provide off-site airport parking services, transportation services and airport related hotel transportation services at, or in connection with, off-site airport parking facilities. At December 31, 2003, the Company owns or leases (through its majority owned subsidiary PCAA Parent, LLC) 21 off-airport parking locations in California, Arizona, Colorado, Texas, Georgia, Tennessee, Pennsylvania, Connecticut, New York, New Jersey, and Illinois.

Consolidation

          The consolidated financial statements include the accounts of the Company and its subsidiary companies, which include Parking Company of America Airports Holdings, LLC (“Holdings” — 83.2% owned by MAPC); PCAA Parent, LLC (“Parent” — 53.3% owned by Holdings)(formerly Parking Company of America Airports, LLC); and Parent’s 100% owned subsidiaries Parking Company of America Airports, LLC; Parking Company America Airports Phoenix, LLC; PCA Airports, Ltd; PCAA GP, LLC; PCAA LP, LLC and PCAA Chicago, LLC. All significant inter-company profits, transactions and balances have been eliminated in consolidation.

Cash and Cash Equivalents

          The Company considers cash and cash equivalents to include cash on hand, in banks, and short-term, highly liquid investments with original maturities of three months or less.

Property, Improvements and Equipment

          Property, improvements and equipment are recorded at cost. Balances at December 31, 2003 and 2002 are as follows:

	December 31
	2003	2002

Property and equipment, at cost:
Land	$42,980,966	$17,058,327
Buildings	5,296,917	1,810,103
Land improvements	9,682,628	8,430,619
Leasehold improvements	3,632,299	3,169,322
Transportation equipment	2,071,071	1,085,240
Equipment under capital lease	902,843	—
Machinery and equipment	2,009,855	714,987
Furniture and fixtures	63,532	58,636
Construction in progress	29,936	—

	66,670,047	32,327,234
Accumulated depreciation and amortization	(1,373,039)	(35,630)

Net property and equipment	$65,297,008	$32,291,604

MACQUARIE AMERICAS PARKING CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

          Depreciation and amortization is computed on the straight-line basis using the following useful lives:

Buildings	9 to 40 years
Land improvements	11 to 40 years
Leasehold improvements	3 to 36 years
Transportation equipment	3 to 5 years
Equipment under capital lease	3 to 5 years
Machinery and equipment	5 to 26 years
Furniture and fixtures	5 to 7 years

          Leasehold improvements are amortized over the shorter of the lease term or estimated useful lives of the assets.

          Expenditures for maintenance and repairs are expensed as incurred. During the year ended December 31, 2003 and the period ended December 31, 2002, maintenance and repairs charged to expense were approximately $144,501 and $2,500, respectively. When property is retired or otherwise disposed of, the related cost and accumulated depreciation are removed from the accounts and any resulting gain or loss is reflected in income.

Goodwill and Intangible Assets

          In June 2001, the Financial Accounting Standards Board (“FASB”) issued Statement of Financial Accounting Standards (SFAS) No. 141, “Business Combinations,” and No. 142, “Goodwill and Other Intangible Assets.” Under these rules, goodwill and other intangible assets deemed to have indefinite lives are not amortized, but instead are subject to annual impairment tests in accordance with these statements. Other intangible assets are amortized over their useful lives.

          The Company applied SFAS No. 141 and No. 142, in accounting for goodwill and intangible assets for the year ended December 31, 2003 and period ended December 31, 2002. Goodwill and intangibles assets were recorded on the Contribution Date based on the carryover basis of the assets and the fair market values (see Note 3) and at fair market value on the acquisition date (see Note 4). The Company performed the required impairment tests of goodwill as of December 31, 2003 and 2002, and determined that no event or changes in circumstances indicated impairment of goodwill had occurred since the Contribution Date and acquisition date, respectively.

Impairment of Long-Lived Assets

          SFAS No. 144, “Accounting for the Impairment or Disposal of Long-Lived Assets,” addresses financial accounting and reporting for the impairment or disposal of long-lived assets. SFAS No. 144 requires that long-lived assets be reviewed for impairment whenever events or changes in circumstances indicate that their carrying amounts may not be recoverable. If the cost basis of a long-lived asset is greater than the projected future undiscounted net cash flows for such asset (excluding interest), an impairment loss is recognized. Impairment losses are calculated as the difference between the cost basis of an asset and its estimated fair value. The Company adopted SFAS No. 144 during the period ended December 31, 2002.

          In the performance of impairment tests on other intangibles, the Company recorded an impairment loss of $992,032 related to certain contract rights during the year ended December 31, 2003 (see Note 6). The Company believes no further provision for impairment losses are necessary. There can be no assurance, however, that market conditions or demand for the Company’s services will not change which could result in impairment charges in the future.

MACQUARIE AMERICAS PARKING CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

Deferred Finance Costs

          The costs of obtaining financing are capitalized and amortized as interest expense over the term of the respective financing using the straight-line method, which approximates the interest method. Amortization of such costs for the year ended December 31, 2003 and for the period ended December 31, 2002 totaled $3,748,201 and $22,788, respectively. In connection with the debt refinancing that occurred on October 1, 2003, approximately $2,882,731 of debt issuance costs related to the credit facility in place at December 31, 2002 were written off and charged to interest expense (see Note 7).

Lease Transactions and Related Balances

          The Company accounts for operating lease obligations on a straight-line basis. The difference between actual lease payments and straight-line lease expenses over the lease term is included in deferred rent. Deferred rent of $320,916 and $6,003 for existing leases is included in the accompanying consolidated balance sheets at December 31, 2003 and 2002, respectively. Rent expense for all operating leases is recorded in direct expenses.

Revenue Recognition

          Parking lot revenue is recorded as services are performed, net of appropriate allowances and local taxes. Revenue for services performed, but not collected as of year end, were recorded in other receivables in the accompanying balance sheet based upon the estimated value of uncollected parking revenues for customer vehicles at each location.

          The Company offers various membership programs for which customers pay an annual membership fee. The Company accounts for membership fee revenue on a “deferral basis” whereby membership fee revenue is recognized ratably over the one-year life of the membership. In addition, the Company also sells prepaid parking vouchers which can be redeemed for future parking services. Sales of prepaid vouchers are recorded as “deferred revenue” and recognized as parking revenue when redeemed in the future. The estimated value of unearned membership revenue and prepaid vouchers has been included in deferred revenue in the accompanying balance sheet.

Advertising and Marketing Expenses

          The Company’s policy is to expense advertising the first time the advertising takes place. Costs associated with its direct response programs are prepaid and charged to expense once the printed materials are distributed to the public. As of December 31, 2003, prepaid advertising totaled $19,300. Total advertising and marketing expenses were $1,265,643 and $23,988 for the year ended December 31, 2003 and the period ended December 31, 2002, respectively.

Income Taxes

          Deferred income taxes are accounted for under the asset and liability method. Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between financial statement carrying amounts of existing assets and liabilities and their respective tax bases and operating loss and tax credit carryforwards. Deferred tax assets and liabilities are measured using enacted tax rates expected to be recovered or settled. Due to the Company’s lack of history of earnings, the Company has established a full valuation allowance for its net deferred tax assets.

Use of Estimates

          The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires the Company’s management to make estimates and assumptions

MACQUARIE AMERICAS PARKING CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements, as well as the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Financial Instruments

          At December 31, 2003 and 2002, the Company’s financial instruments recorded on the balance sheets include cash equivalents, restricted cash, interest rate swap agreement, interest rate cap agreement, notes payable, capital leases and long-term debt. At December 31, 2003 and 2002, the fair value of the Company’s financial instruments approximated the carrying value.

          The Company uses variable rate debt to finance its operations. The debt obligations expose the Company to variability in interest payments due to changes in interest rates. Management believes it is prudent to limit the variability of its interest payments. To meet this objective, the Company enters into various types of derivative instruments to manage fluctuations in cash flows resulting from interest rate risk. These instruments include interest rate swaps and caps. Under its interest rate swap agreements (none at December 31, 2003), the Company receives variable interest rate payments and makes fixed interest rate payments, thereby creating fixed rate debt. The interest rate cap agreement outstanding as of December 31, 2003 protects the Company from increases in interest rates that would result in increased cash interest payments made under its Credit Facility (see Note 7). Under its interest rate cap agreement, the Company has the right to receive cash if interest rates increase above a specified level.

          Interest rate differentials to be paid or received as a result of interest rate swap or cap agreements are accrued and recognized as an adjustment of interest expense related to the designated debt. Interest rate cap premiums paid are amortized to interest expense ratably during the life of the agreement. Amounts related to the interest rate swaps and the intrinsic value of terminated cap agreements are deferred and amortized as an adjustment to interest expense over the original period of interest exposure, provided the designated liability continues to exist or is probable of occurring.

          Statement of Financial Accounting Standards No. 133, “Accounting for Derivative Instruments and for Hedging Activities,” as amended by SFAS No. 138 “Accounting for Certain Derivative Instruments and Certain Hedging Activities — An Amendment of SFAS No. 133,” require the Company to recognize all derivatives on the balance sheet at fair market value. Derivatives that are not designated as hedges must be adjusted to fair value through income. If the derivative is an effective hedge, depending on the nature of the hedge, changes in the fair value of derivatives will either be offset against the change in fair value of the hedged assets, liabilities, or firm commitments through earnings or recognized in other comprehensive income until the hedged item is recognized in earnings. The ineffective portion of a derivative’s change in fair value will be immediately recognized in earnings.

          It is the Company’s policy to enter into interest rate swap and cap contracts only to the extent necessary to reduce exposure to fluctuations in interest rates. The Company does not enter into interest rate swap or cap contracts for speculative purposes. In the unlikely event that a counterparty to a swap or cap agreement fails to meet the terms of an interest rate cap contract as of December 31, 2003, the Company’s exposure is limited to the interest rate differential on the notional amount. The Company does not anticipate nonperformance by the counterparty.

Concentration of Credit Risk and Labor Contract

          Financial instruments that potentially subject the Company to concentrations of credit risk consist primarily of cash and cash equivalents, restricted cash, trade accounts receivable and its interest rate cap agreement. While amounts on deposit with financial institutions may exceed federal insurance limits, the Company places its cash and cash equivalents and restricted cash with high quality credit institutions.

MACQUARIE AMERICAS PARKING CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

Additionally, the Company performs ongoing credit evaluations of its customers and establishes allowances for doubtful accounts when appropriate. At December 31, 2003 and 2002, no provision for doubtful accounts was considered necessary. The fair value of the instruments, including long-term debt, approximates market at December 31, 2003 and 2002.

          As of December 31, 2003, approximately 17% of the Company’s employees are covered by union contracts that will expire between December 31, 2004 and November 15, 2007.

Newly Issued Accounting Standards

          In January 2003, the FASB issued Interpretation No. 46, Consolidation of Variable Interest Entities (“FIN 46”). FIN 46 provides guidance on how to identify a variable interest entity (“VIE”) and determine when the assets, liabilities, non-controlling interests and results of operations of a VIE need to be included in a company’s consolidated financial statements. FIN 46 also requires additional disclosures by primary beneficiaries and other significant variable interest holders. In December 2003, the FASB issued a revision to FIN 46 (“FIN 46R”), which provided additional guidance on the definition of a VIE and delayed the effective date for privately held companies until the beginning of the first reporting period beginning after December 15, 2004, except for entities created after December 31, 2003, which must be accounted for under FIN 46 or FIN 46R upon the initial involvement with the entities. The Company does not expect any effect of this Interpretation’s provisions on its consolidated financial position and results of operations.

          In May 2003, the FASB issued Statement of Financial Accounting Standards No. 150, (“SFAS No. 150”), “Accounting for Certain Financial Instruments with Characteristics of both Liabilities and Equity.” SFAS No. 150 addresses certain financial instruments that, under previous guidance, could be accounted for as equity, but now must be classified as liabilities in statements of financial position. These financial instruments include: (1) mandatory redeemable financial instruments, (2) obligations to repurchase the issuer’s equity shares by transferring assets, and (3) obligations to issue a variable number of shares. With limited exceptions, SFAS No. 150 is effective for financial instruments entered into or modified after May 31, 2003, and otherwise is effective for the Company in fiscal 2004. The Company does not expect that the adoption of SFAS No. 150 will have a material effect on its consolidated financial position and results of operations.

2.	Restricted Cash

          The Company’s credit facility with its bank requires the maintenance of reserve accounts for various operational purposes. Current restricted cash as of December 31, 2003, totals $603,675, which is required to be maintained for payment of real estate taxes. In addition, the Credit Facility requires additional reserves in the amount of $5,255,792 of which $3,463,289 have been funded at December 31, 2003 for leasehold improvements, insurance and debt service in the event of default and $1,000,000 in a deferred purchase price reserve related to the acquisition of Avistar Satellite Airport Parking, LLC (see Note 4). These additional reserves have been reflected as restricted cash in other assets on the accompanying balance sheet as of December 31, 2003. At December 31, 2002, the then existing credit agreement required that the Company maintain a Senior Debt Reserve Account at a balance sufficient to cover six months of interest payments. The cash held in this account was restricted for the sole purpose of making interest payments in the event of a default and totaled $1,450,691. These amounts have been classified as restricted cash in other assets on the accompanying balance sheets as of December 31, 2002.

3.	Business Combination

          On December 18, 2002 (the “Contribution Date”), the Company, Parent and the PCA Group (which includes PCA Parking Company of America, LLC, Parking Company of America Management,

MACQUARIE AMERICAS PARKING CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

LLC, ARE Holdings, LLC, and Atlas Superpark, Ltd.) entered into a Contribution and Membership Agreement (the “Agreement”). Pursuant to the Agreement, the PCA Group contributed certain assets and Parent assumed certain debt in exchange for 23,000 membership units, with an agreed-upon value of $1,000 per unit. The Company then purchased 11,000 membership units from the PCA Group for an aggregate purchase price of $11,000,000. In addition, the Company purchased an additional 4,999 membership units from Parent for cash at an agreed-upon value of $1,000 per unit. Results of operations have been included in the Statements of Operations since the Contribution Date.

          Parent has accounted for a partial step-up in basis of the assets contributed to the extent of the ownership by the Company, of which 4.11% was subsequently sold to another third party, New Wai Holdings, LP. The accounting resulted in a step-up in basis for 57.14% and a carryover of basis for 42.86%. Accordingly, the opening members’ equity of Parent as of December 18, 2002 was computed as follows:

Member units issued to PCA Group for contribution of business assets	$23,000,000
Less adjustment for carryover basis	(22,626,288)

373,712
Cash contributed by MAPC	5,000,000

Members’ equity after contribution	$5,373,712

          After the adjustment for the step-up and carryover of basis, the allocation of the purchase price (including capitalized transaction costs of $2,118,352) was as follows:

Net working capital contributed	$(498,113)
Land	16,977,452
Buildings	1,597,478
Land improvements	8,430,619
Leasehold improvements	3,169,322
Machinery, equipment and office furnishings	1,849,733
Finite-lived intangible assets	6,285,400
Goodwill	21,182,060

Total assets acquired	58,993,951
Long-term debt assumed	(56,541,321)
Capital lease obligations assumed	(458,679)

Net assets acquired	1,993,951
Negative carryover of PCA Group’s basis	10,626,288

Purchase price of member interests in Parent	$12,620,239

          As a result of the partial step-up of basis described above and the resulting negative carryover basis of PCA Group’s members’ interest in Parent, no minority interest was recorded in Parent on the Contribution Date. Instead, the negative carryover basis of $10,626,288 was recorded as additional goodwill in consolidation. In addition, losses attributable to PCA Group’s minority interests in the amount of $1,987,436 and $245,857 for the year ended December 31, 2003 and the period ended December 31, 2002, respectively, were allocated to the Company.

MACQUARIE AMERICAS PARKING CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

4.	Acquisitions

          On October 1, 2003, the Company completed the acquisition of the assets and certain liabilities of Airport Satellite Parking, LLC, Airport Satellite Parking Newark, LLC, Airport Satellite Parking Riteway, LLC, Airport Satellite Parking New Jersey, LLC, Airport Satellite Parking Hartford, LLC, and Airport Satellite Parking O’Hare, LLC (collectively “Avistar”) for $58,597,414 ($60 million purchase price less adjustments). Avistar operated off-airport parking services at 10 locations in Connecticut, New York, New Jersey, Pennsylvania and Illinois. In addition, the Company also exercised an option to purchase a separate parcel of land for $4,000,000 as part of the same transaction. The acquisition has been accounted for using the purchase method of accounting and the results of operations for Avistar have been included in the financial statements since the acquisition date. The fair value of the assets acquired as of the acquisition date (including transaction costs of $4,701,343) was as follows:

Net working capital	$(1,157,135)
Land	20,715,000
Buildings and building improvements	2,652,501
Improvements	1,050,403
Leasehold improvements	413,025
Transportation equipment	827,705
Equipment under capital leases	145,957
Other equipment and office furnishings	1,105,344
Customer relationships	6,400,000
Leasehold interests	2,390,609
Goodwill	33,160,442

Total assets acquired	67,703,851
Notes payable assumed	(270,569)
Capital lease obligations assumed	(134,525)

Net assets acquired	$67,298,757

          The net working capital acquired consisted of accounts receivable, prepaid expenses, accounts payable and accrued taxes. The Company allocated $6,400,000 of purchase price to customer relationships in accordance with Emerging Issues Task Force Issue 02-17, “Recognition of Customer Relationship Intangible Assets Acquired in a Business Combination.” The Company will amortize the amount allocated to customer relationships over an eight-year period. The purchase agreement included an incentive provision whereby the seller may receive an additional payment of $1,000,000 based upon the achievement of earnings targets of Avistar for the twelve months ended December 31, 2003. Any amounts owed under this incentive provision will be recorded as goodwill in the period the payment is made. The purchase agreement also includes a provision to adjust the purchase price based on a final accounting for certain working capital items that were funded at the acquisition date.

MACQUARIE AMERICAS PARKING CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

          The following pro forma unaudited information is presented to illustrate the estimated effects of the 2003 Avistar acquisition had the transaction occurred on January 1, 2003 (information for 2002 has not been presented because of the short period):

Year Ended
December 31,
2003

(unaudited)
Revenues	$44,964,000
Operating income	5,370,000
Net loss	(5,172,000)

5.	Income Taxes

          Income taxes in the Company’s consolidated financial statements represent income taxes attributable to entities in the consolidated group that are subject to taxation. No income tax provision (benefit) has been provided by the Company for income (loss) allocable to minority members of the limited liability subsidiaries, which are not subject to taxation. The taxable income or loss of limited liability subsidiaries are allocated to each of the respective members in accordance with the limited liability company agreements. The following table presents the principal reasons for the difference between the effective tax rate and the federal statutory income tax rate:

	Year Ended December 31,

	2003	2002

Income tax benefit at U.S. statutory rates	$(34)%	$(34)%
State and local income taxes, net of federal income tax effect	(3)	(3)
Losses allocated to minority interests (including minority interests share of non-deductible intangibles)	7	—
Change in valuation allowance	30	37

Total	0%	0%

          The following table presents the federal and state and local provision (benefit) for income taxes on a separate tax return basis:

	December 31,

	2003	2002

Current:	$—	$—
Deferred:
Federal	(1,793,000)	(228,000)
State and local	(158,000)	(20,000)
Less change in valuation allowance	1,951,000	248,000

Income taxes	$—	$—

MACQUARIE AMERICAS PARKING CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

          The components of deferred tax assets are as follows:

	December 31,

	2003	2002

Deferred income tax assets:
Net operating loss carryforward	$1,468,000	$53,000
Difference in allocation of losses to minority interests	871,000	96,000
Losses from subsidiaries	—	66,000
Accrued liabilities	6,000	33,000

Total deferred income tax assets	2,345,000	248,000

Deferred tax liabilities:
Losses from subsidiaries	(146,000)	—

Total deferred tax liabilities	(146,000)	—

	2,199,000	248,000
Less valuation allowance	(2,199,000)	(248,000)

Net deferred tax assets	$—	$—

          The Company has a net operating loss carryforward of approximately $3.4 million and 152,000 for federal and state income tax purposes, respectively, at December 31, 2003, which can be carried forward to offset future taxable income. The net operating loss carryforwards begin to expire in 2022 and in 2012 for federal and state purposes, respectively. The Company has established a valuation allowance for deferred tax assets due to the lack of earnings history.

6.	Finite-Lived Intangible Assets

          Finite-lived intangible assets consisted of the following at December 31:

	2003	2002

Cost
Contract rights	$2,457,020	$2,457,000
Covenant not-to-compete	3,828,380	3,828,400
Customer relationships	6,400,000	—
Leasehold interests	2,390,609	—

Total	$15,076,009	$6,285,400

	2003	2002

Accumulated amortization
Contract rights (weighted-average useful life — 15 months)	$1,771,204	$14,891
Covenant not-to-compete (weighted-average useful life — 3 years)	1,577,890	42,538
Customer relationships (weighted-average useful life — 8 years)	200,000	—
Leasehold interests (weighted-average useful lives — 19 years)	85,028

Total	$3,634,122	$57,429

          Effective June 1, 2003, the Company agreed to the early termination of the underlying lease related to the contract rights outstanding as of December 31, 2002. The settlement requires the tenant to continue paying the Company for an additional 15 months at the contractual lease rate. As a result of the

MACQUARIE AMERICAS PARKING CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

settlement, the Company recorded an impairment loss related to the contract rights in the amount of $992,032 in 2003. The amortization expense related to the intangible assets for the year ended December 31, 2003 and the period ended December 31, 2002, was $3,576,693 and $57,429, respectively. The estimated amortization expense for finite-lived intangible assets for the next five years is as follows:

2004	$3,361,283
2005	1,855,254
2006	1,017,671
2007	895,228
2008	895,228

7.	Long-Term Debt

          On October 1, 2003, the Company refinanced its long-term debt and entered into a new $126 million credit facility (the “Facility”) with GMAC Commercial Mortgage Corporation. The proceeds of the Facility were used to repay previously outstanding long-term debt and fund the Avistar acquisition (see Note 4). The Facility is secured by all the assets of the PCAA Group. In addition, guarantees in the aggregate amount of $2,000,000 have been made by three members of the Company and the Chief Executive Officer of the Company. The Facility matures on October 1, 2006, but may be extended at the option of the Company for up to two additional years. The Company is required to maintain reserves (see Note 2) and has limitation on the amount of additional borrowings. The Company is in compliance with the covenants as of December 31, 2003. The Facility bears interest at the floating base rate (defined as the one month LIBOR), plus 3.44% and is payable monthly in arrears.

          In addition, the Company entered into a separate $4.75 million credit facility (the “O’Hare Facility”) with GMAC Commercial Mortgage Corporation in order to purchase certain property in Chicago, Illinois. The O’Hare Facility is secured by the all the assets of PCAA Chicago, LLC. The O’Hare Facility matures on January 1, 2009 and requires monthly payments of principal and interest in the amount of $28,675.

          At December 31, 2002 and 2003, long-term debt consists of the following:

	2003	2002

Loan payable, with interest at 4.574% at December 31, 2003	$126,000,000	$—
Loan payable, with interest at 5.325% at December 31, 2003	4,750,000	—
Note payable to bank, with an original maturity of December 2007, repaid in 2003	—	45,000,000
Note payable to bank, with an original maturity of December 2007, repaid in 2003	—	14,000,000

	130,750,000	59,000,000
Unrealized loss on derivative instrument	—	678,906
Less current portion	(92,340)	—

Long-term portion	$130,657,660	$59,678,906

MACQUARIE AMERICAS PARKING CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

          At December 31, 2003, future maturities of long-term debt are as follows:

2004	$92,340
2005	96,356
2006	126,101,708
2007	107,353
2008	113,305

          On October 1, 2003, the Company entered into an interest rate cap agreement with Sumitomo Mutsui Banking Corporation (SMBC). The Company paid $920,000 to obtain the cap which hedges against increases in LIBOR rates through October 1, 2006. The initial notional amount is $126 million and the cap rate is fixed at 4.5% for LIBOR for the entire life of the agreement. The Company has accounted for the interest rate cap as a cash flow hedge. Accordingly, the cost of the interest rate cap was capitalized on October 1, 2003 and adjustments to the fair market value are recorded as an adjustment to other comprehensive loss in the stockholders’ equity section of the balance sheet. The portion of the interest cap determined to have become ineffective due to a change in the time value of the interest cap is being amortized to interest expense.

          As of December 31, 2002, the Company had entered into one interest rate swap contract, which originally matured on December 19, 2007. The Company accounted for the interest rate swap as a cash flow hedge and recorded the fair value of the interest rate swap of approximately $679,000 as an increase of its long-term debt and as an accumulated other comprehensive loss in the accompanying balance sheet at December 31, 2002. On October 1, 2003, the Company refinanced the long-term debt for which the interest rate swap was associated. As a result of the early termination of the interest rate swap, the Company paid approximately $847,075 to terminate the interest swap. The cost of terminating the interest rate swap was recorded as additional interest expense for the year ended December 31, 2003.

8.	Notes Payable and Capital Leases

          The Company has entered into notes payable with various finance companies for the purchase of transportation equipment. The notes are secured by the equipment and require monthly payments of principal and interest at rates ranging from 6.33% to 10.11%. The Company also leases certain transportation equipment under capital leases. The following is a summary of the maturities of the notes payable and the future minimum lease payments under capital leases, together with the present value of the minimum lease payments, as of December 31, 2003:

	Notes	Capital
	Payable	Leases

2004	$187,366	$263,022
2005	68,583	261,690
2006	—	188,933
2007	—	117,301
2008	—	104,081

Total minimum payments	$255,949	$935,027
Less: amounts representing interest		(137,984)

Present value of minimum payments		797,043
Less current portion	(187,366)	(201,719)

Long-term portion	$68,583	$595,324

MACQUARIE AMERICAS PARKING CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

          The net book value of equipment under capital lease at December 31, 2003 and 2002 was $836,802 and $0, respectively.

9.	Stockholders’ Equity

          The Limited Liability Agreement for Parent (the “LLC Agreement”), dated September 30, 2003, grants the Company and Holdings a right of first refusal to purchase any or all of the other members’ outstanding units offered for sale. In the event the Company or Holdings elects not to purchase the member units, the member has the right to sell the units at a price that is equal to, or greater than, the previous offer price made available to the Company and Holdings.

          The LLC Agreement grants Holdings certain drag-along rights. The drag-along rights include the option to include all non-majority member units in an offer for sale to a third party. The other members’ units are subject to the same terms and conditions as are applicable to the majority member. In the event of a partial sale, each member shall be obligated to participate at the same percentage as that which is offered by the majority member. Under the Members’ Agreement, Holdings is prohibited from exercising its drag-along right prior to December 18, 2004, unless Parent is in material default with its lender.

          The LLC Agreement grants each member certain tag-along rights when a member proposes to engage in the sale of at least 10% of Parent’s total outstanding units. The tag-along rights include the option to participate in the sale of member units engaged by any other member. Upon notification by the selling member, each member may offer for sale a percentage of their current member units equal to the percentage of ownership being offered by the other member. Notwithstanding the above, if, prior to December 18, 2005, Holdings elects to sell any part of its member units, such that the sale would terminate Parent pursuant to Internal Revenue Code Section 708(b)(1)(B), then the PCA Group shall be allowed to participate, regardless of the number of units or percentage of Parent’s total outstanding units offered by Holdings. Further, under certain conditions, the PCA Group will be entitled to sell more units than the percentage being offered by Holdings.

          Parent’s Members’ Agreement grants the PCA Group certain put rights. For a period of 90 days after December 18, 2010 and 2014, the PCA Group may demand that Holdings purchase all the outstanding units then held by the PCA Group. Holdings will be responsible for determining the fair market value of Parent and the related price per unit. In the event the PCA Group finds the price to be unacceptable, then both parties have agreed to engage an independent investment banker or appraisal firm to determine the fair market value of the member units.

10.	Commitment and Contingencies

          The Company is obligated under non-cancelable operating leases for various parking facilities. These operating leases expire between 2004 and 2020. Certain of the facility leases provide that the Company pay for real estate taxes and insurance and certain leases provide for contingent rents or may have rent escalations and, in certain circumstances provide a purchase option to the Company. Contingent facility rentals are determined on the basis of a percentage of sales in excess of a stipulated minimum for

MACQUARIE AMERICAS PARKING CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

certain locations as defined in the individual lease agreements. Scheduled future minimum lease payments under such non-cancelable operating leases at December 31, 2003, are as follows:

Year ending December 31:
2004	$5,808,468
2005	5,761,791
2006	4,625,960
2007	4,497,512
2008	3,955,799
Thereafter	11,142,365

$35,791,895

          Rent expense of $3,705,356 and $79,387 is included in direct expenses in the accompanying consolidated statements of operations for the year ended December 31, 2003 and the period ended December 31, 2002, respectively. Most of the leases are subject to renewal under terms similar to existing lease terms.

          At December 31, 2003, the Company had purchase commitments under construction contracts totaling approximately $187,500.

          The Company owns a parcel of real estate that covers an area of land for which a third party has been identified as a potentially responsible party (“PRP”) by the Environmental Protection Agency. Although the Company did not own the property at the time the contamination was believed to have occurred, the Company has purchased an environmental insurance policy for the property to minimize its risk against any future claims. The policy expires in July 2007 and is renewable.

11.	Related Party Transactions

          In connection with the Agreement (see Note 4), Parent entered into an Operations Agreement whereby the Parking Company of America Management, LLC (“PCAM”), an affiliate of the PCA Group, would continue to provide operational management, marketing, accounting, human resources and advisory services on behalf of Parent. The Operations Agreement specified that the management fee was to be calculated based upon 7.5% of earnings before interest, depreciation, amortization, taxes and management fees, less all capital expenditures related to the acquisition of additional shuttle vehicles. The Operations Agreement further provided that Parent advance PCAM an amount equal to $50,000 per month, as an estimate of the annual management fees. The Operations Agreement was originally for a term of 61 months and would have continued through January 17, 2008. However, the Operations Agreement was canceled on October 1, 2003. Parent paid PCAM $214,188 and $9,355 in management fees for the year ended December 31, 2003 and the period ended December 31, 2002, respectively. In addition, the Company entered into a sublease agreement for office space with PCAM. The lease is month to month and requires payments of $8,000 per month. The Company paid PCAM $24,000 in rent during 2003.

          Additionally, the Operations Agreement required PCAM to maintain certain shuttle buses at a cost of $650 per bus. Concurrent with the cancellation of the Operations Agreement, the Company entered into a new maintenance agreement with PCAM for its shuttle bus fleet. The new maintenance agreement provides for maintenance to be performed on a time and materials basis. The Company paid PCAM maintenance fees of $124,534 and $2,516 for the year ended December 31, 2003 and the period ended December 31, 2002, respectively.

MACQUARIE AMERICAS PARKING CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

          At December 19, 2002, PCAA was unable to obtain the necessary assignment of one of the transportation contracts held by PCAM. Therefore, PCAA and PCAM agreed to allow PCAM to continue performing the services under the contract in exchange for a reduction in the management fee due PCAM. It was agreed that the management fee would be reduced by the amount of profit realized by PCAM on the contract for as long as the services under the contract were performed by PCAM. On June 1, 2003, the transportation contract was assigned to Parent and all the employees, vehicles and equipment related to the performance of the contract were transferred to Parent. Approximately $93,566 of equipment was transferred to Parent from PCAM in connection with the contract assignment.

          The Company has entered into a consulting agreement with one of Parent’s board of directors. The consulting fee is payable monthly at an annual rate of $51,140 per year as of December 31, 2003. The agreement may be terminated by the Company upon 30-days notice. Consulting fees totaled $50,000 and $0 in 2003 and 2002, respectively.

          Upon commencement of the off-airport operations business on December 20, 2002, PCAM paid the operating expenses for Parent, until a checking account could be established. In addition, the Agreement called for Parent to reimburse PCAM for any prepaid expenses, deposits or transaction costs that were advanced prior to December 18, 2002. As of December 20, 2002, PCAM had advanced $302,249 with respect to deposits, prepaid expenses and transaction costs. As of December 31, 2003 and 2002, Parent owed PCAM a total of $0 and $381,941, respectively.

MACQUARIE AMERICAS PARKING

CORPORATION

CONDENSED CONSOLIDATED FINANCIAL

STATEMENTS

March 31, 2004 and 2003

MACQUARIE AMERICAS PARKING CORPORATION

CONDENSED CONSOLIDATED BALANCE SHEETS

	March 31,	December 31,
	2004	2003

	(Unaudited)
Assets
Current assets:
Cash and cash equivalents	$2,107,293	$2,352,545
Restricted cash	345,040	603,675
Trade accounts receivable	213,275	200,983
Other receivables	586,019	1,015,804
Due from related parties	95,318	7,252
Prepaid expenses	1,173,335	458,833

Total current assets	4,520,280	4,639,092
Net property and equipment, at cost	64,842,761	65,297,008
Other assets:
Fair value of derivative instrument	427,407	870,460
Deferred finance costs, net	3,654,688	4,014,123
Finite-lived intangible assets, net	10,661,337	11,441,887
Goodwill	64,852,589	64,838,770
Restricted cash, non-current portion	4,714,490	3,463,289
Other assets	804,391	577,897

	85,114,902	85,206,426

Total assets	$154,477,943	$155,142,526

Liabilities and Stockholders’ Equity
Current liabilities:
Current portion of notes payable and capital leases	$303,382	$389,085
Current portion of long-term debt	92,340	92,340
Accounts payable	635,295	598,897
Accrued expenses	2,885,224	3,222,460
Deferred revenue	361,268	420,840
Due to related party	10,798	6,123

Total current liabilities	4,288,307	4,729,745
Notes payable, less current portion	60,298	68,583
Capital lease obligations, less current portion	591,219	595,324
Long-term debt, less current portion	130,635,473	130,657,660
Deferred rent	412,472	320,916

Total liabilities	135,987,769	136,372,228
Commitments and contingencies
Minority interests	6,376,088	6,349,552
Stockholders’ equity:
Common stock, $.01 par value; 1,000 shares authorized, 24 shares issued and outstanding in 2004 and 2003	1	1
Additional paid-in capital	18,031,871	18,031,871
Accumulated deficit	(5,575,193)	(5,636,586)
Accumulated other comprehensive	(342,593)	25,460

	12,114,086	12,420,746

Total liabilities and stockholders’ equity	$154,477,943	$155,142,526

See accompanying notes to condensed financial statements.

MACQUARIE AMERICAS PARKING CORPORATION

CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS

(Unaudited)

	Three Months Ended
	March 31,

	2004	2003

Revenue	$12,155,904	$4,225,578
Direct expenses	8,399,761	3,305,694

	3,756,143	919,884
Selling, general and administrative expenses	916,960	139,786
Amortization of intangibles	780,549	666,434

Operating income	2,058,634	113,664
Other (expense) income:
Interest expense	(1,970,727)	(699,856)
Interest income	22	6,699

Total other (expense) income	(1,970,705)	(693,157)

Income (loss) before income taxes and minority interests	87,929	(579,493)
Income taxes	—	—

Income (loss) before minority interests	87,929	(579,493)
Minority interest in (income) loss of consolidated subsidiaries	(26,536)	23,223

Net income (loss)	$61,393	$(556,270)

See accompanying notes to condensed financial statements.

MACQUARIE AMERICAS PARKING CORPORATION

CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

(Unaudited)

	Three Months Ended
	March 31,

	2004	2003

Operating activities
Net income (loss)	$61,393	$(556,270)
Adjustments to reconcile net income (loss) to net cash provided by (used in) operating activities:
Depreciation and amortization	559,408	250,927
Amortization of deferred finance costs and other costs	434,435	170,913
Amortization of intangible assets	780,549	495,521
Deferred rent	91,556	50,749
Minority interests	26,536	(23,223)
Changes in operating assets and liabilities:
Restricted cash	258,635	—
Trade accounts receivable	(12,292)	345
Other receivables	429,785	226,386
Prepaid expenses	(714,502)	(300,600)
Other assets	(226,493)	(57,048)
Accounts payable	36,398	180,647
Accrued expenses	(337,236)	(1,122,493)
Deferred revenue	(59,572)	(227,612)

Net cash provided by (used in) operating activities	1,328,600	(911,758)
Investing activities
Purchase of property and equipment	(105,162)	(54,139)
Other	(13,818)	—

Net cash used in investing activities	(118,980)	(54,139)
Financing activities
Repayment of long-term debt	(22,187)	—
Repayment of notes payable and capital lease obligations	(98,093)	—
Redemption of shares	—	(6,299,200)
Advances to related parties	(88,066)	—
Receipts from (payments to) related parties	4,675	(54,206)
Restricted cash, non-current portion	(1,251,201)	(3,473)

Net cash used in financing activities	(1,454,872)	(6,356,879)

Net decrease in cash and cash equivalents	(245,252)	(7,322,776)
Cash and cash equivalents, beginning of period	2,352,545	9,857,466

Cash and cash equivalents, end of period	$2,107,293	$2,534,690

Supplemental disclosure of cash flow information
Cash paid during the period for interest	$1,925,545	$690,819

Supplemental disclosures of non-cash investing and financing information
Change in fair value of derivative instrument	$(443,053)	$—

See accompanying notes in condensed financial statements.

MACQUARIE AMERICAS PARKING CORPORATION

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

March 31, 2004

1.	Basis of Presentation and Consolidation

          Macquarie Americas Parking Corporation (the “Company” or “MAPC”), a Delaware corporation, was formed on July 23, 2002 for the purpose of acquiring the off-site airport parking operations. Effective on December 18, 2002 (the “Contribution Date”) the Company and its subsidiaries provide off-site airport parking services, transportation services and airport related hotel transportation services at, or in connection with, off-site airport parking facilities. The Company currently owns or leases (through its majority owned subsidiary PCAA Parent, LLC) 21 off-airport parking locations in California, Arizona, Colorado, Texas, Georgia, Tennessee, Pennsylvania, Connecticut, New York, New Jersey, and Illinois.

          The consolidated financial statements include the accounts of the Company and its subsidiary companies which include Parking Company of America Airports Holdings (“Holdings” — 83.2% owned by MAPC), LLC; PCAA Parent, LLC (“Parent” — 53.3% owned by Holdings)(formerly Parking Company of America Airports, LLC); and Parent’s 100% owned subsidiaries Parking Company of America Airports, LLC; Parking Company America Airports Phoenix, LLC; PCA Airports, Ltd; PCAA GP, LLC; PCAA LP, LLC and PCAA Chicago, LLC. All significant inter-company profits, transactions and balances have been eliminated in consolidation.

          The accompanying condensed consolidated financial statements are unaudited and have been prepared in accordance with accounting principles generally accepted in the United States of America for interim reporting. Accordingly, they do not include all of the information and notes required by accounting principles generally accepted in the United States of America for complete financial statements. In the opinion of management, the unaudited consolidated financial statements reflect all adjustments considered necessary for a fair presentation, consisting only of normal and recurring adjustments. Operating results for the three months ended March 31, 2004 are not necessarily indicative of the results that may be expected for the fiscal year ending December 31, 2004. For further information, refer to the Company’s consolidated financial statements and footnotes thereto for the year ended December 31, 2003.

2.	Income Taxes

          Income taxes for the three months ended March 31, 2004 and 2003 were computed using the effective rate estimated to be applicable for the full fiscal year, which is subject to ongoing review and evaluation by management. The Company has established a full valuation allowance for deferred income tax assets due to the lack of earnings history.

MACQUARIE AMERICAS PARKING CORPORATION

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

3.	Finite-Lived Intangible Assets

          Finite-lived intangible assets consisted of the following at March 31, 2004 and December 31, 2003:

	March 31,	December 31,
	2004	2003

Cost
Contract rights	$2,457,020	$2,457,020
Covenant not-to-compete	3,828,380	3,828,380
Customer relationships	6,400,000	6,400,000
Leasehold interests	2,390,609	2,390,609

Total	$15,076,009	$15,076,009

Accumulated amortization
Contract rights (weighted-average useful life — 15 months)	$1,882,888	$1,771,204
Covenant not-to-compete (weighted-average useful life — 3 years)	1,961,727	1,577,890
Customer relationships (weighted-average useful life — 8 years)	400,000	200,000
Leasehold interests (weighted-average useful lives — 19 years)	170,056	85,028

Total	$4,414,671	$3,634,122

          The amortization expense related to the intangible assets for the three months ended March 31, 2004 and March 31, 2003 was $780,549 and $666,434, respectively.

4.	Comprehensive Loss

          The components of comprehensive loss for the three months ended March 31, 2004 and 2003 are as follows:

	Three Months Ended
	March 31,

	2004	2003

Net income (loss)	$61,393	$(556,270)
Loss on derivative investment	(443,053)	—

Comprehensive loss	$(381,660)	$(556,270)

5.	Subsequent Events

          On May 3, 2004, PCAA Parent LLC issued 1,000 membership units to certain existing members of PCAA Parent LLC in exchange for $1 million. As a result, Parking Company of America Airports Holdings LLC’s ownership interest in PCAA Parent LLC was reduced from 53.2% to 51.9%.

CONSOLIDATED STATEMENTS OF OPERATIONS AND CASH FLOWS

OFF-AIRPORT PARKING OPERATIONS OF PCA PARKING COMPANY OF AMERICA, LLC

Period from January 1, 2002 to December 18, 2002 and the
year ended December 31, 2001 with Report of Independent Auditors

REPORT OF INDEPENDENT AUDITORS

The Board of Directors

Macquarie Americas Parking Corporation

          We have audited the accompanying consolidated statements of operations and cash flows of the Off-Airport Parking Operations of PCA Parking Company of America, LLC (see Note 1) for the period January 1, 2002 to December 18, 2002 and the year ended December 31, 2001. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these consolidated statements of operations and cash flows based on our audits.

          We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

          In our opinion, the consolidated statements of operations and cash flows referred to above present fairly, in all material respects, the consolidated results of operations and cash flows of the Off-Airport Parking Operations of PCA Parking Company of America, LLC for the period January 1, 2002 to December 18, 2002 and the year ended December 31, 2001, in conformity with accounting principles generally accepted in the United States.

          As described more fully in Note 1, the Company changed its method of accounting for goodwill and other intangibles.

/s/ Ernst & Young LLP

Los Angeles, California

May 20, 2004

OFF-AIRPORT PARKING OPERATIONS OF

PCA PARKING COMPANY OF AMERICA, LLC

CONSOLIDATED STATEMENTS OF OPERATIONS

	Period from
	January 1 to	Year Ended
	December 18	December 31
	2002	2001

Revenue	$20,523,871	$20,540,793
Direct expenses	15,095,423	15,772,634

	5,428,448	4,768,159
Selling, general and administrative expenses	1,219,218	1,084,212
Amortization of intangibles	25,548	483,870

Operating income	4,183,682	3,200,077
Other (expense) income:
Interest expense	(10,920,911)	(7,226,889)
Other	10,486	(14,971)

Total other (expense) income	(10,910,425)	(7,241,860)

Net loss	$(6,726,743)	$(4,041,783)

See accompanying notes.

OFF-AIRPORT PARKING OPERATIONS OF

PCA PARKING COMPANY OF AMERICA, LLC

CONSOLIDATED STATEMENTS OF CASH FLOWS

	Period from
	January 1 to	Year Ended
	December 18	December 31
	2002	2001

Operating activities
Net loss	$(6,726,743)	$(4,041,783)
Adjustments to reconcile net loss to net cash (used in) provided by operating activities:
Depreciation and amortization	1,854,483	1,949,024
Amortization of deferred finance costs	1,935,227	676,999
Amortization of intangible assets	25,548	483,870
Amortization of warrant cost	458,726	458,726
Interest accrued as additional principal	2,462,367	1,972,886
Deferred rent	141,834	9,658
Loss on disposition of property and equipment	77,237	29,087
Changes in operating assets and liabilities:
Trade accounts receivable	100,101	(154,204)
Other receivables	—	15,500
Prepaid expenses	(139,406)	19,049
Other assets	2,390	92,610
Accounts payable	(22,941)	(92,317)
Accrued expenses	(745,856)	555,630
Deferred revenue	(10,955)	238,567

Net cash (used in) provided by operating activities	(587,988)	2,213,302
Investing activities
Purchase of property and equipment	(624,102)	(302,357)

Net cash used in investing activities	(624,102)	(302,357)
Financing activities
Deferred finance costs	(1,651,497)	(386,296)
Borrowings on long-term debt	17,793,640	342,817
Repayment of long-term debt	(16,754,456)	(1,515,388)
Changes in PCA Group’s net investment	1,839,301	(342,844)

Net cash provided by (used in) financing activities	1,226,988	(1,901,711)

Net increase in cash and cash equivalents	14,898	9,234
Cash and cash equivalents, beginning of period	64,649	55,415

Cash and cash equivalents, end of period	$79,547	$64,649

Supplemental disclosure of cash flow information
Cash paid during year for interest	$6,074,285	$4,261,911

See accompanying notes.

OFF-AIRPORT PARKING OPERATIONS OF PCA PARKING COMPANY OF AMERICA, LLC

NOTES TO CONSOLIDATED STATEMENTS OF OPERATIONS AND CASH FLOWS

December 18, 2002

1.	Background and Basis of Presentation

          On December 19, 2002 (“Contribution Date”) the off-airport parking operations of PCA Parking Company of America, LLC (the “Parking Operations” or “Company”), which includes off-airport parking operations of PCA Parking Company of America, LLC, Parking Company of America Management, LLC, ARE Holdings, LLC and Atlas Superpark, Ltd. (collectively referred to as “PCA Group”) were contributed to Parking Company of America Airports, LLC (“PCAA”) pursuant to a Contribution and Membership Agreement (see Note 5). PCAA was formed on August 22, 2002 as a Delaware limited liability company for the purpose of receiving certain assets and liabilities that were contributed by the PCA Group related to its off-airport parking business. On October 1, 2003, the membership units of PCAA were contributed to a new entity, PCAA Parent, LLC, ultimately a subsidiary of Macquarie Americas Parking Corporation.

          The consolidated statements of operations and cash flows include the results of operations and cash flows specific to the off-airport parking operations that were contributed by the PCA Group to PCAA on December 19, 2002 for the period from January 1, 2002 to December 18, 2002 and the year ended December 31, 2001. Accordingly, the contributed Parking Operations comprise the 10 owned or leased off-airport parking locations in California, Arizona, Colorado, Texas, Georgia, Tennessee and Pennsylvania. The Parking Operations provide off-site airport parking services, transportation services and airport related hotel transportation services at, or in connection with, these off-site airport parking facilities.

          The consolidated statements of operations and cash flows prior to the Contribution Date have been derived from the accounting records of the PCA Group using the historical results of operations and historical basis of the assets and liabilities of the Parking Operations. Management believes the assumptions underlying the preparation of the consolidated statements of operations and cash flows are reasonable. However, the consolidated statements of operations and cash flows included herein may not necessarily reflect the Company’s results of operations, financial position and cash flows in the future or what its results of operations, financial position and cash flows would have been had the Company been a stand-alone business during those periods.

          General corporate overhead that could be specifically identified to the Parking Operations was allocated accordingly. Other corporate overhead, primarily salaries and general and administrative expenses for executive management, finance, legal, human resources, information services and professional services was allocated based on the ratio of the Parking Operations’ revenue as a percentage of the PCA Group’s total revenue. This allocated corporate overhead amounted to approximately $1,219,000 and $1,072,000 for the period ended December 18, 2002 and the year ended December 31, 2001, respectively. Subsequent to the Contribution Date, PCAA and its successors are using their own resources or purchased services.

          The PCA Group used a centralized approach to cash management and the financing of its Parking Operations, except for certain credit facilities associated with the property of specific parking locations. Cash deposits from the Parking Operations were transferred to the PCA Group on a regular basis and were netted against the PCA Group’s net investment account. As a result, none of PCA Group’s cash and cash equivalents at the corporate level was allocated to the Parking Operations in the consolidated statements of operations and cash flows. Funding required from the PCA Group for working capital, acquisition or capital expenditure requirements, after giving effect to the Parking Operations’

OFF-AIRPORT PARKING OPERATIONS OF PCA PARKING COMPANY OF AMERICA, LLC

NOTES TO CONSOLIDATED STATEMENTS OF OPERATIONS AND CASH FLOWS — (Continued)

transfers to or from the PCA Group of its cash flows from operations, resulted in changes in invested equity, as follows:

	Period from
	January 1 to	Year Ended
	December 18	December 31
	2002	2001

Balance, beginning of period	$(14,111,432)	$(9,726,805)
Net transfers to (from) PCA Group	1,839,301	(342,844)
Net loss	(6,726,741)	(4,041,783)

Balance, end of period	$(18,998,872)	$(14,111,432)

          The PCA Group had entered into several credit facilities to finance the acquisition of its Parking Operations. The long-term debt and related interest expense was specifically identified and allocated to the Parking Operations for all obligations related to historic property acquisitions, excluding any costs associated with the contribution of the parking operations on December 19, 2002. The balance of the long-term debt, and related interest expense, were allocated on a prorated basis in order to account for the total amount of assumed long-term debt as of December 19, 2002 (see Note 5).

2.	Summary of Significant Accounting Policies

Cash and Cash Equivalents

          The Company considers cash and cash equivalents to include cash on hand, in banks, and short-term, highly liquid investments with original maturities of three months or less.

Property, Improvements and Equipment

          Property, improvements and equipment are recorded at cost (or fair market on the date of acquisition). Depreciation and amortization is computed on a straight-line basis using the following useful lives:

Buildings	16-40 years
Improvements	3-15 years
Leasehold improvements	9-36 years
Transportation equipment	5-7 years
Machinery and equipment	5-10 years
Furniture and fixtures	5-10 years

          Leasehold improvements are amortized using the straight-line method over the shorter of the lease term or estimated useful lives of the assets.

          Expenditures for maintenance and repairs are expensed as incurred. For the period ended December 18, 2002, maintenance and repairs charged to direct costs were approximately $119,000 and for the year ended December 31, 2001 were approximately $75,000. When property is retired or otherwise disposed of, the related cost and accumulated depreciation are removed from the accounts and any resulting gain or loss is recorded in income.

Goodwill and Intangible Assets

          In June 2001, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards (“SFAS”) No. 141, “Business Combination,” and No. 142, “Goodwill and Other Intangible Assets.” Under these new rules, goodwill and other intangible assets deemed to have indefinite

OFF-AIRPORT PARKING OPERATIONS OF PCA PARKING COMPANY OF AMERICA, LLC

NOTES TO CONSOLIDATED STATEMENTS OF OPERATIONS AND CASH FLOWS — (Continued)

lives are no longer amortized but are subject to annual impairment tests in accordance with these statements. Other intangible assets are amortized over their useful lives.

          The Company adopted SFAS No. 141 and No. 142, in accounting for goodwill and intangible assets for the period ended December 18, 2002. Goodwill and intangible assets were recorded on the Contribution Date based on the carryover basis of the assets and the fair market values. The Company performed the required impairment tests of goodwill for the period ended December 18, 2002 and determined that no event or changes in circumstances that indicated impairment of goodwill and other intangible assets had occurred.

          On January 1, 2002, the Company adopted SFAS No. 142, which eliminates the amortization of goodwill and requires that the goodwill be tested for impairment. Transitional impairment tests of the goodwill made during the period ended December 18, 2002 did not require adjustment to the carrying value of its goodwill. Amortization expense for the year ended December 31, 2001 was $456,000. Had the Company applied the non-amortization provisions of SFAS No. 142 in 2001, the pro forma results of operations for the year ended December 31, 2001 would have been as follows:

Net loss	$(4,041,783)
Add goodwill amortization	456,000

Pro forma net loss	$(3,585,783)

Deferred Finance Costs

          The costs of obtaining financing are capitalized and amortized as interest expense over the term of the respective financing using the straight-line method, which approximates the interest method. Interest expense recorded for the period ended December 18, 2002 and the year ended December 31, 2001 was $1,935,227 and $676,999, respectively.

Lease Transactions and Related Balances

          The Parking Operations account for operating lease obligations on a straight-line basis. The difference between actual lease payments and straight-line lease expenses over the lease term is included in deferred rent. Rent expense for all operating leases is recorded in direct expenses.

Revenue Recognition

          Parking lot revenue is recorded as services are performed, net of appropriate allowances and local taxes. Revenue for services performed, but not collected are recorded in accounts receivable based upon the estimated value of the ending inventory of customer vehicles at each location. The approximate value of uncollected parking revenues has been included in other receivable.

          The Parking Operations also sells prepaid parking vouchers, which can be redeemed for future parking services. Sales of prepaid vouchers are recorded as “deferred revenue” and recognized as parking revenue when redeemed in the future. The estimated amount of deferred income related to prepaid parking vouchers was included in accrued expenses.

Comprehensive Loss

          The Company had no items of other comprehensive loss, and therefore there is no difference between the reported net loss and the comprehensive loss during the period ended December 18, 2002 and the year ended December 31, 2001.

OFF-AIRPORT PARKING OPERATIONS OF PCA PARKING COMPANY OF AMERICA, LLC

NOTES TO CONSOLIDATED STATEMENTS OF OPERATIONS AND CASH FLOWS — (Continued)

Income Taxes

          No provision has been made for federal and state income taxes in the accompanying consolidated financial statements. The income or loss of the Parking Operations was allocated to each member in the PCA Group in accordance with the terms of the applicable limited liability company agreement. Each member’s tax status, in turn, determines the appropriate income tax for its allocated share of the Parking Operations’ income or loss.

Use of Estimates

          The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires the Parking Operations’ management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements, as well as the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Concentration of Credit Risk and Labor

          Financial instruments that potentially subject the Parking Operations to concentrations of credit risk consist primarily of cash and cash equivalents, trade accounts receivable and amounts due from affiliates. Management performs ongoing credit evaluations of its customers and establishes allowances for doubtful accounts when appropriate. No provision for doubtful accounts was considered necessary as of December 18, 2002 and December 31, 2001.

3.	Long-Term Debt

          As of December 18, 2002, the Parking Operations had eight credit facilities related to the PCA Group’s Businesses. The notes payable were secured by substantially all the PCA Group’s assets and were subject to restrictive covenants including, among other things, maintenance of certain financial ratios and limits on capital expenditures. Interest on the various notes ranged from LIBOR (1.38% as of December 18, 2002) plus 3% up to 17% and was payable quarterly in arrears.

          In addition, the Parking Operations also issued warrants in conjunction with two of its notes payable. As of December 18, 2002, the Parking Operations had negotiated a buyback of these warrants for approximately $2,140,723. Included in long-term debt was approximately $2,140,723 and $1,681,997 related to the warrants obligations as of December 18, 2002 and December 31, 2001, respectively. The value of the warrants had been amortized to interest expense on a straight-line basis. Interest expense includes $458,726 of amortization for the period ending December 18, 2002 and the year ended December 31, 2001, respectively.

          The balance of all long-term debt obligations were assumed by the Parking Operations and subsequently refinanced on December 19, 2002 (see Note 5).

4.	Commitments and Contingencies

          The Parking Operations was obligated under non-cancelable operating leases for various parking facilities. These operating leases expire between 2004 and 2020. The Parking Operations also leases certain vehicles under agreements that meet the criteria for classification as capital leases. Rent expense of $1,965,463 and $2,023,151 is included in direct expenses in the accompanying consolidated statements of operations for the period ended December 18, 2002 and the year ended December 31, 2001, respectively. Most of the leases are subject to renewal under terms similar to the existing lease terms.

OFF-AIRPORT PARKING OPERATIONS OF PCA PARKING COMPANY OF AMERICA, LLC

NOTES TO CONSOLIDATED STATEMENTS OF OPERATIONS AND CASH FLOWS — (Continued)

5.	Subsequent Event

          Effective December 19, 2002, the PCA Group entered into a Contribution and Membership Purchase Agreement (the Contribution Agreement) with Macquarie Americas Parking Corporation (MAPC) to contribute certain assets and liabilities of the Company, primarily the Parking Operations’ airport parking operations, to PCAA, a newly formed limited liability company, in exchange for 23,000 membership units with an agreed upon value of $1,000 per unit for $23,000,000. Concurrently, MAPC, through an escrow agreement, purchased 11,000 of the 23,000 membership units from the PCA Group for an aggregate purchase price of $11,000,000. At the closing of the transaction, $57 million of liabilities were assumed by PCAA.

CONSOLIDATED FINANCIAL STATEMENTS

CONNECT M1-A1 HOLDINGS LIMITED AND SUBSIDIARY

December 31, 2003 and March 31, 2003

Report of Independent Registered Accountants

To the Shareholders of

     Connect M1-A1 Holdings Limited

          We have audited the accompanying consolidated balance sheets of Connect M1-A1 Holdings Limited (formerly Yorkshire Link (Holdings) Limited) and its subsidiary as of December 31, 2003 and March 31, 2003, and the related consolidated statements of operations, changes in shareholders’ equity and comprehensive loss, and cash flows for the nine months ended December 31, 2003 and for the years ended March 31, 2003 and 2002. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

          We conducted our audits in accordance with the Standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

          In our opinion the consolidated financial statements present fairly, in all material respects, the financial position of the companies as of December 31, 2003 and March 31, 2003, and the results of their operations and their cash flows for nine months ended December 31, 2003 and for the years ended March 31, 2003 and 2002, in conformity with accounting principles generally accepted in the United States of America.

          As discussed in Note 2, effective April 1, 2001 the Company adopted SFAS 133, “Accounting for Derivative Instruments and Hedging Activities.”

DELOITTE & TOUCHE LLP

London, England

June 4, 2004

CONNECT M1-A1 HOLDINGS LIMITED AND SUBSIDIARY

CONSOLIDATED BALANCE SHEETS

	As of	As of
	December 31,	March 31,
	2003	2003

	(In thousands)
Assets
Current assets:
Cash and cash equivalents	£10,316	£1,404
Restricted cash	11,500	11,500
Accounts receivable	269	492
Unbilled accounts receivable	4,775	2,807
Inventory — consumable supplies	297	227
Prepaid expenses	46	284
Deferred taxes	605	—

Total current assets	27,808	16,714
Machinery and equipment, net	20,928	22,237
Investment in concession, net	227,334	233,395
Other assets:
Loans receivable from shareholders	16,546	15,917
Deferred finance costs	5,198	5,455
Deferred taxes	–	4,081

Total assets	£297,814	£297,799

Liabilities and shareholders’ deficit
Current liabilities:
Accounts payable	£1,214	£2,724
Accrued expenses	5,554	419
Current portion of long-term debt	14,880	11,889

Total current liabilities	21,648	15,032
Long-term liabilities
Long-term debt, net of current portion	298,211	306,676
Deferred taxes	72	—
Fair value of interest rate swaps	21,523	27,034

Total long-term liabilities	319,806	333,710

Total liabilities	341,454	348,742

Shareholders’ deficit:
Common stock, .01 par value; 10,000,000 shares authorized; 3,000,000 and 3,000,001 shares issued and outstanding, respectively	3,000	3,000
Accumulated deficit	(34,102)	(40,866)
Accumulated other comprehensive loss	(12,538)	(13,077)

Total shareholders’ deficit	(43,640)	(50,943)

Total liabilities and shareholders’ deficit	£297,814	£297,799

See accompanying notes to the consolidated financial statements.

CONNECT M1-A1 HOLDINGS LIMITED AND SUBSIDIARY

CONSOLIDATED STATEMENTS OF OPERATIONS

	Nine Months	Year Ended March 31,
	Ended
	December 31, 2003	2003	2002

	(In thousands)
Revenue	£35,090	£45,267	£46,051
Costs of revenue	(9,570)	(11,404)	(10,892)

Gross margin	25,520	33,863	35,159
General and administrative expenses	(814)	(1,245)	(1,264)

Operating income	24,706	32,618	33,895

Other (expense) income:
Interest expense	(15,277)	(22,168)	(26,741)
Interest income	1,172	1,772	1,539
Income (loss) from interest rate swaps	1,760	(15,260)	(2,245)

Total other expense	(12,345)	(35,656)	(27,447)

Income (loss) before income taxes	12,361	(3,038)	6,448
Income tax expense (benefit)	3,197	(925)	1,899

Net income (loss)	£9,164	£(2,113)	£4,549

See accompanying notes to the consolidated financial statements.

CONNECT M1-A1 HOLDINGS LIMITED AND SUBSIDIARY

CONSOLIDATED STATEMENTS OF SHAREHOLDERS’

DEFICIT AND OTHER COMPREHENSIVE INCOME (LOSS)

				Accumulated		Total
	Common Stock			Other		Comprehensive
			(Accumulated	Comprehensive		Income
	Shares	Amount	Deficit)	Loss	Total	(Loss)

	(In thousands, except number of shares)
Balance as of March 31, 2001	3,000,001	£3,000	£3,711	£—	£6,711
Adoption of FAS 133 (net of tax of £6,095)	—	—	—	(14,221)	(14,221)	£(14,221)
Net income	—	—	4,549	—	4,549	4,549
Release of other comprehensive income (net of tax of £242)	—	—	—	564	564	564
Dividends paid	—	—	(6,000)	—	(6,000)	—
Distribution to shareholders	—	—	(25,368)	—	(25,368)	—

						£(9,108)

Balance as of March 31, 2002	3,000,001	3,000	(23,108)	(13,657)	(33,765)
Net loss	—	—	(2,113)	—	(2,113)	£(2,113)
Release of other comprehensive income (net of tax of £248)	—	—	—	580	580	580
Dividends paid	—	—	(5,300)	—	(5,300)	—
Distribution to shareholders	—	—	(10,345)	—	(10,345)	—

						£(1,533)

Balance as of March 31, 2003	3,000,001	3,000	(40,866)	(13,077)	(50,943)
Net income	—	—	9,164	—	9,164	£9,164
Release of other comprehensive income (net of tax of £232)	—	—	—	539	539	539
Dividends paid	—	—	(2,400)	—	(2,400)	—
Share buyback	(1)	—	—	—	—	—

						£9,703

Balance as of December 31, 2003	3,000,000	£3,000	£(34,102)	£(12,538)	£(43,640)

See accompanying notes to the consolidated financial statements.

CONNECT M1-A1 HOLDINGS LIMITED AND SUBSIDIARY

CONSOLIDATED STATEMENTS OF CASH FLOWS

	Nine Months	Year Ended March 31,
	Ended
	December 31, 2003	2003	2002

	(In thousands)
Operating activities
Net income (loss)	£9,164	£(2,113)	£4,549
Adjustments to reconcile net income (loss) to net cash provided by operating activities:
Depreciation	7,389	9,508	9,201
Amortization of deferred finance costs	257	337	2,687
Accounts payable — long-term	—	(135)	(117)
Redemption premium	376	496	666
Accretion of interest on receivable from shareholders	(629)	(741)	(121)
Amortization of other comprehensive income	771	828	805
Deferred taxes	3,316	(1,214)	1,474
Change in fair value of interest rate swaps	(5,511)	9,277	(2,558)
Changes in operating assets and liabilities:
Accounts receivable	223	(355)	3,941
Unbilled receivables	(1,968)	(303)	(2,504)
Prepaid expenses	238	235	(54)
Inventory	(70)	—	(7)
Accounts payable	(1,510)	452	122
Accrued expenses	5,135	(120)	(2,080)

Net cash provided by operating activities	17,181	16,152	16,004

Investing activities
Restricted cash	—	15,100	(10,834)
Purchases of property and equipment	(19)	(184)	(60)
Receivable from shareholders	—	(4,655)	(10,400)

Net cash (used in) provided by investing activities	(19)	10,261	(21,294)

Financing activities
Proceeds from borrowings	—	—	234,270
Repayment of long-term debt	(5,850)	(11,427)	(192,020)
Finance costs	—	—	(4,382)
Distribution to shareholders	—	(10,345)	(25,368)
Cash dividends paid	(2,400)	(5,300)	(6,000)

Net cash used by financing activities	(8,250)	(27,072)	6,500

Net increase (decrease) in cash and cash equivalents	8,912	(659)	1,210
Cash and cash equivalents, beginning of period	1,404	2,063	853

Cash and cash equivalents, end of period	£10,316	£1,404	£2,063

Supplemental disclosures
Income tax paid (cash)	£293	£423	£343

Interest paid (cash):
Senior debt	£8,996	£19,588	£18,640
Subordinated debt	1,236	1,321	4,289

	£10,232	£20,909	£22,929

See accompanying notes to the consolidated financial statements.

CONNECT M1-A1 HOLDINGS LIMITED AND SUBSIDIARY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2003
(In thousands)

1.	Description of Business and Basis of Presentation

          The accompanying consolidated financial statements include the accounts of Connect M1-A1 Holdings Limited (“Holdings”), formerly Yorkshire Link (Holdings) Limited, and its wholly owned subsidiary Connect M1-A1 Limited, formerly Yorkshire Link Limited, (“Connect MI-AI”), (collectively referred to as the “Company”). Holdings was established in 1994 as an investment by Balfour Beatty plc (“Balfour Beatty”) and Kvaerner Construction Group Limited (“Kvaerner”). Macquarie Infrastructure (UK) Limited purchased the Kvaerner ownership interest in Holdings in 1999. Balfour Beatty and Macquarie Infrastructure (UK) Limited (collectively known as the “Shareholders”) jointly control Connect M1-A1, a limited liability company incorporated in the United Kingdom that was formed in 1994 to design, build and operate the Yorkshire Link Road around Leeds, England under a 30 year concession agreement (the “Concession Agreement”) with the Secretary of State for Transport (the “Transport Secretary”). All decisions must be approved by both shareholders.

          Macquarie Infrastructure (UK) Limited transferred its ownership in Holdings to Macquarie Yorkshire Limited (“MYL”) in April 2003.

          The Yorkshire Link Road is a motorway link of almost thirty kilometres in length (nineteen miles) which provides a strategic connection between the M1 and M62 motorways south of Leeds, England and the A1 Trunk Road south of Wetherby, England. Upon the conclusion of the Concession Agreement, the Yorkshire Link Road will transfer to the UK Government. The Company has certain obligations set out in the Concession Agreement, including, for example, a requirement to maintain the road. If the Company defaults on its obligations under the Concession Agreement, the Transport Secretary may terminate the Concession Agreement without compensation to the Company. In addition, the Transport Secretary may terminate the Concession Agreement under other circumstances, including the following:

•	the performance obligations under the Concession Agreement become impossible without the exercise of a statutory power by the Transport Secretary;

•	the Transport Secretary chooses not to exercise that power following a request by the Company; and

•	the Company and the Transport Secretary fail to agree on an alternative means of performance within a period of 90 days.

          From March 1996 through February 1999, the Company designed and constructed the Yorkshire Link Road. The Yorkshire Link Road was officially opened to traffic on February 4, 1999. The Company is now maintaining and operating the Yorkshire Link Road for the duration of the Concession Agreement, which expires in March 2026. This Concession Agreement is the sole source of the Company’s revenue and operations and, upon the end of the contract, the Company will be dissolved.

2.	Summary of Significant Accounting Policies

Principles of Consolidation

          All significant intercompany balances and transactions have been eliminated on consolidation.

Use of Estimates

          The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of

CONNECT M1-A1 HOLDINGS LIMITED AND SUBSIDIARY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates. Estimates and assumptions are primarily made in relation to revenue recognition for any period less than twelve months.

Cash and Cash Equivalents

          Cash and cash equivalents are defined as all short-term highly liquid investments with an original maturity of 90 days or less.

Inventories

          Inventories consist primarily of consumable supplies and materials. Inventories are stated at the lower of cost or market value. Cost is determined by the first-in, first-out basis. Market value is determined by the quoted price for comparable supplies and materials.

Investment in Concession

          The Investment in the Concession, the Yorkshire Link Road, is stated at cost less accumulated depreciation. The Company capitalized interest cost incurred by Yorkshire during construction as a component of the Yorkshire Link Road cost of construction. There has been no interest capitalized during any subsequent period.

          Depreciation on the Yorkshire Link Road in any period is determined based on a percentage of vehicle usage in that period relative to the total estimated vehicle usage over the life of the Concession Agreement. Depreciation commenced on February 4, 1999.

          Maintenance and repair costs are charged to expense as incurred. Major betterments and improvements which extend the useful life of the item are capitalized and depreciated.

          The Company has scheduled its maintenance and repairs so as to ensure that the Yorkshire Link Road is in the necessary condition at the date of transfer to the UK Government. The Company may incur additional maintenance and repair costs at the end of the Concession Agreement if the scheduled maintenance and repairs do not achieve that objective.

Property and Equipment

          Property and equipment is stated at cost less accumulated depreciation. Depreciation is recorded on a straight-line basis over the estimated useful lives ranging from three to twenty years.

          The cost and accumulated depreciation of property and equipment retired or otherwise disposed of are removed from the related accounts, and any residual values are charged or credited to income.

Deferred Finance Costs

          Finance costs in relation to the Company’s debt are recorded as an asset and amortized over the terms of the loans, using the effective interest rate method. Deferred finance costs relating to debt extinguishments are written off to the statement of operations in that period.

Impairment of Long-Lived Assets

          Long-lived assets are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset or group of assets may not be fully recoverable. These events or changes in circumstances may include a significant deterioration of operating results, changes in business plans, or changes in anticipated future cash flows. If an impairment indicator is present, the

CONNECT M1-A1 HOLDINGS LIMITED AND SUBSIDIARY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

Company evaluates recoverability by a comparison of the carrying amount of the assets to future undiscounted net cash flows expected to be generated by the assets. If the carrying value exceeds such undiscounted cash flows, the impairment recognized is measured by the amount by which the carrying amount exceeds the fair value of the assets. Fair value is generally determined by estimates of discounted cash flows. The discount rate used in any estimate of discounted cash flows would be the rate required for an investment of similar risk.

Income Taxes

          The Company uses the liability method in accounting for income taxes. Under this method, deferred income tax assets and liabilities are determined based on differences between financial reporting and tax bases of assets and liabilities and are measured using the enacted tax rates that will be in effect when the differences are expected to reverse.

          Deferred tax assets are reduced by a valuation allowance when, in the opinion of management, it is more likely than not that some portion or all of the deferred tax assets will not be realized.

Revenue Recognition

          The Company’s sole source of revenue is from the Secretary of State through a shadow tolling system that is based on traffic volume, toll rates and vehicle class, as defined in the Concession Agreement. In accordance with the agreement, the Company receives provisional monthly payments based on revenues earned in the prior fiscal year ending March 31. An annual reconciliation is provided shortly after the fiscal year end and any under or overpayment is adjusted. Any difference between the revenue recognized and the revenue billed is recorded as unbilled receivables.

          The Concession Agreement provides traffic band rates per vehicle kilometer (vkm) that are the basis for the shadow tolls. The rate per vkm generally decreases based on these bands, as the traffic volumes increase. These bands are based on annual traffic volumes, as defined. The rates per vkm are subject to an indexation factor, as defined by the Concession Agreement, which varies from time to time. Changes to the indexation factor have the general effect of decreasing the rate per vkm in the periods subsequent to any such change.

          For annual periods, revenue is calculated based on the actual traffic volume applying the vkm rates for that period. The vkm rates represent the contractual traffic band rate modified for the indexation factor applicable to that period. The annual revenue generated from the concession is subject to a maximum amount. For periods of less than twelve months, the Company determines an expected average rate per vehicle for each vehicle class, based on estimated traffic volume, which is used as the basis for revenue recognition. The Company recognizes revenue based on the actual traffic volumes at the estimated average rate per vehicle.

Accounting for Derivative Instruments and Hedging Activities

          On April 1, 2001, the Company adopted SFAS 133, “Accounting for Derivative Instruments and Hedging Activities” (“SFAS 133”), which establishes accounting and reporting standards for derivative instruments, including certain derivative instruments embedded in other contracts and used for hedging activities. All derivatives, whether designated for hedging relationships or not, are required to be recorded on the balance sheet at fair value. If the derivative is designated as a fair value hedge, all changes in the fair value of the derivative and changes in the fair value of the hedged item attributable to the hedged risk are recognized in the Statement of Operations. If the derivative is designated as a cash flow hedge, the effective portions of the changes in the fair value of the derivative are recorded in other comprehensive income and are recognized in the statement of operations when the hedged item affects earnings. The

CONNECT M1-A1 HOLDINGS LIMITED AND SUBSIDIARY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

ineffective portions of both fair value and cash flow hedges are immediately recognized in the Statement of Operations.

          Upon adoption of SFAS 133, to the extent that an entity had derivative instruments that were consistent with cash flow hedges, the cumulative effect of adoption was required to be recorded as an adjustment to other comprehensive income and released over the remaining life of the interest rate swaps based on the effective interest rate method. The Company recorded a cumulative effect of adoption, net of tax, of £14,221. This balance is released from other comprehensive income to the statement of operations each period.

          Following adoption of SFAS 133, the interest rate swaps are accounted for at fair value with any increase in fair value being reflected in the statement of operations each period.

Loans Receivable from Shareholders

          The Company records non-interest bearing receivables from Shareholders at the discounted value based on an estimated discount rate in place at the date of issuance of the amounts. The difference between the discounted value and the cash value is recorded as a distribution to shareholders. The Company records interest income based on the imputed rate over the life of the loan and increases the amount of the receivable.

3.	Restricted Cash

          In accordance with a restriction in the agreements with the Company’s lending institutions, a certain level of cash is restricted in order to maintain a balance sufficient to cover the anticipated debt service for the following three to six months. In September 2001 the Senior Bank Lenders required an additional £15,000 to be held in the restricted cash account for the purpose of providing security against any liability of the Company to indemnify the Secretary of State for Transport in respect of claims for compensation pursuant to Part 1 of the Land Compensation Act 1973 received by or on behalf of the Secretary of State for Transport in relation to the project plus related costs, whensoever such claims are so received. In June 2002, the Secretary of State for Transport accepted that no such indemnity existed and the Company was released from the requirement to hold the cash in reserve.

4.	Long-Term Debt

Long-term debt consists of the following:

	As of	As of
	December 31,	March 31,
	2003	2003

Senior Bank Loan	£212,321	£217,109
European Investment Bank Loan	82,701	83,763
Junior Subordinated Loan from Shareholders	5,709	5,709
Subordinated Loan from Shareholders	10,000	10,000
Redemption Premium on Subordinated Loan from Shareholders	2,360	1,984

	313,091	318,565
Less current portion of long-term debt	14,880	11,889

	£298,211	£306,676

          In September 2001, Yorkshire repaid certain of its outstanding debt facilities and replaced them with new borrowings. At the same time, the Shareholders purchased the Subordinated Loan from a third

CONNECT M1-A1 HOLDINGS LIMITED AND SUBSIDIARY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

party. As a result, the term of the senior credit facilities were lengthened from thirteen to twenty-three years. In addition, the Company received proceeds from the additional borrowings in excess of its cash requirements and entered into an agreement whereby the Shareholders could borrow the excess cash from the Company (see Note 5). In connection with the refinancing, the Company wrote off £2,337 of deferred financing costs associated with repayment of the debt.

Senior Bank Loan

          The Senior Bank Loan bears interest at LIBOR plus 0.75% per year in 2004 (and increases to 0.80% per year in 2006 and 0.90% per year in 2020) (4.92% per year as of December 31, 2003) and is repayable in semiannual installments through March 31, 2024.

European Investment Bank (EIB) Loan

          The EIB Loan is provided by the EIB to companies to contribute towards the integration, balanced development and economic and social cohesion of the European Union member countries. This loan was provided as part of the original financing of the Yorkshire Link Road. A portion of the loan is guaranteed by a commercial letter of credit (£47,500) and a portion of the loan is guaranteed by the European Investment Fund (“EIF”) (£22,500). The guaranteed portion of the loan bears interest at 9.23% per year and the remaining portion bears interest at 9.53% per year. The loan agreement allows the guarantee to be released based on the achievement of certain financial covenants. The loan is repayable in semiannual installments through March 25, 2020. In the event of the early retirement of the EIB facility by the Company, break funding charges would be payable by the Company, the magnitude of which would depend upon the existing interest rate environment at the date of early retirement. As of December 31, 2003, the estimated break funding charges would be approximately £22,000.

Junior Subordinated Loan from Shareholders

          The subordinated loan from shareholders was entered into on March 26, 1996. The Junior Subordinated Loan was put in place by the Shareholders to facilitate the construction of the Yorkshire Link Road and to provide the Shareholders with a fixed return. The subordinated loan bears interest at 15% per year and it is repayable in 2020.

Subordinated Loan from Shareholders

          The subordinated loan bears interest at LIBOR plus 4% per year (8.17% per year at December 31, 2003), with a minimum interest rate of 6% per year, and is repayable in semi-annual installments from March 31, 2005 through September 30, 2016. The loan, originally with a third party, was purchased equally by the shareholders in 2001. In addition to the annual interest cost, the loan includes a redemption premium of £6,500 that is being accreted based on the effective interest rate over the life the loan.

          Certain of the Company’s borrowings contain various restrictive covenants which require the Company to maintain certain financial covenants, including a Debt Service Cover Ratio for the current and forecast twelve month period of 1.13 for the EIB Loan and 1.10 for the Senior Bank Loan and a Loan Life Coverage Ratio for the current and forecast twelve month period of 1.15 for the EIB Loan and the Senior Bank Loan. The Company has been in compliance with all such covenants during the reporting period.

CONNECT M1-A1 HOLDINGS LIMITED AND SUBSIDIARY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

          All of the Company’s borrowings contain either a fixed or varying security interest over the assets of the Company, as defined by an intercreditor agreement. All long-term debt facilities would be repaid in advance of other general creditors in the event of the Company becoming insolvent, except as prohibited by any legal restriction.

          Future maturities of the long-term debt are as follows: £14,880 in 2004; £16,053 in 2005 (including £260 redemption premium); £15,143 in 2006 (including £260 redemption premium); £18,806 in 2007 (including £390 redemption premium); and £252,350 in 2008 and thereafter (including £5,590 redemption premium).

5.	Related Party Transactions

Loans Receivable from Shareholders

          The Company has agreements with the Shareholders which allow them to each borrow available cash, as defined in the agreements. Under the agreements, each shareholder shall only be entitled to draw an amount if the other shareholder draws the same amount at that time. The shareholders borrowed on these agreements in 2001 and 2002.

          These loans are non-interest bearing and repayable between 2016 and 2025. Repayments are deferrable up until the maturity date; however, any deferred repayments attract a penalty interest rate of LIBOR plus 2% per year. Any deferral of payment must be approved by both of the shareholders. The present value of future cash flows, discounted at the long-term zero coupon rate plus 0.75% per year at the date of each drawdown was recorded as the upstream loan. The difference between the discounted value and the future value of the loan is accreted over time through interest income in the statement of operations using the effective interest method.

          The borrowing of £14,154 on September 4, 2001 was discounted at 6.23% per year, the borrowing of £21,614 on March 31, 2002 was discounted at 6.16% per year and the borrowing of £15,000 on June 30, 2002 was discounted at 5.97% per year. The gross value of the loans receivable from shareholders as of December 31, 2003 is £50,768 (March 31, 2003: £50,768).

Management Services

          In March 1996 the Company entered into a technical services agreement and a secondment agreement with its shareholders to provide management, staff and technical support services. The technical services agreement was terminated in March 2004. The secondment agreement is an ongoing arrangement for the duration of the Concession Agreement, although Yorkshire can terminate the agreement with ninety days’ notice.

          Expenses incurred are as follows:

		Year Ended
		March 31,
	Nine Months Ended
	December 31, 2003	2003	2002

Secondment agreement	£314	£402	£407
Technical services agreement	447	576	572
Vehicle rental	11	16	14
Director fees	145	193	193

	£917	£1,187	£1,186

          As of December 31, 2003 and March 31, 2003, amounts included in accounts payable from related parties were £40 and £85, respectively. In addition, amounts included in accruals from related

CONNECT M1-A1 HOLDINGS LIMITED AND SUBSIDIARY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

parties as of December 31, 2003 and March 31, 2003 were £75 and £56, respectively. The accrual as at December 31, 2003 relates to a deferred technical service fee which is paid six monthly (March and September) but accrued over the six months.

Construction Services

          In 1996, the Company entered into a contract with the Kvaerner/ Balfour Beatty Joint Venture for the construction of the Yorkshire Link Road. The Construction Joint Venture (“CJV”) was formed by Kvaerner Construction Limited, an unrelated party and Balfour Beatty Civil Engineering Limited, a related party member of Balfour Beatty.

          As of December 31, 2003 and March 31, 2003 amounts included in accounts payable to the CJV were £0 and £66, respectively. The CJV payable relates to an amount due as a final installment on the construction contract. In addition, amounts due from the CJV included in accounts receivable as of December 31, 2003 and March 31, 2003 were £84 and £416, respectively. The CJV receivable relates to repair work performed by Yorkshire that was considered the responsibility of the CJV and was settled subsequent to December 31, 2003.

6.	Income Taxes

          The provision for income taxes from continuing operations consists of the following:

		Year Ended
		March 31,
	Nine Months Ended
	December 31, 2003	2003	2002

Current	£4	£289	£425
Deferred	3,193	(1,214)	1,474

	£3,197	£(925)	£1,899

          The reconciliation of income taxes computed at the UK statutory rate to income tax expense (benefit) is as follows:

		Year Ended
		March 31,
	Nine Months Ended
	December 31, 2003	2003	2002

Tax at U.K. statutory rate of 30% per year	£3,708	£(911)	£1,934
Adjustments to tax charges prior periods	(324)	206	—
Expenses not deductible for tax purposes	2	2	1
Non-taxable revenues	(189)	(222)	(36)

Income tax expense (benefit)	£3,197	£(925)	£1,899

CONNECT M1-A1 HOLDINGS LIMITED AND SUBSIDIARY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

          Significant components of the Company’s deferred tax assets (liabilities) are as follows:

	As of	As of
	December 31,	March 31,
	2003	2003

Deferred revenues	£605	£—
Accelerated capital allowances	(16,470)	(18,331)
Unrealized trading losses	10,353	14,179
Interest rate swaps	6,045	8,110
Interest rate accrual	—	123

Deferred tax	£533	£4,081

          The unrealized trading losses are not expected to expire prior to the end of the concession. Unrealized trading losses as at December 31, 2003 was £34,511.

          In assessing the realization of deferred tax assets, management considers whether it is more likely than not that such benefit will be realized. The ultimate realization of deferred tax assets is dependent upon the generation of future taxable income.

7.	Fair Value of Financial Instruments

          The estimated fair value of the Company’s financial instruments at December 31, 2003 is summarized below. Certain estimates and judgments were required to develop the fair value amounts. The fair value amounts shown below are not necessarily indicative of the amounts that the Company would realize upon disposal nor do they indicate the Company’s intent or ability to dispose of the financial instrument.

          The following methods and assumptions were used to estimate the fair value of each material class of financial instrument:

•	Loans receivable from Shareholders — The fair value of these loans is determined by discounting future cash flows at the reporting date using the long-term zero coupon rate plus 0.75% per year at the reporting date. As of December 31, 2003 and March 31, 2003, the total discount rates used were 5.67% per year and 5.47% per year.

•	Long-term debt — The fair value of long-term debt is estimated based on the discounted future cash flows using currently available interest rates for similar instruments. A margin was applied ranging between 0.48% per year for the EIB Loan to 4.57% per year for both of the Subordinated Loans.

	As of	As of
	December 31,	March 31,
	2003	2003

European Investment Bank loan	£110,614	£114,767
Junior subordinated debt	£8,363	£8,611
Commercial subordinated debt	£13,115	£12,791
Loans receivable from Shareholders	£18,143	£17,862

          The carrying amounts of cash and cash equivalents, accounts receivable, accounts payable and accrued expenses approximate fair value because of the short maturity of these instruments. The carrying amount of the Company’s senior debt approximates fair value because of the variability of the interest cost associated with the instrument.

CONNECT M1-A1 HOLDINGS LIMITED AND SUBSIDIARY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

          The Company also enters into interest swap arrangements related to its bank borrowings to manage its exposure to variability in cash flows associated with floating interest rates. The total swap notional value approximates 70% of the amortizing debt balance over the term of the senior bank loan. As of December 31, 2003, the Company had five outstanding interest rate swap arrangements.

•	The first arrangement is an interest rate swap, which has a notional amount of £12,308 as of December 31, 2003 and expires on March 31, 2014. Under this agreement, the fixed rate payable is 9.63% per year.

•	The second arrangement is an interest rate swap, which has a notional amount of £17,709 as of December 31, 2003 and expires on March 31, 2014. Under this agreement, the fixed rate payable is 9.45% per year.

•	The third arrangement is an interest rate swap, which has a notional amount of £20,409 as of December 31, 2003 and expires on March 31, 2014. Under this agreement, the fixed rate payable is 9.45% per year.

•	The fourth arrangement is an interest rate swap, which has a notional amount of £20,409 as of December 31, 2003 and expires on March 31, 2014. Under this agreement, the fixed rate payable is 9.45% per year.

•	The fifth arrangement is an interest rate swap, which has a notional amount of £77,811 as of December 31, 2003 and expires on March 31, 2024. Under this agreement, the fixed rate payable is 5.68% per year.

          The estimated fair value of these five swaps is based on quoted market prices. As of December 31, 2003 and March 31, 2003, the fair value was estimated to be a liability of £22 million and £27 million respectively. The change in fair value is reflected in the statement of operations.

8.	Commitments and Contingencies

Litigation

          As of December 31, 2003, there were no known legal disputes pending against the Company.

Letter of Credit Facilities

          The Company has a letter of credit of £47,500 that is in place to guarantee a portion of the EIB Loan. The Company pays a 0.75% per year fee on the letter of credit which expires in 2020 but can be cancelled prior to that date if the Company is released from the guarantee requirement of the EIB Loan.

          In addition, the Shareholders have each provided EIB with letters of credit of £1,000 which are callable if the EIB Loan is prepaid and the Company does not pay the prepayment penalties. These letters of credit will reduce based on the achievement of certain release test criteria. These criteria were not met in 2003 but are expected to be met in 2005 on the final release date.

EIF Guarantee

          The Company has a guarantee facility with EIF to guarantee £22,500 of the EIB Loan. The Company pays a contractually agreed-upon fee and the guarantee expires in 2014.

CONNECT M1-A1 HOLDINGS LIMITED AND SUBSIDIARY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

9.	Subsequent Events (Unaudited)

Transfer Pricing

          On April 1, 2004, the U.K. government introduced Transfer Pricing rules. The new Transfer Pricing rules require all intercompany debt arrangements to be on an arm’s-length basis in order to be respected as loans under UK tax law. This proposed legislation is expected to have an impact on the Public Finance Initiative (“PFI”) and Public Private Partnership (“PPP”) sectors. The Company is reviewing the proposed legislation to determine what impact, if any, the changes will have on its ongoing operations.

         Through and including                     , 2004 (the 25th day after the date of this prospectus), all dealers effecting transactions in these securities, whether or not participating in this offering, may be required to deliver a prospectus. This is in addition to the dealers’ obligation to deliver a prospectus when acting as underwriters and with respect to their unsold allotments or subscriptions.

 Shares

Macquarie Infrastructure Assets Trust

Each Share Represents One Beneficial Interest in the Trust

PROSPECTUS

Merrill Lynch & Co.

                    , 2004

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

Item 13.	Other Expenses of Issuance and Distribution.

          The estimated expenses payable by us in connection with the offering described in this registration statement (other than the underwriting discount and commissions and the representative’s non-accountable expense allowance) will be as follows:

SEC registration fee	$45,093
NASD filing fee	30,500
Listing application fee	*
Printing and engraving expenses	*
Legal fees and expenses	*
Accounting fees and expenses	*
Blue Sky fees and expenses	*
Trustee fees and expenses	*
Miscellaneous	*

Total	$75,593

*	To be filed by amendment.

Item 14.	Indemnification of Directors and Officers.

          Certain provisions of our LLC agreement are intended to be consistent with Section 145 of the Delaware General Corporation Law, which provides that a corporation has the power to indemnify a director, officer, employee or agent of the corporation and certain other persons serving at the request of the corporation in related capacities against amounts paid and expenses incurred in connection with an action or proceedings to which he is, or is threatened to be made, a party by reason of such position, if such person shall have acted in good faith and in a manner he reasonably believed to be in or not opposed to the best interests of the corporation, and, in any criminal proceedings, if such person had no reasonable cause to believe his conduct was unlawful; provided that, in the case of actions brought by or in the right of the corporation, no indemnification shall be made with respect to any matter as to which such person shall have been adjudged to be liable to the corporation unless and only to the extent that the adjudicating court determines that such indemnification is proper under the circumstances.

          Our LLC agreement includes a provision that eliminates the personal liability of its directors for monetary damages for breach of fiduciary duty as a director, except for liability:

•	for any breach of the director’s duty of loyalty to the company or its members;

•	for acts or omissions not in good faith or a knowing violation of law;

•	regarding unlawful dividends and stock purchases analogous to Section 174 of the Delaware General Corporation Law; or

•	for any transaction from which the director derived an improper benefit.

          Our LLC agreement provides that:

•	we must indemnify our directors and officers to the equivalent extent permitted by Delaware General Corporation Law;

•	we may indemnify our other employees and agents to the same extent that we indemnified our officers and directors, unless otherwise determined by the company’s board of directors; and

•	we must advance expenses, as incurred, to our directors and executive officers in connection with a legal proceeding to the extent permitted by Delaware law and may advance expenses as incurred to our other employees and agents, unless otherwise determined by the company’s board of directors.

          The indemnification provisions contained in our LLC agreement are not exclusive of any other rights to which a person may be entitled by law, agreement, vote of members or disinterested directors or otherwise.

          In addition, we will maintain insurance on behalf of our directors and executive officers and certain other persons insuring them against any liability asserted against them in their respective capacities or arising out of such status.

          Insofar as indemnification for liabilities arising under the Securities Act may be permitted to our directors, officers and controlling persons pursuant to the foregoing provisions, or otherwise, we have been advised that, in the opinion of the SEC, such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment of expenses incurred or paid by a director, officer or controlling person in a successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, we will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to the court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

          Pursuant to the Underwriting Agreement filed as Exhibit 1.1 to this registration statement, we have agreed to indemnify the underwriters and the underwriters have agreed to indemnify us against certain civil liabilities that may be incurred in connection with this offering, including certain liabilities under the Securities Act.

Item 15.	Recent Sales of Unregistered Securities.

          Not applicable.

Item 16.	Exhibits and Financial Statement Schedules.

          (a) The following exhibits are filed as part of this registration statement:

Exhibit No.		Description

1	.1*	Form of Underwriting Agreement
2	.1*	Stock Purchase Agreement dated as of June 7, 2004 relating to the acquisition of Macquarie Americas Parking Corporation
2	.2*	Stock Purchase Agreement dated as of June 7, 2004 relating to the acquisition of North America Capital Holding Company
2	.3*	Share Purchase Agreement dated as of June 7, 2004 relating to the acquisition of Macquarie Yorkshire Limited
2	.4*	Contribution and Subscription Agreement dated as of June 7, 2004 relating to the investment in the ordinary shares and preferred equity certificates of Macquarie Water Luxembourg SarL
2	.5*	Stock Purchase Agreement dated as of June 7, 2004 relating to the investment in stapled securities of Macquarie Communications Infrastructure Group
3.1		Certificate of Trust of Macquarie Infrastructure Assets Trust
3.2		Trust Agreement dated as of April 13, 2003 of Macquarie Infrastructure Assets Trust
3	.3*	Form of Amended and Restated Trust Agreement of Macquarie Infrastructure Assets Trust
3.4		Certificate of Formation of Macquarie Infrastructure Assets LLC
3.5		Operating Agreement dated as of April 13, 2003 of Macquarie Infrastructure Assets LLC
3	.6*	Form of Amended and Restated Operating Agreement of Macquarie Infrastructure Assets LLC

Exhibit No.		Description

4	.1*	Specimen certificate evidencing share of trust stock of Macquarie Infrastructure Assets Trust
4.2		Specimen certificate evidencing LLC interest of Macquarie Infrastructure Assets LLC (included in Exhibit 3.5)
5	.1*	Form of opinion of Potter Anderson & Corroon LLP
8	.1*	Form of tax opinion of Shearman & Sterling LLP
10	.1*	Form of Management Services Agreement among Macquarie Infrastructure Assets LLC and certain of its subsidiaries named therein and Macquarie Infrastructure Management (USA) Inc.
10	.2*	Form of Registration Rights Agreement between Macquarie Infrastructure Assets LLC and Macquarie Infrastructure Management (USA) Inc.
10	.3*	Terms and Conditions of Class A Preferred Equity Certificates
10	.4*	Terms and Conditions of Class B Preferred Equity Certificates
10	.5*†	Shareholders’ Agreement dated April 30, 2004 relating to the Registrant’s interest in Macquarie Luxembourg
10	.6*†	Form of Deed of Adherence to the Shareholders’ Agreement dated April 30, 2004 relating to the Registrant’s interest in Macquarie Luxembourg
10.7		Shareholders’ Agreement dated March 26, 1996 and amended and restated on April 30, 2003 relating to the Registrant’s interest in Connect M1-A1 Holdings Limited
10	.8*	Form of Deed of Novation to the Shareholders’ Agreement dated March 26, 1996 and amended and restated on April 30, 2003 relating to the Registrant’s interest in Connect M1-A1 Holdings Limited
10.9		Limited Liability Company Agreement of Parking Company of America Airports Holdings, LLC dated October 1, 2003, as amended
10.10		Limited Liability Company Agreement of PCAA Parent, LLC dated September 30, 2003, as amended
10.11		Loan Agreement dated October 1, 2003, among Parking Company of America Airports, LLC, PCA Airports, Ltd., Parking Company of America Airports Phoenix, LLC and GMAC Commercial Mortgage Corporation
10	.12*	Stock Purchase Agreement dated April 28, 2004, among Macquarie Investment Holdings, Inc., Executive Air Support, Inc. and its shareholders named in Exhibit A thereto
10.13		Use and Occupancy Agreement dated January 1, 1986 between Johnson Controls World Services, Inc. (successor by assignment to Pan American World Airways, Inc.) and Atlantic Aviation Corporation (successor by assignment to Texaco, Inc.), as amended and supplemented on July 8, 1988, January 23, 1995, May 27, 1999 and August 23, 2000, for property located at Teterboro Airport
10.14		Use and Occupancy Agreement dated February 14, 1979 between Johnson Controls World Services, Inc. (successor by assignment to Pan American World Airways, Inc.) and Atlantic Aviation Corporation, as amended and supplemented on January 1, 1985, January 1, 1987, January 1, 1995, May 18, 1999, August 1, 1999 and August 23, 2000, for property located at Teterboro Airport
10	.15*	Debt Agreement relating to the financing of the acquisition of Executive Air Support, Inc. by Macquarie Investment Holdings, Inc.
10.16		Share Purchase Agreement dated April 30, 2004 relating to the acquisition by Macquarie Luxembourg Water SarL of the ordinary shares of Macquarie Water (UK) Limited
10.17		Secondment Agreement dated March 26, 1996 and amended and restated on April 30, 2003, among Yorkshire Link Limited, Macquarie Infrastructure (UK) Limited and Balfour Beatty plc
10	.18*	Form of Deed of Novation related to the Secondment Agreement
10.19		DBFO contract dated March 26, 1996, by and between the U.K. Secretary of State for Transport and Yorkshire Link Limited
10.20		Commercial Banks Facility Agreement dated March 26, 1996 and amended and restated on October 20, 1997 and September 4, 2001, among Yorkshire Link Limited, ABN AMRO Bank N.V. and certain financial institutions listed in Schedule 1 thereto

Exhibit No.		Description

10.21		EIB Facility Agreement dated March 26, 1996 and amended and restated on September 4, 2001, between European Investment Bank and Yorkshire Link Limited
10.22		Commercial Subordinated Loan Agreement dated March 26, 1996 and amended and restated on October 20, 1997 and September 4, 2001, among Yorkshire Link Limited, Macquarie Infrastructure (UK) Limited and Balfour Beatty plc
10	.23*	Form of Loan Documents among Macquarie Yorkshire Link LLC, Macquarie Infrastructure (UK) Limited and Macquarie Infrastructure Assets LLC
21.1		Subsidiaries of Macquarie Infrastructure Assets Trust
23	.1*	Consent of Potter Anderson & Corroon LLP (included in Exhibit 5.1)
23	.2*	Consent of Shearman & Sterling LLP (included in Exhibit 8.1)
23.3		Consent of Ernst & Young LLP
23.4		Consent of Deloitte & Touche LLP
23.5		Consent of KPMG LLP
24		Powers of Attorney (included on signature pages of this registration statement)

*	To be filed by amendment.

†	Confidential treatment requested as to certain portions, which portions have been separately filed with the Securities and Exchange Commission.

Item 17.	Undertakings.

          The undersigned registrant hereby undertakes to provide to the underwriters at the closing specified in the underwriting agreement certificates in such denominations and registered in such names as required by the underwriters to permit prompt delivery to each purchaser.

          Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers, and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification by the registrant against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer, or controlling person of the registrant in the successful defense of any action, suit, or proceeding) is asserted by such director, officer, or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

          The undersigned registrant hereby undertakes that:

(1) For purposes of determining any liability under the Securities Act of 1933, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective.

(2) For the purpose of determining any liability under the Securities Act of 1933, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of New York, State of New York, on the 7th day of June, 2004.

MACQUARIE INFRASTRUCTURE ASSETS TRUST

By:	/s/ PETER STOKES

Peter Stokes
Trustee

POWER OF ATTORNEY

KNOW ALL MEN BY THESE PRESENTS, that each person whose signature appears below constitutes and appoints Peter Stokes and Alan Stephen Peet his true and lawful attorney-in-fact, with full power of substitution and resubstitution for him and in his name, place and stead, in any and all capacities to sign any and all amendments, including post-effective amendments to this registration statement, and to file the same, with all exhibits thereto, and other documents in connection therewith, with the Securities and Exchange Commission, hereby ratifying and confirming all that said attorney-in-fact or his substitute, each acting alone, may lawfully do or cause to be done by virtue thereof.

Pursuant to the requirements of the Securities Act of 1933, this Registration Statement has been signed by the following persons in the capacities and on the dates indicated.

Signature	Title	Date

/s/ PETER STOKES Peter Stokes	Trustee	June 7, 2004

/s/ ALAN STEPHEN PEET Alan Stephen Peet	Trustee	June 7, 2004

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of New York, State of New York, on the 7th day of June, 2004.

MACQUARIE INFRASTRUCTURE ASSETS LLC

By:	/s/ PETER STOKES

Peter Stokes
Chief Executive Officer
(Principal Executive Officer)

POWER OF ATTORNEY

KNOW ALL MEN BY THESE PRESENTS, that each person whose signature appears below constitutes and appoints Peter Stokes and Alan Stephen Peet his true and lawful attorney-in-fact, with full power of substitution and resubstitution for him and in his name, place and stead, in any and all capacities to sign any and all amendments, including post-effective amendments to this registration statement, and to file the same, with all exhibits thereto, and other documents in connection therewith, with the Securities and Exchange Commission, hereby ratifying and confirming all that said attorney-in-fact or his substitute, each acting alone, may lawfully do or cause to be done by virtue thereof.

Pursuant to the requirements of the Securities Act of 1933, this Registration Statement has been signed by the following persons in the capacities and on the dates indicated.

Signature	Title	Date

/s/ PETER STOKES Peter Stokes	Chief Executive Officer and Director (Principal Executive Officer)	June 7, 2004

/s/ DAVID MITCHELL David Mitchell	Chief Financial Officer (Principal Financial and Accounting Officer)	June 7, 2004

/s/ JOHN ROBERTS John Roberts	Director	June 7, 2004

/s/ ALAN STEPHEN PEET Alan Stephen Peet	Director	June 7, 2004

            EXHIBIT INDEX

Exhibit No.	Description

1.1*	Form of Underwriting Agreement
2.1*	Stock Purchase Agreement dated as of June 7, 2004 relating to the acquisition of Macquarie Americas Parking Corporation
2.2*	Stock Purchase Agreement dated as of June 7, 2004 relating to the acquisition of North America Capital Holding Company
2.3*	Share Purchase Agreement dated as of June 7, 2004 relating to the acquisition of Macquarie Yorkshire Limited
2.4*	Contribution and Subscription Agreement dated as of June 7, 2004 relating to the investment in the ordinary shares and preferred equity certificates of Macquarie Water Luxembourg SarL
2.5*	Stock Purchase Agreement dated as of June 7, 2004 relating to the investment in stapled securities of Macquarie Communications Infrastructure Group
3.1	Certificate of Trust of Macquarie Infrastructure Assets Trust
3.2	Trust Agreement dated as of April 13, 2003 of Macquarie Infrastructure Assets Trust
3.3*	Form of Amended and Restated Trust Agreement of Macquarie Infrastructure Assets Trust
3.4	Certificate of Formation of Macquarie Infrastructure Assets LLC
3.5	Operating Agreement dated as of April 13, 2003 of Macquarie Infrastructure Assets LLC
3.6*	Form of Amended and Restated Operating Agreement of Macquarie Infrastructure Assets LLC
4.1*	Specimen certificate evidencing share of trust stock of Macquarie Infrastructure Assets Trust
4.2	Specimen certificate evidencing LLC interest of Macquarie Infrastructure Assets LLC (included in Exhibit 3.5)
5.1*	Form of opinion of Potter Anderson & Corroon LLP
8.1*	Form of tax opinion of Shearman & Sterling LLP
10.1*	Form of Management Services Agreement among Macquarie Infrastructure Assets LLC and certain of its subsidiaries named therein and Macquarie Infrastructure Management (USA) Inc.
10.2*	Form of Registration Rights Agreement between Macquarie Infrastructure Assets LLC and Macquarie Infrastructure Management (USA) Inc.
10.3*	Terms and Conditions of Class A Preferred Equity Certificates
10.4*	Terms and Conditions of Class B Preferred Equity Certificates
10.5*†	Shareholders’ Agreement dated April 30, 2004 relating to the Registrant’s interest in Macquarie Luxembourg
10.6*†	Form of Deed of Adherence to the Shareholders’ Agreement dated April 30, 2004 relating to the Registrant’s interest in Macquarie Luxembourg
10.7	Shareholders’ Agreement dated March 26, 1996 and amended and restated on April 30, 2003 relating to the Registrant’s interest in Connect M1-A1 Holdings Limited
10.8*	Form of Deed of Novation to the Shareholders’ Agreement dated March 26, 1996 and amended and restated on April 30, 2003 relating to the Registrant’s interest in Connect M1-A1 Holdings Limited
10.9	Limited Liability Company Agreement of Parking Company of America Airports Holdings, LLC dated October 1, 2003, as amended
10.10	Limited Liability Company Agreement of PCAA Parent, LLC dated September 30, 2003, as amended
10.11	Loan Agreement dated October 1, 2003, among Parking Company of America Airports, LLC, PCA Airports, Ltd., Parking Company of America Airports Phoenix, LLC and GMAC Commercial Mortgage Corporation
10.12*	Stock Purchase Agreement dated April 28, 2004, among Macquarie Investment Holdings, Inc., Executive Air Support, Inc. and its shareholders named in Exhibit A thereto

Exhibit No.	Description

10.13	Use and Occupancy Agreement dated January 1, 1986 between Johnson Controls World Services, Inc. (successor by assignment to Pan American World Airways, Inc.) and Atlantic Aviation Corporation (successor by assignment to Texaco, Inc.), as amended and supplemented on July 8, 1988, January 23, 1995, May 27, 1999 and August 23, 2000, for property located at Teterboro Airport
10.14	Use and Occupancy Agreement dated February 14, 1979 between Johnson Controls World Services, Inc. (successor by assignment to Pan American World Airways, Inc.) and Atlantic Aviation Corporation, as amended and supplemented on January 1, 1985, January 1, 1987, January 1, 1995, May 18, 1999, August 1, 1999 and August 23, 2000, for property located at Teterboro Airport
10.15*	Debt Agreement relating to the financing of the acquisition of Executive Air Support, Inc. by Macquarie Investment Holdings, Inc.
10.16	Share Purchase Agreement dated April 30, 2004 relating to the acquisition by Macquarie Luxembourg Water SarL of the ordinary shares of Macquarie Water (UK) Limited
10.17	Secondment Agreement dated March 26, 1996 and amended and restated on April 30, 2003, among Yorkshire Link Limited, Macquarie Infrastructure (UK) Limited and Balfour Beatty plc
10.18*	Form of Deed of Novation related to the Secondment Agreement
10.19	DBFO contract dated March 26, 1996, by and between the U.K. Secretary of State for Transport and Yorkshire Link Limited
10.20	Commercial Banks Facility Agreement dated March 26, 1996 and amended and restated on October 20, 1997 and September 4, 2001, among Yorkshire Link Limited, ABN AMRO Bank N.V. and certain financial institutions listed in Schedule 1 thereto
10.21	EIB Facility Agreement dated March 26, 1996 and amended and restated on September 4, 2001, between European Investment Bank and Yorkshire Link Limited
10.22	Commercial Subordinated Loan Agreement dated March 26, 1996 and amended and restated on October 20, 1997 and September 4, 2001, among Yorkshire Link Limited, Macquarie Infrastructure (UK) Limited and Balfour Beatty plc
10.23*	Form of Loan Documents among Macquarie Yorkshire Link LLC, Macquarie Infrastructure (UK) Limited and Macquarie Infrastructure Assets LLC
21.1	Subsidiaries of Macquarie Infrastructure Assets Trust
23.1*	Consent of Potter Anderson & Corroon LLP (included in Exhibit 5.1)
23.2*	Consent of Shearman & Sterling LLP (included in Exhibit 8.1)
23.3	Consent of Ernst & Young LLP
23.4	Consent of Deloitte & Touche LLP
23.5	Consent of KPMG LLP
24	Powers of Attorney (included on signature pages of this registration statement)

*	To be filed by amendment.

†	Confidential treatment requested as to certain portions, which portions have been separately filed with the Securities and Exchange Commission.